Exhibit 1.1

                    ANNUAL REPORT FOR DYNEA INTERNATIONAL OY
                      FOR THE YEAR ENDED DECEMBER 31, 2004

         PREPARED PURSUANT TO THE INDENTURE DATED AUGUST 8, 2000, BY AND
        BETWEEN THE BANK OF NEW YORK AS TRUSTEE, DYNEA CHEMICALS OY, AS
                GUARANTOR AND DYNEA INTERNATIONAL OY, AS ISSUER

                                TABLE OF CONTENTS

  Market Information ........................................................i

  Certain Definitions ......................................................ii

  Forward Looking Statements ..............................................iii

  Item 1.  Identity of Directors, Senior Management and Advisers ............5

  Item 2.  Offer Statistics and Expected Timetable ..........................5

  Item 3.  Key Information ..................................................6

  Item 4.  Information on the Company ......................................17

  Item 5.  Operating and Financial Review and Prospects ....................29

  Item 6.  Directors, Senior Management and Employees. .....................52

  Item 7.  Major Shareholders and  Related Party Transactions ..............54

  Item 8.  Financial Information ...........................................57

  Item 9.  The Offer and Listing ...........................................57

  Item 10. Additional Information ..........................................58

  Item 11. Quantitative and Qualititative Disclosures About Market Risk ....67

  Item 12. Description of Securities Other than Equity Securities ..........68

  Item 13. Defaults, Dividend Arrearages and Deliquencies ..................69

  Item 14. Material Modifications to the Rights of Security Holders
           and Use of Proceeds .............................................69

  Item 15. Controls and Procedures .........................................69

  Item 16. Audit Committee Financial Expert, Code of Ethics,
           Principal Accountant Fees and Services ..........................70

  Item 17. Financial Statements ............................................71

                Dynea International Oy Financial Statements ...............F-1

                Dynea Chemicals Oy Financial   Statements .................G-1

  Item 18. Financial Statements ............................................72

  Item 19. Exhibits ........................................................72

         This annual report describes the operations of Dynea International Oy and the operations of Dynea Chemicals Oy, a subsidiary of Dynea International Oy, as the businesses of Dynea International Oy and Dynea Chemicals Oy are identical since all operations are conducted at or below the level of Dynea Chemicals Oy.


                               MARKET INFORMATION

Information regarding market share, market position and industry data pertaining to our business contained in this annual report consists of estimates based on data and reports compiled by industry professional organizations and analysts and our knowledge of our sales and markets. We take responsibility for compiling and extracting but have not independently verified market data provided by third parties or industry or general publications. Similarly, while we believe our internal estimates to be reliable, they have not been verified by any independent sources.

                               CERTAIN DEFINITIONS

         As used in this annual report, "we," "our," "us," and "Dynea International" refer to Dynea International Oy, a holding company incorporated under the laws of Finland, together with Dynea Chemicals Oy, its wholly-owned holding company subsidiary incorporated under the laws of Finland and, where the context requires, their subsidiaries. Dynea Chemicals Oy is referred to as "Dynea Chemicals" and "the guarantor", which also includes, where the context requires, its subsidiaries, and contains the resins manufacturing operations that were acquired from Fortum Oyj and, where the context requires, the other operations that historically were operations of Dynea Chemicals Oy and that have been sold. "Dynea" means Dynea Oy (formerly Nordkemi Oy). We are a wholly-owned subsidiary of Dynea Oy. "Neste" refers to the chemicals business, which was acquired from Fortum Oyj, on November 30, 1999. "Dyno" means Dyno ASA, a company incorporated under the laws of Norway, together with its subsidiaries, containing the resins manufacturing, paper overlays and oil field chemicals production operations that were acquired on August 8, 2000, and, where the context requires, the other operations that historically were operations of Dyno ASA and that have been sold.

                           FORWARD-LOOKING STATEMENTS

         Some statements in this annual report are not historical facts and are "forward-looking." Words such as "believes," "expects," "estimates," "may," "intends," "will," "should" or "anticipates" and similar expressions or their negatives frequently identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or industry results to be materially different from those expressed or implied by those forward-looking statements. From time to time, we have made or may make forward-looking statements orally or in writing. Those forward-looking statements may be included in, among other things, press releases, filings with or submissions to the U.S. Securities and Exchange Commission, reports to shareholders and note holders and other communications or oral statements made by or with the approval of an authorized executive officer.

         Forward-looking statements, such as statements regarding our ability to develop and expand our business, our ability to reduce costs, our ability to take advantage of new technologies, the effects of regulations (including tax regulations), litigation, our anticipated future revenues, capital spending and financial resources and other statements contained in this annual report regarding matters that are not historical facts, involve predictions. Actual events or results may differ materially as a result of risks and uncertainties that we face. Those risks and uncertainties include:

         o the significant amount of indebtedness we and our subsidiaries incurred and our obligations to service that indebtedness;

         o contractual restrictions on our ability to receive dividends or loans from some of our subsidiaries;

         o        changes in our business strategy or development plans;

         o        our ability to attract and retain qualified personnel;

         o        worldwide economic and business conditions;

         o increased competition from other or new resins manufacturing companies;

         o customer purchasing behavior or trends toward consolidation or up-stream integration;

         o        changing technology;

         o        regulatory, legislative and judicial developments; and

         o        operating difficulties.

         Some of these factors are discussed in more detail elsewhere in this annual report including, under the captions "Item 3. Key Information--Risk Factors," "Item 4. Information on the Company--Business" and "Item 5. Operating and Financial Review and Prospects."

         We caution that the above list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Item 1.  Identity of Directors, Senior Management and Advisers.

         Not applicable.

Item 2.  Offer Statistics and Expected Timetable.

         Not applicable.

Item 3.  Key Information.

                              SELECTED CONSOLIDATED
                HISTORICAL FINANCIAL DATA OF DYNEA INTERNATIONAL

         The table below sets forth selected consolidated historical financial data for Dynea International as of and for the periods indicated. The selected consolidated financial data as of December 31, 2000, 2001, 2002, 2003 and 2004, and the years ended December 31, 2000, December 31, 2001, December 31, 2002, December 31, 2003 and December 31, 2004 have been derived from the audited consolidated financial statements of Dynea International, which have been audited by PricewaterhouseCoopers Oy, independent accountants. Dynea International has prepared its financial statements in accordance with International Financial Reporting Standards ("IFRS"). The selected consolidated historical financial data of Dynea International should be read in conjunction with "Item 5. Operating and Financial Review and Prospects" and the consolidated financial statements of Dynea International included elsewhere in this annual report.

                              SELECTED CONSOLIDATED
                HISTORICAL FINANCIAL DATA OF DYNEA INTERNATIONAL

                                                                                      Year ended
((euro)millions)                                                                     December 31,
                                                   ------------------------------------------------------------------------------
                                                          2000             2001          2002             2003         2004
                                                   ------------------------------------------------------------------------------
Income Statement Data:

Sales...........................................   (euro) 1,054.6  (euro) 1,049.6    (euro) 955.8    (euro) 979.0   (euro)1,065.0
Cost of sales ..................................           (913.4)         (894.1)         (798.0)         (857.8)         (935.0)
                                                   ------------------------------------------------------------------------------
Gross profit ...................................            141.2           155.5           157.8           121.2           130.0
Other operating income .........................             18.2            11.3            13.8            12.3            11.9
Selling and distribution expenses ..............            (49.2)          (41.8)          (41.3)          (32.8)          (30.0)
Research and development expenses ..............            (17.9)          (15.6)          (17.6)          (20.0)          (20.2)
Administrative expenses ........................            (59.1)          (65.8)          (55.5)          (56.4)          (56.9)
Other operating expenses .......................            (41.2)          (10.6)          (13.9)           (8.7)           (6.3)
Profit on sale of associates ...................                              3.0                                            (1.9)
Profit/(loss) on sale of discontinued
   operations ..................................                             (3.3)                            1.4
Impairment write-downs .........................             (6.4)           (2.3)                           (4.4)           (8.1)
Amortization of goodwill(1) ....................             (6.9)          (15.1)          (14.6)          (11.1)
                                                      -----------     -----------     -----------     -----------     -----------
Operating  (loss) profit .......................            (21.3)           15.3            28.7             1.5            18.5
Finance costs ..................................            (75.1)          (80.2)          (50.0)          (59.2)          (53.4)
Share of income in associates and joint
   ventures(1) .................................             15.2            12.2             3.9            13.1            15.7
                                                      -----------     -----------     -----------     -----------     -----------
Loss before income taxes .......................            (81.2)          (52.7)          (17.4)          (44.6)          (19.2)
Income tax benefit (expense)(1). ...............             19.6             8.4             5.0           (18.8)            0.4
                                                      -----------     -----------     -----------     -----------     -----------
Loss for the period ............................            (61.6)          (45.9)          (12.4)          (63.4)          (18.8)

Loss attributable to equity holders ............      (euro)(62.3)    (euro)(48.3)    (euro)(14.9)    (euro)(64.8)    (euro)(20.5)
Minority interest expense.......................              0.7             2.4             2.5             1.4             1.7
                                                      -----------     -----------     -----------     -----------     -----------

Loss for the period.............................      (euro)(61.6)    (euro)(45.9)    (euro)(12.4)    (euro)(63.4)    (euro)(18.8)
                                                      ===========     ===========     ===========     ===========     ===========

Supplemental Operating Data:
Capital expenditures ...........................             27.1            28.9            25.0            29.3            22.3

Cash Flow Statement Data:
Net cash inflow (outflow) from operating
activities .....................................            (26.5)            0.3            14.9            37.2            15.5
Net cash inflow (outflow) from investing
   activities ..................................             39.1            46.1           (25.1)           11.1           (24.4)
Net cash inflow (outflow) from financing
   activities ..................................             (7.9)          (27.3)          (17.7)          (56.4)           15.8

Amounts in Accordance with U.S. GAAP:
Net  (loss) income .............................            (63.5)          (49.3)            0.3           (54.1)          (20.3)

                                                                                 As of December 31,
                                                   ------------------------------------------------------------------------------
                                                          2000             2001          2002             2003         2004
                                                   ------------------------------------------------------------------------------
Balance Sheet Data:
Cash and cash equivalents.......................      (euro) 40.2     (euro) 59.5     (euro) 31.9      (euro)21.2      (euro)27.6
Working capital(2) .............................             58.9            18.4           (24.0)          (23.1)          (23.3)
Intangible assets ..............................            277.9           269.2           252.7           178.9           191.6
Total assets ...................................          1,302.0         1,065.9           972.2           841.5           866.2
Total debt(3) ..................................            720.4           669.8           631.1           511.9           529.8
Shareholders' equity ...........................            200.0           174.4           130.5           116.1           115.7

Amounts in accordance with U.S. GAAP
Shareholders' equity ...........................            195.5           163.9           133.4           109.0            86.7


(1) As of January 1, 2004, Dynea International has applied the revised standards for business combinations, International Financial Reporting Standard 3 (IFRS 3) and IAS 16 Property, Plant and Equipment to its financial reporting. In accordance with the new standard, IFRS 3, goodwill and other intangible assets with indefinite useful lives should not be amortized. The revised IAS 16 requires major overhaul costs to be capitalized and the 2003 comparison figures were adjusted accordingly.

(2)  Working capital is computed as current assets less current liabilities.

(3) Total debt comprises long-term loans (including first years' installments), bank loans, overdrafts and related party borrowings.

                                 Exchange Rates

         The following table describes, for the periods and dates indicated, information concerning the noon buying rate for the euro in New York City for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York. Amounts are expressed in euro per $1.00, and average figures reflect the average of the noon buying rates on the last day of each month during the relevant period. The rate on April 15, 2005 was 0.7735.

                                 Period-end rate      Average rate            High                 Low
Year
2004.......................          0.7387              0.8048              0.8474              0.7339
2003.......................          0.7938              0.8853              0.9652              0.7938
2002.......................          0.9530              1.0605              1.1615              0.9530
2001.......................          1.1235              1.1224              1.1947              1.0488
2000.......................          1.0652              1.0861              1.2092              0.9676

March 2005.................          0.7711              0.7584              0.7766              0.7427
February 2005..............          0.7534              0.7685              0.7829              0.7534
January 2005...............          0.7663              0.7621              0.7720              0.7421
December 2004..............          0.7387              0.7453              0.7562              0.7339
November 2004..............          0.7542              0.7687              0.7872              0.7526
October 2004...............          0.7846              0.7997              0.8149              0.7823


                                  Risk Factors

         You should carefully consider all the information in this annual report, including these material risk factors.

                         Risks Relating to Our Business

Our business is highly competitive, and in the future the activities of our competitors may negatively impact our market share or profitability.

         The markets for some of our products are highly competitive. We are exposed to the competitive characteristics of several different geographic markets and industries. We have identified a variety of competitive factors that may affect our customers' choice of supplier. These include:

         o        product quality;

         o        product price;

         o        reliability of product supply;

         o        technical support and other customer services; and

         o        proximity to customers.

         Some of our competitors, including Borden Chemicals Inc., Georgia-Pacific Corporation and BASF AG, are larger and have greater financial resources than we do. We also compete with a large number of smaller regional companies. We may lose market share to these or other competitors.

         In the past several years, there have been a number of mergers, acquisitions and spin-offs in the chemicals industry. This restructuring activity may result in our competitors consisting of fewer, larger producers. We believe that restructuring is further advanced in the North American resins market, but we expect significant restructuring in Europe and Asia. In addition, as the markets for our products expand, we expect that additional competition will emerge and that existing competitors may commit more resources to the markets in which we participate. This could lead to changes in the competitive environment, cause a decrease in our revenues and cash flow and have a detrimental effect on our business and operations.

We may possibly face competition from producers of materials that are substitutes for formaldehyde-based resins and paper overlays, which could lead to declines in sales or revenues from our sales of these products.

         We face the possibility of competition from a number of products that are potential substitutes for formaldehyde-based resins and paper overlays. Currently, we estimate that formaldehyde-based resins make up most of the resins used as panel board resins, wood and specialty adhesives and industrial resins. However, in some markets, non-formaldehyde based resins are a viable alternative to our formaldehyde-based resins. For example:

         o We estimate that, in North America, about 20% of the resins used for oriented strand board ("OSB") are polyurethane-based products. Although such resins are more expensive than formaldehyde-based resins, less amounts are needed to produce the same amount of OSB, they are more water resistant than formaldehyde-based OSB resins and they allow for faster production speeds.

         o Acrylic resins are used as a substitute for formaldehyde-based resins in some applications of insulation. A major insulation manufacturer has replaced certain phenolic-formaldehyde resins with acrylic resins in the manufacture of some of its building insulation products.

         o Various latex and polyurethane products are used as substitutes for wood and specialty adhesives by furniture manufacturers.

         o With regard to paper overlays, high pressure laminates, wood veneers, powder coatings, plastics, paint and lacquer are all substitutes. These products are increasingly popular substitutes for paper overlays, although they do not have identical characteristics to paper overlays.

         Considerable growth in these substitutes for resins or paper overlays could adversely affect our market share, net sales and profit margins. Furthermore, within our market, new products could be developed in the future which could further threaten our market share for some of our products.

We may face competition from our current customers in the panel board resins market, which could lead to declines in sales or revenues from these products.

         Many of our customers for panel board resins are currently large producers that are continuing to grow. As these large manufacturers expand their operations and build new facilities, they may choose to build their own panel board resin production facilities and begin to produce their own panel board resins, particularly those customers who use predominantly urea-formaldehyde resins. In some cases, those plants could be newer or more cost-effective than the plants we are currently using to supply those customers. Some of the larger wood panel producers already manufacture formaldehyde-based resins for their own use. Captive production of formaldehyde-based resins tends to be limited to the largest producers. These customers do, however, represent an important part of the market. We estimate that approximately 60 % of our annual sales in 2004 derived from sales of urea-formaldehyde resins. If any customers begin to produce their own resins, either using a new plant or an existing facility purchased from another party, we could lose such customers, which could cause our revenues and cash flow to decline. If one of our plants is particularly dependent on such a customer, we could be forced to close that facility. In addition, if one or more of our customers decide to construct new facilities to produce their own resins, they may become our competitors.

We may lose market share as a result of customer consolidation, which could cause our income to decline and our net losses to increase.

         We are the third largest supplier of resins in North America. However, we estimate that both of our larger competitors supply about twice as much resin to the North American market (on a tonnage basis) than we do. This is due, in part, to considerable consolidation among our customers in that market over the past few years. Customers who intend to use a sole or dual-source supplier strategy may choose to pick one of or both of our two large competitors. Accordingly, our market share in North America may decline in future years, which could cause our revenues and cash flow to decline. In addition, there has been similar, although less extensive, consolidation in Europe, which could reduce our European market share.

Declines in worldwide economic conditions could lead to declines in our sales or could cause our net losses to increase.

         Our resins and paper overlays production businesses depend on the construction and furniture manufacturing industries, which are global industries subject to regional or national cycles. These industries are particularly affected by any downturn in gross domestic product and, accordingly, any decline in gross domestic product in a given market could have a detrimental impact on our business, cash flow, results of operations and financial condition in that market.

Raw material prices may fluctuate significantly, which could lead to decreased profit margins for some of our products in some circumstances. In addition, we are somewhat dependent on certain suppliers for some of the raw materials we use to produce our resins and paper overlays.

         Our raw material costs in connection with the production of resins and paper overlays in 2004 consisted mainly of the cost of methanol, urea, phenol and melamine. For our paper overlays operations, paper is also a principal raw material. We purchase the majority of our raw materials as bulk commodities through a combination of long-term contracts of one to three years in duration, informal long-term arrangements with suppliers (typically one year at the time) and purchases on the spot market. Approximately 70% to 80% of our supply contracts for raw materials are long-term contracts or informal agreements with long-term suppliers. Our long-term contracts generally specify a supply volume level and guarantee availability of that supply. Prices under these contracts are either negotiated monthly or quarterly or they are tied to a formula based on a given benchmark reported by independent sources, such as the Independent Commodity Information Service (ICIS) or Chemical Market Associates Inc. (CMAI). We also purchase raw materials directly on the spot market. Spot prices fluctuate and may be significantly less or greater than the prices we have paid for our raw materials purchased under long-term agreements.

         As the prices we pay for our raw materials change quarterly or monthly, we are subject to considerable volatility in the prices we pay for such materials. Prices of methanol, urea and phenol are highly volatile, while the price of melamine has traditionally been more stable. In 2004, the prices of urea and phenol were very volatile. Due to this considerable price volatility in our main raw materials, our raw material costs can vary significantly both from year to year and during any given year. We are not always able to fully pass through to our customers the fluctuations in the prices of our raw materials. When increases occur, our sales may generate lower margins, particularly with respect to sales that are made under contracts with periodic adjustment features. These failures to recover costs can result in part from competitive pressures, the timing of changes to the prices of raw materials and because at times, in some markets, industry over-capacity prevents selling prices from being raised. Furthermore, raw material cost decreases are generally reflected more quickly in our sales prices than raw material cost increases due to pressure from our customers.

         In addition, we may not be able to continue to purchase the volumes of raw materials that we require from our suppliers in the future. The loss of any of our major suppliers would take us, on average, three to six months and potentially as long as one year, to replace and could require that we in the interim make purchases on the spot market at potentially higher prices.

We depend on continued technological and product innovation for our future growth, and any failure to improve our products could lead to a decline in our market share and a resultant decrease in revenues.

         All of our businesses experience gradual periodic technological change, ongoing incremental product improvements and obsolescence of existing products. Manufacturers periodically introduce new products or production processes. In the past, we have benefited from our ability to operate at the forefront of some markets. We produce resins in thousands of different formulations, the great majority of which are individually tailored to meet the specific requirements of our customers. We continually seek to develop innovative, technically advanced products. These efforts typically result in the turnover of our portfolio of product formulations every three to five years. Our future growth will depend on our ability to gauge the direction of the commercial and technological progress in all key markets and successfully develop, manufacture and market products in such markets. We must identify, develop and market innovative products on a timely basis to replace existing products in order to maintain our competitive position.

         We devote significant resources to the development of new technologically advanced products and intend to continue to devote a substantial amount of spending to the research, development and technology process functions of our businesses. However, there can be no assurances that we will be able to successfully develop new products and/or technology or our customers may not be satisfied with our new products or technology. If we fail to keep pace with the evolving technological innovations in our markets, then our sales, profitability and cash flow may decline as our customers turn to newer products produced by our competitors.

                          Risks Relating to Our Company

Since our assets and all of the assets of our subsidiaries are already pledged as security for the obligations of our subsidiaries under the senior credit facility and other debt, we may find it difficult or impossible to borrow additional funds if we need to do so.

         The lenders under our existing senior credit agreement have a first ranking security interest in substantially all of the tangible and intangible assets our subsidiaries and a security interest in the shares we own of Dynea Chemicals Oy. In addition, some of the other debt of our subsidiaries is secured under similar, lower-ranking pledges of assets of those subsidiaries. These lenders are not obligated to allow us to enter into further security arrangements with these assets, or to allow us to grant similar security interests to new lenders. As a result, we and our subsidiaries may not be able to obtain additional loans from lenders who require us to provide them with security interests in those assets unless we can first repay all of our existing outstanding indebtedness under the senior credit agreement and other subsidiary debt. This may prevent us from obtaining additional funds when needed and could negatively affect our business and our results of operations.

We are subject to restrictive debt covenants that prevent us from taking a number of actions, including some actions which might increase our income or improve our financial results.

         The indentures governing our notes contain covenants with respect to us and our restricted subsidiaries that restrict, among other things:

         o        the incurrence of additional indebtedness;

         o the payment of dividends on, and redemptions of, capital stock and the redemption of indebtedness that is junior in right of payment to the notes;

         o some other restricted payments including, without limitation, investments;

         o        some transactions with affiliates;

         o        some transfers or sales of assets;

         o        the grant of liens on our properties;

         o        the execution of sale and leaseback transactions;

         o the sale of stock or the issuance of disqualified stock and preferred stock of restricted subsidiaries;

         o the guarantee of indebtedness of our company, other than the notes, by our subsidiaries;

         o        our expansion into unrelated businesses;

         o the creation of restrictions on distributions from restricted subsidiaries; and

         o consolidations, mergers and transfers of all or substantially all of our assets.

         These restrictions may prevent us from taking a number of actions, including some actions which might increase our income or otherwise improve our financial results.

Our subsidiaries are subject to restrictive debt covenants that prevent them from taking a number of actions, including some actions which might increase our income or improve our financial results, and which may prevent us from obtaining funds from them to repay the notes.

         Our subsidiaries are subject to the restrictive covenants and events of default provisions contained in the senior credit facility. These covenants and provisions restrict, among other things, the ability of our subsidiaries to make any payments or distributions to us in order to enable us to prepay the notes or make the interest payments under the notes while indebtedness under the senior credit facility is outstanding. In addition, such covenants and provisions may restrict us from taking certain actions, which would have otherwise increased our income or improved our financial results.

Our subsidiaries are required to satisfy and maintain certain financial conditions, which if breached, may result in an event of default under our senior credit facility.

         Our senior credit facility requires our subsidiaries to maintain specified financial ratios and to satisfy certain financial conditions. The ability of our subsidiaries to meet those financial ratios and conditions can be affected by events beyond our control, and our subsidiaries have in the past and may in the future fail to meet such ratios and conditions. In December 2004, we presented a new business plan for the period from 2005 to 2007 to our senior lenders and also proposed an amendment to the financial covenants relating to minimum debt service, cash flow and interest coverage covenants from the fourth quarter of 2004 through 2006 based on our new business plan. The senior lenders agreed to the proposed amendments in January 2005. After 2006 we will need to comply with original financial covenants, and as these tests and financial ratios become more restrictive over the life of the senior credit facility, this may result in breaches of such covenants.

         A breach of any of these covenants, ratios, tests or restrictions could result in an event of default under the senior credit facility. Upon the occurrence of any event of default under the senior credit facility, the senior lenders could elect to declare all amounts outstanding under the senior credit facility, together with accrued interest, to be immediately due and payable. If our subsidiaries cannot repay such amounts or if any other enforcement event under the security documents arises, the senior lenders could proceed against the collateral granted to them to secure repayment of any such amounts. If the senior lenders accelerate the payment of such amounts, the assets of our subsidiaries may not be sufficient to repay in full these amounts, to satisfy all other liabilities of our subsidiaries and to enable us to repay the notes in full.

We may still be able to incur substantially more debt which may be senior debt, in addition to that which we have already incurred, which could further increase the risks described above.

         We and our subsidiaries may be able to incur substantial additional debt in the future. We could, for example, incur an additional (euro)21.2 million of debt under the revolving credit facility pursuant to the senior credit agreement beyond that which we had incurred as of December 31, 2004. The terms of the indenture restrict, but do not fully prohibit, us and our subsidiaries from borrowing additional debt. The additional debt we incur could be secured and debt of the guarantor could be senior to the guarantee. Debt incurred by our subsidiaries will be effectively senior in right of payment to the notes. If new debt is added to our and our subsidiaries' current debt levels, the related risks that we and they now face could intensify.

We may not succeed in making further acquisitions or may not successfully integrate any further acquired operations, which could cause our net losses to increase or could lead to declines in our overall revenues or profitability.

         As part of our strategy, we may acquire companies or operations engaged in similar or complementary businesses to our own. Restrictions in the terms of the notes may, however, preclude our ability to make some acquisitions. Further, for acquisitions that are not precluded, we may need to borrow money which will increase our debt service requirements and could make it harder for us to make payments on the notes. In order to manage any acquisitions we successfully complete, we will need to continue to implement and improve our operational, financial and management information systems. If making acquisitions or integrating any acquired business diverts too much management attention from the operations of our core businesses, this could adversely affect our financial condition and results of operations. Any acquisition that we make could be subject to a number of risks, including:

         o failure to discover liabilities of the acquired company for which we may be responsible despite any investigation we may make before the acquisition;

         o our ability to assimilate the operations and personnel of the acquired company; and

         o        the loss of key personnel in the acquired company.

         Any acquisition we consummate may fail to provide the benefits we originally anticipate. Furthermore, we may fail to identify attractive acquisition candidates, complete and finance potential acquisitions on favorable terms, or integrate acquired operations with our existing businesses.

We will have ongoing costs and may have additional costs, obligations or liabilities with respect to environmental matters, which may cause our net losses to increase in the future.

         Our operations are subject to extensive environmental, health and safety laws and regulations. Among other things, these laws and regulations:

         o regulate air emissions, wastewater discharges and other releases to the environment, the handling and use of hazardous materials, the generation, treatment, storage and disposal of wastes, and workplace conditions, as well as other aspects of our operations and products;

         o        impose requirements relating to the clean-up of contamination;

         o impose liability in the event of harm to human health, the environment and natural resources; and

         o provide for substantial fines and potential criminal sanctions for violations.

         We incur substantial costs in our efforts to comply with these laws and regulations. At some of our sites, there may be contamination from past operations, which requires, or is anticipated to require, investigation and remediation. The nature of the chemical industry also exposes us to risks of liability under these laws and regulations due to the production, storage, transportation and sale of materials that can cause harm to human health, the environment and natural resources. In addition, individuals could seek damages for alleged personal injury or property damage due to exposure to chemicals at our facilities or to chemicals otherwise produced, owned or controlled by us.

         We expect that our operations will continue to be subject to increasingly stringent environmental and health and safety laws and regulations. We anticipate that these laws and regulations will continue to require increased costs and impose additional liabilities. Future changes to environmental, health and safety laws and regulations may be significant, and contamination could occur or be identified in the future. Our future cash flow may decline as a result of increased expenditures on environmental health or safety matters as the amounts we have currently provided may not be adequate. For example, the International Agency for Research on Cancer ("IARC"), the advisory body of WHO, recently reclassified formaldehyde from Class 2A "probable carcinogen to human" to Class 1 "carcinogen to human". Since formaldehyde has a significant role as raw material in our manufacturing processes, the future unanticipated regulatory changes relating to formaldehyde may have a negative material impact on our business. See below in "Item 4. Information on the Company - Environmental, Health and Safety Matters."

         In addition, other parties that have contractual commitments to us in connection with potential environmental liability matters may fail to honor such commitments. For example, the agreement with Fortum Oyj relating to the acquisition of Neste in 1999 provides a cost-sharing mechanism for remedial costs relating to environmental contamination. See below in "Item 4. Information on the Company - Environmental, Health and Safety Matters." If Fortum Oyj fails in the future to honor its commitments under the cost-sharing mechanism, we may incur additional expenditures on environmental health or safety matters.

We may have ongoing liabilities associated with the explosives business of Dyno vis-a-vis third parties, which could lead to unforeseen expenses and could cause our net losses to increase in the future.

         Dyno ASA had historically owned and operated the explosives business of Dyno in Norway. The assets related to that business were transferred to Dyno Nobel ASA at the time we acquired Dyno ASA. Some of the liabilities related to the activities of that business prior to that transfer may remain with us. In addition, the explosives business of Dyno in countries other than Norway was conducted by former and current subsidiaries of Dyno ASA, and we may have some remaining liabilities from past activities of those subsidiaries as well. However, Dyno Nobel ASA has agreed to indemnify us for any loss, liability, claim, damage or defense we may face as a result of Dyno's prior ownership of the assets related to the explosives business.

         The nature of Dyno's former explosives business involved storage and detonation of explosives, which is treated in the United States as an inherently dangerous and ultra-hazardous activity. Accordingly, Dyno's former subsidiaries in the United States which have been transferred to Dyno Nobel ASA or its affiliates, including companies that are still subsidiaries of Dyno, may be held liable for personal injury or property damage that resulted from the storage or detonation of explosives in the past, regardless of the degree of care they exercised.

         While Dyno and those of its subsidiaries engaged in the explosives business followed regulations and industry standards applicable to storage and distribution of ammonium nitrate and explosive products prior to the transfer of those operations to Dyno Nobel ASA, the possibility of criminal misuse of products produced by Dyno or its former explosives-related operations cannot be excluded. Dyno's products may have been stolen or diverted to improper use and litigation might be brought against us seeking to hold Dyno liable in such a case. Litigation is impossible to predict and future legal actions may be material. Similarly, attempts may be made to sue Dyno ASA or its affiliates in the future under a variety of legal theories in Norway, the United States, or in other countries for its previous ownership of the explosives business. However, no such attempts have been made to date.

Our operations are exposed to various risks because we operate in different countries around the world, which may lead us to incur unanticipated expenses or encounter unanticipated difficulties that negatively impact our business, our future revenues or our future profitability.

         Because liquid resins cannot generally be transported economically over long distances, our resins production facilities are located close to our customers around the world. Our international operations are generally subject to many additional risks, including:


         o multiple and possibly conflicting laws and unexpected changes in regulatory requirements;

         o difficulties and costs of staffing and managing international operations;

         o        potentially adverse tax consequences;

         o        import and export restrictions and tariffs;

         o        political instability;

         o        local natural disasters;

         o        cultural differences; and

         o        increased expenses due to inflation.

         Any one of these factors could hurt our sales of services and products to international customers, which could cause our revenues to decline and adversely impact our business, cash flow, financial position and results of operations.

As a large portion of our revenues are denominated in currencies other than the euro, changes in exchange rates could cause our financial results to decline as reported in euros.

         Our revenues, costs, assets and liabilities are denominated in multiple currencies, particularly the U.S. dollar, the Canadian dollar and the Norwegian crown. This exposes us to fluctuations in various currencies, which may affect our financial condition and results of operations as reported in euro.

         In addition, changes in exchange rates could hurt our ability to make planned capital expenditures as well as servicing our debts as a result of increased costs relating to our operations in various jurisdictions. We may not in all cases be able to use currency hedging transactions to protect against transaction risk.

         We are also subject to interest rate risk relating to raises in interest rates, as borrowings under our senior debt facility are based on floating interest rates, such that if interest rates increase, our interest expenses will also increase. This risk is only partially mitigated by interest rates swaps from floating to fixed interest rates into which we have entered.

An adjustment to the carrying value of our goodwill would adversely affect our operating results and net worth.

         We have a significant amount of goodwill. As of December 31, 2004 we had unamortized goodwill of (euro)188.6 million, which represents 22% of our total assets, 30% of our total non-current assets and 163% of shareholder's equity. A significant change in market conditions that reduces the estimated future cash flows of the company may trigger an impairment of our goodwill. This would result in a non-cash charge and reduce the operating profit in the year the impairment is recognized.

We have an unfunded pension obligation, which could cause us to incur additional future expenses, which may cause our net losses to increase.

         As of December 31, 2004, we have an unfunded pension obligation of
(euro)38.5 million, which exceeds the accrued pension cost on our balance sheet by (euro)21.0 million. In the event of changes in the structure of the company, insolvency, or other circumstances, an unrecognized obligation may become payable under the terms of the company's pension plans. This obligation is senior to our obligation to repay amounts due under the notes.

         Item 4. Information on the Company.

         History and Development

         Dynea International Oy and Dynea Chemicals Oy consist primarily of the combined panel board resins and industrial and surfacing businesses of Neste Chemicals and Dyno ASA. Dynea International Oy, formerly known as Neste Chemicals International Oy, is a limited liability company, domiciled in Helsinki, Finland, founded on June 30, 2000, and registered with the Finnish Trade Register on July 3, 2000, in connection with the acquisition of Dyno ASA. Dynea International Oy represents the successor entity created from the acquisition of Neste Chemicals on November 30, 1999 and the acquisition of Dyno ASA on August 8, 2000. Dynea International Oy had no operations until November 30, 1999 when we acquired the Neste Chemicals chemicals businesses from Fortum Oyj, the Finnish state oil and gas company. "Neste" represents the predecessor combined specialty chemicals businesses carved-out from Fortum Oyj.

         Prior to June 30, 2000, the operations of Dynea International were conducted by Dynea Chemicals Oy. Dynea Chemicals Oy, domiciled in Helsinki, Finland, was founded on September 8, 1999 and was registered with the Finnish Trade Register on September 13, 1999. Our address is Siltasaarenkatu 18-20 A, 00530, Helsinki, Finland, and our telephone number is + 358 10 585 2000. Dynea International Oy is a wholly owned subsidiary of Dynea Oy, formerly Nordkemi Oy, a company controlled by Industri Kapital AB, and Dynea Chemicals Oy is a wholly owned subsidiary of Dynea International Oy.

         The Acquisition of Neste

         In November 1999, our parent company, Dynea Oy, which was then known as Nordkemi Oy, acquired the Neste chemicals business controlled by Fortum Oyj. Shortly after our incorporation, Dynea Oy contributed all of the issued and outstanding shares in Dynea Chemicals Oy (which had been incorporated in September 1999 as part of the acquisition of Neste and was formerly known as Neste Chemicals Oy) to us in exchange for all of our issued and outstanding shares.

         The Acquisition of Dyno

          We acquired Dyno ASA on August 8, 2000. Prior to the acquisition of Dyno ASA, Dyno ASA was a public company organized under the laws of Norway whose global operations spanned several industrial activities in the fields of explosives and chemicals. We acquired the resins manufacturing, paper overlays and oil field chemicals production operations and other operations which historically were operations of Dyno ASA.

         Recent Acquisitions and Investments

         During 2002 and 2003, Dynea International invested in a new resins plant in Gaoyao, Guandong, Peoples Republic of China. The new paper overlays plant built at the same site was taken on-stream in September 2004. Our investments in Dynea (Guangdong) Co Ltd amounted to (euro)2.3 million in 2004.

         In 2004, Dynea Chemicals Oy invested in a new resins plant in Gubakha, in the Perm region, Russia. The new company, Z.A.O. MetaDynea is jointly owned by Dynea Chemicals Oy and the leading Russian methanol production company JSC Metafrax. The company was incorporated and granted business license on March 3, 2004 and start-up of the production was in October 2004. Our investments in the Gubakha plant totaled (euro)1.9 million in 2004.

         As a part of an overall expansion project that has been going on during 2003 and 2004, a new world-scale formaldehyde plant was taken on-stream in Moncure, North-Carolina, USA in May 2004. The plant has a capacity of 50 000 tons of formaldehyde (100%), and it is based on Dynea's proprietary process technology. Our investments in Moncure amounted to (euro)5.1 million in 2004.

         During 2004, Dynea ASA invested in optimizing the resin operations in Norway. The project included major efficiency and capacity investments at the Lillestr0m plant together with mothballing the manufacturing operations at the production plant in Engene. Consequently the production of formaldehyde and resins in Engene was transferred to Lillestr0m. The consolidation of the operations became effective in September 2004. Our total investments in Norway amounted to (euro)4.2 million in 2004.

         Corporate Structure

         The following chart is a summary of our corporate structure and ownership at December 31, 2004.


[GRAPHIC OMITTED]

         Markets

         We are a global specialty chemicals company. We develop, manufacture and sell a diverse range of resins, adhesives and paper overlays and operate primarily in the panel board resins and industrial and surfacing industry. We operate primarily in Europe, North America and Asia. The following chart shows our revenues by geographic location for the past three years:

                                               2002             2003            2004
                                               ----             ----            ----
       Europe                           (euro) 413.3     (euro) 455.7    (euro) 489.7

       Americas                                378.9            385.8           421.1

       Asia and Oceania                        156.7            133.0           149.4

       Other                                     6.9              4.5             4.8


         The following chart shows our revenue by product group for the past three years:

                                               2002            2003             2004
                                               ----            ----             ----

       Panel Board Resins               (euro) 468.0    (euro) 489.3     (euro) 540.0

       Industrial and Surfacing                389.5           461.5            497.6

       Discontinued Operations                  71.2              --               --

       Other                                    27.1            28.2             27.4


         The overall market for formaldehyde-based resins is primarily driven by production levels in the construction and furniture industries, which are in turn affected by general economic conditions. This market is also driven by reduced availability and increased prices of log timber, which is expected to continue to result in composite boards gaining market share in the wood products market.

         As with formaldehyde-based resins, the market for paper overlays is driven in large part by activity levels in the construction and furniture industries, which are in turn affected by general economic conditions. Both markets are somewhat seasonal, as demand drops off in December and during the summer holidays, due to the decreased number of working days.

         Products

         We develop, manufacture and sell a diverse range of panel board resins as well as industrial and surfacing products in the form of formaldehyde-based resins and paper overlays.

         Panel Board Resins (which we estimate were approximately 51% of our 2004 total revenues). Our customers use panel board resins to bond various combinations of woodchips, fibers and veneer to manufacture different types of wood based panels. The most common wood based panels are particleboard, plywood, medium density fiberboards ("MDF") and oriented strand boards ("OSB"), which is a substitute for plywood. Different types of panel board resins are used depending on requirements such as water resistance, pressing time, strength and appearance. In 2004, we produced 1.8 million tons of panel board resins.

         Industrial and Surfacing (which we estimate were approximately 47% of our 2004 total revenues). In 2004, we produced 0.5 million tones of industrial and wood and specialty adhesive resins.

         We manufacture primarily the following three types of products:

         o Industrial resins (which we estimate were approximately 48% of our 2004 industrial and surfacing related revenues). Our customers use industrial resins to produce paper overlays, insulation materials and specialty products for applications such as abrasives, foam, friction products, filters, resins for foundry, molding compounds etc. The construction related products are used by manufacturers in the construction and building materials industry who use them in a number of industrial applications such as roofing and in insulation materials. This category also includes some non-formaldehyde-based resins. The specialty products (technical resins) are primarily used in automotive and metal working industries. The degree of customization of these products varies considerably depending on their end use.

         o Wood and specialty adhesives (which we estimate were approximately 24% of our 2004 industrial and surfacing related revenues). Generally, our customers use our wood solutions to manufacture both engineered and interior wood products. Engineered wood products include laminated beams, I-beams, posts and other wood supports for construction; interior wood products include furniture, cabinets, doors, window frames and parquet flooring. Additionally, we supply specialty adhesives to the paper packaging, shoe and construction industries. Our adhesive solutions are customized and designed to improve customer efficiency and to meet all regulatory requirements.

         o Paper Overlays (which we estimate were approximately 28% of our 2004 industrial and surfacing related revenues). We produce both industrial and decorative paper overlays. In 2004, we produced approximately 320 million square meters of paper overlays. Sales of industrial overlays accounted for approximately 62% of the total volume of paper overlays sold in 2004. Paper overlays consist of paper that has been saturated or coated with resins. These papers are then generally bonded under pressure and at high temperatures onto a variety of core materials, including particle board, MDF, OSB and plywood, for use as surface enhancements or finishes for decorative or industrial applications. Industrial paper overlays provide strength and protection and are used in the manufacture of signboards, concrete molds, truck beds and exterior siding. Decorative paper overlays are used in manufacturing products such as furniture, kitchen cabinets, store fixtures and laminated flooring.

         Sales and Marketing

         We employ approximately 300 people in our worldwide sales and marketing operations, who are supplemented by a technical support staff (of approximately 120 persons) responsible for assisting our customers in developing and implementing solutions for use in their production processes. In addition, local and senior management is also involved in marketing and selling our products and services. Our sales representatives have on average more than ten years' experience with our company or our predecessors. We provide what we believe to be a high level of support and service to all of the targeted customer segments. We believe our sales and marketing staff is experienced, well known and respected by our customers.

         Our sales force includes both individual sales representatives based locally in all of the major markets we serve and special key account teams operating from bases in Europe, North America and Asia. Our key account teams market the full range of our solutions to some selected high-value customers and are responsible for coordinating our total offering to these accounts, including sales and technical support. In addition, for some customers for whom we are a sole supplier, we monitor the supply of resins and provide them with consignment stock services securing continuing supply service and stock control. We also sell our paper overlays products through agents on a commission basis in markets where we do not have our own sales staff. Recently the sales and marketing focus and resource allocation has been under a continuous review, and they have been sharpened based on the customer need segmentation and EBITDA -level customer profitability analysis.

         Contracts and Pricing

         The majority of our sales are made under long-term contracts or long-standing informal relationships with our customers. The prices for our products depend significantly on a number of factors, including the type of product being sold, raw material prices, the competitive market price and supply situation, volume discount arrangements and the overall scope of services provided for the customer on top of the product.

         Resins. Most of our supply-agreements contain a volume supply commitment, and their duration is typically one year, sometimes a quarter of a year. Despite the volume commitment, the prices may be adjusted during the contract period. The pricing adjustments are usually made monthly or quarterly based on a formula that takes into consideration the changes in raw material prices, but other factors, such as general market conditions, may also have an effect on the adjusted price. We also offer volume rebates under some sales contracts. In part of the sales, however, the pricing mechanism is more market and relationship-based and is rather independent of the raw material price development. For example, in wood and specialty adhesives, more than half of the European sales are made on the basis of long-term relationships with customers, and pricing and volumes are set individually every quarter. In some cases, we also sell resins on a spot-basis to customers with whom we do not have contracts or long-term relationships. These sales are typically phenolic powder resins to areas where we do not have own manufacturing.

         As a summary, the sales prices of our panel board resins and industrial resins are primarily influenced by the prices of the raw materials we use to make our products, transportation costs and market conditions. The sales prices for our wood and specialty adhesives are on the contrary more influenced by the product performance, customer service solution package provided, and general market conditions.

         Paper Overlays. About half of our sales of industrial paper overlays are made under contracts having duration of one year or more. More than three-quarters of our largest industrial paper overlays contracts are requirements contracts under which we are our customers' sole supplier for a given product or range of products. About half of our sales of decorative paper overlays are made under contracts having duration of one year or more, while remainder consisting of sales to clients with whom we have no contract.

         The price of our paper overlays is primarily related to the prices of the papers and raw materials for the resins used in their manufacture. This is particularly true in decorative overlays, even in the case of long-term contracts. However, pricing for industrial paper overlays differs somewhat. In industrial paper overlays, the pricing is fairly stable, in large part due to our long-term contracts, and in part due to the applied market pricing mechanism.


         Customers

         Our customers range from some of the largest companies in the building materials and furniture industries to small-scale local furniture and wood materials manufacturers.

         Resins. Our customers include major panel board producers in Europe, North America and Asia. We have long-standing relationships with the majority of our resins customers.

         Customer size varies both by product and by region. In general, our customers for panel board resins tend to be quite large, especially in North America and Europe. In contrast, and with some exceptions, our customers for wood and specialty adhesives and industrial resins are smaller. Customers in the Asia-Pacific region, Eastern Europe and South America all tend to be smaller and the markets more fragmented, although there are a few large panel board resin customers in these areas as well.

         Currently, a limited number of our customers operate in more than one region. We believe, however, that the number of multiregional customers will continue to increase due to growth in newer markets, such as the Asia-Pacific region and South America, and due to additional consolidation in more mature markets. We believe that some customers will seek centrally negotiated supplier contracts with international suppliers like us, and that we are better positioned than some of the local and regional competitors to fulfill their needs.

         In Western Europe, some panel board resins customers have built and operate their own resins production facilities within their panel production plants in an effort to ensure supply and capture incremental margins. While we believe there might be a slight trend toward this so-called "captive" production in Western Europe, this trend appears to be limited to large panel board manufacturers in new production facilities. See "Item 3. Key Information--Risk Factors--Risks Relating to our Business--We may potentially face competition from our current customers in the panel board resins market." In the United States, we have also noticed an emerging trend toward captive production. However, especially in production of phenolic resins that are more complex, some North American customers have moved away from captive production. We believe we are well positioned to take advantage of any move away from this type of production in any of the markets we serve.

         In the industrial resins market certain resin manufacturers have stopped their own resin production and have begun to purchase the resins for on sale from specialty companies like Dynea because of rising environmental pressures and the growing investment requirements of speciality chemistry required in such production.

         Paper Overlays. Customers of our paper overlays products include major users of industrial and decorative paper overlays in Europe, Asia-Pacific, South America and North America.

         The paper overlays market is predominantly composed of local and regional customers who serve the construction and furniture industries, which are also largely local and regional in nature. We do not have many global or multi-regional paper overlays customers. However, there are a few panel board and furniture producers who are global or multi-regional, and we expect them to increase their purchases on a multi-regional basis.

         The production of industrial paper overlays is more limited than decorative paper overlays due to smaller and more fragmented customers and end markets, and the technical engineering required in product design and application.

         Within the United States, there is a trend toward growth in decorative products generally, particularly laminate flooring, and we believe we are well positioned to take advantage of the future development of this business.

         Manufacturing and Production

         We operate 51 production facilities in 25 countries in Europe, the Asia-Pacific region, North America and South America. Some of the plants in China, Indonesia, Malaysia, Thailand, Australia, Brazil, Denmark, Hungary, and Pakistan are owned and operated by us as majority owned entities or joint ventures, or represent investments in which we hold minority interests of 20% to 50%. The maximum capacity of the plants is presented in the following tables. However, our actual capacity at any given time may vary depending upon a variety of factors, including the types of products being made, the number of production runs required to make them and the mix of products being manufactured.

         Resins. Our total resins manufacturing capacity is approximately 3.5 million metric tons per year. In 2004, we produced approximately 2.3 million metric tons of resins. Our main operations are focused in North America, Western Europe and the Asia-Pacific region.

         The table below shows the amount of formaldehyde-based resins and formaldehyde (37% solution) we are able to produce each year in each of the countries in which we have resins production facilities.


                                                                Formaldehyde-       Formaldehyde
                                                                    based        -------------------
               Country*                                         resins (tons)           (tons)
               Australia.................................           52,000                40,000
               Austria...................................          260,000               260,000
               Belgium...................................          130,000                90,000
               Brazil....................................          149,000                64,000
               Canada....................................          378,000               225,000
               China.....................................          105,000**                  --
               Denmark...................................           80,000**              80,000
               Finland...................................          200,000                90,000
               France....................................           37,000                    --
               Germany...................................           75,000**                  --
               Hungary...................................           41,000**                  --
               Indonesia.................................           50,000**              33,000
               Ireland...................................          125,000                65,000
               Malaysia..................................           60,000                43,000
               Mexico....................................           42,000                15,000
               The Netherlands...........................          210,000               189,000
               New Zealand...............................          179,000               120,000
               Norway....................................          150,000               120,000
               Poland....................................           14,000                    --
               Russia....................................          200,000                    --
               Singapore.................................           90,000                99,000
               Thailand..................................           60,000**                  --
               United Kingdom............................          110,000                    --
               United States.............................          860,000               550,000
               Vietnam...................................           18,000                    --
               Total.....................................        3,675,000             2,083,000

------------------

* We have more than one plant in most of these countries. In addition, our operations in China, Indonesia, Malaysia and Thailand are operated as majority-owned companies and our operations in Australia, Denmark, Russia and one plant in Brazil are operated as joint ventures.

**       We produce an additional 12,000, 5,000, 3,000, 25,000, 5,000 and 5,000 tons of non-formaldehyde-based resins in China, Denmark, Germany, Indonesia, Thailand and Hungary, respectively.



     Paper Overlays. We currently have a total annual production capacity of 210 million square meters of decorative paper overlays and 330 million square meters of industrial paper overlays. In 2004, we produced and sold approximately 320 million square meters of paper overlays.

         Our paper overlay production facilities are located in the United States, Finland, China, Indonesia and Brazil. The table below shows the amount of paper overlays we are able to produce each year in each of the countries in which we have paper overlays facilities.

                                          Decorative Paper    Industrial Paper
Country                                       Overlays            Overlays
-------                                       --------            --------
                                                    (million sq. m.)
Brazil*..............................              35                  --
China                                              --                  25
Finland..............................              --                  55
Indonesia**..........................              --                  35
United States........................             175                 215
Total................................             210                 330

---------------------
*        Operated as a 50% owned joint venture.
**       Operated as a 70% majority-owned company.


          Suppliers, Raw Materials and Procurement Practices

         The majority of our raw materials are bulk commodities. We are not highly dependent on any one supplier for any of our raw materials, and with sufficient notice (of approximately six months to a year, depending on the raw material) we believe we could replace even our key suppliers with purchases from other suppliers, on the spot market or through suppliers from other markets.

         Resins. The principal raw materials we use to manufacture resins are methanol (which we use to manufacture formaldehyde, an intermediate product), urea, phenol and melamine. Together these raw materials make up approximately 60-90% of our total resin-related raw material costs. All of the raw materials we purchase are bulk commodities with standard specifications.

         We have centralized purchasing in North America and Europe for our four main raw materials. We have during 2004 increased our global focus on purchase of all chemicals from bulk commodities to smaller chemicals. We endeavor to make purchases that allow us to benefit from economies of scale to the extent possible, and, therefore, often concentrate our purchases from global suppliers, when available. Since all of our raw materials are bulk commodities, we have significant flexibility in selecting our suppliers.

         We obtain our raw materials through long-term contracts of one to three years in duration, informal long-term arrangements with suppliers, and purchases on the spot market. Our long-term contracts typically provide for a fixed volume of raw materials while under our informal long-term arrangements volumes are more flexible and usually negotiated on a quarterly or monthly basis. Prices under our contracts are sometimes based on formulas, but more often, and especially in the case of our informal long-term arrangements, prices are set either quarterly or monthly and are based on a number of factors, including spot prices, regional price variations, our volume and delivery needs and overall market supply.

         For all of our raw materials, we rely on a number of different suppliers. We purchase from most of the major producers in each industry as complemented by local and regional producers as well as raw material traders. Since many of our operations rely on local or regional suppliers and since many of our facilities are in remote locations, we are not always able to negotiate better prices solely based on our size.

         Paper Overlays. Paper and resins constitute the main raw materials used in the paper overlays business. In 2004, we produced approximately half of the resins we used to manufacture paper overlays and purchased the remaining resins from other manufacturers.

         We purchase paper from a number of suppliers. Our purchase contracts for industrial paper are mostly one-year contracts with fixed price terms, while we purchase decorative paper under informal arrangements whereby volumes and prices are set quarterly. Approximately 85% of the paper we buy is standardized while 15% is custom produced by printers to meet customers' specific needs. When we purchase custom produced papers, our customers commit to purchase the paper, thereby allowing us to pass paper costs directly to customers. We maintain an inventory of standardized papers, enabling us to avoid backlogs and production delays.

         Environmental, Health and Safety Matters

         We are subject to extensive, evolving and increasingly stringent environmental, health and safety laws and regulations governing our operations and products in many of the locations in which we operate. The laws and regulations applicable to our operations address, among other things, the following:

         o        air emissions;

         o        wastewater discharges to surface and subsurface waters;

         o        other releases into the environment;

         o        handling, use and disposal of hazardous materials;

         o generation, handling, storage, transportation, treatment and disposal of wastes; and

         o        maintenance of safe conditions in the workplace.

         Obtaining, producing and distributing many of our products involve the use, storage, transportation and disposal of toxic and hazardous materials. Although we devote considerable effort to limiting emissions, there are significant environmental, health and safety risks inherent in our operations and products, and we may be subject to liability in the event of harm to human health or the environment. Both the raw materials and resins produced by us, including methanol, phenol, urea, melamine and formaldehyde, pose risks of acute and chronic health effects and sensitization (development of allergies), as well as fire hazard. The high toxicity means that ground and surface water must be protected from contamination.

         In 2004, we continued our global safety program to reduce the risks associated with the production of phenolic resins. Our particular focus was on process safety including formulations and process control. Safety in general has been a focus area for us in 2003 and 2004. Both recordable injury rate and lost time injury rate have improved continually since 2001 from 16 to 10 in 2004 and 9 to 5,5 in 2004 (per million working hours), respectively.

         In June 2004, the International Agency for Research on Cancer ("IARC"), the advisory body of WHO, reclassified formaldehyde, our main raw material in resin production, from Class 2A "probable carcinogen to human" to Class 1 "carcinogen to human". The IARC classification is advisory in nature, and any stricter regulatory impact needs further risk evaluation. We have been working with the formaldehyde reclassification issue together with other industry parties in the Formaldehyde Council Inc. ("FCI"), as well as in the European Chemical Industry Council ("CEFIC"). These industry organizations are committed to incorporating new findings based on the IARC review and on potential further risk assessments, in product stewardship programs to ensure the safety of workers and consumers, and in programs to protect the environment.

         We also are subject to environmental laws and regulations that may require us to investigate and remediate the effects of the disposal or release of chemical substances at various sites. Under some of these laws and regulations, a current or previous owner or operator of property may be held liable for the costs of removal or remediation of hazardous substances on, under, or in our property, without regard to whether the owner or operator knew of or caused the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred.

         As is typical in the chemical businesses, at some of our production sites with an extended history of industrial use, it is likely that significant soil and groundwater contamination has occurred in the past. Contamination requiring, or anticipated to require, investigation and remediation has been identified at some sites, and contamination might occur or be discovered in the future at other sites. For example, when Dynea Chemicals purchased the Ste. Therese, Canada resins plant from Reichhold Ltd. in 1992, the site had already been contaminated and a project to clean up the property on the site had already begun. All the clean-up work was completed to the satisfaction of the Canadian environmental ministry in 2002.

         It is difficult to estimate the future costs of environmental investigation and remediation because of many uncertainties, including the possibility that additional contamination could occur or be identified in the future and potential future changes to laws and regulations. Subject to the foregoing, but taking into consideration our experience to date regarding environmental matters of a similar nature and currently known facts, we believe that the costs related to environmental remediation will not have a material adverse effect on our business and financial results. Because of the nature of our operations, however, there can be no assurance that significant liabilities and costs relating to environmental, safety and health matters will not be incurred in the future.

         The agreement relating to the acquisition of Neste in 1999 provides a cost-sharing mechanism for remedial costs relating to environmental contamination. This cost-sharing mechanism will be in place for a period of 8.5 years from the completion of that agreement. An oxidizer system at the formaldehyde plant in North Bay, Canada was installed in 2003 to eliminate, in practice, all the VOC emissions. In addition, the agreement relating to the acquisition of Neste contains an indemnity provision in connection with the litigation relating to the Ste. Therese site described below in "Item 8. Financial Information--Legal Proceedings." The agreement relating to the acquisition of Neste provides that we shall be indemnified and held harmless by the seller with respect to losses arising from ongoing litigation among Neste Canada Inc., Dynea Canada Ltd., Reichhold Chemicals Inc. and Reichhold Limited regarding environmental remedial work and environmental remediation work projects at the Ste. Therese facility in Canada.

         Insurance

         We hold property damage insurance and business interruption insurance for periods of up to two years and up to (euro)100 million per site (property damage and business interruption combined). We also carry global third party liability coverage for products and activities of up to (euro)275 million as well as liability insurance of up to (euro)50 million on behalf of our directors and officers. Additionally, we carry cargo insurance covering the value of shipped goods of up to (euro)2.5 million.




         Property

         We operate 51 manufacturing facilities in 25 countries. The following table sets forth information with respect to these facilities.

                                                                         Approximate
                                                 Leased/                    area                Principal
Property/Location                                 Owned                (square meters)    products manufactured          % Ownership
-----------------                                 -----                ---------------    ---------------------          -----------
Dynea
Bunbury, Australia .....................         Leased                    31,500         Resins, formaldehyde                    50
Krems, Austria .........................         Owned                    274,000         Resins, formaldehyde                   100
Gent, Belgium ..........................         Leased                    27,500         Resins, formaldehyde                   100
Araucaria, Brazil ......................         Owned                     91,400         Resins, formaldehyde                    50
Curitiba, Brazil .......................         Leased                     8,700         Paper overlays                          50
Sao Paolo, Brazil ......................         Owned and leased           6,500         Resins                                  99
Kamloops, Canada .......................         Owned                     28,000         Resins                                 100
North Bay, Canada ......................         Owned                    105,200         Resins, formaldehyde                   100
Ste. Therese, Canada ...................         Owned                     90,600         Resins, formaldehyde                   100
Thunder Bay, Canada ....................         Owned                     93,000         Resins, formaldehyde                   100
Shanghai, China ........................         Leased                     4,000         Resins (non-formaldehyde)              100
Beijing, China .........................         Leased                     6,500         Resins                                  55
Guangdong, China .......................         Owned                     45,000         Resins, paper overlays                 100
Arhus, Denmark .........................         Leased                    16,200         Resins, formaldehyde                    50
Kvistgard, Denmark .....................         Leased                     1,300         Resins                                  50
Vejle, Denmark .........................         Leased                     1,900         Resins                                  50
Hamina, Finland ........................         Leased                   102,600         Resins, formaldehyde                   100
Joroinen, Finland ......................         Leased                    18,700         Hardeners                              100
Kitee, Finland .........................         Owned                     13,400         Paper overlays                         100
Brebieres, France ......................         Owned                     28,200         Resins                                 100
Dielheim, Germany ......................         Leased                     2,000         Resins                                 100
Erkner, Germany ........................         Owned                    120,000         Resins                                 100
Kazincbarcika, Hungary .................         Owned and leased          40,000         Resins                                 100
Jakarta, Indonesia .....................         Owned and leased          18,500         Resins (non-formaldehyde)               51
Surabaya, Indonesia ....................         Owned                      8,100         Resins (non-formaldehyde)               51
Langsa, Indonesia ......................         Leased                    20,000         Resins                                  70
Medan, Indonesia .......................         Leased                    20,000         Paper overlays                          70
Cork, Ireland ..........................         Leased                    26,300         Resins, formaldehyde                   100
Seremban, Malaysia .....................         Owned                      7,300         Resins, formaldehyde                  68.7
Durango, Mexico ........................         Owned                     36,000         Resins, formaldehyde                   100
Delfzijl, The Netherlands ..............         Leased                    85,000         Resins, formaldehyde                   100
Nelson, New Zealand ....................         Owned                     21,700         Resins, formaldehyde                   100
New Plymouth, New Zealand ..............         Owned                     90,100         Resins, formaldehyde                   100
Lillestr0m, Norway .....................         Owned                    263,000         Resins, formaldehyde, hardener         100
Trzemeszno, Poland .....................         Owned                     34,400         Resins                                 100
Gubakha, Russia ........................         Owned                     21,600         Resins                                  50
Singapore ..............................         Leased                    27,500         Resins, formaldehyde                   100
Krabi, Thailand ........................         Owned                     15,200         Resins                                  55
Samutprakarn, Thailand .................         Owned                      3,000         Resins (non-formaldehyde)               60
Aycliffe, United Kingdom ...............         Owned                      9,500         Resins                                 100
Mold, United Kingdom ...................         Leased                     4,500         Resins                                 100
Andalusia, AL, USA .....................         Owned                     86,700         Resins, formaldehyde                   100
Moncure, NC, USA .......................         Owned                    222,500         Resins, formaldehyde                   100
Springfield, OR, USA ...................         Owned                     69,000         Resins, formaldehyde                   100
Toledo, OH, USA ........................         Owned                     54,600         Resins, formaldehyde                   100
Winnfield, LA, USA .....................         Owned                    145,700         Resins, formaldehyde                   100
Hayward, WI, USA .......................         Owned                     80,900         Paper overlays                         100
Portland, OR, USA ......................         Owned                     55,600         Paper overlays                         100
Tacoma, WA, USA, .......................         Leased                    21,800         Paper overlays                         100
Welcome, NC, USA .......................         Owned                     46,000         Paper overlays                         100
Ho Chi Minh City, Vietnam ..............         Leased                    30,000         Resins                                 100

For a discussion of the productive capacity of our facilities, see "Manufacturing and Production".


         Significant Subsidiaries

            Our principal subsidiary undertakings as at December 31, 2004 are as follows:

                                            Country of          % Ownership
                    Subsidiary             Incorporation     December 31, 2004
     Dynea ASA                      Norway                          100
     Dynea Austria GmbH             Austria                         100
     Dynea B.V.                     Netherlands                     100
     Dynea Chemicals Oy             Finland                         100
     Dynea Erkner GmbH              Germany                         100
     Dynea Ireland Limited          Ireland                         100
     Dynea NV                       Belgium                         100
     Dynea Finland Oy               Finland                         100
     Dynea UK Limited               UK                              100
     Dynea Resins France SAS        France                          100
     Dynea Canada Ltd.              Canada                          100
     Dynea Overlays, Inc-           USA                             100
     Dynea U.S.A. Inc.              USA                             100
     Dynea NZ Limited               New Zealand                     100
     Dynea Singapore Pte Ltd        Singapore                       100
     PT Dynea Indria                Indonesia                        51


         Sale of Oil Field Chemicals

         In January 2003, we sold our oil field chemicals business to M-I LLC, for (euro)76 million in cash. In 2002, sales of oil field production chemicals generated revenues of approximately (euro)71 million. In the year ended December 31, 2004 there was a purchase price correction of (euro)1.9 million related to the sale of the oil field chemicals business.

         Item 5. Operating and Financial Review and Prospects.

         This discussion and analysis should be read together with the consolidated financial statements of Dynea International, and the notes to those financial statements, which are included in this annual report. The consolidated financial statements of Dynea International have been prepared in accordance with IFRS. IFRS differs in some significant respects from U.S. GAAP. The most significant differences between IFRS and U.S. GAAP are described in the notes to the Dynea International financial statements.

         Our Operations

         We are a global specialty chemicals company. We develop, manufacture and sell a diverse range of resins and paper overlays. We have 51 production sites located in 25 countries, with operations in Europe, North America and South America and the Asia-Pacific region. In 2004, we had revenues of
(euro)1,065.0 million and a loss for the period of (euro)18.8 million.

         The principal segments on which we focus our business are panel board resins and industrial and surfacing, which consists of resins, adhesives and paper overlays products. We estimate that sales of panel board resins products represented approximately 51% of our total revenues in 2004 and sales of industrial and surfacing products represented approximately 47% of our total revenues in 2004. The remaining revenues in 2004 (approximately 2%) were related to small, non-core operations.

         Current Operations

           Our operations have been divided into Panel Board Resins and Industrial and Surfacing operating segments, to reflect the ongoing operations of our business. In addition, our other non-core operations are reported separately.

           Panel Board Resins business segment consists of various mainly formaldehyde-based resins that are used in manufacture of particle board, plywood, medium density fiberboard and oriented strand board. Dynea International manufactures panel board resins in 31 plants in 23 countries. Most of the panel board resins plants also manufacture products for the industrial and surfacing segment.

         Industrial and Surfacing business segment includes industrial resins, wood and specialty adhesives and paper overlays products. Industrial resins are used for producing paper overlays, insulation materials and specialty products for use in abrasives, foam, friction products, filters, resins for foundry and molding compounds. Wood adhesives are used in manufacture of engineered and interior wood products whereas specialty adhesives are used for paper and packaging applications. The paper overlays products we produce are used in manufacturing products such as furniture, kitchen cabinets, store fixtures and laminated flooring.

         Other Operations business segment includes several small non-core operations such as a polyvinyl chloride manufacturing plant in Finland, and certain business support, corporate functions and treasury operations.

         Discontinued Operations

         In order to form a leading global panel board resins and industrial and surfacing products company, we have sold a number of our non-core operations. The latest of these divestments was in January, 2003 when we sold our Oil Field Chemicals business. In 2004, we have concentrated on streamlining our remaining resins and formaldehyde operations with particular focus on restructuring our resin production processes in Norway.

         To optimize use of our Norwegian operations, reduce costs, utilize capacity at Lillestr0m and get full capitalization of the excess energy produced by formaldehyde production, in 2004 we mothballed our resin plant in Engene, Norway, and transferred the resin production to our site in Lillestr0m, Norway. 50,000 tons of resin and formaldehyde has been successfully transferred to Lillestr0m. Engene has been mothballed according to Norwegian and Dynea regulations. Engene is now operated as a raw material terminal for the Norwegian operations.

         Factors Affecting our Core Operations

         We have operation facilities in Europe, North America, South America and the Asia-Pacific region. Our resins and paper overlays production businesses depend on the building, construction and furniture manufacturing industries, which are global industries subject to regional and national cycles. Our overall market is primarily driven by production levels in the construction and furniture industries, which are in turn affected by general economic conditions. General economic conditions in 2004 have clearly improved as economic growth increased in most of our markets. As a result, additional construction activity increased the demand for many of our products. Other factors, such as increased prices for raw materials and increased competition in certain markets, had on the contrary a negative impact on our results of operations.

         Revenues

         In 2004, we derived revenues from the sale of panel board resins, industrial resins, wood and specialty adhesives, paper overlays and other products to our customers. We support our sales by providing many of our customers with on-site technical services and marketing support with respect to our product lines. As a result of seasonal, market, or other fluctuations, our results of operations for interim periods may not necessarily be indicative of results for the full year. Our revenues are driven primarily by:

         o        the prices at which we sell our products; and

         o        the sales volumes of our products.

         Pricing. The prices of our products reflect significantly the prices of the raw materials we use to manufacture our products. For most of our products, therefore, our per-unit sales margin --the amount of per-unit revenues remaining after the deduction of the per-unit variable cost of production-- tends to remain relatively stable other than at times of significant raw material price volatility. In 2004, the significant volatility of phenol prices has had a major effect on the per-unit sales margins of our phenolic resins. The prices we charge under our contracts:

         o are often subject to adjustment on a periodic basis (usually monthly or quarterly) based on factors such as changes in raw material costs, the availability of resins from competitors and general market conditions; and

         o may be discounted with volume rebates in the case of large volume accounts

         In most cases, the periodic nature of these price adjustments results in some delay in our ability to pass price changes in raw materials through to our customers. Furthermore, in some cases, we may not be able to pass through the full impact of a price increase due to competitive pressures in the markets in which we operate. However, in the case of raw material price reduction, the delay in price adjustments results in positive margins.

         The prices of certain higher margin products, such as some of our wood and specialty adhesives, use different, market pricing mechanisms. See "Item 3. Key Information--Risk Factors--Risks Relating to our Business--Raw material prices may fluctuate significantly."

         Sales Volumes. Because customer demand in the building products and furniture industries (which together account for approximately 90% of our panel board resins and industrial and surfacing product sales) is affected by general economic conditions, our sales volumes are primarily driven by the level of general economic activity in the local markets in which we operate. In each of these local markets, therefore, levels of new home or office construction, home or office remodeling and furniture production have a corresponding effect on the sales volumes of our resins, wood and specialty adhesives and paper overlays products.

         Costs and Expenses

         Our principal costs and expenses are:

         o        raw materials;

         o        employees;

         o        maintenance;

         o        transportation; and

         o        other expenses.

         Raw Materials. Raw materials constituted approximately 70% of our resins manufacturing costs in 2004. The principal raw materials we use to manufacture resins are methanol, urea, phenol and melamine. These four main raw materials used for resin production account for approximately 80% of our total raw material expenses. In 2004, approximately 25% of our raw material expenses were related to purchases of methanol, approximately 20% to purchases of urea, approximately 25% to purchases of phenol, and approximately 10% to the purchases of melamine.

         Raw materials constituted approximately 80% of our paper overlays manufacturing costs in 2004. Paper, resins and other chemicals and additives constitute the main raw materials used in the paper overlays business. In 2004, 50% of our total raw material expense for paper overlays was related to the purchase of paper and 20% related to the purchase of resins. In 2004, we produced approximately 50% of the resins we used to manufacture paper overlays, and purchased the remaining resins from other manufacturers.

         Employees. Personnel costs in 2004 represented approximately 12% of our overall operating expenses, excluding depreciation and amortization, restructuring charges, and impairment charges.

         Maintenance. We periodically make significant expenditures on routine maintenance relating to our operations. These expenditures typically relate to routine repair operations, cleaning our manufacturing equipment, replacing defective equipment and general maintenance to maintain the existing standard of our current facilities.

         Transportation. The expense of delivering our products is another factor that affects per-unit product expenses. In particular, our liquid resins are expensive to transport. Depending upon customer location and competitive factors, either we or our customer may directly bear freight costs. When our customer bears the freight cost, there may be a corresponding decrease in our sales price. Accordingly, except for customers located near our production facilities, freight costs are a significant factor in our expense levels and/or profitability.

         Other Expenses. Other expenses that we incur include energy expenses, service costs, insurance, rents, research and development costs, advertising and marketing costs and various other charges.

         Depreciation and Amortization

         We incur depreciation charges with respect to our investment in tangible assets. Our tangible assets primarily consist of our property, plant and manufacturing equipment.

         Restructuring

         In conjunction with the decision to close the Europoort plant by January 1, 2002, Dynea International recorded a (euro)7.2 million provision relating to contractual lease payments for the closed plant site, employee termination benefits for involuntarily terminated employees, environmental site remediation, and demolition costs. In 2001, (euro)1.5 million was paid and
(euro)0.9 million of contractual lease payments reversed as Dynea International exited the Europoort site earlier than estimated. At December 31, 2001, the remaining provision included contractual lease payments for the closed plant site and employee termination benefits for these terminated employees of
(euro)4.8 million, of which (euro)0.4 million was paid during 2002 and (euro)0.4 million was paid and (euro)1.1 million released during 2003. At December 31, 2003 the remaining provision related to the restructuring charges amounted to
(euro)2.9 million. In 2004, (euro)0.1 million of this was paid, and the same amount registered as new provisions. At December 31, 2004 the remaining provision related to the Europoort plant was still (euro)2.9 million. As
(euro)2.7 million of this amount relates to the Europoort environmental site remediation, it is reclassified to other provisions as an environmental provision.

         Dynea International has continuously streamlined its operations. At December 31, 2001 the provision related to these other restructuring activities totaled (euro)5.8 million of which (euro)2.1 was paid and (euro)0.7 million released during 2002, (euro)0.5 million was paid and (euro)0.6 million released during 2003, and (euro) 1.2 million was paid during 2004. At December 31, 2004 the remaining provision related to these other restructuring charges amounted to
(euro)0.7 million.

         In 2003, Dynea International decided to restructure and optimize Dynea resins operations in Norway. The decision led to personnel redundancies and the provision related to the employee termination charges in 2003 amounted to
(euro)1.2 million. This was paid in 2004 as the production at Dynea's Engene plant was relocated to Dynea's Lillestr0m plant.

         In March 2004, Dynea International initiated a reorganization of its North American resins business. The reorganization included changes in management and a reduction of personnel. As a result, approximately 70 positions were made redundant. The cost for the reorganization was (euro)3.6 million, of which (euro)2.2 million was paid during 2004. At December 31, 2004 the remaining provision related to North American restructuring amounted to (euro)1.4 million.

         Currency

         Effect of Currency Movements on Revenues, Expenses and Results of Operations. As we conduct business in North America, South America, Europe and Asia-Pacific, our results of operations are subject to currency translation and transaction risks. Currency translation risk is the effect of transactions conducted in other currencies as reported in our financial statements in euro, and currency transaction risk is the effect of an operation entering into either a purchase or sales transaction using a currency other than its functional currency. Approximately 80% to 90% of our revenues and costs are denominated in euros, U.S. dollars, Canadian dollars, Norwegian crown and currencies which are either formally or informally linked to the euro and the U.S. dollar.

         Currency Translation Risk. With respect to currency translation risk, we generally keep our operating subsidiaries' accounts in the functional currency of the jurisdiction in which the given subsidiary primarily operates. We then translate profits and losses and cash flows from operations denominated in currencies other than euro into euro at average rates of exchange during the relevant financial period and assets and liabilities of our operations denominated in currencies other than euro into euro at the exchange rate on the balance sheet date for inclusion in our consolidated financial statements. The resulting gains and losses, as well as currency differences arising from the translation at period end rates of the net investment in overseas operations and exchange gains and losses arising on foreign currency borrowings which finance a proportion of foreign currency investments, are treated as a movement in equity.

         The effect of currency translation on our financial statements arising from the depreciation of the euro against other currencies shows a positive impact on our revenues and net income as reported in euro in our financial statements, while the appreciation of the euro against other currencies shows a negative impact. For example, the table below illustrates the effect on Dynea International's operations of appreciation and depreciation of the U.S. dollar, the Canadian dollar and the Norwegian crown as reported on a euro basis from 2002 to 2004. This table reflects the exchange rates used by Dynea International in preparing its consolidated accounts.

                                              U.S. dollars

                   --------------------------------------------------------------------
                      Euro Appreciation       Revenue Effect of      Cost Effect of
                        (Depreciation)         U.S. Operations       U.S. Operations
2003 to 2004                10.6%        (euro)(31.4) million   (euro)(28.3) million
2002 to 2003                19.6%        (euro)(53.7) million   (euro)(52.7) million



                                           Canadian dollars

                   --------------------------------------------------------------------
                      Euro Appreciation       Revenue Effect of      Cost Effect of
                       (Depreciation)         Canada Operations     Canada Operations
2003 to 2004                3.0%          (euro)(3.0) million   (euro)(2.8) million
2002 to 2003                7.0%          (euro)(6.3) million   (euro)(6.0) million



                                            Norwegian crown

                   ---------------------------------------------------------------------
                      Euro Appreciation        Revenue Effect of      Cost Effect of
                        (Depreciation)         Norway Operations     Norway Operations
2003 to 2004                 8.4%          (euro)(5.8) million   (euro)(5.4) million
2002 to 2003                 6.4%          (euro)(5.3) million   (euro)(4.7) million


         Currency Transaction Risk. In addition to currency translation risk, we incur currency transaction risk whenever one of our operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. We are generally able to hedge against currency transaction risk by matching revenues and costs in the same currency. In Europe, we price a large portion of our sales and purchases in euros and, in the United States, we price most sales and purchases in U.S. dollars. To the extent that there is a deficit between local currency funds generated by our manufacturing operations and our local currency payment requirements, we generally hedge those deficits using spot or forward foreign exchange contracts approved by our corporate treasury function. Counterparties in those transactions are internally approved commercial banks. To a degree, we are also able to hedge against this risk by periodically adjusting our prices to account for exchange rate fluctuations.

         Seasonality

         Our sales are somewhat seasonal, and, in particular, sales of resins and paper overlays are linked to the performance of the construction and furniture industries. The periods of highest demand for these products and, therefore, highest volumes are in the spring and fall. Sales volumes of these products are somewhat lower in December and during the summer holidays, due to the reduced number of working days.

         Dynea International--Results of Operations

         Results



         The following table sets forth the consolidated operating results for Dynea International for the years ended December 31, 2002, December 31, 2003 and December 31, 2004.

                                                  Year Ended          Year Ended           Year Ended
                                                 December 31,        December 31,         December 31,
                                                     2002                2003                 2004
                                                     ----                ----                 ----
  Sales
        Panel Board Resins                         (euro) 468.0        (euro) 489.3         (euro) 540.0
        Industrial & Surfacing                            389.5               461.5                497.6
        Other Operations                                   27.1                28.2                 27.4
        Discontinued Operations                            71.2                   -                    -
        -------------------------------------------------------------------------------------------------
                Total                              (euro) 955.8        (euro) 979.0       (euro) 1,065.0
  Primary Operating Expenses (1)
        Panel Board Resins                         (euro) 420.4        (euro) 458.4         (euro) 505.7
        Industrial & Surfacing                            352.7               430.8                452.5
        Other Operations                                   35.1                39.0                 39.2
        Discontinued Operations                            65.1                   -                    -
        -------------------------------------------------------------------------------------------------
                Total                              (euro) 873.3        (euro) 928.2         (euro) 997.4
  EBITDA(2)
        Panel Board Resins                          (euro) 47.6         (euro) 30.9          (euro) 34.3
        Industrial & Surfacing                             36.8                30.7                 45.1
        Other Operations                                   (8.0)              (10.8)               (11.8)
        Discontinued Operations                             6.1                   -                    -
        -------------------------------------------------------------------------------------------------
                 Total                              (euro) 82.5                50.8                 67.6
  Depreciation and Amortization (3)
        Panel Board Resins                          (euro) 20.3         (euro) 20.1          (euro) 17.5
        Industrial & Surfacing                             26.6                27.2                 18.7
        Other Operations                                    3.1                 3.4                 11.0
        Discontinued Operations                             3.8                   -                    -
        -------------------------------------------------------------------------------------------------
                Total                               (euro) 53.8         (euro) 50.7          (euro) 47.2
  Profit/(Loss) on sale of operations
        Discontinued Operations                               -                 1.4                 (1.9)
  Operating Profit
        Panel Board Resins                          (euro) 27.3         (euro) 10.8          (euro) 16.8
        Industrial & Surfacing                             10.2                 3.5                 26.5
        Other Operations                                  (11.1)              (14.2)               (22.9)
        Discontinued Operations                             2.3                 1.4                 (1.9)
        -------------------------------------------------------------------------------------------------
                                                    (euro) 28.7          (euro) 1.5          (euro) 18.5
  Finance Costs                                            50.0                59.2                 53.4
  Shares of Results of Associates and Joint
  Ventures (4)                                              3.9                13.1                 15.7
  Income Tax (Benefit)/Expense (4)                         (5.0)               18.8                 (0.4)
  -------------------------------------------------------------------------------------------------------
  Loss for the period                              (euro) (12.4)       (euro) (63.4)        (euro) (18.8)
  -------------------------------------------------------------------------------------------------------

  -------------------------------------------------------------------------------------------------------
  Loss attributable to equity holders              (euro) (14.9)       (euro) (64.8)        (euro) (20.5)
  -------------------------------------------------------------------------------------------------------
  Minority Interest Expense                                 2.5                 1.4                  1.7
  -------------------------------------------------------------------------------------------------------
  Loss for the period                              (euro) (12.4)       (euro) (63.4)        (euro) (18.8)
  -------------------------------------------------------------------------------------------------------

(1) Primary operating expenses represent changes in inventories of finished goods and work in progress, raw materials and consumables used services and rents, staff costs, and other operating expense, offset by other operating income and are equivalent to the sum of variable and fixed costs, less restructuring and impairment charges, in prior periods.

(2) EBITDA, as defined by the company, represents earnings before interest, taxes, and depreciation and amortization charges. Because EBITDA is not calculated identically by all companies, the presentation herein may not be comparable to other similarly titled measures of other companies. We have included the EBITDA, a non-GAAP measure, because we understand that EBITDA is used by certain investors, not as a measure of our operating results, but as a measure of our historical ability to meet debt service and capital expenditure requirements. EBITDA should not be considered as an alternative measure of operating results, cash flow from operations, or debt determined under generally accepted accounting principles (GAAP).

(3)      Due to the adoption of IFRS 3 goodwill amortization was ceased in 2004.

(4) Comparison figures have been adjusted to the effect of early adoption of IAS 16.


The following table sets forth the reconciliation between EBITDA and cash flow from operations for Dynea International for the years ended December 31, 2002, December 31, 2003 and December 31, 2004.

                                                        Year Ended     Year Ended      Year Ended
                                                       December 31,   December 31,    December 31,
                                                           2002           2003            2004
                                                           ----           ----            ----
    EBITDA                                           (euro) 82.5     (euro) 50.8    (euro) 67.6

    Profit(loss)                                            (0.7)            3.9           (1.9)

    Working capital changes                                  4.2             8.4           (9.4)

    Cash flow from operations                        (euro) 86.0     (euro) 63.1    (euro) 56.3


         Year Ended December 31, 2004 Compared to Year Ended December 31, 2003

         Sales. Sales increased 9% to (euro)1,065.0 million in 2004 from
(euro)979.0 million in 2003. Excluding the impact of foreign exchange rate fluctuations Dynea International's sales increased 13%. Sales grew as a result of higher average prices which resulted from increased raw material prices, and higher volumes.

         Panel Board Resins. Sales of panel board resins products increased 10% to (euro)540.0 million in 2004 from (euro)489.3 million in 2003. During the same period, our sales volumes increased by 9% due to strong demand for our products. We sold 1,985 thousand tons of panel board resins and formaldehyde in 2004 compared to 1,825 thousand tons in 2003. The overall increase in sales for panel board resins products was due to both higher volumes, and an increase in average selling prices in 2004 compared to 2003.

         Sales and sales volumes of panel board resins products varied across markets. In Europe, volumes increased compared to 2003 due to increasing demand. Sales value increased more than sales volume in 2004 as compared to 2003 due to higher selling prices toward the end of 2004. In North America, sales volumes and value of panel board resins products had a healthy growth rate in 2004 compared to 2003. This was due to the improved business environment and strong demand. In Asia, the volumes and value of panel board resins sales increased the most of all market areas.

         Industrial and Surfacing. Sales of industrial and surfacing products increased by 8% to (euro)497.6 million in 2004 from (euro)461.5 million in 2003. The increase was due to higher demand for our products and higher selling prices caused by increased raw material costs.

         Within Industrial and Surfacing, the sales volumes of industrial resins increased 13% to 413 thousand tons in 2004 from 364 thousand tons in 2003. Due to changes in our product mix, the sales value increased at a more modest rate.

         Sales volumes of wood and specialty adhesives increased 11% from 131 thousand tons in 2003 to 146 thousand tons in 2004. However, the corresponding increase in sales value of wood and specialty adhesives was more modest due to the impact of weaker Norwegian crown.

         Sales volume of paper overlays grew 11% during 2004 compared to 2003. In 2004, we sold 322 square meters of paper overlays compared to 291 square meters in 2003. However, due to the weak US dollar during 2004, sales values grew by only 5%.

         Other Operations. Sales from other operations decreased 3%, to
(euro)27.4 million in 2004 from (euro)28.2 million in 2003. These sales were predominantly from the operations of Dynea International's PVC manufacturing plant.

            Operating profit. Operating profit increased to (euro)18.5 million in 2004 from (euro)1.5 million in 2003. This increase in operating profit was a consequence of increased sales value and higher demand in 2004. Another factor driving the increase in operating profit included the termination of goodwill amortization pursuant to IFRS 3 (as discussed below) as of January 1, 2004, which increased operating profit by (euro)11.1 million in 2004. In addition, as a result of relocating the production at the Engene plant to Lillestr0m plant in Norway during the 2004, Dynea International recorded a gain of (euro)1.8 million on the sale of assets within industrial and surfacing business. In 2004, additional expenses related to the sale of the oil field chemicals business amounted to (euro)1.9 million as compared to a one-off gain of (euro)3.8 million from the sale in 2003.

            As of January 1, 2004, Dynea International has applied the revised standard for business combinations, International Financial Reporting Standard 3 (IFRS 3), to its financial reporting. In accordance with the new standard, goodwill and other intangible assets with indefinite useful lives should not be amortized, but tested for impairment at least annually. Dynea International's annual goodwill amortization amounted to (euro)11.1 million in 2003. In addition, in accordance with IFRS 3, negative goodwill should be derecognized with a corresponding adjustment to the opening balance of retained earnings. Dynea International derecognized negative goodwill of (euro)14.1 million as at January 1, 2004. Consequently, goodwill amounted to (euro)188.6 million as at December 31, 2004 compared to (euro)174.5 million as at December 31, 2003.

            In March 2004, Dynea International initiated a reorganization of its North American resins businesses. The reorganization included changes in management and a reduction of personnel. As a result, approximately 70 positions were made redundant. The cost for the reorganization is (euro)3.6 million. Annual savings are expected to exceed (euro)4.0 million.

         Panel Board Resins. Operating profit associated with panel board resins products increased by 56%, to (euro)16.8 million in 2004 from (euro)10.8 million in 2003. The increase in operating profit was largely due to increased sales value. The North American restructuring charges mentioned above had a negative impact of (euro)3.6 million on Panel Board Resins' operating profit.

         During this period our primary operating expenses associated with panel board resins products increased 11%, to (euro)502.1 million in 2004 from
(euro)453.9 million in 2003. Within panel board resins operations significant changes occurred in our raw material prices. At the end of 2004, the prices of our key raw materials, phenol and urea, were approximately 67% and 33% higher than in the end of 2003. As a result, our average raw material prices and, consequently, our raw material related expenses, were higher in 2004 than in 2003.

         In Europe, operating profits increased during the year largely due to an increase in sales. In North America, our operating profit from panel board resins decreased in 2004 compared to 2003 due to above mentioned restructuring charges. In Asia Pacific, our operating profit was higher in 2004 than in 2003 primarily due to the increase in demand.

         Depreciation and amortization charges associated with panel board resins products decreased to (euro)17.5 million in 2004 from (euro)20.1 million in 2003 mainly due to the above mentioned ceasing of the goodwill amortization. Depreciation and amortization charges included goodwill amortization of
(euro)2.7 million in year 2003.

         Industrial and Surfacing. Operating profit from industrial and surfacing products increased to (euro)26.5 million in 2004 from (euro)3.5 million in 2003. The increase in operating profit was mainly attributable to increased sales volume and the fact that the 2004 operating profit contains a gain of (euro)1.8 million on the sale of assets. The ceasing of goodwill amortization also improved the operating profit for industrial and surfacing.

         Operating profit from industrial resins increased in 2004 compared to 2003 mainly due to increased sales volumes in most regions. Wood and specialty adhesives' operating profit showed improvement in 2004 compared to 2003 predominantly due to strong sales volumes and higher product margins. Also the above mentioned one-off gain on the sale of assets improved wood and specialty adhesives' operating profit. Increased demand in North America led to an increase in the operating profit of Paper Overlays in 2004 compared to 2003.

         Depreciation and amortization charges associated with industrial and surfacing products decreased to (euro)18.7 million in 2004 from (euro)27.2 million in 2003, mainly due to ceasing of goodwill amortization charges. Depreciation and amortization charges associated with industrial and surfacing products included goodwill amortization of (euro)8.4 in 2003.

         Other Operations. Operating loss from other operations increased by 61%, to (euro)22.9 million in 2004 from (euro)14.2 million in 2003. This increase in operating loss is mainly attributable to an impairment write-down of manufacturing plant and assets in Porvoo, Finland.

         Depreciation and amortization charges related to our other operations increased to (euro)11.0 million in 2004 compared to (euro)3.4 million in 2003. The change is due to the above mentioned write-down of assets.

            Discontinued Operations. In 2004, there was an operating loss of
(euro)1.9 million reported from discontinued operations compared to operating profit of (euro)1.4 million in 2004, which were related to the sale of the oil field chemicals business in January 2003.

         Finance Costs. Dynea International's finance costs decreased 10%, to
(euro)53.4 million in 2004 from (euro)59.2 million in 2003. The net interest expense amounted to (euro)45.1 million in 2004 compared to (euro)48.1 million in 2003. The net interest expense reduction of (euro)3.0 million in 2004 resulted mainly from decreasing interest rates, which reduced the cost of our senior bank financing. Net foreign exchange gains and losses showed a loss of (euro)0.3 million in 2004 compared to a (euro)2.4 million loss in 2003. Other financial costs decreased (euro)0.6 million mainly due lower capitalized fees, which were higher in 2003 due to prepayments resulting from the sale oil field chemicals business.

         Share of Results of Associates and Joint Ventures. Our share of results from associates and joint ventures increased to (euro)15.7 million in 2004 from
(euro)13.1 million in 2003, primarily due to the positive results of Methanor v.o.f, a methanol production company in which we have a 40% investment. The early adoption of IAS 16 (revised) resulted in a change in the accounting policies for capitalizing major overhaul costs, and improved the operating profit. 2003 figures have been adjusted (euro)1.5 million to the effect of early adoption of IAS 16.

         Income Tax Expense. In 2004, an income tax benefit of (euro)0.4 million for 2004 was recorded compared to an income tax expense of (euro)18.8 million in 2003 due to the tax effect of the disposal of oil field chemicals.

         Minority Interest. Minority interest expense increased to (euro)1.7 million in 2004 compared to (euro)1.4 million in 2003.

         Loss for the period. Loss for the period decreased significantly to a loss of (euro)18.8 million in 2004 from a loss of (euro)63.4 million in 2003, primarily as a result of higher operating profit generated by our panel board resins and industrial and surfacing operations, and the above mentioned ceasing of goodwill amortization.

         Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

         Sales. Sales increased 2% to (euro)979.0 million in 2003 from
(euro)955.8 million in 2002. Dynea International's sales increased 10% excluding the impact of foreign exchange rate fluctuations and changes in Group structure. Sales increased due to higher average prices as a result of increased raw material prices and due to higher volumes. The Chemitec companies, which Dynea International acquired from its parent, Dynea Oy, in January 2003, contributed
(euro)91.1 million to sales in 2003. There were no sales reported from discontinued operations in 2003 as opposed to (euro)71.2 million in 2002 due to sale of the oil field chemicals business in January 2003.

         Panel Board Resins. Sales from panel board resins products increased 5% to (euro)489.3 million in 2003 from (euro)468.0 million in 2002. The overall increase in sales for panel board resins products was mainly due to the average prices for our products being higher in 2003 than in 2002. Prices for our products were higher as a result of the average prices of our raw materials being higher in 2003 than in 2002. During the same period, our sales volumes decreased by 2%. We sold 1,825 thousand tons of resins and formaldehyde in 2003 compared to 1,860 in 2002.

         Sales and sales volumes of panel board resins products varied across markets. In Europe, sales volumes of panel board resins increased overall, although performance varied depending on the country. Strong demand and production difficulties encountered by our competitor resulted in an increase in the volumes of panel board resins sold in Europe. Sales values also grew as a result of an increase in prices for our products. In North America sales volumes of panel board resins products increased in 2003 compared to 2002. As a result of higher prices due to higher raw material costs the value of sales in 2003 rose compared with 2002. In Asia, the slowdown in demand for panel board resins resulted in a decrease in sales volume. Sales values of panel board resins in Asia also decreased from 2003 to 2002.

         Industrial and Surfacing. Sales from industrial and surfacing increased by 18% to (euro)461.5 million in 2003 from (euro)389.5 million in 2002. In 2003, the Chemitec companies contributed (euro)86 million to the sales. During 2003, our sales volumes of resins and formaldehyde increased by 27%. We sold 495 thousand tons of resins and formaldehyde in 2003 compared to 390 thousand tons in 2002. The Chemitec companies contributed 90 thousand tons of resins and formaldehyde to the sales volumes in 2003.

         Sales volumes of industrial resins increased in 2003 compared to 2002 due to the Chemise companies, which Dynea International acquired from Dynea Oy in January 2003. In addition, as in other product areas, sales values rose due to higher prices.

         With regard to wood adhesives, sales volumes increased in 2003 compared to 2002 due to our marketing and sales efforts and our improved market position in Asia Pacific. However, sales values of wood and specialty adhesives decreased during 2003 compared to 2002 due to the impact of the weak Norwegian crown.

         With regard to sales of paper overlays, sales values decreased during 2003 compared to 2002 primarily due to an unfavorable product mix and the weak U.S. dollar. We sold 290 million square meters of paper overlays in 2003 compared to 265 in 2002. A substantial part of this increase was due to increased deliveries from our facilities located in Welcome, North Carolina. In addition, we succeeded in increasing our sales volumes in Asia, facilitated by exports to China from our plant in Indonesia.

         Other Operations. Sales from other operations increased 4%, to
(euro)28.2 million in 2003 from (euro)27.1 million in 2002. This increase was mainly attributable to increased sales of certain research and development services.

         Discontinued Operations. There were no sales associated with discontinued operations in 2003. Sales from discontinued operations were
(euro)71.2 million in 2002 including the operations of our oil field chemicals business, which was sold in January 2003.

         Operating profit. Operating profit decreased to (euro)1.5 million in 2003 from (euro)28.7 million in 2002.

         Panel Board Resins. Operating profit associated with panel board resins products decreased by 60%, to (euro)10.8 million in 2003 from (euro)27.3 million in 2002. The decrease in operating profit was largely due to an increase in operating expenses, which in turn was attributable to the increase in the prices of the main raw materials used to make panel board resins products in 2003 compared with 2002.

         During this period our operating expenses associated with panel board resins products increased 8%, to (euro)453.9 million in 2003 from (euro)420.4 million in 2002. Within panel board resins operations significant changes occurred in our raw material prices. At the beginning of 2003, the prices of our key raw materials (methanol, phenol, melamine, and urea) were approximately 10% to 50% higher than in the beginning of 2002. As a result, our average raw material prices and, consequently, our raw material related expenses, were higher in 2003 than in 2002.

         In Europe, operating profits decreased during the year largely due to an increase in operating expenses. Difficult market conditions reduced sales and placed downward pressure on prices. In North America, our operating profit from panel board resins decreased in 2003 compared to 2002. This was due to the difficult business environment in the North American market and general economic downturn, which affected the Dynea International's customer industries. In addition, our operating expenses increased in North America in 2003 compared to 2002. In Asia Pacific, our operating profit was lower in 2003 than in 2002 primarily due to the drop in demand and increased raw material prices.

         In 2003, we incurred a restructuring expense and impairment write-down of (euro)5.6 million relating to the decision to restructure and optimize Dynea resins operations in Norway but we released a (euro)1.1 million restructuring provisions related to the closure of the Europoort plant.

         Depreciation and amortization charges associated with panel board resins products decreased to (euro)20.1 million in 2003 from (euro)20.3 million in 2002 mainly due to foreign exchange gains. Depreciation and amortization charges included goodwill amortization of (euro)2.7 million in both 2003 and 2002.

         Industrial and Surfacing. Operating profit from industrial and surfacing products decreased 66% to (euro)3.5 million in 2003 from (euro)10.2 million in 2002. During this period our operating expenses associated with industrial and surfacing products increased 22%, to (euro)430.8 million in 2003 from (euro)352.7 million in 2002 due to the significant increases in raw material prices. In particular, prices of phenol increased significantly and rapidly during the second quarter of 2003.

         Operating profit from industrial resins increased in 2003 compared to 2002 due to higher demand in Europe and contributions from the Chemitec companies. Operating profit from wood and specialty adhesives decreased in 2003 compared to 2002 predominantly due to increases in raw material costs for wood and specialty adhesives during 2003. High raw material prices and a less profitable product mix led to a decrease in operating profit from paper overlays in 2003 compared to 2002.

         Depreciation and amortization charges associated with industrial and surfacing products increased by 2%, to (euro)27.2 million in 2003 from
(euro)26.6 million in 2002, mainly due to decreased goodwill amortization charges. Depreciation and amortization charges associated with industrial and surfacing products included goodwill amortization of (euro)8.4 million and
(euro)9.2 million in 2003 and 2002, respectively.

         Other Operations. Operating loss from other operations increased by 28%, to (euro)14.2 million in 2003 from (euro)11.1 million in 2002. This increase in operating loss was mainly attributable to the increases in the administrative expenses of corporate functions.

         In 2003 and 2002, we released (euro)0.6 million and (euro)0.7 million in restructuring provisions, respectively, associated with other operations.

         Deprecation and amortization charges related to our other operations were essentially stable at (euro)3.4 million in 2003 compared to (euro)3.1 million in 2002.

         Discontinued Operations. In 2003, operating profit reported from discontinued operations amounted to (euro)1.4 million, which consisted of the gain on the sale of the oil field chemicals segment in January 2003. In 2002, we had a profit of (euro)2.3 million, which reflected the revenues from our oil field chemicals business.

         Finance Costs. Dynea International's finance costs increased 18%, to
(euro)59.2 million in 2003 from (euro)50.0 million in 2002. The net interest expense amounted to (euro)48.1 million in 2003 compared to (euro)61.6 million in 2002. The net interest expense reduction of (euro)13.5million in 2003 resulted mainly from decreasing interest rates, which reduced the cost of our senior bank financing, and from the repayments of senior bank loans. Net foreign exchange gains and losses showed a loss of (euro)2.4 million in 2003 compared to a
(euro)16.5 million gain in 2002. Other financial costs increased (euro)3.7 million mainly due to lower fair value gains from the interest rate swaps in 2003 than 2002 and from additional amortization of capitalized arrangement fees relating to the prepayments of senior bank loans with proceeds from the sale of the oil field chemicals business.

         Share of Results of Associates and Joint Ventures. Our share of results from associates and joint ventures increased to (euro)13.1 million in 2003 from
(euro)3.9 million in 2002, primarily due to the positive results of Methanor v.o.f, a methanol production company in which we have a 40% investment. Over the course of 2003, demand for and the price of methanol increased considerably compared to 2002.

         Income Tax Expense. Income tax expense increased to (euro)18.8 million for 2003 from a benefit of (euro)5.0 million in 2002. The income tax expense in 2003 comprised a current year tax charge of (euro)12.2 million compared to
(euro)10.3 million in 2002, net of the movement in deferred tax expense of
(euro)6.6 million compared to deferred tax benefit of (euro)15.3 million in 2002. The income tax in 2003 was mainly comprised of the tax effect from the disposal of the oil field chemicals segment.

         Minority Interest. Minority interest expense decreased to (euro)1.4 million in 2003 compared to (euro)2.5 million in 2002.

         Net Loss. Net loss increased significantly to a loss of (euro)63.4 million in 2003 from a loss of (euro)12.4 million in 2002, primarily as a result of lower operating profit generated by our panel board resins and industrial and surfacing operations and foreign exchange losses as well as increased impairment charges, offset by higher income from associates and joint ventures.

         Liquidity and Capital Resources

         Our liquidity requirements arise primarily from the need to meet our ongoing debt service requirements, to fund capital expenditures for the general maintenance and expansion of our production facilities, to build and acquire new facilities, and to fund our working capital requirements. Due to the seasonality of our business, our liquidity needs are highest in the spring and fall. Our principal sources of funds have been cash flows from operations, proceeds from the sale of businesses, equity financing from our parent and related companies and amounts available under our existing revolving credit facility.

         Dynea International agreed in February 2004 with the senior lenders to introduce a new six year term loan facility under the senior credit agreement, the Tranche D loan facility, amounting to (euro)31.7 million. The new facility was underwritten by our parent company, Dynea Oy, and was drawn in February and August 2004. The new facility carries an interest of LIBOR +3% plus 1% capitalized interest.

         We have currently outstanding the following financing facilities, which were raised by Dynea International and its direct and indirect subsidiaries in 2000:

         o        (euro) 250.0 million 12 1/4% notes due 2010 (originally (euro)
                  240.0 million in August 2000).

         o A senior credit agreement comprised of (euro) 175.8 million (originally (euro) 379.5 million) in term loans and a (euro)
                  100.0 million revolving loan and guarantee facility.

         o        An additional Senior Term D loan facility amounting to
                  (euro)31.7 million called Tranche D was drawn in 2004.

At December 31, 2004, Dynea International's net debt stood as follows:

                                             December 31, 2002     December 31, 2003      December 31, 2004
                                           -------------------------------------------------------------------
        Gross debt, nominal value                  (euro) 631.1           (euro) 511.9          (euro) 529.8
        Capitalized fees                                  (26.3)                 (21.9)                (17.7)
        Gross debt, carrying value                        604.8                  490.0                 512.1

        Cash                                               31.9                   21.2                  27.6
        Marketable securities                               1.4                    1.5                   1.5
        Net Debt                                          571.5                  467.3                 483.0

         In November 15, 2001, we entered into agreement with the senior banks to use the proceeds of the sale of our polyester business (which we disposed of during 2001) to repay amounts under the senior loans in accordance with the terms of the senior credit agreement. The repayment was allocated, pursuant to the credit agreement, on a pro rata basis to each tranche of credit and the repayment took place in the fourth quarter of 2001 and the first quarter of 2002. In conjunction with the repayment, we also agreed to a retroactive waiver with the senior lenders of certain possible financial covenant breaches for the twelve months ending September 2001 and certain modifications to the terms of the senior credit agreement, including amended financial covenants relating to minimum debt-service and interest-coverage ratios until June 30, 2003, in order to provide us with greater flexibility in meeting those ratios. In July 2002, we agreed to an additional retroactive waiver with the senior lenders of certain possible covenant breaches for the twelve months ending June 2002 and amendments of the financial covenants relating to minimum debt-service and interest-coverage ratios until September 2002. This was done in order to provide us with greater flexibility in meeting those ratios.

         We negotiated a further waiver of certain covenants in the senior credit agreement with effect from February 10, 2003. In accordance with the waiver, the senior lenders agreed to modify the covenant ratios contained in the senior credit agreement for the years ending in 2003 and 2004 and also granted a waiver for potential breaches of the financial covenants for the quarter ending December 31, 2002. The senior lenders also approved the purchase by Dynea Chemicals of the Chemitec businesses from our parent, Dynea Oy, for an asset value of (euro)35.0 million to be paid for from the proceeds of sale of our oil field chemicals business. Dynea Oy in turn agreed to increase its equity in Dynea International Oy by (euro)35.0 million, and Dynea International Oy agreed to lend the same amount to Dynea Chemicals as a subordinated loan. Dynea Chemicals also agreed to use (euro)25.0 million of the proceeds of the sale of our oil field chemicals business to prepay certain senior term loans in accordance with the senior credit agreement.

         In October 2003, we negotiated a further waiver of potential breaches of all financial covenants relating to the 12 months ending September 30, 2003 subject to the approval of majority senior lenders of the company's business plan for the period from 2004 to 2006.

         In February 2004, the senior lenders approved our 2004 business plan and we negotiated a waiver for all breaches of financial covenants relating to the 12 months ending December 31, 2003 and certain modifications to the terms of the senior credit agreement, including the new Tranche D loan facility and amended financial covenants relating to minimum debt-service, cash flow and interest-coverage ratios until December 31, 2004, in order to provide us with greater flexibility in meeting such ratios.

         In December 2004, we presented a new business plan for 2005 - 2007 to lenders and also proposed an amendment of certain financial covenants for the period from 12 months ended December 31, 2004 to 12 months ended December 31, 2006. It was also proposed that the owners of Dynea International will make additional equity injections in cash of (euro) 11 million in both 2005 and 2006 to Dynea Chemicals Oy. Additionally, it was proposed to include a new redemption premium to the credit agreement, which will be an amount equal to 0.50 % of the principal amount repaid or prepaid if such repayment or prepayment occurs after 30 November 2005 but prior to 30 April 2006; and 1.50 % of the principal amount repaid or prepaid if such repayment or prepayment occurs on or after 30 April 2006. The senior lenders agreed to the proposed amendments in January 2005.

         We made two scheduled repayments under the senior credit agreement, totaling (euro)9.9 million in June 2004 and (euro)9.8 million in December 2004. At the end of June, 2004, Dynea International also made a prepayment of senior term-loans of (euro)1.4 million and (euro)0.8 million at the end of September from the proceeds of asset sales. At the end of 2004, we had outstanding
(euro)78.8 million drawn under our (euro)100.0 million revolving credit facility, (euro)63.1 million as short-term loans and (euro)15.7 million as guarantees and letters of credit. Both the short-term loans and the guarantees and letters of credit are in the revolving credit facility limit utilization calculations taken into account with their original euro amount i.e. drawings denominated in currencies other than euro are converted to euros at the exchange rate on the drawdown date of each advance. For this reason the amount utilized under the revolving credit facility as short-term loans, (euro)63.1 million, differs from the valuation in our accounts, as in the accounts the drawings denominated in other currencies than euros are converted to euros using the latest available monthly closing exchange rates. The undrawn amount from the revolving credit facility at December 31, 2004 was (euro)21.2 million.

         We believe that our cash flows from operations and the waiver we received from our senior lenders in January 2005, together with the new Tranche D loan facility, amounting to (euro)31.7 million, will be sufficient for our operating needs (other than future acquisitions) and debt service requirements as they become due for at least the next twelve months. However, our future operating performance and ability to service or refinance our existing debt, including the notes, will be subject to future economic conditions and to financial, business and other factors, many of which are beyond our control. If we were to face a recession in any of our main markets or have a significant adverse change in our working capital development, we would need to raise additional capital either through additional equity contributions from our shareholders or by raising additional debt. Furthermore, in the event that we do not generate sufficient cash flow from our operations to service our existing debt, we expect we would be able to obtain sufficient cash flow by reducing or postponing certain discretionary expenditures for repairs and maintenance or future expansion. In addition, we expect that we will need to refinance all or part of the notes at final maturity.

         Scheduled repayments on the senior credit agreement will significantly impact liquidity. Loans under the senior credit agreement are issued under four loans, designated Senior Term Loan A, Senior Term Loan B, Senior Term C and the new Term D a description of each is contained in "Item 10. Additional Information--Materials Contracts--The Senior Credit Agreement."

         We are currently scheduled to make the following debt payments of term loans, under the senior credit agreement, as translated into euro at December 31, 2004:



                                                                                      Total Payment
       Year                                                                              Amount
       ----                                                                              ------
                                                                                   ((euro)in millions)
       2005...........................................................................  (euro)23.0
       2006 - 2009....................................................................       184.6
       Total..........................................................................  (euro)207.6


         Under the senior credit agreement, we will be required to make mandatory prepayments in some circumstances from the proceeds of vendor payments, surplus cash, asset disposals, certain insurance claims and in the event of change of control. We will also be permitted to make voluntary prepayments on the loans. Borrowings under the senior credit agreement bear an interest at LIBOR-based floating rates for varying interest periods. We are also required to comply with certain financial covenants including minimum debt service and interest-coverage ratios. As discussed above, we negotiated with the senior lenders under the senior credit agreement: (i) a waiver of certain financial covenants for the twelve months to September 30, 2001; (ii) certain financial covenant ratios until June 30, 2003; (iii) a waiver of certain of these covenants for the twelve months to June 2002; (iv) certain financial covenant ratios until September 2002; (v) a waiver of certain covenants for financial years 2003 and 2004; (vi) waiver of breaches of financial undertakings for the twelve months ending December 2002; (vii) a waiver of breaches of all financial covenants relating to the 12 months ending September 2003, subject to the approval of majority senior lenders of the company's business plan for 2004;
(viii), a waiver for all breaches of financial covenants relating to the 12 months ending December 31, 2003, (ix) certain modifications to the terms of the senior credit agreement, including amended financial covenants for 2004 and (x) certain modifications to the terms of the senior credit agreement, including amended financial covenants for the period from 12 months ending December 2004 to 12 months ending December 2006. A description of the senior credit agreement, including the amended terms, is contained in the section "Item 10. Additional Information--Material Contracts."

         The notes will be repaid in one installment in 2010. However, the note holders will be able to require us to purchase the notes in the event of change of control. We may not be able to do so without the consent of our lenders under the senior credit agreement.

         We are a holding company that does not conduct any business operations. Accordingly, the notes are structurally subordinated to the obligations of our subsidiaries, including the debt of those subsidiaries. Our subsidiaries are separate and distinct legal entities. Other than Dynea Chemicals Oy, which is also a holding company, they are not obliged, to pay any amount due under the notes or to make any funds available to us to allow us to make those payments. The only assets of Dynea International Oy are shares in our wholly owned subsidiary, Dynea Chemicals Oy, and intercompany loans to Dynea Chemicals Oy. Our cash flow and our ability to service debt depend solely upon the cash flow of our subsidiaries and our receipt of funds from them in the form of loans, dividends or otherwise. Our subsidiaries may not generate cash flow sufficient to enable us to meet our payment obligations. In addition, the terms of the senior credit agreement and the intercreditor agreement restrict our subsidiaries' ability to provide funds to us. Applicable laws and regulations and the terms of other agreements to which our subsidiaries may become subject may further restrict this ability. The senior credit agreement and the intercreditor agreement only allow payments by our subsidiaries to us for payments of interest and payment of principal so long as there is no default or event of default under the senior credit agreement. Although the indenture limits the ability of our subsidiaries to enter into consensual restrictions on their ability to pay dividends or to make other payments to us, these limitations are subject to significant exceptions.

         At December 31, 2004, we have been advised by our parent company, Dynea Oy, that Dynea Oy had purchased approximately 45% of Dynea International's outstanding 12 1/4% notes due 2010 in open market and privately negotiated transactions. Dynea Oy holds 45% of Dynea International's outstanding 12 1/4% notes due 2010 as at December 31, 2004. It is our understanding that, depending on market conditions and the trading price of the notes, Dynea Oy or its affiliates may from time to time purchase additional notes in open market or privately negotiated transactions.

         Historical Cash Flows

         Year ended December 31, 2004. Cash generated from operations was
(euro)56.3 million in 2004 compared to (euro)63.1 million in 2003. This decrease related mainly to an increase in working capital requirements during 2004 due to high raw material prices and the resulting higher sales. During 2004, the company-wide working capital reduction project that was begun in 2003 continued in Asia-Pacific; working capital was also reviewed in other regions during the year. During 2004, the net working capital used cash of (euro)9.4 million compared to generating cash of (euro)8.4 million in 2003. Net cash provided in operating activities decreased to (euro)15.5 million in 2004 from (euro)37.2 million in 2003, primarily due to reduction in other financial income and decreases in dividends from associates. The decrease in other financial income was attributable to decreased realized foreign exchange gains in 2004 compared to 2003. Net interest costs decreased due to reduced interest paid, which was caused by a reduction in interest rates as well as a reduction in gross debt. Dividends from associates decreased to (euro)6.2 million in 2004 compared to
(euro)9.0 million in 2003. The decrease was mainly due to dividends received from Methanor ((euro)4.8 million in 2004 compared to (euro)7.6 million in 2003). Income taxes paid were reduced to (euro)4.7 compared to (euro)8.8 in 2003.

         Investing activities used (euro)24.4 million of cash in 2004 compared to generating (euro)11.1 million in cash in 2003. The cash generated by investing activities decreased in 2004 because the disposal of oil field chemicals business segment contributed (euro)73.9 million to investing cash flow in 2003, compared with a negative cash flow of (euro)4.1 million relating to post-closing adjustments in 2004 in connection with the disposal of that business segment. In 2004, disposal of businesses included also a positive purchase price adjustment of (euro)1.5 million related to sale of KCA Chemische Produkte GmbH to the parent of Dynea International, Dynea Oy, in December 2000. Acquisitions decreased to (euro)1.9 million in 2004 from (euro)36.2 million in 2003. Acquisitions consisted of the purchase of shares of joint venture investment in Russia in 2004 and purchase of the Chemitec companies totaling
(euro)36.2 million, including (euro)1.2 million net cash, during 2003. Purchase of property, plant and equipment decreased to (euro)22.3 in 2004 from (euro)29.3 million in 2003.

         Financing activities provided (euro)15.8 million of cash in 2004 compared to using (euro)56.4 million in cash in 2003 due to cash received from long-term borrowings. Long-term borrowings provided (euro)14.8 million of cash as Tranche D loan facility, amounting to (euro)31.7 million was drawn in 2004 compared to using (euro)71.0 cash in 2003. Issuance of share capital and group contributions amounted to (euro)7.5 million in 2004 compared to (euro)40.0 million in 2003.

         Year ended December 31, 2003. Cash generated from operations was
(euro)63.1 million in 2003 compared to (euro)86.0 million in 2002. This decrease related mainly to a decrease in profitability in 2003 compared to 2002. Net cash provided in operating activities increased to (euro)37.2 million in 2003 from
(euro)14.9 million in 2002, primarily due to reduction in net financial costs, increases in dividends from associates and reduction in taxes paid. Net financial costs decreased due to a decrease in the net interest costs, which was caused by reduction in interest rates as well as reduction in gross debt, and due to increased realized foreign exchange gains in 2003 compared to 2002. Dividends from associates increased to (euro)9.0 million in 2003 compared to
(euro)1.3 million in 2002. The increase was mainly due to dividends received from Methanor. Income taxes paid were reduced to (euro)8.8 compared to
(euro)10.6 in 2002.

         Cash provided by investing activities increased to (euro)11.1 million from cash used in investing activities of (euro)25.1 million in 2002. Acquisitions consisted of the purchase of the Chemitec companies totaling
(euro)36.2 million, including (euro)1.2 million net cash, during 2003. In 2003, the net cash provided from investing activities included (euro)71.5 million of cash received from the disposal of Oil Field Chemicals business. Purchase of property, plant and equipment increased to (euro)29.3 in 2003 from (euro)25.0 million in 2002. Because there was no cash received from disposals in 2002, the cash provided from investing activities increased in 2003 compared to 2002.

         Cash used in financing activities increased to (euro)56.4 million in 2003 from (euro)17.7 million in 2002 due to higher net repayments of borrowings. Issuance of share capital and group contributions amounted to (euro)40.0 million in 2003 compared to (euro)15.2 million in 2002.

         Capital Expenditures

         The nature of our business requires us to make annual capital expenditures for general maintenance and refitting of our plant facilities. These routine expenditures are in addition to any capital expenditure for new facilities.

         Dynea International made capital expenditures of (euro)22.3 million in 2004 and (euro)29.4 million in 2003. In 2004, significant capital expenditures included the new plant investments in China, a formaldehyde capacity expansion project in North America, and restructuring the resin production in Norway. The remaining capital expenditures were mainly for replacement investments at several sites.

         In 2003, significant capital expenditures included the new plant investments in China, in Thailand and in Indonesia, as well as capacity expansion projects in North America. The remaining capital expenditures were mainly for replacement investments at several sites.

         In 2002, significant capital expenditures included the new plant investments in China and in Thailand, as well as capacity expansion projects in North America and in Indonesia. The remaining capital expenditures were mainly for replacement investments at several sites.

         We anticipate that our capital expenditure will be approximately
(euro)27 million in 2005. Capital expenditure in 2005 will mainly consist of productivity improvement projects. The main investments will be an expansion of the Russian plant, and expansion of resin production in Thailand with a new plant in Hatyai. The estimated expenses for these investments are approximately
(euro)5.9 million in 2005. The rest of the budgeted capital expenditures mainly relates to productivity improvements and replacements at various sites.

         We expect to fund our other cash requirements in the future from operating cash flow and existing borrowing facilities. Our capital expenditures will be primarily for general maintenance and refitting and expanding our existing facilities although we may also build or acquire new facilities. We expect that the level of capital expenditures for capacity will remain essentially constant after 2005 over the medium term, allowing us to improve quality and capacity, and to compete with our competitors.

         Research and Development

         In 2004 and 2003, we spent approximately (euro)20.2 million and
(euro)20.0 million in global research and development, and employed around 215 people and 220 people, respectively in this function. In 2002, our research and development expenditure was approximately (euro)17.6 million.

         Our research and development group is focused on specific projects within the areas of product technology, application technology and process technology. Research in product technology generally involves developing chemical formulations in order to improve existing as well as to develop new products. With new chemical formulations it is possible to improve the cost efficiency of resin production, and to develop value adding product qualities. Application technology involves providing technological support to our customers in the form of laboratory and on-site assistance when they use our products. This area of research covers the development of offering packages involving other chemical components than resins, such as additives and hardeners, as well as application machinery. Process technology develops Dynea's own assets with special focus on state of the art automation and Dynea's formaldehyde silver process. The research work with the formaldehyde process supports both our own investments and the external technology sales.

         Some of our research and development efforts have been particularly beneficial for our operations. For example, our research and development has focused on developing and producing environmentally friendly products and production processes. Many of our products have a low environmental impact and low emissions simultaneously with a superior product performance. This focus has enabled us to take advantage of recent consumer preferences for those products, which we believe will continue to increase as environmental laws and consumer demands continue to become stricter.

         Resins. We currently have six major research and development centers situated in close proximity to customers. These facilities, located in Austria, Germany, Canada, Norway, Singapore and the United States, have global responsibilities for product development and application technology for formaldehyde-based resins and paper overlays. We also have five specialized technology centers located in Finland, Brazil, UK, China and New Zealand, which provide global support and advice on specific types of resins.

         Our resins research and development plays an important role in improving the quality and performance of our offering. Beyond keeping the state of the art of existing technologies, a substantial portion of our project work was directed in developing technology leadership. The research and development focuses especially on helping our customers to improve their own production systems in order to increase efficiency and reduce production costs. For example, we have developed and commercialized specific glue application machinery for wood gluing and specialty resols for the abrasives industry. In addition, we have enlarged our product portfolio in foundry binder resins and introduced a new superior Aminoplast technology to the oriented strand board
(OSB) industry.

         Our resins research and development plays also an important role in improving our manufacturing systems in order to increase yields and to reduce cycle times and raw material inputs. We have developed resin process technology and expertise with respect to reactor design and automation to ensure that resins are being produced consistently. These processes enable us to manufacture resins with increased cost efficiency and further improved product quality. Increases in our production capacity without investments into additional manufacturing equipment are also a result of process technology research.

         Aggregate expenditure on resins research and development decreased to
(euro)11.5 million in 2004 from (euro)11.7 million in 2003. A portion of our research and development is conducted through partnerships and alliances with customers and universities under which research and development expenses are shared. As of December 31, 2004, we employed approximately 175 people in resins research and development.

         Paper Overlays. Our research and development functions for paper overlays are coordinated from the United States. Most of our research and development initiatives relating to specific applications for paper overlays are conducted at skill centers in the United States, Finland and Indonesia. In 2004, we spent approximately (euro)1.7 million on and employed 17 people in our paper overlays research and development, whose efforts are principally focused on improving both our own and our customers' production systems and processes.

         Other. In addition to Resins and Paper Overlays -related R&D, we sell R&D services to an external party in Finland. This unit employed 23 people, and the expenditures were (euro)7.0 million in 2004.


         Off-Balance Sheet Arrangements

         None.

         Tabular Disclosure of Contractual Obligations

         The following schedule summarizes our contractual obligations and commitments to make future payments as of December 31, 2004.

                                                Payments Due by Period
                                                   ((euro)in millions)
                                                       Less than                                           After
     Contractual Obligations            Total           1 year          1-3 years       3-5 years         5 years
     -----------------------            -----           ------          ---------       ---------         -------
Long-term Debt.................       (euro) 463.1      (euro) 24.0      (euro) 70.4    (euro) 118.6     (euro) 250.1
Operating Leases...............               23.8              3.1              4.7             3.6             12.4
Purchase obligations(1)........                3.2              2.2              1.0               -                -
Other Long-Term Liabilities(2).                2.7                -              1.0               -                -
Total..........................       (euro) 491.1      (euro) 29.3      (euro) 77.1    (euro) 122.2     (euro) 262.5

------------------

(1) Includes (euro)3.2 million irrevocable purchase obligations and no capital commitments at December 31, 2004.
(2) Includes other long-term liabilities and non-interest bearing long-term liabilities.


         Principal U.S. GAAP Differences Related to Dynea International


         You should read Note 26 to the Dynea International financial statements as of and for the years ended December 31, 2002, December 31, 2003 and December 31, 2004 included in "Item 17--Financial Statements" for a detailed discussion of the differences between IFRS and U.S. GAAP.

         Some of the differences between IFRS and U.S. GAAP include:

         o        the identification of discontinued operations;

         o the determination of pension expense for defined benefit plans;

         o        the recognition of additional minimum pension liability;

         o        the level and method of goodwill testing;

         o        the treatment of negative goodwill; and

         o the accounting for cost associated with exit or disposal activities.



         Critical Accounting Policies

         The discussion and analysis of our financial condition and results of operations is based on figures that have been prepared in accordance with IFRS. The preparation of these financial statements requires our management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, our management evaluates its estimates, including those related to impairments, pensions, income taxes, restructuring, bad debts, contingencies and litigation. Our management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

         Our significant accounting polices are described in Note 2 in our financial statements and we consider the following policies to be the most critical in understanding the judgments that are involved in preparing our financial statements and the uncertainties that could impact our results of operations, financial conditions and cash flows.

         Valuation of long-lived assets and goodwill

         We review the carrying amounts of long-lived assets at the balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. We assess the impairment of goodwill annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Examples of indicators, which could trigger an impairment review, include the following:

         o significant under performance relative to expected historical or projected future operating results;

         o significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

         o        significant negative industry or economic trends.

         When the carrying value of long-lived assets and goodwill may not be recoverable based upon the existence of one or more indicators of impairment, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with current market assessments of the time value of money and the risks specific to the asset. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as assumptions and estimates used to determine the cash inflows and outflows. Based on such reviews there is no need for impairment charges other than as presented in the financial statements. However, there can be no assurance that the change in the factors listed above may not cause material impairment charges in the future.

         Pensions

         The determination of our obligation and expense for pension and other post-retirement benefits is dependent on our selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 15 to the consolidated financial statements and include, among others, the discount rate, rate of compensation increase and expected long-term rate of return on plan assets. In accordance with IFRS, actual results that differ from our assumptions are accumulated and amortized over future periods if they are over 10% of the greater of defined benefit obligation or fair value of plan assets at beginning of year and therefore generally affect our recognized expense and recorded obligation in such future periods. While we believe that our assumptions are appropriate, significant differences in our actual experience or significant changes in our assumptions may materially affect our pension and other post-retirement obligations and our future expense.

         Deferred taxes

         Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Should the actual results differ from these estimates, revisions to the deferred tax assets would be required.

         Recent Changes in Accounting Standards - IFRS

         In 2004, Dynea International adopted the IFRS below, which are relevant to its operations. The 2003 accounts have been amended as required, in accordance with the relevant requirements. All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards.

IAS 1 (revised 2003) Presentation of Financial Statements
IAS 2 (revised 2003) Inventories
IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003) Events after the Balance Sheet Date
IAS 16 (revised 2003) Property, Plant and Equipment
IAS 17 (revised 2003) Leases
IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003) Related Party Disclosures
IAS 27 (revised 2003) Consolidated and Separate Financial Statements
IAS 28 (revised 2003) Investments in Associates
IAS 31 (revised 2003) Interest in Joint Ventures
IAS 32 (revised 2003) Financial Instruments: Disclosure and Presentation
IAS 39 (revised 2003 and 2004) Financial Instruments: Recognition and
Measurement
IFRS 2 (issued 2004) Share-based Payment
IFRS 3 (issued 2004) Business Combinations
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets
IFRS 5 (issued 2004) Non-current Assets Held for Sale and Discontinued
Operations

The early adoption of IAS 1, 2, 8, 10, 17, 24, 27, 28,31 and 32 (all revised
2003) did not result in substantial changes to the Dynea International's accounting policies. In summary:
         o IAS 1 (revised 2003) has affected the presentation of minority interest and other disclosures.
         o IAS 2, 8, 10, 17, 27, 28, 31, 32 and 39 had no material effect on the Company's policies.
         o IAS 24 (revised 2003) has affected the identification of related parties and some other related-party disclosures.

         The early adoption of IAS 16 (revised) resulted in a change in the accounting policies for capitalizing major overhaul costs. Previously major overhaul costs were recognized as an expense as incurred. The IAS 16 (revised) requires that Dynea International capitalizes overhaul expenses as a component of asset.

         The early adoption of IAS 21 (revised in 2003) resulted in a change in the accounting policy on the translation of goodwill and fair value adjustments arising from the acquisition of foreign entities. Goodwill and fair value adjustments on acquisitions occurring on or after January 1, 2004 are translated at the exchange rate at each balance sheet date instead of the exchange rate at the date of acquisition applied previously.

         IFRS 2 (issued 2004) will affect the accounting for share-based compensation, but the Company did not in 2004 have any such arrangements.

         The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised
2004) resulted in a change in the accounting policy for goodwill. Until 31 December 2003, goodwill was:

         o Amortized on a straight line basis over its estimated useful life, not to exceed 20 years; and

         o Assessed for an indication of impairment at each balance sheet date.

         In accordance with the provisions of IFRS 3, IAS 36 and IAS 38:

         o        Dynea International ceased its annual goodwill amortization of
                  (euro)11.1 million from 1 January 2004 and derecognized its negative goodwill of (euro)14.1 million with a corresponding adjustment to opening balance of retained earnings;

         o From the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

         o The Group reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

     Recent Changes in Accounting Standards - U.S. GAAP

         In January 2003, the FASB (Financial Accounting Standards Board) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN
46), which was amended in December 2003 when the FASB issued FIN 46-R. Under the interpretation, as amended, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE.

         FIN 46-R is effective for Dynea International's December 31, 2004 financial statements for any new arrangements created after December 31, 2003. Dynea International has identified one new arrangement that was created late in 2004 and therefore is in the scope of the new standard already as of December 31, 2004. The impact of this arrangement on the Company's December 31, 2004 financial statements is however considered immaterial as the operations were only started in December 2004. The new arrangement will be evaluated in accordance with FIN 46-R starting from January 1, 2005.

         FIN 46-R is effective also for possible VIEs created before December 31, 2003 for Dynea International's December 31, 2005 financial statements and the Company is currently evaluating the impact on its results of operations and financial position under U.S. GAAP.

         In November 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (revised ) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, 'Inventory Pricing,' to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for Dynea International for its year ended December 31, 2006. The new standard is not expected to have material impact on the Company's results of operations and financial position under U.S. GAAP.

         In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. FAS 123R is effective for Dynea International for its year ended December 31, 2006. The Company is currently investigating the impact of the statement on the results of operations and financial position under U.S. GAAP.

         In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for Dynea for nonmonetary exchanges occurring on or after January 1, 2006. The new standard is not expected to have material impact on the Company's results of operations and financial position under U.S. GAAP.

         Item 6. Directors, Senior Management and Employees.

         Directors of Dynea International Oy and Dynea Chemicals Oy

         We are a wholly owned subsidiary of Dynea Oy, and we are the sole shareholder of Dynea Chemicals Oy. Our board of directors and those of Dynea Oy and Dynea Chemicals Oy are composed of the same individuals, who are as follows:

Name                                                      Date of Birth
----                                                      -------------
Stig Gustavson*........................................   June 17, 1945
Bjorn Saven............................................  Sept. 29, 1950
Thomas Ramsay..........................................  April 22, 1969
Svein Rennemo..........................................   July 24, 1947
Michael Rosenlew.......................................    May 2, 1959
*    Chairman

         Executive Officers of Dynea International Oy and Dynea Chemicals Oy

         Our executive officers are:

         Roger Carlstedt, President and Chief Executive Officer, born August 17, 1950. Mr. Carlstedt joined Dynea in November 2003. Prior to joining the company, Mr. Carlstedt held various executive positions within ABB. From 2001 to 2003 he held the position of Business Area Manager for ABB Utilities AB, while between 1999 and 2001 he acted as President of ABB High Voltage Cables and between 1993 and 1998 as President of ABB Switchgear AB. Mr. Carlstedt graduated from Lund University of Technology, Sweden, in 1976 with a M.Sc. in Electro Technique and in 1970 from Ebersteinska Skolan, Norrkoping, Sweden, with a Bachelor of Science.

         David Foot, Executive Vice President, born May 25, 1954. Mr. Foot joined Dyno Western Australia in 1990 as Operations Engineer after holding various engineering positions within the Western Australian mining and mineral processing industries. In 1996, Mr. Foot was appointed General Manager in Western Australia and in 2001 as Managing Director of our New Zealand operations. Mr. Foot holds a B.Eng. in Mechanical Engineering (1984) and a MBA (Technology Management) from Deakin University, Victoria, Australia (1998).

         Filip Frankenhaeuser, Executive Vice President and Chief Financial Officer, born February 12, 1951. Mr. Frankenhaeuser joined Dynea in March 2000. Prior to joining Dynea, Mr. Frankenhaeuser held various international financial positions, including Finance Director of Euroheat AB from 1983 to 1988 and Group Financial Controller of the Amer Group in 1988 and 1989. Between 1989 and 1999, Mr. Frankenhaeuser worked for Cultor Oyj, the international food and food Ingredients Company, where he held the position of CFO (1991-1998). Mr. Frankenhaeuser holds a M.Sc. in Economics from the Swedish School of Economics, Helsinki (1980).

         Randy Schwartzhoff, Executive Vice President, born July 23, 1953. Mr.Schwartzhoff joined Dyno in 1989 as President of Noresin, Inc. Mr. Schwartzhoff's latest position was Senior Vice President, Paper Overlays. Prior to joining the company Mr. Schwartzhoff held various management positions within Champion International and Georgia Pacific Corporation. Mr. Schwartzhoff holds a B.Sc. in Forest Products Marketing (1975) and an M.B.A. (1984), both from the University of Minnesota, USA.

         Tom Vestli, Executive Vice President, born October 26, 1949. Mr. Vestli joined Dyno in 1975 as a Project Engineer. After holding various positions within the firm he became Regional Vice President, Chemicals Group responsible for Asia Pacific in 1993 and for Europe in 1997. Mr. Vestli's latest position was Senior Vice President, Panel Board Resins, Europe. Mr. Vestli holds a M.Sc. in Chemical Engineering from the Norwegian Institute of Technology (1974).


         Executive and Director Compensation

         Total salaries, bonuses and other amounts paid to those current members of our board and executive management referred to above who were employed by the Dynea group during 2004 (12 individuals) were approximately (euro)2.1 million. No compensation was provided to these individuals in the form of stock options or pursuant to a profit-sharing plan.

         Based on the authorisation by the extra general meeting of the shareholders, the Board of Directors of Dynea Oy have decided in January 2005 to grant an offer in total 3.296.800 share options to the B-shareholders of Dynea Oy being current key managers employed by Dynea Oy and its subsidiaries of Dynea International Oy. Under IFRS 2, Share-based payment transactions require an expense to be recognized in Dynea International when share options are granted as part of the remuneration package to its key managers. The share options in Dynea Oy are measured at fair value and the charge will be reflected in the financial statements of Dynea International in 2005.

         Employees

         The average number of our employees was 3,135 during 2004. The following chart shows the number of our employees by geographic location for the past three yeas:

                                     2002             2003             2004
                                     ----             ----             ----
Europe                               973             1,172            1,191
Americas                             837              870              828
Asia and Oceania                    1,183            1,113            1,118
Other                                 20              --               --


         Board Practices

         Each member of the board of directors of Dynea International is elected at the annual general meeting of shareholders for a set term that expires at the end of the next annual general meeting of shareholders. The annual general meeting of shareholders must be held within six months after the end of Dynea International's financial year. Matters considered by the shareholders at the annual general meeting include the remuneration of the members of the board of directors and the adoption of the annual accounts. There are no contracts between us and the members of the board of directors of Dynea International that would provide for any benefits upon termination of their employment.

         The independent members of the board of directors of Dynea International act as the audit committee of Dynea International. The audit committee members currently include Stig Gustavson, Svein Rennemo and Thomas Ramsay. The audit committee is responsible for the appointment, compensation and oversight of the work of the independent auditor of Dynea International. Matters considered by the audit committee include pre-approval of the audit and non-audit services performed by the independent auditor. The articles of association of Dynea International do not provide for a remuneration committee.

         Each member of the board of directors of Dynea Chemicals is elected at the annual general meeting of shareholders for a term, which expires at the end of the next annual general meeting of shareholders following that election. The annual general meeting of shareholders must be held within six months after the end of Dynea Chemical's financial year. Matters considered by the shareholders at the annual general meeting include the remuneration of the members of the board of directors and the adoption of the annual accounts. There are no contracts between the members of the board of directors of Dynea Chemicals and Dynea Chemicals that provide for any benefits upon termination of their employment. The articles of association of Dynea Chemicals do not provide for an audit committee or a remuneration committee.

Item 7.  Major Shareholders and Related Party Transactions.

         Major Shareholders

         Ownership

         Dynea International Oy is a wholly-owned subsidiary of Dynea Oy, and Dynea Chemicals Oy is a wholly-owned subsidiary of Dynea International Oy. Dynea Oy is controlled by two private equity funds, the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund, both of which are managed by affiliates of Industri Kapital Limited, a leading European private equity firm.

         As of December 31, 2004 our current ownership is detailed below:

         o The Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund own collectively 88.86% of Dynea Oy's capital stock and control 90.27% of the voting rights attached to that capital stock. These funds are not legal entities, but rather contractual arrangements between, on the one hand, the funds' investment manager/general partner (IK 1997 Ltd. and IK 2000 Ltd., respectively) and, on the other hand, the investors in the funds. Bjorn Saven, a director of Dynea International Oy, is also a director of both IK 1997 Ltd. and IK 2000 Ltd. Michael Rosenlew, a director of Dynea International Oy, is an alternate director of both IK 1997 Ltd. and IK 2000 Ltd. Bjorn Saven and Michael Rosenlew could be deemed to be beneficial owners of a minority of the shares managed by IK 1997 Ltd. and IK 2000 Ltd. The other directors and alternate directors of IK 1997 Ltd. and IK 2000 Ltd. (who are identified below) disclaim beneficial ownership of the shares managed by those entities.

         o Other investors own 9.13% of Dynea Oy's capital stock and 9.32% of the voting rights attached to that stock. None of these investors individually owns 5% or more of Dynea's capital stock.

         o Management shareholders own 2.01% of Dynea Oy's capital stock and 0.41% of the voting rights attached to that stock. No one member of management owns more than 1% of Dynea's capital stock.

         With respect to the shares held by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund and managed by IK 1997 Ltd. and IK 2000 Ltd., the following limited partnerships, which are investors in those funds, hold more than 5% of the outstanding share capital of Dynea Oy:

          Partnership

                                                          As of December 31,
                                                                 2003
                                                                 ----
          Industri Kapital 1997 Limited Partnership I            6.63%
          Industri Kapital 1997 Limited Partnership III          5.16%
          Industri Kapital 2000 Limited Partnership I            7.21%
          Industri Kapital 2000 Limited Partnership II           6.63%
          Industri Kapital 2000 Limited Partnership III          8.44%
          Industri Kapital 2000 Limited Partnership IV           7.18%
          Industri Kapital 2000 Limited Partnership V            7.82%
          Industri Kapital 2000 Limited Partnership VII          5.34%
          Industri Kapital 2000 Limited Partnership IX           6.04%
          Industri Kapital 2000 Limited Partnership X            5.15%


         The directors of IK 1997 Ltd. are: Bo Ennerberg, Bjorn Saven, Michael Richardson, Peter Byrne, Kim Wahl, Carl-Johan Granvik and Finn Jebsen. The alternate directors of IK 1997 are: Alan Dart, Gustav Ohman, Michael Robinson, Michael Rosenlew, Niclas Ekestubbe, Mikko Koivusalo and Ola Uhre. The directors of IK 2000 Ltd. are: Bo Ennerberg, Bjorn Saven, Michael Richardson, Peter Byrne, Kim Wahl, Carl-Johan Granvik and Finn Jebsen. The alternate directors of IK 2000 are: Alan Dart, Gustav Ohman, Michael Robinson, Michael Rosenlew, Niclas Ekestubbe, Mikko Koivusalo and Ola Uhre. Bjorn Saven, Kim Wahl, Michael Rosenlew and Gustav Ohman could be deemed to be beneficial owners of a minority of the shares managed by IK 1997 Ltd. and IK 2000 Ltd. The other directors and alternate directors of IK 1997 Ltd. and IK 2000 Ltd. disclaim beneficial ownership of the shares managed by those entities.

         Share Structure

         Under the articles of association of Dynea Oy, that company has two classes of ordinary shares: series A ordinary shares and series B ordinary shares. When voting at the meeting of shareholders of Dynea Oy, the series A shares have five votes each and the series B shares have one vote each. All other rights connected to the shares are essentially the same between the series A shares and the series B shares. The series B shares are held by management and employees within the Dynea group. In addition, there are in place a shareholders' agreement and a managers' shareholder agreement with respect to the series A shares and the series B shares. Under these agreements, Industri Kapital has, in certain situations, including an initial public offering and a sale of the business of Dynea Oy, the right to act on behalf of all Dynea Oy shareholders.

         Dynea Oy's issued and outstanding share capital consists of
(euro)96,179,080.20 divided into 21,100,615 series A ordinary shares with par value of approximately (euro)4.44 per share and 561,340 series B ordinary shares with par value of approximately (euro)4.44 per share. Approximately 235,818, or 1.09%, of the ordinary shares of Dynea Oy are held of record by 16 investors with addresses in Finland, and approximately 340,654, or 1.57%, of these shares are held of record by 15 investors with addresses in the United States.

         Related Party Transactions

         During the year ended December 31, 2004, the following transactions were carried out with related parties:

         Sale of Shares

         In the year ended December 31 2004, Dynea Oy paid a purchase price adjustment (euro)1.5 million to Dynea International relating to KCA Chemische Produkte GmbH.

         Sales and Purchases of Goods

         During the year ended December 31, 2004 Dynea International sold products, at market prices, to associates totaling approximately (euro)5.6 million, and to companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund, totaling approximately (euro)10.7 million. At December 31, 2004, Dynea International had receivables of (euro)1.9 million related to these sales.

         During the year ended December 31, 2004 Dynea International purchased materials and supplies, at market prices, from associates totaling approximately
(euro)19.8 million, and from companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund, totaling approximately (euro)15.2 million. At December 31, 2004, Dynea International had payables of (euro)6.4 million related to these purchases.

         Other Income and Expenses

         During the year ended December 31, 2004 Dynea International received other income from associates totaling (euro)1.9 million, and from companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund, totaling (euro)0.1 million. During the year ended December 31, 2004 Dynea International received other income from companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund, totaling (euro)0.1 million.

         A service agreement exists between Dynea International and Dynea Oy to provide management and support services. These management and support expense charges amounted to (euro)9.5 million in 2004.

         In addition, Dynea International's other expenses to companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund totaled (euro)0.1 million.

         Interest Expenses and Loan Liability

         Dynea International accrued interest expense in the amount of
(euro)15.9 million to Dynea Oy during the year ended December 31, 2004. At December 31, 2004, Dynea International had a loan payable of (euro)143.1 million to Dynea Oy including the Term D Loan Facility and Dynea International's 12 1/4% notes held by Dynea Oy.

         Other Receivables and Payables

         At December 31, 2004 Dynea International had loan receivables of
(euro)0.6 million and (euro)0.9 other current receivables from associated companies and other current receivables of (euro)7.3 million from Dynea Oy and
(euro)1.6 million from other companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund.

         At December 31, 2004, Dynea International had interest liability of
(euro)5.9 million to companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund.

         Guarantees

         Dynea International had given guarantees on behalf of associated companies of (euro)0.2 million at December 31, 2004.

         Group Contributions

         In 2004, group contribution amounting to (euro) 7.9 million was made by companies controlled by the Industri Kapital 1997 Fund and the Industri Kapital 2000 Fund to Dynea International.

Item 8.  Financial Information.

         Financial Statements

         See pages F-1 through F-44 and G-1 through G-37.

         Significant Changes

         There has been no significant change in our financial or trading position since December 31, 2004.

         Legal Proceedings

         We are involved in some legal proceedings arising in the normal course of our business, including proceedings involving our subsidiaries Neste Canada Inc. and Dynea Canada Ltd. (formerly Neste Chemicals Canada Inc.), who are currently involved in litigation with Reichhold Chemicals Inc. and Reichhold Limited regarding responsibility for costs associated with completing the clean-up of environmental contamination at our Ste. Therese facility existing at the time we acquired the Ste. Therese operations. We made an initial claim against Reichhold in this litigation for a total approximate amount of $22.0 million Canadian dollars. Reichhold has brought a counter-claim against us in this litigation for a total approximate amount of $8.1 million Canadian dollars, the amount already drawn by Neste under the letter of credit relating to the sale. The agreement relating to the acquisition of Neste provides that we shall be indemnified and held harmless in respect of some of the losses we may incur as a result of this litigation.

         We believe that none of these proceedings, either individually or in the aggregate, are likely to have a material adverse effect on our business or our consolidated financial position.

Item 9.  The Offer and Listing.

         The notes are listed on the Luxembourg Stock Exchange.

Item 10. Additional Information.

         Articles of Association

         Dynea International Oy

         Incorporated by reference from Dynea International Oy and Dynea Chemicals Oy annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2001.

         Dynea Chemicals Oy

         Incorporated by reference from Dynea International Oy and Dynea Chemicals Oy annual report on Form 20-F filed with the Securities and Exchange Commission on April 30, 2001.

         Material Contracts

         The following provision summarizes the material terms of our recent material contracts.

         The Senior Credit Agreement

         On February 13, 2004, the borrowers and senior lenders signed an amendment and restatement agreement, including a novated and amended credit agreement. The amendments included amended financial covenants for 2004 and a waiver by senior lenders of any possible breaches of covenants relating to 2003. Under the amended covenants, we were allowed to maintain the following amended ratios from March 31, 2004 until December 31, 2004:

         o the EBITDA to total net interest costs ratio for the twelve months to March 31, 2004 through the twelve months to December 31, 2004 was amended from ratios of 1.75:1 ranging to 1.95:1 for that period to the following new covenants:

                       12 months to 31 March 2004                        1.33:1
                       12 months to 30 June 2004                         1.16:1
                       12 months to 30 September 2004                    1.22:1
                       12 months to 31 December 2004                     1.60:1


         o net debt to EBITDA ratio for the twelve months to March 31, 2004 through the twelve months to December 31, 2004 was amended from ratios of 5.85:1 ranging to 5.30:1 for that period to the following new covenants:

                       31 March 2004                                     8.42:1
                       30 June 2004                                      9.57:1
                       30 September 2004                                 9.20:1
                       31 December 2004                                  6.72:1


         o EBITDA to total net senior interest costs ratio for the twelve months to March 31, 2004 through the twelve months to December 31, 2004 was amended from ratios of 3.90:1 ranging to 4.20:1 for that period to the following new covenants:



                       12 months to 31 March 2004                        3.91:1
                       12 months to 30 June 2004                         3.56:1
                       12 months to 30 September 2004                    3.70:1
                       12 months to 31 December 2004                     4.94:1


         o cash flow to total funding costs ratio for the twelve months to March 31, 2004 through the twelve months to December 31, 2004 was amended from ratios of 0.75:1 ranging to 0.80:1 for that period to the following new covenants:

                       31 March 2004                                     0.95:1
                       30 June 2004                                      0.78:1
                       30 September 2004                                 0.76:1
                       31 December 2004                                  1.10:1


         in each case as those terms are defined in the senior credit agreement.

         It was also agreed to introduce a new six years term loan facility, amounting to (euro)31.7 million under the senior credit agreement called Tranche D, as more fully described below.

         Additionally, in December 2004 we presented a new business plan for 2005 - 2007 to lenders and also proposed an amendment of certain financial covenants for the period from 12 months ended December 31, 2004 to 12 months ended December 31, 2006. On January 21, 2004, the borrowers and the facility agent on behalf of senior lenders signed an amendment letter to credit agreement. The amendment letter included amended financial covenants for 12 months ended December 31, 2004 and for the years 2005 and 2006. Under the amended covenants, we were allowed to maintain the following amended ratios from December 31, 2004 until December 31, 2006:

         o the EBITDA to total net interest costs ratio for the twelve months to December 31, 2004 through the twelve months to December 31, 2006 was amended from ratios of 1.60:1 ranging to 2.60:1 for that period to 1.60:1 to 2.03:1;

         o net debt to EBITDA ratio for the twelve months to December 31, 2004 through the twelve months to December 31, 2006 was amended from ratios of 6.72:1 ranging to 3.10:1 for that period to 7.20:1 to 5.04:1;

         o cash flow to total funding costs ratio for the twelve months to December 31, 2004 through the twelve months to December 31, 2006 was amended from ratios of 1.10:1 ranging to 1.10:1 for that period to 0.90:1 to 0.78:1.

         It was also agreed that the owners of Dynea International will make additional equity injections in cash of (euro) 11 million in both 2005 and 2006 to Dynea Chemicals Oy. Additionally, it was agreed to include a new redemption premium to the credit agreement, which will be an amount equal to 0.50 % of the principal amount repaid or prepaid if such repayment or prepayment occurs after 30 November 2005 but prior to 30 April 2006; and 1.50 % of the principal amount repaid or prepaid if such repayment or prepayment occurs on or after 30 April 2006. The senior lenders also waived for financial years 2005 and 2006 the requirement whereby Dynea International would procure either for two periods of five successive days, or one period of 10 days, in each of its financial years, the aggregate of all drawings under the revolving credit facility shall not exceed (euro)10.0 million.

         As regards the other terms of the senior credit agreement, they remain the same as in the original credit agreement signed on August 7, 2000. Under that agreement, Dynea Chemicals Oy entered into a credit agreement at the closing date of the acquisition of Dyno, with the Lenders named in the senior credit agreement, Salomon Brothers International Limited as lead arranger and Citibank International Plc as facility agent and security trustee. The facilities provided under the Credit Agreement consist of:

         o        a (euro)190 million 7 year term loan (the "Term Loan A");

         o        a (euro)95 million 8 year term loan (the "Term Loan B");

         o        a (euro)95 million 9 year term loan (the "Term Loan C"); and

         o a (euro)100 million multicurrency revolving loan and guarantee credit facility with a 7 year maturity.

         The senior credit agreement provides that Dynea Chemicals Oy and/or some of our subsidiaries may borrow under particular tranches, in particular amounts and, in some cases, in particular currencies.

         The Term Loan A, Term Loan B, Term Loan C and the revolving credit facility may be borrowed in euros or other currencies as agreed. Under the terms of the senior credit agreement, and in order to provide financing for the acquisition of Dyno, the Term Loan A, the Term Loan B and the Term Loan C were fully drawn on the date of the acquisition of Dyno closing. Each of the Term Loans and revolving credit facility were available only on the issuance of the initial notes. Each of Term A, Term B and Term C were drawn in other currencies than euros, in Norwegian Crowns, in US dollars and in Canadian dollars. Therefore the actual repayment amounts that are stated below in euros will change if the exchange rates between euros and these currencies change.

         Term Loan A. The Term Loan A was drawn in various tranches and currencies by Dynea Chemicals Oy and its subsidiaries in order to refinance Neste's existing debt, to fund the acquisition of Dyno and to refinance existing Dyno debt. The Term Loan A will amortize as detailed below, with final maturity on June 30, 2007. Each separate advance shall be repaid pro rata and any prepayment of senior loans needs to be allocated pro rata to Tranche A, Tranche B and Tranche C. In 2004, Dynea Chemicals Oy made a prepayment of The Term Loan A of (euro)0.9 million from the proceeds of asset sales. Due to the sale of the oil field chemicals business in 2003, an additional Dynea Chemicals Oy prepayment of The Term Loan A was made for (euro)11.2 million in 2003.

            Repayment Date:                                  Payment Amounts
            --------------------
                                                             ((euro)in millions)
            June 30, 2005..................................        11.5
            December 31, 2005..............................        11.5
            June 30, 2006..................................        13.1
            December 31, 2006..............................        13.1
            June 30, 2007..................................        16.4

         Term Loan B. The Term Loan B was drawn in various tranches and currencies by Dynea Chemicals Oy and its subsidiaries in order to refinance Neste's existing debt, to fund the acquisition of Dyno and refinance existing Dyno debt. The Term Loan B will amortize as detailed below, with final maturity on June 30, 2008. In 2004, Dynea Chemicals Oy made a prepayment of The Term Loan B of (euro)0.7 million from the proceeds of asset sales. Due to the sale of the oil field chemicals business in 2003, Dynea International prepayment of The Term Loan B was made pro rata for (euro)6.9 million in 2003.

            Repayment Date:                                  Payment Amounts
            -------------------
                                                             ((euro)in millions)
            December 31, 2007..............................        23.7
            June 30, 2008..................................        39.2


         Term Loan C. The Term Loan C was drawn in one U.S. dollar tranche by Dynea Chemicals Oy to refinance Neste's existing debt, to fund the acquisition of Dyno and refinance existing Dyno debt. The Term Loan C will be repaid in one installment on June 30, 2009. In 2004, Dynea Chemicals Oy made a prepayment of The Term Loan A of (euro)0.6 million from the proceeds of asset sales. Due to the sale of the oil field chemicals business in 2003 Dynea International prepayment of The Term Loan C was made pro rata for (euro)6.3 million in 2003.

         Term Loan D. A new facility, called Tranche D, was underwritten by Dynea Oy in February 2004. (euro)15.3 million of the new loan was drawn in February 2004 and the remainder in August 2004. The new Tranche D loan facility carries an interest of Libor +3% plus 1% capitalized interest. Tranche D will be repaid in one installment on December 31, 2009.

         Revolving Credit Facility. The revolving credit facility provides
(euro)100 million to finance the ongoing working capital and general corporate requirements of Dynea Chemicals Oy and some of its subsidiaries.

         Prepayment. In addition to the scheduled amortization and repayment dates described above, in some circumstances the senior credit agreement requires mandatory prepayments of outstanding amounts under the various facilities, including if:

         o Dynea Chemicals or any of its subsidiaries receives cash proceeds (including deferred consideration) from the sale of assets which is not used to fund related expenses, taxes, pension costs or costs relating to related intellectual property rights, other than in connection with sales that are in the ordinary course of business, are used to purchase another replacement asset, are among members of the group or which relate to certain other exceptions identified in the senior credit agreement;

         o Dynea Chemicals receives surplus cash during a financial year, which consists of the amount by which its cash flow exceeds the aggregate of its total funding costs, the aggregate amount of prepayments made during that financial year and (euro)10.0 million;

         o Dynea Chemicals or any of its subsidiaries receives insurance proceeds in aggregate in excess of (euro)0.2 million, other than amounts required to be paid to them as a result of the sale of the explosives operations, and does not apply those funds in reinstatement of the insured asset or payment of a third party liability in respect of which they were received within six months of being received;

         o Dynea Chemicals or any of its subsidiaries receives any amount in excess of (euro)0.1 million from any of the vendors under the acquisition agreement relating to the acquisition of Neste, net of any reasonable costs an expenses of recovery and any tax payable, unless those funds are applied to make good or purchase an asset to replace directly the asset or to pay the liabilities in respect of which the payment was received, or to compensate the recipient for a cash loss;

         o all or substantially all of the business and assets of Dynea Chemicals and its subsidiaries are disposed of;

         o the share capital of Dynea Oy, Dynea International, Dynea Chemicals or any other group company is admitted to any recognized securities exchange;

         o a change of control occurs (as that event is defined in the senior credit agreement); or

         o it is or it becomes illegal for any lender under the senior credit agreement to maintain all or part of its commitment or to continue to make available or fund or maintain its participation in any part of the senior credit agreement.

         Indebtedness under the senior credit agreement may be voluntarily prepaid by the borrowers in whole or in part without premium or penalty. Any prepayment of any of the term loan facilities shall be made only pro rata with each of the other term loan facilities. Partial voluntary prepayments and any mandatory repayments referred to above will be applied against the Term Loan A, the Term Loan B and the Term Loan C pro rata. Dynea Chemicals Oy used (euro)25.0 million towards prepayment of senior term loans in accordance with the on February 10, 2003 restated senior credit agreement.

         Interest Rate and Fees. Advances under the Term Loan A bear interest at LIBOR plus an initial interest margin of 2.00% per annum, together with mandatory costs. Advances under the Term Loan B and Term Loan C bear interest at LIBOR plus an interest margin of 2.50% and 3.00%, respectively, per annum and mandatory costs. Advances under the Term Loan D bear interest at Libor plus an interest margin of 3.00% plus capitalized interest of 1.00%. Advances under the revolving credit facility bear interest at LIBOR plus an initial interest margin of 2.00% per annum and mandatory costs. The interest margin may be reduced for advances under the Term Loan A and the revolving credit facility if Dynea Chemicals Oy, on a consolidated basis, meets specified financial targets during a fiscal year with respect to each financial year beginning after December 31, 2001, but the margin may not be less that 1.25%. We currently do not benefit from any interest margin reduction. Generally:

         o in respect of any such financial year beginning after December 31, 2001, the margin shall be 1.75% per annum if the total ratio of total net debt to EBITDA (as those terms are defined in the senior credit agreement) for the relevant financial year is less than or equal to 4.00:1, but, after December 31, 2002, is greater than or equal to 3.50:1;

         o in respect of any such financial year beginning after December 31, 2002, the margin shall be 1.50% per annum if the total ratio of total net debt to EBITDA for the relevant financial year is less than or equal to 3.50:1, but, after December 31, 2003, is greater than or equal to 3.00:1;

         o in respect of any such financial year beginning after December 31, 2003, the margin shall be 1.25% per annum if the total ratio of total net debt to EBITDA for the relevant financial year is less than or equal to 3.00:1.

         If these or additional specified conditions are not met, then the margin may be increased to 2%, including if management accounts are not provided to the facility agent in a timely manner and if there is a default or event of default which has occurred and is continuing under the senior credit agreement. If the targets, which only go into effect in year 2002, were applied to the current year, we would not currently meet them.

         For the Term Loan A, the Term Loan B and the Term Loan C, Dynea Chemicals Oy will pay a commitment fee of 0.50% per annum for the period from the date of the credit agreement until fully drawn or cancelled. With respect to the revolving credit facility, Dynea Chemicals Oy will pay a commitment fee equal to 0.50% per annum, from the date of the senior credit agreement until the close of business on the relevant final repayment date on the unused and uncancelled portion of that facility. In addition, the borrowers will pay some agency and other fees.

         Security. The security for the borrowers' obligations under the senior credit agreement consists of, to the extent legally or practically possible, first priority security comprising mortgages and fixed and floating charges over all of the assets of Dynea Chemicals Oy and its material subsidiaries and a security interest in the shares of Dynea Chemicals Oy.

         Covenants. Subject to the various amendments to the credit agreement for the periods discussed above, the senior credit agreement contains a number of covenants requiring the borrowers to achieve or maintain specified consolidated financial ratios. Dynea Chemicals Oy has agreed to maintain the following ratios for each 12-month period, as measured on every March 31, June 30, September 30 and December 31 for the preceding 12 months.

         o a ratio of EBITDA to total net interest costs, which varies between 1.54 and 2.03:1. The ratio is 1.54:1 for the 12 months to March 31, 2005 and it is 2.60:1 for each 12-month period ending on those dates for periods after December 31, 2006;

         o a ratio of net debt to EBITDA, which varies between 7.55:1 and 5.04:1. The ratio is 7.55:1 for the 12 months to March 31, 2005 and it is 3.10:1 for each 12-month period ending on those dates for periods after December 31, 2006;

         o a ratio of EBITDA to total net senior interest costs, which varies between 4.40:1 and 5.40:1. The ratio is 4.40 for the 12 months to March 31, 2005 and it is 5.40:1 for each 12-month period ending on those dates for periods after December 31, 2006; and

         o a ratio of cash flow to total funding costs, which varies between 0.72:1 and 0.78:1. The ratio is 0.72:1 for the 12 months to March 31, 2005 and it is 1.10:1 for each 12-month period ending on those dates after December 31, 2006;

                  in each case as those terms are defined in the senior credit agreement. As used in the senior credit agreement, EBITDA means, in relation to Dynea Chemicals Oy and its subsidiaries for any period, those companies' consolidated net profit for that period before taxes and total net interest costs and adding back:

         o Depreciation charged to the consolidated profit and loss account of the Group during such period;

         o any amount of Acquisition Goodwill amortised in that period against the consolidated profit and loss account of the Group;

         o Acquisition Costs and other non-cash items charged or amortised in that period to, or against, the consolidated profit and loss account of the Group;

         o Restructuring Costs paid in such period to the extent the same do not constitute an extraordinary or exceptional item;

         o to the extent not taken account of in paragraph (a) above, any insurance proceeds received in such period in respect of business interruption to the extent such proceeds covers loss of revenue for the Group; and

         o the proceeds of any further equity injection made after the January 21, 2005 received in such period (other than the additional equity injections of (euro)11.0 million in both 2005 and 2006 that was agreed an amendement letter dated January 21, 2005) up to an aggregate maximum amount, for the period of 18 months following the January 21, 2005, of
                  (euro)15 million;

                  but excluding:

         o        profit and loss attributable to minority interests;

         o        any profit or loss arising on the disposal of fixed assets;

         o income from, and investments in, participating interests in associated undertakings and income from any other fixed asset investment (excluding income from Methanor, which, for the avoidance of doubt, shall be included in the consolidated net profit of the group) ;

         o        amounts written off the value of investments;

         o        realized and unrealized exchange gains and losses;

         o        other restructuring costs;

         o        extraordinary and exceptional items; and

         o all professional fees (being legal and accounting fees) directly incurred in relation to the amendment and restatement of the senior credit agreement in February 2004 or the implementation the business plans for the group for the financial years ending 31 December 2004, 31 December 2005 and 31 December 2006 to the extent taken into account in the calculation of EBITDA for the relevant period.

         The senior credit agreement also contains general covenants, which restrict the incurrence of debt and liens, the payment of dividends, the disposition of assets, and the incurrence of capital expenditures above certain levels and some other activities and transactions.

         The senior credit agreement generally provides that none of Dynea Chemicals Oy or its subsidiaries may make any payments to Dynea International Oy, by way of dividends, loans or otherwise. However, provided that no event of default (or event which could become an event of default) has occurred, the senior credit agreement permits payments to Dynea International Oy in order to pay fees and expenses of an administrative nature incurred by Dynea International Oy or Dynea Oy or to enable Dynea International Oy to pay interest, additional amounts, and special interest on the notes and principal on the notes at their original maturity date.

         Events of Default. The senior credit agreement contains events of default customary for senior leveraged acquisition financings, including, among others, non-payment of principal or interest thereunder, defaults with respect to some other indebtedness, failure to observe covenants set forth in the senior credit agreement, some judgment defaults and some bankruptcy-related events.

         Hedging Obligations. Pursuant to the senior credit agreement, we procured to enter into interest rate hedging arrangements covering at least 50% of commitments under the Term Loan A, the Term Loan B, the Term Loan C for a period of at least 3 years within 60 days of the acquisition of Dyno closing.

         The Intercreditor Agreement

         We, Dynea Chemicals Oy, the Trustee, Citibank International Plc and Citibank N.A. entered into an intercreditor agreement in connection with the senior credit agreement, the issuance of the initial notes and the DCI loan facility (which was repaid in 2000). The intercreditor agreement sets out the respective rights of some of our creditors, Dynea Chemicals Oy and our subsidiaries, as regards ranking of debt, security and enforcement, and defines the circumstances in which payments may be made by Dynea Chemicals Oy and its subsidiaries in respect of some debt (including the notes and the DCI loan facility, Dynea Chemicals Oy's guarantee of the notes and the DCI loan facility and the Intercompany Loans pursuant to which we will advance the proceeds from this offering to our subsidiaries). Upon consummation of the offering of the notes, the Trustee, on behalf of the note holders, also became a party to the intercreditor agreement.

         The Indenture

         Pursuant to an indenture, dated August 8, 2000, by and between The Bank of New York as trustee, Dynea Chemicals Oy, as guarantor and Dynea International Oy as issuer, we issued an aggregate principal amount of (euro)250 million of 12 1/4% Senior Notes due 2010. At our option, we may redeem these notes on or after August 15, 2005 at redemption prices beginning at 106.125% and declining thereafter. We may also redeem these notes prior to August 15, 2005 at a make-whole price. Upon the occurrence of specified change of control events, as described in the indenture, each holder of the notes will have the right to require us to purchase such notes at a price equal to 101% of the principal and amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. In addition, pursuant to the indenture, we and our restricted subsidiaries are subject to certain restrictive covenants, including, without limitation, our ability to incur indebtedness, to pay dividends and to make investments.

         Exchange controls

         There are currently no Finnish laws, which may affect the import or export of capital, or the remittance of dividends, interest or other payments to non-Finnish holders or our securities.

                              DOCUMENTS ON DISPLAY

         You may read and copy this annual report, including the attached exhibits, and any reports, statements or other information that we submit to the SEC at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

         In addition, the indenture governing the notes requires us to deliver to our note holders and to the trustee for the note holder's copies of all reports that we submit to the SEC without any cost to our note holders. We will also furnish those other reports as we may determine or as the law requires. So long as the notes continue to be listed on the Luxembourg Stock Exchange, copies of any such reports will be available during normal business hours on any business day at the office of Banque Internationale a Luxembourg.

         You should rely only on the information provided in this annual report. No person has been authorized to provide you with different information.

         The information in this annual report is accurate as of the date on the front cover. You should not assume that the information contained in this annual report is accurate as of any other date.

         Some terms mentioned in this annual report are registered in some jurisdictions as our trademarks. This annual report also refers to the trademarks of other companies.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

         Financial Risk Management

         Our business operations give rise to market risks exposure due to changes in foreign exchange and interest rates as well as raw material prices. Also our high level of debt makes us exposed to changes in interest rates. To manage these risks, we enter into hedging transactions and generally use derivative financial instruments, pursuant to established guidelines and policies, which enable us to mitigate the adverse effects of financial market risk. These hedging instruments are classified in a manner consistent with the item being hedged, meaning that the associated asset and liability items are marked-to-market at each balance sheet date through current period earnings.

         We do not anticipate any material adverse effect on our consolidated position, result of operations, or cash flows, resulting from the use of derivative financial instruments. We cannot guarantee, however, that our hedging strategies will be effective, or that translation losses can be minimized or forecast accurately.

         Foreign Exchange Risk and Interest Rate Risk

         Our operations are conducted by many entities in many countries, and accordingly, our results of operations are subject to currency transaction risk and currency translation risk. Dynea's historical results were particularly affected by exchange rate fluctuations between the euro and other currencies, such as the U.S. dollar, the Norwegian crown, and the Canadian dollar and by exchange rate fluctuations between the Norwegian crown against other currencies, such as the U.S. dollar. Foreign exchange exposures are managed against various local currencies, as we have a significant amount of worldwide production and sales.

         Because we have global investments, production facilities and other operations, we have assets and liabilities and cash flows in currencies other than the euro. The equity changes caused by movements in foreign exchange rates are shown as translation difference in our financial statements. Dynea International's main exposures are related to assets and liabilities denominated in the currencies of the United States, Norway and Canada. Our businesses includes a large portion of cross border and other sales incurring foreign exchange transaction risks, as well as raw material sourcing and other costs in various currencies. Our main adhesive resin business sales are, however, largely conducted within a limited geographic area near our production sites, which somewhat limits our foreign exchange transaction exposures.

         Our main objective of interest rate risk management will continue to be to reduce our total funding cost and to alter the interest rate exposure to the desired risk profile. Under the terms of the senior credit agreement, we were required to hedge at least 50% of the aggregate amount of the senior term loans through interest rate protection agreements for a period of at least three years. We have historically primarily borrowed in the euro, U.S. dollar, Canadian dollar, and Norwegian crown, among other currencies. Our historical policy was to hedge approximately 50% of borrowings against future movements in interest rates.

         Raw Material Price Risk

         Our operations are exposed to raw material price risk arising mainly from movements in the price of the main raw materials methanol, urea, phenol, and melamine. As the prices we pay for the raw materials change quarterly or monthly, we are subject to considerable volatility in the prices we pay for such materials. Prices of methanol, urea and phenol are highly volatile, while the price of melamine has traditionally been more stable. In 2004, the prices of urea and phenol were very volatile. The sales prices of our products are primarily a function of several items including the prices of the raw materials we use to make our products. This connection between the raw material prices and our sales prices gives protection against adverse changes in the raw material prices. However, we are not always able to fully pass through to the customers the fluctuations in the prices of the raw materials. Centralized supply and logistics organization hedges us against some of the raw material price fluctuations through the use of purchasing contracts or commodity derivatives.

         Interest Rate Exposure

         As of December 31, 2004, Dynea International had (euro)207.6 million in syndicated long-term variable rate debt, of which (euro)117.1 million was hedged through LIBOR-based interest rate swaps. The swaps had a remaining average life of approximately 1.6 years. An interest rates average increase of 25 basis points would cause Dynea International's annual interest expense to increase about (euro)0.4 million, with those interest rates being below the capped rates of interest.

         Interest rate swaps involve the exchange of floating for fixed rate interest payments to effectively convert floating rate debt into fixed rate debt. The fair value of Dynea International's interest rate derivatives outstanding as of December 31, 2004 and December 31, 2003 were (euro)(0.3) million and (euro)(0.8), respectively.

                                                     Notional
       Interest Rate Swaps at December 31, 2004       Amount                           Maturity
       ----------------------------------------       ------                           --------
                                                    (in(euro)000)
            Variable to Fixed:
            Norwegian crown....................         42.5         October 2006 / March 2006 / November 2006
            U.S. dollar .......................         62.4         March 2005 / August 2006 / September 2006 /
                                                                     October 2006 / November 2006
            Canadian dollar ...................         12.2         March 2006

         Short-term loans also involve interest rate risk. We mainly borrow under our revolving credit facility to cover working capital and other needs. The balance of revolving credit facility was (euro)62.9 million as of December 31, 2004.

         Foreign Currency Exchange Rate Exposure

         At December 31, 2004, Dynea International had foreign exchange contracts outstanding in various currencies. Dynea International's primary net foreign currency exposures at December 31, 2004 included U.S. dollar, Norwegian crown and Canadian dollar. As of December 31, 2004 and December 31, 2003, Dynea International recognized a net gain of (euro)1.2 million and (euro)11.0 million, respectively, related to foreign currency forwards. There were no gains or losses deferred at either date. Consistent with the nature of the economic hedge of those foreign currency exchange contracts, decreases or increases of the underlying instrument or transaction being hedged would offset the corresponding unrealized gains or losses, respectively. The fair value of Dynea International's forward exchange contracts that were outstanding as of December 31, 2004 and December 31, 2003, were (euro)(0.5) and (euro)0.9 million, respectively.

         Raw Material Price Exposure

         Dynea International's primary raw material price exposure at December 31, 2004 included methanol, urea, phenol, and melamine. Dynea International had no commodity derivatives at December 31, 2004.

Item 12. Description of Securities Other than Equity Securities.

         Not applicable.

PART II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

         Not applicable.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

         Not applicable.

Item 15.  Controls and Procedures.

         The Company has carried out an evaluation under the supervision and with the participation of the Company's management, including the Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the Company's evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2004, the disclosure controls and procedures are effective to provide reasonable assurance that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required.

         There has been no change in the Company's internal control over financial reporting during the Company's 2004 fiscal year that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16. Audit Committee Financial Expert, Code of Ethics and Principal Accountant Fees and Services.

         Audit Committee Financial Expert

         The independent members of our Board of Directors act as our Audit Committee. Our Audit Committee does not include a financial expert as such a qualification has not been considered necessary by our Board of Directors for serving on the Audit Committee.

         Code of Ethics

         We have not adopted a formal corporate code of ethics as we believe that such a code is not necessary to deter wrongdoing within our corporate structure.

         Principal Accountant Fees and Services

                                              Year Ended         Year Ended
                                           December 31, 2003  December 31, 2004
                                           ------------------ -----------------
         Audit fees                                      1.4                1.0
         Audit-related fees                              0.4                0.2
         Tax fees                                        0.4                0.2
         All other fees                                  0.1                0.2
                                                         ---                ---
         Total fees                               (euro) 2.3         (euro) 1.6
                                                  ==========         ==========

         Audit-related fees include services such as pension and benefit plan audits, consultations concerning accounting and financial reporting standards, internal control reviews, due diligence services, affiliate and product line special purpose audits and other auditing procedures and issuance of special purpose reports. Tax fees include services such as transfer pricing advice and assistance, expatriate tax services, U.S. Extra Territorial Income analysis, U.S. state and local tax planning, tax related due diligence services, review of U.S. federal income tax returns, consultations on various U.S. federal tax matters, assistance with tax examinations, international tax compliance and international tax planning. All other fees include services such as audits or reviews of third parties to assess compliance with contracts, risk management reviews and assessments, internal investigations, expatriate administrative services, review of actuarial reports and calculations, training and advisory services with respect to non-financial systems.

         The Audit Committee is responsible for the appointment, compensation and oversight of the work of the independent auditor. As part of this responsibility, the Audit Committee is required to pre-approve certain audit and non-audit services performed by our independent auditor, PricewaterhouseCoopers, in order to assure that they do not impair the auditor's independence. Pursuant to Dynea International Oy's Audit and Non-Audit Services Pre-Approval Policy, proposed services either may be pre-approved by agreeing to a framework with descriptions of allowable services with the Audit Committee, or require the specific pre-approval of the Audit Committee. As at December 31, 2003 services that have received general pre-approval included audit services, audit-related services such as pension and benefit plan audits and consultations concerning accounting and financial reporting standards, tax services and certain other non-audit services, but not including internal investigations. The Audit Committee will periodically review and approve the types of services that are pre-approved.

         None of the accountant services listed above was approved by the Audit Committee pursuant to any de minimis exception from the pre-approval policy.


Item 17. Financial Statements.

         See pages F-1 to F-44 and G-1 to G-37.

Item 18. Financial Statements.

         Not applicable.

Item 19. Exhibits.

Pursuant to the rules and regulations of the Securities and Exchange Commission, Dynea International Oy and Dynea Chemicals Oy have filed or incorporated by reference certain agreements as exhibits to this Annual Report on Form 6-K. These agreements may contain representations and warranties by the parties. These representations and warranties have been made solely for the benefit of the other party or parties to such agreements and (i) may have been qualified by disclosures made to such other party or parties, (ii) were made only as of the date of such agreements or such other date(s) as may be specified in such agreements and are subject to more recent developments, which may not be fully reflected in Dynea International Oy's and Dynea Chemical Oy's public disclosure,
(iii) may reflect the allocation of risk among the parties to such agreements and (iv) may apply materiality standards different from what may be viewed as material to investors. Accordingly, these representations and warranties may not describe either Dynea International Oy's or Dynea Chemical Oy's actual state of affairs at the date hereof and should not be relied upon.

       Item                                                    Exhibit

1.1*     Articles of Association of Dynea Chemicals Oy (formerly Neste Chemicals
         Oy).

1.2* Articles of Association of Dynea International Oy (formerly Neste Chemicals International Oy).

2.1** Indenture, dated as of August 8, 2000, among Neste Chemicals International Oy, Neste Chemicals Oy and The Bank of New York.

4.1* Amendment and Restatement Agreement dated November 15, 2001 relating to the Credit Agreement Dated 7 August 2000, among Dynea Chemicals Oy, Nordkem AS, Citibank International Plc, Citibank, N.A. and Salomon Brothers International Limited.

4.2*** Amendment Agreement dated February 11, 2003 to terms of Senior Credit Agreement dated August 7, 2000 among Dynea Chemicals Oy, certain banks, Citibank International Plc, Citibank N.A. and Salomon Brothers International Limited.

4.3**** Amendment and Restatement Agreement dated February 13, 2004 relating to the Credit Agreement Dated 7 August 2000, among Dynea Chemicals Oy, Nordkem AS, Citibank International Plc, Citibank, N.A., Citigroup Global Markets Limited and Dynea Oy.

4.4***** Amendment Letter dated January 21, 2005 to the Credit Agreement dated 7
         August 2000, among Dynea Chemicals Oy, Nordkem AS, Citibank International Plc, Citibank, N.A., Citigroup Global Markets Limited and Dynea Oy as subsequently amended and restated by an amendment and restatement agreement dated February 31, 2004 and as subsequently amended by an amended letter dated 21 April, 2004.

8.1      Principal subsidiary undertakings as at December 31, 2004.

12.1     CEO Certificate.

12.2     CFO Certificate.

-----------------

* Exhibits to the company's Annual Report on Form 20-F filed April 30, 2001 under the Securities Exchange Act, as amended, hereby incorporated by reference in this annual report.

** Exhibit to the company's Registration Statement on Form F-4 (No. 333-13782 and 333-13782-01) filed August 2, 2001 under the Securities Act of 1933, as amended, hereby incorporated by reference in this annual report.

*** Exhibit to the company's Report on Form 6-K submitted February 19, 2003 under the Securities Exchange Act, as amended, hereby incorporated by reference in this annual report.

**** Exhibit to the company's Annual Report on Form 6-K submitted April 22, 2004 under the Securities Exchange Act, as amended, hereby incorporated by reference in this annual report.

***** Exhibit to the company's Report on Form 6-K submitted February 7, 2005 under the Securities Exchange Act, as amended, hereby incorporated by reference in this annual report.

                                   SIGNATURES

The company hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                              DYNEA INTERNATIONAL OY
                                              Company


                                              /s/ Filip Frankenhaeuser
                                              ------------------------
                                              Name:  Filip Frankenhaeuser
                                              Title: Executive Vice President
                                                     and Chief Financial Officer




                                              DYNEA CHEMICALS OY
                                              Company


                                              /s/ Filip Frankenhaeuser
                                              ------------------------
                                              Name:  Filip Frankenhaeuser
                                              Title: Executive Vice President
                                                     and Chief Financial Officer
Date:  April 20, 2005

                          INDEX TO FINANCIAL STATEMENTS






       Audited consolidated financial statements of Dynea International Oy and Subsidiaries as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002:

       Reports of Independent Accountants ........................ F-2
       Consolidated Balance Sheet ................................ F-3
       Consolidated Income Statement ............................. F-4
       Consolidated Statement of Changes in Equity ............... F-5
       Consolidated Cash Flow Statement .......................... F-6
       Notes to Consolidated Financial Statements ................ F-7

       Audited financial statements of Methanor as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002:

       Reports of Independent Accountants ....................... F-38
       Balance Sheet ............................................ F-39
       Income Statement ......................................... F-40
       Statement of Changes in Partners' Capital................. F-40
       Cash Flow Statement ...................................... F-41
       Notes to Financial Statements ............................ F-42


       Audited consolidated financial statements of Dynea Chemicals Oy and Subsidiaries as of December 31, 2004 and 2003 and for the years ended December 31, 2004, 2003 and 2002:

       Reports of Independent Accountants ....................... G-1
       Consolidated Balance Sheet ............................... G-2
       Consolidated Income Statement ............................ G-3
       Consolidated Statement of Changes in Equity .............. G-4
       Consolidated Cash Flow Statement ......................... G-5
       Notes to Consolidated Financial Statements ............... G-6

                     Dynea International Oy and Subsidiaries

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


To the Shareholder and the Board of Directors of Dynea International Oy and its subsidiaries:

In our opinion, the accompanying Consolidated Balance Sheets and the related Consolidated Income Statements, Statements of Changes in Equity and Cash Flow Statements present fairly, in all material respects, the financial position of Dynea International Oy and its subsidiaries ("the Company") at December 31, 2004 and 2003 and the results of their operations and their cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's Board of Directors and management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

As discussed in Note 2, Dynea International Oy adopted International Accounting Standard ("IAS") 1 (revised 2003) Presentation of Financial Statements, IAS 21 (revised 2003) The Effect of Changes in Foreign Exchange Rates, IAS 24 (revised
2003) Related Party Disclosures, International Financial Reporting Standard 3 Business Combinations, IAS 36 (revised 2003) Impairment of Assets and IAS 38 (revised 2003) Intangible Assets in 2004.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

Helsinki, April 18, 2005

PricewaterhouseCoopers Oy
Authorized Public Accountants



Kim Karhu
Authorized Public Accountant

                     Dynea International Oy and Subsidiaries
                           Consolidated Balance Sheet
                        (all amounts in (euro) millions)


                                                                                                 As at            As at
                                                                                    Notes   December 31, 2004 December 31, 2003
   Asse                                                                          -----------------------------------------------
   Non-current assets
          Property, plant and equipment, net                                      5            (euro) 380.5         (euro) 410.9
          Intangible assets                                                       6                   191.6                178.9
          Investments in associates and joint ventures (1)                        2,7                  55.9                 44.7
          Other non-current assets                                                                      2.8                  3.0
                                                                                                        ---                  ---
          Total non-current assets                                                                    630.8                637.5
                                                                                                      -----                -----
   Current assets
          Inventories                                                             8                    70.2                 59.2
          Accounts receivable and prepayments                                     9                   130.3                114.6
          Taxes currently receivable                                                                    4.5                  5.9
          Other current assets                                                                          2.8                  3.1
          Cash and cash equivalents                                                                    27.6                 21.2
                                                                                                       ----                 ----
          Total current assets                                                                        235.4                204.0
                                                                                                      -----                -----
   Total assets                                                                                (euro) 866.2         (euro) 841.5
                                                                                                      =====                =====

   Equity and liabilities
   Capital and reserves attributable to the Company's equity holders
          Share capital                                                           12            (euro) 71.0         (euro) 293.0
          Share premium                                                                                35.0                 35.0
          Related party transactions                                              23                   36.7                 29.2
          Cumulative translation adjustment                                                          (43.1)               (41.6)
          Accumulated profit/(loss)                                               2                    16.1              (199.5)
                                                                                                       ----              -------
          Total capital and reserves                                                                  115.7                116.1
   Minority interest                                                              2                     9.2                  9.9
                                                                                                        ---                  ---
   Total Equity                                                                                       124.9                126.0
                                                                                                      -----                -----

   Non-current liabilities
          Borrowings                                                              13                  421.2                414.4
          Pension liabilities                                                     15                   16.7                 17.3
          Provisions                                                              16                    8.8                  9.4
          Deferred tax liabilities (1)                                            2,14                 34.9                 43.8
          Other non-current liabilities                                                                 1.0                  3.5
                                                                                                        ---                  ---
          Total non-current liabilities                                                               482.6                488.4
                                                                                                      -----                -----
   Current liabilities
          Accounts payable                                                        17                  103.0                 86.4
          Accrued liabilities                                                     18                   27.4                 28.5
          Borrowings                                                              13                   90.9                 75.6
          Pension Liabilities                                                     15                    0.8                    --
          Provisions                                                              16                    2.1                  2.6
          Taxes currently payable                                                                      11.3                  8.9
          Other current liabilities                                                                    23.2                 25.1
                                                                                                       ----                 ----
          Total current liabilities                                                                   258.7                227.1
                                                                                                      -----                -----
   Total liabilities                                                                                  741.3                715.5
                                                                                                      -----                -----
   Total equity and liabilities                                                                (euro) 866.2         (euro) 841.5
                                                                                               ============         ============

(1) Comparative figures have been adjusted for the retrospective application of IAS 16 (revised)

         On April 18, 2005, Dynea International Oy's Board of Directors authorized these financial statements for issue.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     Dynea International Oy and Subsidiaries
                          Consolidated Income Statement
                        (all amounts in (euro) millions)

                                                                        Year Ended         Year Ended         Year Ended
                                                          Notes     December 31, 2004  December 31, 2003  December 31, 2002
                                                        -------------------------------------------------------------------

Sales                                                   4              (euro) 1,065.0       (euro) 979.0       (euro) 955.8

Cost of sales                                           5,6,15,20             (935.0)            (857.8)            (798.0)

Gross profit                                                                    130.0              121.2              157.8

Other operating income                                                           11.9               12.3               13.8
Selling and distribution expenses                       5,6,15,20              (30.0)             (32.8)             (41.3)
Research and development expenses                       5,6,15,20              (20.2)             (20.0)             (17.6)
Administrative expenses                                 5,6,15,20              (56.9)             (56.4)             (55.5)
Other operating expenses                                16                      (6.3)              (8.7)             (13.9)
(Loss)/profit on sale of discontinued operations        21                      (1.9)                1.4                  --
Impairment write-downs                                  5,6                     (8.1)              (4.4)                  --
Amortization of goodwill                                6                         --              (11.1)             (14.6)

Operating profit                                                                 18.5                1.5               28.7

Finance costs                                           22                     (53.4)             (59.2)             (50.0)
Share of income in associates and joint ventures(1)     2,7                      15.7               13.1                3.9
                                                                                 ----               ----                ---

Loss before income taxes                                                       (19.2)             (44.6)             (17.4)

Income tax benefit/(expense) (1)                        2,14                      0.4             (18.8)                5.0

Loss for the year                                                       (euro) (18.8)      (euro) (63.4)      (euro) (12.4)
                                                                               =======           =======            =======

Attributable to:
Equity holders of the Company                                                  (20.5)             (64.8)             (14.9)
                                                                               ------             ------             ------
Minority interest                                       2                         1.7                1.4                2.5
                                                                                  ---                ---                ---
Loss for the year                                                       (euro) (18.8)      (euro) (63.4)      (euro) (12.4)
                                                                        =============      =============      =============


(1) Comparative figures have been adjusted for the retrospective application of IAS 16 (revised).


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     Dynea International Oy and Subsidiaries
                   Consolidated Statement of Changes in Equity
            (all amounts in (euro) millions except share information)



                                              Issued and                                        Cumulative
                                     Shares      Paid      Share     Related Party Accumulated  Translation  Minority        Total
                                     Issued  Share Capital Premium    Transactions   (Loss)(1)  Adjustment   Interest        Equity
                                     ------  ------------- -------    ------------   ------      ----------  --------        ------
Balance, December 31, 2001         2,810,000(euro) 281.0 (euro) 0.0  (euro) 38.2(euro) (121.5) (euro) (25.0)(euro)10.0 (euro) 182.7
Effect of adopting IAS 16 (revised)   --            --         --           --            1.7         --         --             1.7
Shares issued                         70,000         7.0       --           --          --            --         --             7.0
Group contribution (Note 23)          --            --         --          (5.1)        --            --         --           (5.1)
Net (loss)/profit for the year        --            --         --           --         (14.9)         --          2.5        (12.4)
Translation adjustment                --            --         --           --          --           (30.9)      --          (30.9)
Dividends to minority                 --            --         --           --          --            --        (1.5)         (1.5)
Balance, December 31, 2002         2,880,000       288.0        0.0         33.1      (134.7)        (55.9)      11.0         141.5
Shares issued                         50,000         5.0       35.0         --          --            --         --            40.0
Group contribution (Note 23)          --            --         --            5.1        --            --         --             5.1
Transaction under common control
(Note 1)                              --            --         --          (9.0)        --            --         --           (9.0)
Net (loss)/profit for the year        --            --         --           --         (64.8)         --          1.4        (63.4)
Translation adjustment                --            --         --           --          --            14.3      (1.2)          13.1
Dividends to minority                 --            --         --           --          --            --        (1.3)         (1.3)
Balance, December 31, 2003         2,930,000       293.0       35.0         29.2      (199.5)        (41.6)       9.9         126.0
Effect of adopting IFRS 3
Business Combinations (Note 2)       --             --         --           --           14.1         --         --            14.1
Capital decrease                 (2,220,340)     (222.0)       --           --          222.0         --         --            --
Group contribution (Note 23)         --             --         --            7.5         --           --         --             7.5
Net (loss)/profit for the year       --             --         --           --         (20.5)         --          1.7        (18.8)
Translation adjustment               --             --         --           --          --            (1.5)     (1.3)         (2.8)
Dividends to minority                --             --         --           --          --            --        (1.1)         (1.1)
Balance, December 31, 2004          709,660  (euro) 71.0 (euro) 35.0 (euro) 36.7  (euro) 16.1 (euro) (43.1) (euro) 9.2 (euro) 124.9



(1) Comparative figures have been adjusted for the retrospective application of IAS 16 (revised).

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     Dynea International Oy and Subsidiaries
                        Consolidated Cash Flow Statement
                        (all amounts in (euro) millions)


                                                                              Year Ended     Year Ended     Year Ended
                                                                             December 31,   December 31,     December
                                                                     Notes       2004           2003         31, 2002
                                                                     ------- -------------- -------------- -------------

Cash generated from operations                                       24        (euro) 56.3    (euro) 63.1    (euro) 86.0
                                                                              ------------           ----           ----

      Interest received                                                                0.5            0.7            0.7
      Interest paid                                                                 (45.0)         (48.2)         (64.9)
      Other financial income and expense                                               2.2           21.4            2.4
      Dividends from associates                                                        6.2            9.0            1.3
      Income taxes paid                                                              (4.7)          (8.8)         (10.6)
                                                                                     -----          -----         ------

      Net cash provided by operating activities                                       15.5           37.2           14.9
                                                                                      ----           ----           ----

Investing activities
      Acquisition of subsidiaries and associates, net of cash
      acquired (euro)0.0, (euro)1.2 and (euro)0.1
      million in 2004, 2003 and 2002                                 1               (1.9)         (36.2)          (1.1)
      Disposal of businesses, net of cash disposed
      (euro)1.7 in 2003                                              21              (2.8)           73.9             --
      Purchase of property, plant, and equipment and intangibles     5,6            (22.3)         (29.3)         (25.0)
      Proceeds from sales of property, plant, and equipment and
      intangibles                                                    5,6               2.6            2.7            1.0

      Cash (used in)/provided by investing activities                               (24.4)           11.1         (25.1)
                                                                                    ------           ----         ------

Financing activities
      Issuance of share capital/capital contributions                12, 23            7.5           40.0           15.2
      Dividends to minority shareholders                                             (1.1)          (1.3)          (1.1)
      Net proceeds/(repayments) from long-term borrowings            13               16.8         (71.0)         (13.1)
      Payments on short-term borrowings                              13              (7.4)         (24.1)         (18.7)

      Cash provided by/(used in) financing activities                                 15.8         (56.4)         (17.7)
                                                                                      ----         ------         ------

      Increase (decrease) in cash and cash equivalents                                 6.9          (8.1)         (27.9)
      Effects of exchange rate changes                                               (0.5)          (2.6)            0.3
      Cash and cash equivalents--beginning balance                                    21.2           31.9           59.5
                                                                                      ----           ----           ----
      Cash and cash equivalents--ending balance                                (euro) 27.6    (euro) 21.2    (euro) 31.9
                                                                               ============   ===========    ===========



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                     Dynea International Oy and Subsidiaries
             Notes to Consolidated Financial Statements (continued)
            (all amounts in (euro) millions unless otherwise stated)


1. Description of business

Formation
Dynea International Oy (the "Company"), formerly Neste Chemicals International Oy, is a limited liability company, domiciled in Helsinki, Finland, founded on June 30, 2000, and registered with the Finnish Trade Register on July 3, 2000, in connection with the acquisition of Dyno ASA ("Dyno"). Prior to June 30, 2000, the operations of Dynea International were conducted by Dynea Chemicals Oy. Both entities are wholly owned subsidiaries of Dynea Oy ("Dynea"), formerly Nordkemi Oy, a company controlled by Industri Kapital AB. The Company's address is Siltasaarenkatu 18-20, 00530, Helsinki, Finland, and our telephone number is + 358 10 585 2000.

Dynea International Oy represents the successor entity created from the acquisition of Neste Chemicals on November 30, 1999 and the acquisition of Dyno ASA on August 8, 2000. Dynea International Oy had no operations until November 30, 1999 when we acquired the Neste Chemicals chemicals businesses from Fortum Oy, the Finnish state oil and gas company. "Neste" represents the predecessor combined specialty chemicals businesses carved-out from Fortum Oy.

Dynea International is in the business of developing, manufacturing, marketing, and selling industrial adhesion and surfacing solutions with a product portfolio of adhesive resins and binders, and paper overlays, and operates primarily in Europe, North and South America, and Asia/Pacific regions.

Acquisitions

Chemitec
--------
Effective January 1, 2003 Dynea International acquired from its parent company Dynea the Chemitec companies Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of (euro)36.2 million. The acquisition was accounted for as a transaction between parties under common control, resulting in similar treatment to a pooling of interests. The value of net identifiable assets of the companies was (euro)45.2 million at the date of acquisition. The resulting difference of (euro)9.0 million was recorded as an adjustment to equity.

The gross amount of excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost of (euro)16.0 was recognized. The cumulative amount of excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost recognized amounted to (euro)14.1 million at December 31, 2003. In January 1, 2004, Dynea International early adopted the IFRS 3 Business Combinations resulting in derecognizing of negative goodwill with a corresponding adjustment to the opening balance of retained earnings.

A summary of the net identifiable assets purchased are as follows:

       Property, plant and equipment                            (euro) 40.1
       Other assets less liabilities                                    5.1
                                                                        ---
  Net Identifiable Assets                                              45.2
  Purchase price                                                       36.2
                                                                       ----
  Difference taken to shareholders' equity                     (euro) (9.0)
                                                               ============

2. Summary of significant accounting policies

Basis of presentation
The consolidated financial statements are prepared in accordance with and comply with International Financial Reporting Standards ("IFRS") and are prepared under the historical cost convention except as discussed in the accounting policies below, for example trading and available-for-sale investments and derivative financial instruments are shown at fair value.

Adoption of revised standards
In 2004, Dynea International adopted the IFRS below, which are relevant to its operations. The 2003 accounts have been amended as required, in accordance with the relevant requirements. All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards.

IAS 1 (revised 2003) Presentation of Financial Statements
IAS 2 (revised 2003) Inventories
IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003) Events after the Balance Sheet Date
IAS 16 (revised 2003) Property, Plant and Equipment
IAS 17 (revised 2003) Leases
IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003) Related Party Disclosures
IAS 27 (revised 2003) Consolidated and Separate Financial Statements
IAS 28 (revised 2003) Investments in Associates
IAS 31 (revised 2003) Interest in Joint Ventures
IAS 32 (revised 2003) Financial Instruments: Disclosure and Presentation
IAS 39 (revised 2003 and 2004) Financial Instruments: Recognition and
Measurement
IFRS 2 (issued 2004) Share-based Payment
IFRS 3 (issued 2004) Business Combinations
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets
IFRS 5 (issued 2004) Non-current Assets Held for Sale and Discontinued
Operations

The early adoption of IAS 1, 2, 8, 10, 17, 24, 27, 28, 31 and 32 (all revised
2003) did not result in substantial changes to the Dynea International's accounting policies. In summary:

     o IAS 1 (revised 2003) has affected the presentation of minority interest and other disclosures.

     o IAS 2, 8, 10, 17, 27, 28, 31, 32 and 39 had no material effect on the Company's policies.

     o IAS 24 (revised 2003) has affected the identification of related parties and some other related-party disclosures.

         The early adoption of IAS 16 (revised) resulted in a change in the accounting policies for capitalizing major overhaul costs. Previously major overhaul costs were recognized as an expense as incurred. The IAS 16 (revised) requires that Dynea International capitalizes overhaul expenses as a component of asset. The adoption IAS 16 (revised) resulted in the following changes:

                                                                Year Ended         Year Ended       Year Ended
                                                               December 31,       December 31,     December 31,
                                                                   2004               2003             2002
                                                             -----------------------------------------------------
 Increase (decrease) in share of income in associates          (euro) 2.0        (euro) (1.6)      (euro) 0.6
    and joint ventures
    Increase (decrease) in income tax benefit/(expense)              (0.7)               0.5             (0.2)
                                                                  --------            ------             -----
    (Increase) decrease in loss for the year                          1.3               (1.1)             0.4
                                                                     ====             ======            =====

    Increase in investments in associates and joint
    ventures                                                           3.5               1.5              3.1
    Increase in accumulated profit/(loss)                              2.3               1.0              2.1
    Increase (decrease) in deferred tax liabililities                  1.2               0.5              1.0

         The early adoption of IAS 21 (revised in 2003) resulted in a change in the accounting policy on the translation of goodwill and fair value adjustments arising from the acquisition of foreign entities. Goodwill and fair value adjustments on acquisitions occurring on or after January 1, 2004 are translated at the exchange rate at each balance sheet date instead of the exchange rate at the date of acquisition applied previously.

         IFRS 2 (issued 2004) will affect the accounting for share-based compensation, but the Company did not in 2004 have any such arrangements.

         The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised
2004) resulted in a change in the accounting policy for goodwill. Until 31 December 2003, goodwill was:

     o Amortized on a straight line basis over its estimated useful life, not to exceed 20 years; and

     o    Assessed for an indication of impairment at each balance sheet date.

     In   accordance with the provisions of IFRS 3, IAS 36 and IAS 38:

     o    Dynea International ceased its annual goodwill amortization of
          (euro)11.1 million from 1 January 2004 and derecognized its negative goodwill of (euro)14.1 million with a corresponding adjustment to opening balance of retained earnings;

     o From the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

     o The Group reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

Use of estimates--The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses in the reporting period. Actual results may differ from the estimates used in the financial statements. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Consolidation--The consolidated financial statements include the accounts of Dynea International Oy and all subsidiaries in which Dynea International, directly or indirectly, has an interest of greater than one half of the voting rights or otherwise has power to exercise control over the operations. The purchase method of business combinations, in accordance with IFRS 3 (issued
2004), is used for acquisitions. Subsidiaries are consolidated from the date on which effective control is transferred to Dynea International and are no longer consolidated from the date of disposal. In determining whether consolidation is appropriate for non-wholly-owned subsidiaries, consideration is given to the rights the minority shareholders hold.

All significant inter-company items and transactions have been eliminated in consolidation. Where necessary, accounting policies for subsidiaries and acquired businesses have been changed to ensure consistency with the policies adopted by Dynea International.

Subsidiaries, which have been acquired with the exclusive intent to be sold within the subsequent one-year period have not been consolidated, but have been treated as assets held for sale in accordance with IFRS 5.

A listing of Dynea International's principal subsidiaries is set out in Note 25

Minority interest represents the minority shareholders' proportionate share in the equity or income of Dynea International's majority-owned subsidiaries:
Beijing Dynea Chemical Industry Co. Ltd., PT Dynea Mugi Indonesia, PT Dynea Indria, Dynea (Thailand) Co. Ltd., Dynea Krabi Co Ltd. and Dynea Malaysia SDN BHD.

Related party transactions are discussed in Note 23.

Foreign currencies--Assets and liabilities of foreign subsidiaries are translated at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated using the average rates of exchange prevailing during the period. Exchange differences arising from the retranslation of the net investment in foreign subsidiaries and associated undertakings and of financial instruments, which are designated as and are hedges of such investments, are taken to shareholders' equity. On disposal of the foreign entity, the cumulative amount of the translation difference is recognized as income or expense as part of the gain or loss on sale.

As Dynea International applied the revised IAS 21 as of January 1, 2004 goodwill and fair value adjustments arising on the acquisition of a foreign entity after January 1, 2004 are treated as assets and liabilities of the foreign entity and translated at the closing rate. Goodwill and fair value adjustments that arose on the acquisition of a foreign entity before the application of revised IAS 21 are treated as non-monetary assets and liabilities of Dynea International and are translated at the exchange rate at the date of acquisition.

The local currency financial statements of foreign entities operating in hyper-inflationary economies are restated using appropriate indices to current values at the balance sheet date before translation into Dynea International's reporting currency, in accordance with IAS 29.

Gains and losses on all other foreign currency transactions are included in finance costs in the Income Statement.

Property, plant and equipment--Property, plant and equipment have been stated at their fair value at the date of acquisition, and at December 31, 2004 and 2003 have been adjusted for accumulated depreciation. The cost of additions, improvements, and interest on construction are capitalized. Subsequent costs, including major maintenance costs, are capitalized only when the recognition criteria are satisfied. All other repairs and maintenance are charged to expense when incurred.

Upon sale, retirement, abandonment or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in income.

Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful life as follows:

         Buildings ................................     20 to 40 years
         Plant and machinery ......................     5 to 25 years
         Other tangible assets ....................     5 to 20 years

Capitalized interest--Interest is capitalized on major capital expenditures during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset.

Intangible assets--Goodwill represents the excess of the cost of an acquisition over the fair value of Dynea International's share of the identifiable net assets of the acquired subsidiary or associated undertaking at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill resulted from the foreign subsidiaries acquired before adopting IFRS 3 Business Combinations at January 1, 2004, is translated by the historical rates. Goodwill resulted from the foreign subsidiaries acquired after adopting IFRS 3 Business Combinations at January 1, 2004, is translated by the closing rates.

Other intangible assets have been stated at their fair value at the date of acquisition or represent costs incurred on development projects to the extent that such expenditures are expected to generate future economic benefits. Software costs are amortized over a useful life of 3 to 5 years. Other intangible assets, primarily patents, are amortized using the straight-line method over their useful lives, generally six years, and at December 31, 2004 and 2003, have been adjusted for accumulated amortization. Amortization expense is included in depreciation and amortization in the Income Statement.

Impairment--Dynea International assesses annually whether an indicator of impairment exists for both tangible and intangible assets, including goodwill. If an impairment indicator is present, Dynea International estimates the recoverable amount of the asset as the higher of the asset's net selling price or its value in use. Value in use is calculated based upon a discounted cash flow analysis. The carrying value of a long-lived asset is considered impaired when the recoverable amount from such asset is less than its carrying value. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the recoverable amount.

Computer software development costs--Generally, costs associated with developing computer software programs are recognized as an expense as incurred. However, costs that are clearly associated with an identifiable and unique product that will be controlled by Dynea International and has a probable benefit exceeding the cost beyond one year are recognized as assets. Associated costs include staff costs of the development team and all directly attributable costs necessary to create and produce the asset.

Expenditures that enhance and extend the benefits of computer software programs beyond their original specifications and lives are recognized as capital improvements and are added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over the useful lives, not to exceed a period of five years.

Research and development--Research and development costs are expensed as incurred other than those incurred on certain development projects that are capitalized as intangible assets to the extent that such expenditures are expected to have future benefits. However, development costs initially recognized as expense are not recognized as assets in subsequent periods. Dynea International expensed research and development costs of (euro)20.2 million,
(euro)20.0 million and (euro)17.6 million for the years ended December 31, 2004, 2003 and 2002. Capitalized development costs were immaterial for all periods presented.

Inventories--Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using the first in first out method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads, but excludes interest expense. Net realizable value is the estimate of the selling price in the ordinary course of business, less the costs to complete and sell the asset.

Accounts receivable--Accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based upon a review of all outstanding amounts at the period-end. Bad debts are written off during the year in which they are identified.

Financial instruments-- Dynea International's financial instruments include cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. All purchases and sales of financial assets are recognised using settlement date accounting.

Dynea International enters into derivative financial instruments such as forward foreign exchange contracts to hedge its exposure against foreign currency fluctuations. Unrealized foreign exchange gains and losses on forward contracts are calculated by valuing the forward contract with the forward exchange rate prevailing on the balance sheet date and comparing that with the original amount calculated by using the forward rate prevailing at the inception of the contract. All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings. The foreign exchange forwards are entered into in order to hedge Dynea International against foreign exchange rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the foreign exchange forward contracts.

Dynea International enters into derivative financial instruments such as interest rate swaps, and futures contracts to hedge its exposure to interest rate risks. Interest receivable and payable under interest rate swaps is accrued and recorded as an adjustment to the interest income or expense related to the designated liability. Dynea International records the changes in fair values of the interest rate swaps, and futures in the income statement. Further disclosures about financial instruments to which Dynea International is a party are provided in Note 11. The interest rate swaps and futures are entered into in order to hedge against interest rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the interest rate swap, and futures contracts.

Dynea International enters into derivative financial instruments such as commodity swap contracts in order to hedge its exposure against raw material price fluctuations. Unrealized gains and losses on commodity swaps are calculated by valuing the contracts with quoted market prices prevailing on the balance sheet date and comparing that with the original amount calculated by using the market price at the inception of the contract. All commodity derivative contracts are marked-to-market at each balance sheet date through current period earnings. The commodity derivative contracts are entered into in order to hedge Dynea International against raw material price movements, however, hedge accounting, as defined in IAS 39, is not applied to the commodity derivatives contracts.

Investments in associates and joint ventures--Investments in associated undertakings and joint ventures are accounted for by the equity method of accounting. Associates are undertakings over which Dynea International controls between 20% and 50% of the voting rights, and over which Dynea International has the ability to exercise significant influence, but which it does not control. Joint ventures are entities that Dynea International jointly controls with one or more other parties under a contractual arrangement.

Equity accounting involves recognizing in the income statement, Dynea International's share of the associates' and joint ventures' profit and loss for the year. Dynea International's interest in the associate or joint venture is carried in the balance sheet at an amount that reflects its share of the net assets of the associate or joint venture and includes goodwill on acquisition.

Accounting for leases--Leases of property, plant and equipment where a significant portion of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Leases of property, plant and equipment where Dynea International assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments, and are immaterial for all periods presented.

Cash and cash equivalents--Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less at the date of acquisition. Cash equivalents also include restricted cash. The statement of cash flows was prepared in accordance with IAS 7.

Share capital--Ordinary shares are classified as equity. Issued but not fully paid capital represents shares, which have been issued to the shareholder but were not paid for at the balance sheet date. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Dividends-- Dividends on ordinary shares are recognized in equity in the period, in which they are declared and approved by the Board of Directors and the shareholders. Dividends are declared and paid in euros.

Borrowings--Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognized in the income statement over the period of the borrowings.

Interest expenses are accrued for and recorded in the income statement for each period.

Income taxes--Income tax expense/benefit includes Finnish and other national income taxes. Dynea International intends to reinvest the earnings of its foreign subsidiaries into those businesses. Accordingly, no provision has been made for taxes, which would be payable if such earnings were distributed to Dynea International.

Deferred income taxes are determined under the liability method. Deferred income taxes represent liabilities to be paid or assets to be received in the future and reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred income tax.

Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee benefits--For defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans periodically. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses in excess of the "10% corridor" are spread as a level amount over the average remaining service lives of the employees.

Dynea International's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

Provisions--Provisions are recognized when Dynea International has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

A provision for restructuring is recognized in the period in which Dynea International becomes legally or constructively committed to the payment. The costs included in a provision for restructuring are only those costs that are either incremental and incurred as a direct result of the exit plan or are the result of a continuing contractual obligation with no continuing economic benefit or a penalty incurred to cancel the contractual obligation.

Government grants--Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected life of the related asset.

Revenue recognition--Sales are recorded on shipment of product and customer acceptance, or performance of services, net of sales taxes and certain other sales related expenses and after the elimination of sales within Dynea International. Revenues from licensing agreements are recognized on an accrual basis in accordance with the substance of the relevant agreement and are classified as other operating income on the Income Statement.

Shipping and handling costs--Shipping and handling fees are charged to customers and are included in total sales. Costs incurred for shipping and handling are classified in other operating expenses in the income statement.

3. Critical accounting estimates and judgments

The preparation of Dynea International's financial statements requires its management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the management evaluates its estimates, including those related to impairments, pensions, income taxes, restructuring, bad debts, contingencies and litigation. The management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Dynea International considers the following policies to be the most critical in understanding the judgments that are involved in preparing its financial statements and the uncertainties that could impact the results of operations, financial conditions and cash flows.

Impairment of long-lived assets and goodwill--Dynea International reviews the carrying amounts of long-lived assets at the balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Dynea International assesses the impairment of goodwill annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Examples of indicators, which could trigger an impairment review, include the following:

     o significant under performance relative to expected historical or projected future operating results;

     o significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and

     o    significant negative industry or economic trends.

When the carrying value of long-lived assets and goodwill may not be recoverable based upon the existence of one or more indicators of impairment, Dynea International measures any impairment based on a projected discounted cash flow method using a discount rate determined by its management to be commensurate with current market assessments of the time value of money and the risks specific to the asset. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as assumptions and estimates used to determine the cash inflows and outflows. Those assumptions are described in Note 6. Based on such reviews there is no need for impairment charges other than presented in the financial statements. However, there can be no assurance that the change in the factors listed above may not cause material impairment charges in the future.

Pensions--The determination of Dynea International's obligation and expense for pension and other post-retirement benefits is dependent on its selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 15 to the consolidated financial statements and include, among others, the discount rate and expected long-term rate of return on plan assets. In accordance with IFRS, actual results that differ from our assumptions are accumulated and amortized over future periods if they are over 10% of the greater of defined benefit obligation or fair value of plan assets at beginning of year and therefore generally affect Dynea International's recognized expense and recorded obligation in such future periods. While Dynea International believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect its pension and other post-retirement obligations and its future expense.

Deferred taxes--Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Should the actual results differ from these estimates, revisions to the deferred tax assets would be required.

4. Segment information

Dynea International's reportable segments are strategic business units that offer different products and services for which internal financial information is prepared. For the year ended December 31, 2004, Dynea International had the following business segments:


o Panel Board Resins - producer of various mainly formaldehyde-based resins that are used in manufacture of particleboard, plywood, MDF and OSB.

o Industrial and Surfacing - includes the industrial resins, wood and specialty adhesives, and paper overlays product lines.

o Other - These operations mainly consist of operations that do not meet the quantitative thresholds for separate reporting and primarily represents corporate expenses.

Activities are primarily conducted in North America, Europe and Asia.

Additionally, for the year ended December 31, 2002 Dynea International Oy also had the following business segment:

o Oil Field Chemicals- producer of specialty oil field chemicals used to facilitate oil production and transportation (sold during 2003).

Operating profit/loss is used as the measurement of segment results. The eliminations column represents eliminations of inter-company sales, expenses, receivables and payables and the unallocated column represents corporate items not allocated to the segments. Dynea International's operations are global.

Business Segments

                                       Panel
                                       Board        Industrial &     Oil Field
                                      Resins         Surfacing       Chemicals(4)    Other   Unallocated  Eliminations    Total
                                    ------------------------------------------------------------------------------------------------
Year Ended December 31, 2004

Sales                              (euro) 540.0   (euro) 497.6      (euro)  --  (euro) 27.4    (euro) --    (euro) -- (euro) 1,065.0

Inter-segment sales                         6.8            2.9              --           --           --        (9.7)
Other operating income                      1.7            3.3              --          6.9           --                        11.9
Net operating expenses                  (514.2)        (458.7)              --       (46.1)           --          9.7      (1,009.3)
Depreciation and amortization(1)         (17.3)         (18.6)              --        (3.2)           --           --         (39.1)
Profit on sale of operations                 --             --           (1.9)           --           --           --          (1.9)
Impairment write-downs                    (0.2)             --              --        (7.9)           --           --          (8.1)
                                          -----            ---          ------         ----          ---          ---       --------
   Operating profit/(loss)                 16.8           26.5           (1.9)       (22.9)           --           --           18.5
Financial expense                                                                                                             (53.4)
Share of in come in associates
    and joint ventures                      3.2            1.4              --         11.1           --            --          15.7
                                                                                                                            --------
     Loss before taxes                                                                                                        (19.2)
Income tax benefit                                                                                                               0.4
                                                                                                                            --------
     Loss for the period                                                                                               (euro) (18.8)
                                                                                                                            --------
Segment assets(2)                         281.4          288.4              --          9.3         45.9        (3.3)          621.7
Segment goodwill                           44.6          144.0              --           --           --           --          188.6
Investments in associates and
joint  ventures                            12.9            4.4              --         38.6           --           --           55.9
                                         ------        -------           -----         ----       ------          ---        -------
     Total assets                         338.9          436.8              --         47.9         45.9        (3.3)   (euro) 866.2
Total liabilities(2)                     (81.2)         (73.3)              --       (14.3)      (575.8)          3.3        (741.3)

Capital expenditures(3)                    11.2           10.9              --          0.2           --           --           22.3


                                       Panel
                                       Board        Industrial &     Oil Field
                                      Resins         Surfacing       Chemicals(4)    Other   Unallocated  Eliminations       Total
                                    ------------------------------------------------------------------------------------------------
Year Ended December 31, 2003(5)

Sales                              (euro) 489.3   (euro) 461.5       (euro) --  (euro) 28.2    (euro) --     (euro) --  (euro) 979.0
Inter-segment sales                         5.4            1.5              --           --           --         (6.9)
Other operating income                      3.0            3.8              --          5.5           --            --          12.3
Net operating expenses                  (462.4)        (436.1)              --       (44.5)           --           6.9       (936.1)
Depreciation and amortization(1)         (17.4)         (18.8)              --        (3.4)           --            --        (39.6)
Goodwill amortization                     (2.7)          (8.4)              --           --           --            --        (11.1)
Profit on sale of operations                 --             --             1.4           --           --            --           1.4
Impairment write-downs                    (4.4)             --              --           --           --            --         (4.4)
                                          -----            ---             ---          ---          ---           ---         -----
   Operating profit/(loss)                 10.8            3.5             1.4       (14.2)           --            --           1.5
Financial expense                                                                                     --            --        (59.2)
Share of income in associates
    and joint ventures(5)                   2.8            1.0                         9.3                                      13.1
                                                                                                                         -----------
     Loss before taxes                                                                                                         44.6)
Income tax expense                                                                                                            (18.8)
                                                                                                                         -----------
     Loss for the period                                                                                               (euro) (63.4)
                                                                                                                         -----------
Segment assets(2)                         280.0          287.3              --         21.1         36.2         (2.3)         622.3
Segment goodwill                           44.6          129.9              --           --           --            --         174.5
Investments in associates and               9.0            3.3              --         32.4           --            --          44.7
joint ventures(5)                        ------        -------           -----        -----        -----        ------   -----------
     Total assets                         333.6          420.5              --         53.5         36.2         (2.3)  (euro) 841.5
Total liabilities(2), (5)                (69.0)         (64.8)              --       (20.3)      (563.7)           2.3       (715.5)

Capital expenditures(3)                    18.9           10.1              --          0.3           --            --          29.3

1 Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets excluding goodwill.
2 Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14.
3 Capital expenditures exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.
4    Oil Field Chemicals business segment was sold in January 2003 (Note 21).
5    Figures were adjusted to early adoption of IAS 16 (revised).


                                       Panel
                                       Board        Industrial &     Oil Field
                                      Resins         Surfacing       Chemicals(4)    Other   Unallocated  Eliminations    Total
                                    ------------------------------------------------------------------------------------------------
Year Ended December 31, 2002(5)
Sales                              (euro) 468.0   (euro) 389.5     (euro) 71.2  (euro) 27.1    (euro) --     (euro) --  (euro) 955.8
Inter-segment sales                         8.6            0.8              --           --           --          (9.4)
Other operating income                      2.9            5.7             0.2          5.0           --            --         13.8
Net operating expenses                  (431.9)        (359.2)          (65.3)       (40.1)           --           9.4       (887.1)
Depreciation and amortization(1)         (17.6)         (17.4)           (1.1)        (3.1)           --            --        (39.2)
Goodwill amortization                     (2.7)          (9.2)           (2.7)           --           --            --        (14.6)
                                          -----          -----           -----          ---          ---           ---         -----
   Operating profit/(loss)                 27.3           10.2             2.3       (11.1)           --            --         28.7

Financial expense                                                                                                             (50.0)
Share of income in associates and joint
    ventures(5)                             1.4            0.7             0.0          1.8           --            --           3.9
                                                                                                                           ---------
     Loss before taxes                                                                                                        (17.4)
Income tax benefit                                                                                                               5.0
                                                                                                                           ---------
     Loss for the period                                                                                                (euro)(12.4)
                                                                                                                           =========

Segment assets(2)                         305.0          269.6            29.7         23.1         62.2         (6.0)         683.6
Segment goodwill                           47.3          153.2            47.3           --           --            --         247.8
Investments in associates and joint         7.3            2.7             0.2         30.6           --            --          40.8
 ventures(5)                              -----          -----           -----        -----          ---            --     ---------

     Total assets                         359.6          425.5            77.2         53.7         62.2         (6.0)  (euro) 972.2
Total liabilities(2), (5)                (76.1)         (49.4)           (7.8)       (24.9)      (678.5)           6.0       (830.7)

Capital expenditures(3)                    18.1            6.4             0.4          0.1           --            --          25.0

1 Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets excluding goodwill.
2 Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14.
3 Capital expenditures exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.
4    Oil Field Chemicals business segment was sold in January 2003 (Note 21).
5    Figures were adjusted to early adoption of IAS 16 (revised).

Geographic segments

The following table presents external sales by country based on the location of customers:

                           Year Ended         Year Ended         Year Ended
                          December 31,       December 31,       December 31,
                              2004               2003               2002
                        ------------------ ------------------ ------------------
Europe                    (euro) 489.7        (euro) 455.7       (euro) 413.3
Americas                         421.1               385.8              378.9
Asia                             118.7               102.9              127.5
Oceania                           30.7                30.1               29.2
Other                              4.8                 4.5                6.9
                                 -----               -----              -----
Total sales             (euro) 1,065.0        (euro) 979.0      (euro) 955.8
                        ==============        ============       ============

The composition of total segment assets analyzed below is based on the location of the assets:

                        December 31, 2004  December 31, 2003
                        ------------------ ------------------
Europe                    (euro) 355.5        (euro) 342.4
Americas                         201.3               200.1
Asia                              63.2                61.5
Oceania                           26.1                26.5
                                 -----               -----
Total segment assets             646.1               630.5
Unallocated assets               220.1               211.0
                                 -----               -----
Total assets              (euro) 866.2        (euro) 841.5
                         =============        ============

Comparison figures were adjusted to early adoption of IAS 16 (revised).


Expenditures for long-lived assets analyzed below are based on the location of the assets and excludes investment in affiliates and payments for long-lived assets acquired as part of a business acquisition:

                        December 31, 2004  December 31, 2003  December 31, 2002
                        ------------------ ------------------ ------------------
Europe                     (euro) 11.3         (euro) 12.3         (euro) 7.5
Americas                           7.1                11.5               11.0
Asia                               3.4                 5.2                6.1
Oceania                            0.5                 0.3                0.3
Other                               --                  --                0.1
                                   ---                 ---                 ---
Total expenditures         (euro) 22.3         (euro) 29.3        (euro) 25.0
                           ===========         ===========         ===========

5.       Property, plant and equipment

Property, plant and equipment, stated at cost less accumulated depreciation, consist of:

                                                                          Other
                                          Land and       Plant and      Tangible    Construction
                                          Buildings      Machinery       Assets      in Progress       Total
                                        -------------- --------------- ------------ -------------- --------------
Cost at December 31, 2003                  (euro)123.3  (euro) 370.9 (euro) 25.2     (euro) 12.9   (euro) 532.3
                                           ============ ============ ===========     ===========       ============
Additions                                          1.0           5.8         1.5            14.0           22.3
Transfers                                          1.9          15.5          --          (17.4)             --
Disposals                                        (0.1)         (1.2)       (0.4)           (0.2)          (1.9)
Write-downs                                      (3.0)         (5.2)                                      (8.2)
Exchange differences                             (1.5)         (7.8)       (0.4)           (0.2)          (9.9)
                                                 -----         -----       -----           -----          -----
Cost at December 31, 2004                  (euro)121.6  (euro) 378.0 (euro) 25.9      (euro) 9.1   (euro) 534.6
                                           ===========  ============ ===========      ==========   ============

Accumulated depreciation,
  at December 31, 2003                     (euro) 19.2   (euro) 89.7 (euro) 12.5      (euro)  --   (euro) 121.4
                                           ===========   =========== ===========       =========   ============
Depreciation expense                               5.7          28.0         3.9              --           37.6
Transfers                                           --            --          --              --             --
Disposals                                           --         (1.0)       (0.4)              --          (1.4)
Exchange differences                                --         (3.3)       (0.2)              --          (3.5)
                                                   ---         -----       -----                          -----
Accumulated depreciation,
  at December 31, 2004                     (euro) 24.9  (euro) 113.4 (euro) 15.8       (euro) --   (euro) 154.1
                                           ===========  ============ ===========       =========   ============

Net book value
December 31, 2003                         (euro) 104.1  (euro) 281.2 (euro) 12.7     (euro) 12.9   (euro) 410.9
December 31, 2004                          (euro) 96.7  (euro) 264.6 (euro) 10.1     (euro)  9.1   (euro) 380.5

                                                                          Other
                                          Land and       Plant and      Tangible    Construction
                                          Buildings      Machinery       Assets      in Progress       Total
                                        -------------- --------------- ------------ -------------- --------------
Cost at December 31, 2002                  (euro)115.8  (euro) 359.2 (euro) 22.3     (euro) 13.5   (euro) 510.8
                                           ===========  ============ ===========     ===========   ============
Subsidiaries acquired                             13.9          20.1         4.8             1.3           40.1
Additions                                          3.6          14.1         2.7             9.3           29.7
Transfers                                          1.1           9.2       (1.7)           (8.6)             --
Disposals                                        (4.7)         (1.8)       (1.6)              --          (8.1)
Write-downs                                         --         (4.4)          --              --          (4.4)
Exchange differences                             (6.4)        (25.5)       (1.3)           (2.6)        (35.8)
                                                 -----        ------        -----          -----        ------
Cost at December 31, 2003                  (euro)123.3  (euro) 370.9 (euro) 25.2     (euro) 12.9   (euro) 532.3
                                           ===========  ============ ===========     ===========   ============

Accumulated depreciation,
  at December 31, 2002                     (euro) 14.5   (euro) 68.6 (euro) 10.4     (euro)   --    (euro) 93.5
                                           ===========   =========== ===========     ===========    ===========
Depreciation expense                               5.9          28.1         3.9              --           37.9
Transfers                                           --           0.1       (0.1)              --             --
Disposals                                        (0.3)         (1.0)       (1.1)              --          (2.4)
Exchange differences                             (0.9)         (6.1)       (0.6)              --          (7.6)
                                                 -----         -----                                      -----
Accumulated depreciation,
  at December 31, 2003                     (euro) 19.2   (euro) 89.7 (euro) 12.5      (euro)  --   (euro) 121.4
                                           ===========   =========== ===========      ==========   ============

Net book value
December 31, 2002                         (euro) 101.3  (euro) 290.6 (euro) 11.9     (euro) 13.5   (euro) 417.3
December 31, 2003                         (euro) 104.1  (euro) 281.2 (euro) 12.7     (euro) 12.9   (euro) 410.9

Capitalized interest was immaterial for all periods presented.

6.       Intangible assets

Intangible assets, stated at cost less
accumulated amortization, consist of:

                                                                  Other
                                                 Computer       Intangible
                                 Goodwill        Software         Assets           Total
                               -------------- --------------- ---------------- -----------

Cost at December 31, 2003        (euro) 219.4   (euro) 6.0       (euro) 5.6    (euro) 231.0
                                 ============  ===========      ===========    ============
Effect of adopting IFRS 3
  business combinations                  14.9           --               --            14.9
Additions                                  --          0.0              0.0             0.0
Disposals                                  --           --               --              --
Exchange differences                    (1.1)           --              0.0           (1.1)
                                        -----        -----            -----           -----
Cost at December 31, 2004        (euro) 233.2   (euro) 6.0       (euro) 5.6    (euro) 244.8
                                 ============  ===========      ===========    ============

Accumulated amortization,
  at December 31, 2003            (euro) 44.9   (euro) 4.1       (euro) 3.1     (euro) 52.1
                                 ============  ===========      ===========     ===========
Effect of adopting IFRS
  3 business combinations                 0.8           --               --             0.8
Amortization expense                       --          0.9              0.6             1.5
Disposals                                  --           --               --              --
Exchange differences                    (1.1)           --            (0.1)            (1.2)
                                        -----        -----            -----           -----
Accumulated amortization,
  at December 31, 2004            (euro) 44.6   (euro) 5.0       (euro) 3.6     (euro) 53.2
                                 ============  ===========      ===========     ===========

Net book value
December 31, 2003                (euro) 174.5   (euro) 1.9       (euro) 2.5    (euro) 178.9
December 31, 2004                (euro) 188.6   (euro) 1.0       (euro) 2.0    (euro) 191.6


                                                                   Other
                                                 Computer       Intangible
                                 Goodwill        Software         Assets           Total
                               -------------- --------------- ---------------- -----------

Cost at December 31, 2002        (euro) 284.7   (euro) 5.8       (euro) 5.1    (euro) 295.6
                                 ============  ===========      ===========    ============
Subsidiaries acquired                  (15.0)           --              0.2          (14.8)
Additions                                  --          0.2              1.0             1.2
 Disposals                             (47.6)           --            (0.3)          (47.9)
Exchange differences                    (2.7)           --            (0.4)           (3.1)
                                        -----        -----            -----           -----
Cost at December 31, 2003        (euro) 219.4   (euro) 6.0       (euro) 5.6    (euro) 231.0
                                 ============  ===========      ===========    ============

Accumulated amortization,
  at December 31, 2002            (euro) 36.9   (euro) 3.3       (euro) 2.7     (euro) 42.9
                                  ===========  ===========      ===========    ============
Amortization expense                     11.1          0.8              0.9            12.8
Disposals                               (0.5)           --            (0.2)           (0.7)
Exchange differences                    (2.6)           --            (0.3)           (2.9)
                                        -----           --            -----           -----
Accumulated amortization,
  at December 31, 2003            (euro) 44.9   (euro) 4.1       (euro) 3.1     (euro) 52.1
                                  ===========  ===========      ===========     ===========

Net book value
December 31, 2002                (euro) 247.8   (euro) 2.5       (euro) 2.4    (euro) 252.7
December 31, 2003                (euro) 174.5   (euro) 1.9       (euro) 2.5    (euro) 178.9

In accordance with IFRS 3 Dynea International has ceased to amortize its goodwill amortization as of January 1, 2004. Other intangible assets principally represent patents and have been valued based upon management calculations and analyses.

Impairment test for goodwill
Goodwill is allocated to Dynea International's cash-generating units (CGUs). By business segments, which consist of CGUs, the goodwill is allocated in the following way:
                                      December 31, 2004      December 31, 2003
                                   --------------------- ----------------------
   Panel Board Resins                      (euro) 44.6            (euro) 44.6
   Industrial and Surfacing                      144.0                  129.9
                                                 -----                  -----
   Total                                  (euro) 188.6           (euro) 174.5
                                          ============           ============

The recoverable amount of CGUs is based on value-in-use calculations. These calculations use cash flow projections based on financial plans approved by the Board of Directors of Dynea International covering a three-year period. Cash flows beyond the three-year period until 2009 are projected to be stable. Cash flows beyond 2009 are incorporated to terminal value, which is calculated as seven times EBITDA in year 2009. Cash flows and terminal value are discounted using a 7% discount rate to December 31, 2004.

These assumptions have been used for the analysis of each CGU within the business segments, Panel Board Resins and Industrial and Surfacing. Management has determined the budgeted EBITDA and volume growth rates based on past performance and expectations for market development. The discount rates used are pre-tax and reflect specific risks relating to the relevant segment (Chemical industry). As the recoverable amounts of CGUs exceeded their carrying amounts no impairment charge for goodwill was recognized.

7.       Investments in associates and joint ventures

                                                 December 31,      December 31, 2003
                                                         2004
                                              ---------------------------------------
   Associates:
   Opening net book amount                          (euro) 2.5            (euro) 2.8
   Sale of shares                                           --                  (0.2)
   Exchange differences                                  (0.1)                  (0.1)
   Share of results of associates                         0.3
                                                                                 0.2
   Distribution of profits                               (0.1)                 (0.2)
   Closing net book amount                                 2.6                   2.5
                                                           ---                   ---

   Joint Ventures:
   Opening net book amount (1)                            42.2                  38.0
   Purchase of shares                                      1.9                    --
   Exchange differences                                  (0.1)                   0.2
   Share of results of joint ventures(1)                  15.4                  12.9
   Distributions of profits                              (6.1)                 (8.9)
   Closing net book amount                                53.3                  42.2
                                                      --------                ------

   Total                                           (euro) 55.9           (euro) 44.7
                                                   ===========           ===========

   1)Comparison figures were adjusted to early adoption of IAS 16
     (revised).

The principal joint venture is:

                                Country of                                                         Profit/       % Interest held
                              Incorporation        Assets          Revenues      Liabilities       (Loss)
                             -----------------------------------------------------------------------------------------------------
Joint Venture:
Methanor V.O.F.                Netherlands
Year ended December 31, 2004                   (euro)105.7       (euro)186.2     (euro)29.6        (euro) 27.7             40
Year ended December 31, 2003(1)                 (euro)82.0       (euro)207.7     (euro)21.7        (euro) 24.6             40

  1) Comparison figures were adjusted to early adoption of IAS 16 (revised).

8.       Inventories

                                     December 31, 2004     December 31, 2003
                                  -------------------------------------------
Inventories consist of:

Raw material                               (euro) 45.8            (euro) 38.8
Work in progress                                   1.1                    0.5
Finished goods                                    24.6                   22.2
                                               -------                -------
Total                                             71.5                   61.5
Obsolescence provision (Note 10)                 (1.3)                  (2.3)
                                               -------               --------
Total                                      (euro) 70.2            (euro) 59.2
                                           ===========            ===========


9.       Accounts receivable

Accounts receivable consist of:

                                                                  December 31, 2004      December 31, 2003
                                                               --------------------- ----------------------
  Trade receivables (net of allowances for doubtful accounts
  of (euro)4.4 and (euro)5.8, respectively, Note 10)                   (euro) 101.4            (euro) 88.9
  Related party receivable (Note 23)                                           11.6                    5.4
  Prepayments                                                                   0.6                    3.1
  Fair value of foreign exchange forward contracts                              0.1                    1.4
  Fair value of interest rate swaps and futures contracts                       0.5                     --
  Other receivables                                                            16.1                   15.8
                                                                               ----                   ----
  Total                                                                (euro) 130.3           (euro) 114.6
                                                                       ============           ============

10.      Valuation accounts

Provisions from assets to which they apply:

                                               Beginning    Acquired   Charged to             Change in Tax  Discontinued   Ending
                                                Balance    Operations   Expenses   Utilized    Legislation    Operations    Balance
                                               -------------------------------------------------------------------------------------
Year ended December 31, 2003
Allowance for doubtful accounts receivable     (euro) 4.9  (euro) 0.8  (euro) 0.4 (euro) (0.3)          --             -- (euro) 5.8
Obsolescence provision for inventory                 0.7           --         2.0        (0.4)          --             --        2.3
Valuation allowance for deferred tax assets         79.5           --        92.5        (9.6)          --          (2.4)      160.0

Year ended December 31, 2004
Allowance for doubtful accounts receivable    (euro) 5.8           --  (euro) 0.1 (euro) (1.5)          --             -- (euro) 4.4
Obsolescence provision for inventory                 2.3           --         0.5        (1.5)          --             --        1.3
Valuation allowance for deferred tax assets        160.0           --         7.0       (14.7)      (95.0)             --       57.3


11.      Derivatives and financial instruments

Nominal values of derivative financial instruments

                                                                  December 31, 2004    December 31, 2003
                                                                 ----------------------------------------
          Interest rate swaps and futures contracts                    (euro) 117.1          (euro) 83.6
          Foreign exchange forward contracts                                   84.7                110.7
    Maturity of interest rate swap contracts:
          Under 1 year                                                          7.3                 15.8
          2-5 years                                                           109.7                 67.8

Fair values of derivative financial instruments
                                                                                December 31, 2004                  December 31, 2003
                                                                 -------------------------------------------------------------------
                                                                    Positive        Negative            Net               Net
                                                                  fair values      fair values      fair values       Fair values
          Interest rate swaps and futures contracts                  (euro) 0.5   (euro) (0.8)     (euro) (0.3)      (euro) (0.8)
          Foreign exchange forward contracts                                0.1          (0.6)            (0.5)              0.9
    Maturity of interest rate swap contracts:
          Under 1 year                                                      0.0             --            (0.0)             (0.1)
          2-5 years                                                         0.5          (0.8)            (0.3)             (0.7)

Fair values of the interest rate swaps, futures, and foreign exchange forward contracts are recognized in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under Accounts receivable (See Note 9) or Accrued Liabilities (See Note
18) in accordance with IAS 39. Dynea International had no commodity derivatives at December 31, 2004.

Fair value of other financial instruments- The carrying amount and fair value of financial instruments used by Dynea International are as follows:

                                                                      December 31, 2004           December 31, 2003
                                                                  -------------------------------------------------------
                                                                    Carrying        Fair        Carrying        Fair
                                                                     Amount        Value         Amount        Value
                                                                  ------------------------------------------------------
Assets
       Cash and cash equivalents                                   (euro) 27.6   (euro) 27.6   (euro) 21.2   (euro) 21.2
       Accounts and related party receivables                            113.0         113.0          94.3          94.3
       Other receivables                                                  16.7          16.7          17.3          17.3
Liabilities
       Accounts and related party payables                               103.0         103.0          86.4          86.4
       Long-term debt due currently and short-term borrowings             90.9          90.9          75.6          75.6
       Long-term debt                                                    421.2         438.9         414.4         436.3
Other financial instruments
       Financial guarantees and letters of credit                           --           0.2             --           0.2

The following methods and assumptions were used to determine the above fair values:

i) The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and long-term debt due currently and short-term borrowings approximate their fair values because of the short maturity of these instruments.

ii) The fair values of interest rate swaps are based upon valuations provided by the counterparty, which are calculated using a discounted cash flow analysis.

iii) The fair values of foreign exchange forward contracts are calculated using year-end market rates.

iv) The fair values of financial guarantees and letters of credit is based upon fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparts at the reporting date.

v) The fair value of long-term debt is based upon current rates for similar debt arrangements.

vi) No comparable market exists for the related party balances. The carrying value is assumed to approximate fair value. vii) Carrying amount of derivative financial instruments equal fair values. viii) The fair values of futures contracts are based upon valuations provided by the counterparty, which are based on quoted market rates at the balance sheet day.

The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea International's exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.

Hedge of net investment in foreign equity

Dynea International's Canadian dollar borrowing of CAD 33.2 million (part of Term A CAD tranche and part of Term B CAD tranche under the Senior credit agreement) was designated as a hedge of the net investment in its foreign subsidiary in Canada until it was terminated at June 8, 2004. The foreign exchange gain of (euro)0.2 million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognized in shareholder's equity.

Dynea International's U.S. dollar borrowing of $30.5 million (part of Term A USD tranche and part of Term B USD tranche under the Senior credit agreement) was designated as a hedge of the net investment in its foreign subsidiary in the United States until it was terminated at June 8, 2004. The foreign exchange loss of (euro)(0.7) million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognized in shareholders' equity.

Financial risk management

Dynea International has operations in over 20 countries. Approximately 90% of Dynea International's revenues are generated from international customers.

The overall objective of the Group's Treasury is to provide centralized and cost-effective funding to subsidiaries as well as to manage financial risks in order to minimize the negative effects of market fluctuations on Dynea International's net income. The main exposures for Dynea International managed by Group's Treasury are interest rate risk and currency risk. In addition there is a risk of adverse raw material price fluctuations, which is managed by the centralized procurement organization.

Risk management is mainly carried out by a central Treasury operation under policies approved by the Board of Directors. Corporate Treasury identifies, evaluates and hedges financial risks in close co-operation with the business units. Raw material price risk is managed by the Group's centralized procurement organization in close co-operation with the business units.

Interest rate risk--Dynea International is exposed to changes in interest rates. Dynea International's policy is to have a minimum of 30% of its total debt as fixed interest rate debt. This is achieved by swapping floating interest rate debt to fixed interest rate debt using interest rate swap agreements and futures contracts.

Foreign exchange risk--Dynea International is exposed to foreign exchange risk arising mainly from movements in the values of Norwegian kroner, U.S. dollar and Canadian dollar. Subsidiaries are encouraged, but not required, to use forward exchange contracts transacted with Corporate Treasury, to hedge their exposure to foreign currency risk in the local reporting currency. Corporate Treasury hedges the exposures in each currency using external forward exchange contracts. All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings.

Dynea International's policy is to minimize translation risk exposure by funding assets, whenever economically possible, in the same currency. If matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk of the net investment in foreign entities may occur. Dynea International uses long-term liabilities to hedge translation risk.

Concentrations and credit risk--Counterpart risk encompasses issuer risk on settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Dynea International maintains credit policies with regard to its counterparts that management believes significantly minimize overall credit risk. Dynea International does not obtain collateral to support the agreements but monitors the financial viability of counterparts and credit risk is minimal on these transactions. The extent of this exposure varies with the prevailing interest and currency rates and was not material throughout the period. Dynea International does not expect any losses from non-performance by these counterparts and does not have any significant grouping of exposures to financial sector or country risk.

Raw material price risk--Dynea International is exposed to raw material price risk arising mainly from movements in the price of the main raw materials methanol, urea, phenol, and melamine. As the prices Dynea International pays for the raw materials change quarterly or monthly, Dynea International is subject to considerable volatility in the prices it pays for such materials. Prices of methanol and urea are highly volatile, while prices of phenol and melamine are generally slightly less so. The sales prices of Dynea International's products are primarily a function of several items including the prices of the raw materials Dynea International uses to make the products. This connection between the raw material prices and the sales prices gives significant protection against adverse changes in raw material prices. However, Dynea International is not always able to fully pass through to the customers the fluctuations in the prices of raw materials. Centralized procurement organization hedges Dynea International against the raw material price fluctuations through purchasing contracts or commodity derivatives. Commodity derivative contracts are marked-to-market at each balance sheet date through current period earnings.

12.      Share capital

In 2002, additional 70,000 shares at par value of (euro)100 were issued to Dynea. These shares were paid in March 2002 and registered in the Finnish Trade Register on May 8, 2002. In 2003, additional 50,000 shares at par value of
(euro)100 were issued to Dynea. These shares were paid in March 2003 and registered in the Finnish Trade Register on March 3, 2003. Because Dynea International Oy's equity was below 50% of the share capital at December 31, 2003, the annual general meeting of the shareholders determined to lower the share capital of Dynea International by (euro)222,034,000.00 to cover the accumulated losses. The lowering of the share capital took place through the cancellation of the corresponding number of common shares. Therefore the par value of the shares remained the same. The decrease in equity was registered in the Finnish Trade Register on May 7, 2004. Thus total share capital at December 31, 2004 consisted of 709,660 shares at par value of (euro)100.

Dynea International is subject to certain dividend restrictions under their loan and senior note agreements. Dynea International may not pay a dividend if there is a default or potential default of any loan covenant or if there is a due, but unpaid principal amount.

13.      Borrowings

Borrowings consist of the following:

                                                                                Outstanding             Carrying Value
                                                              Nominal        as at 31 December        as at 31 December
                                                           Value Issued      2004            2003     2004           2003
                                                            ---------------------------------------------------------------------
   Senior notes                                            (euro)250.0 (euro)  250.0 (euro)  250.0  (euro) 237.7    (euro) 235.4
   Senior credit agreement                                                     207.6         202.0         202.2           194.7
   Other long-term loans with financial institutions                             5.5           5.0           5.5             5.0
   Short-term borrowings                                                        66.7          54.9          66.7            54.9
                                                                                ----          ----          ----            ----
   Total borrowings                                        (euro) 250.0  (euro)529.8   (euro)511.9   (euro)512.1    (euro) 490.0
                                                                               -----         -----         -----           -----
   Less:  Current portion of long-term loans                                    24.2          20.7          24.2            20.7
   Short-term borrowings                                                        66.7          54.9          66.7            54.9
                                                                               -----         -----         -----            ----
   Long-term debt, less amounts due currently                           (euro) 438.9  (euro) 436.3  (euro) 421.2    (euro) 414.4
                                                                        ============  ============  ============    ============

Senior notes
------------
On August 8, 2000, Dynea International issued (euro) 240.0 million in senior notes due August 15, 2010, at 12 1/4%. On August 24, 2000, Dynea International issued an additional (euro)10.0 million in senior notes due August 15, 2010, at 12 1/4%. The total issue was registered and as at December 31, 2004 the total issued amount is outstanding. Interest is payable every six months, on February 15 and August 15 of each year. These notes are unsecured and rank senior in right of payment to all future subordinated debt and equal in right of payment to all existing and future un-subordinated debt. The notes are guaranteed by Dynea Chemicals Oy, a wholly owned subsidiary of Dynea International (Note 1), on a senior subordinated basis. The notes will be redeemed at par at maturity. On or after August 15, 2005, Dynea International has the right to redeem any or all of the notes at a specified redemption price beginning at 106.125% and declining thereafter. Prior to that date, Dynea International may only redeem all of the notes at a redemption price equal to the principal amount plus a specified premium (make-whole price), unless an equity offering occurs. Unamortized arrangement fees for the senior notes totaled (euro)12.3 million at December 31, 2004.

Senior credit agreement
-----------------------
In conjunction with the acquisition of Dyno, Dynea International refinanced its existing loans and line of credit during 2000 under three new term loan facilities, for up to (euro)190 million ("Term A"), (euro) 95 million ("Term B"), and (euro) 95 million ("Term C"), respectively. The loans are due June 30, 2007, 2008 and 2009, respectively. The Term A loan and the Revolving Credit Facility (as discussed below under Short-term borrowings) contain a margin ratchet, whereby the interest rate will vary between LIBOR plus two percent and LIBOR plus one and one-quarter percent depending on the ratio of total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA), as defined. The Term B loan carries an interest rate of LIBOR plus 2.5%, and the Term C loan carries an interest rate of LIBOR plus 3.0%.

Dynea International agreed in February 2004 with the senior lenders to introduce a new six years term loan facility under the senior credit agreement, the Tranche D loan facility, amounting to (euro)31.7 million. The new facility was underwritten by our parent company, Dynea Oy, and was drawn in February 2004 and in August 2004. The new facility carries an interest of LIBOR +3% plus 1% capitalized interest.

The weighted-average interest rate on amounts outstanding under the senior credit agreement and other long-term loans with financial institutions was 5.06% at December 31, 2004.

At the end of June and September 2004, Dynea International made a prepayment of senior term-loans of (euro)1.4 million and (euro)0.8 million, respectively, from the proceeds of asset sales. In connection with the extinguishment of debt due to the asset sales, Dynea International incurred a loss on extinguishment of debt of (euro)0.1 million (Note 22). This loss resulted from write-offs of unamortized debt issuance costs. Unamortized arrangement fees for the senior credit agreement totaled (euro)5.4 million at December 31, 2004.

Dynea International sold its Oil Field Chemicals businesses to M-I L.C.C. on January 28, 2003. The net proceeds from the sale were approximately (euro)55.0 million. In accordance with the terms and conditions of the senior credit agreement, part of these proceeds were to be applied as a prepayment against the outstanding loan facilities on a pro-rata basis. These payments totaled
(euro)25.0 million, when the money was transferred to blocked currency denominated accounts at the beginning of 2003. At the prepayment dates the money from the blocked accounts was used for the prepayments and the payments amounted to (euro)11.2 million, (euro)6.9 million and (euro)6.3 million for Term A, Term B and Term C, respectively, during 2003. In connection with the extinguishment of debt due to the Oil Field Chemicals Businesses prepayment during 2003, Dynea International incurred a loss on extinguishment of debt of (euro)0.8 million (Note 22). This loss resulted from write-offs of unamortized debt issuance costs.


Short-term borrowings
---------------------
Under the senior credit agreement, Dynea International also obtained a multi-currency, revolving loan for up to (euro)100 million ("Revolving Credit Facility"). The Revolving Credit Facility expires June 30, 2007. At December 31, 2004, (euro)62.9 million (2003: (euro)51.6 million) was outstanding on the Revolving Credit Facility. Letters of credit issued by the financial institution reduces the available credit amount. The available credit amount was (euro)21.2 million at December 31, 2004 (2003: (euro)30.7 million).

The weighted average interest rate on short-term loans was 4.60% at December 31, 2004. This amount consists of 4 tranches denominated in either euros or U.S. dollars and totaling (euro)62.9 million at December 31, 2004 under the Revolving Credit Facility. In addition, subsidiaries of Dynea International have short-term loans from financial institutions totaling (euro)3.8 million.

After taking account of interest rate swaps, the interest rate exposure of the borrowings of Dynea International was as follows:

                                   December 31, 2004    December 31, 2003
                                -------------------------------------------
    Total borrowings:
    at fixed rates                     (euro) 372.4          (euro) 337.6
    at floating rates                         157.4                 174.3
                                              -----                 -----
                                       (euro) 529.8          (euro) 511.9
                                        ============         ============

Borrowing balances are denominated in the following currencies:

                                December 31, 2004      December 31, 2003
                               --------------------------------------------
    U.S. dollars                              23%                    24%
    Euro                                      56%                    52%
    Canadian Dollars                           4%                     5%
    Norwegian Kroner                          15%                    18%
    Others                                     2%                     1%

Borrowings are repayable as follows:

                                                   December 31, 2004
                                                ---------------------
                2005                                     (euro) 90.7
                2006 - 2009                                    189.0
                Thereafter                                     250.1
                                                               -----
                Total                                   (euro) 529.8
                                                        ============

Dynea International's debt agreements contain certain debt covenants, including: ratios of EBITDA to interest, debt to EBITDA, earnings to fixed charges, and cash flow to funding costs and limits on capital expenditures.

Substantially all of the assets of Dynea International Oy and its subsidiaries, including all of its property, plant and equipment, are pledged as collateral on these obligations (Note 19). In addition, individual subsidiaries have guaranteed loans of the parent company.

14.      Taxation

The components of income tax benefit are as follows:

                        Year Ended             Year Ended           Year Ended
                       December 31,           December 31,         December 31,
                           2004                   2003                 2002
                       ---------------------------------------------------------
Current:
Finland                   (euro) 0.7            (euro) 0.7         (euro)  2.1
Foreign                          7.9                  11.5                 8.2
                               -----                 -----               -----
                           (euro)8.6            (euro)12.2          (euro)10.3
                           =========            ==========          ==========
Deferred:
Finland                 (euro) (7.1)          (euro) (1.1)        (euro) (1.1)
Foreign                        (1.9)                   7.7              (14.2)
                               -----                 -----              ------
                        (euro)( 9.0)             (euro)6.6       (euro) (15.3)
                        ============            ==========       =============

Total income tax
  (benefit) expense     (euro) (0.4)           (euro) 18.8       (euro) (5.0)
                        ============           ===========       ============

Comparison figures were adjusted to early adoption of IAS 16 (revised).

Significant components of Dynea International's deferred tax assets and liabilities are as follows:

                                                        December 31, 2004    December 31, 2003
                                                     -------------------------------------------
Deferred tax assets:
Tax loss carry-forwards                                      (euro)  75.7         (euro)  34.8
Excess of tax value over book value of fixed assets                   0.0                  1.6
Reserves and accruals                                                 6.1                  5.1
Pensions                                                              2.4                  2.7
Write-down in investments                                             0.3                139.7
Other                                                                 7.3                  6.0
Valuation allowance for deferred tax assets                        (57.3)              (160.0)
                                                                   ------              -------

Deferred tax assets                                           (euro) 34.5          (euro) 29.9
                                                              ===========          ===========

Deferred tax liabilities:
Excess of book value over tax value of fixed assets                (53.9)               (63.7)
Reserves and accruals                                               (0.8)                (0.5)
Other                                                              (14.7)                (9.5)
                                                                   ------                -----

Deferred tax liabilities                                    (euro) (69.4)        (euro) (73.7)
                                                            =============        =============

Net deferred tax liability                                   (euro)(34.9)         (euro)(43.8)
                                                            =============        =============

     Comparison figures were adjusted to early adoption of IAS 16 (revised).

The recognized deferred tax asset is based upon the expected future utilization of net operating loss carry forwards and the reversal of other temporary differences. For financial reporting purposes, Dynea International has recognized a valuation allowance for those benefits for which realization is not probable. Dynea International continually reviews the adequacy of the valuation allowance and is recognizing these benefits only as reassessment indicates that it is probable that the benefits will be realized.

At December 31, 2004, Dynea International had net operating loss carry forwards of (euro)293.0 million that were available to offset future taxable income. The total net operating loss carry forwards included (euro)46.1 million with no expiration dates, (euro)15.0 million that expire after more than 10 years, and
(euro)232.9 million that expire in less than 10 years.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The net non-current deferred tax liability was (euro)34.9 and (euro)43.8 million at December 31, 2004 and 2003, respectively. The non-current deferred tax liabilities also included (euro)3.4 million of deferred tax liabilities expected to reverse in the following twelve months as of December 31, 2004.

Income tax benefit at the statutory tax rate is reconciled below to the actual income tax benefit:

                                                                Year Ended         Year Ended         Year Ended
                                                               December 31,       December 31,       December 31,
                                                                   2004               2003               2002
                                                            ---------------------------------------------------------
Finland                                                     (euro)  (43.5)     (euro)  (18.3)        (euro)  3.4
Foreign                                                               24.3             (26.3)             (20.8)
                                                                     -----             ------             ------
Total loss before income taxes and minority interest        (euro)  (19.2)     (euro)  (44.6)     (euro)  (17.4)
                                                            ==============     ==============     ==============

Tax benefit at Finnish statutory rate (29%)                   (euro) (5.6)      (euro) (13.0)       (euro) (5.0)
Unrecognized deferred tax asset                                        4.8                9.9                3.5
Previously unrecognized utilized deferred tax asset                  (1.1)              (4.2)             (10.1)
Effect of foreign tax rates                                             --                 --                1.0
Non-deductible goodwill                                                 --               16.4                4.2
Non-deductible expenses                                                1.0                9.1                0.2
Income taxes from previous periods
                                                                       0.5                0.6                1.2
                                                                    ------             ------             ------
Income tax (benefit) expense                                 (euro)  (0.4)       (euro)  18.8      (euro)  (5.0)
                                                             =============       ============      =============

  Comparison figures were adjusted to early adoption of IAS 16 (revised).

15.      Employee benefits

Dynea International operates a number of defined benefit and defined contribution plans throughout the world, which are financed according to local practice.

Defined benefit post-employment obligations are determined by actuarial valuations using a method based on projected salaries to the end of employment (the projected unit credit method). The total liability in respect of pension obligations to pensioners is determined as well as the liability relating to the past service of employees. For retirement indemnities, the commitment based on estimated total service in the Group is determined and provision made for past service using the projected unit credit method.

Assumptions as to mortality, withdrawal of employees and salary projections take into account the economic and demographic conditions specific to each country and company.

Under IAS 19 the annual post-employment benefit cost comprises the estimated cost of benefits accruing in the period as determined in accordance with IAS 19 (revised 2002), which requires the significant actuarial assumptions to reflect market and economic conditions at the balance sheet date. In particular, discount rates reflect the yield on high quality corporate bonds of an appropriate term.

The majority of the Group's defined benefit post-employment benefits are provided for its employees and former employees in Austria, Canada, France, Germany, the Netherlands, Norway, Singapore, the United Kingdom and the United States. Post-employment benefits provided for other overseas participants are, in general, either government-provided or defined contribution. In Finland, benefits are provided under the state plan, which are defined benefit in nature. However, due to the nature of funding for these benefits, Dynea is accounting for these benefits under IAS 19 using a defined contribution approach, and the pension expense is equal to the cash payable.

Actuarial gains and losses in excess of the "10% corridor" are spread as a level amount over the expected average remaining service lives of the employees.

                                              December 31, 2004  December 31, 2003    December 31, 2002
                                            -------------------------------------------------------------
Weighted average assumptions:
Discount rate                                              5.1%               5.7%                 6.1%
Rate of compensation increase                              3.1%               3.1%                 3.9%
Expected return on plan assets                             6.4%               6.2%                 6.8%
Future pension increase rate(1)                            2.2%               1.3%                 1.3%

Amounts recognized in the balance sheet:
Fair value of plan assets                          (euro)  71.3       (euro)  67.4         (euro)  67.6
Defined benefit obligation                              (109.8)            (100.9)              (107.9)
                                                        -------            -------              -------
Funded status                                            (38.5)             (33.5)               (40.3)
Unrecognized prior service cost                           (0.2)                 --                   --
Unrecognized net actuarial (gain)/loss                     21.2               16.2                 24.0
                                                        -------            -------              -------
Balance sheet prepaid/(accrued) pension cost      (euro) (17.5)      (euro) (17.3)        (euro) (16.3)
                                                  =============      =============        =============
Made up of :
Balance sheet prepaid pension cost                          1.9                2.0                  2.9
Balance sheet (accrued) pension cost                     (19.4)             (19.3)               (19.2)

Amounts recognized in the income statement:
Service cost                                                3.1                3.6                  3.8
Interest cost                                               5.9                6.0                  6.4
Expected return on assets                                 (4.3)              (4.3)                (5.4)
Recognized actuarial (gain)/loss                            0.9                0.7                  0.4
Past service cost                                         (0.1)                0.6                   --
Settlement and curtailment gains                          (0.2)              (0.7)                   --
                                                        -------            -------                   --
Total (benefit)/expense included in staff costs      (euro) 5.3         (euro) 5.9           (euro) 5.2
                                                     ==========         ==========           ==========

Movement in the balance sheet:
Beginning balance                                        (17.3)             (16.3)               (14.2)
Effect of acquisitions                                       --              (0.5)                  --
Total net periodic benefit (cost)/income
(excluding gain on disposal)                               5.3)              (5.9)                (5.2)
Employer contribution                                       5.0                4.3                  3.2
Exchange differences                                        0.1                1.1                (0.1)
                                                         ------            -------              -------
Ending balance                                    (euro) (17.5)      (euro) (17.3)        (euro) (16.3)
                                                  ==============     =============        =============

1 Pension increases are applied to pension benefits provided in the UK, Netherlands and Norway.

The settlement and curtailment gains of (euro)0.2 million and (euro)0.7 million in 2004 and 2003, respectively, relate to the reorganization in North America and the sale of several subsidiaries during 2004 and 2003, as discussed in Note 21.

Dynea International's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate and during 2004, 2003 and 2002 amounted to (euro)3.4 million, (euro)3.6 million and
(euro)3.3 million, respectively (Note 20).

The actual returns on assets for years ended December 31, 2004, 2003 and 2002 were (euro)4.3 million, (euro)7.1 million and (euro)(5.6) million, respectively.

16. Provisions Provisions consist of:

                                  Restructuring          Other           Total
                                 ----------------------------------------------

      At December 31, 2003           (euro) 6.0     (euro) 6.0      (euro)12.0
      New provisions                        1.6            1.9             3.5
      Utilized during the period          (2.5)          (1.8)           (4.3)
      Released during the period          (0.1)          (0.2)           (0.3)
      Reclassification                    (2.7)            2.7
                                          -----          -----
      At December 31, 2004           (euro) 2.3     (euro) 8.6      (euro)10.9
                                     ==========     ==========      ==========

Restructuring Provisions

         In March 2004, Dynea International initiated a reorganization of its North American Resins business. The reorganization included changes in management and a reduction of personnel. As a result, approximately 70 positions were made redundant. The cost for the reorganization was (euro)3.6 million, of which (euro)2.2 million was paid during 2004. At December 31, 2004 the remaining provision related to North American restructuring amounted to (euro)1.4 million.

In 2003, Dynea International decided to restructure and optimize Dynea resins operations in Norway. The decision led to personnel redundancies and the provision related to the employee termination charges in 2003 amounted to
(euro)1.2 million. This was paid during 2004 as the production at Engene plant was relocated to Lillestr0m plant.

In conjunction with the decision to close the Europoort plant by January 1, 2002, Dynea International recorded a (euro)7.2 million provision relating to contractual lease payments for the closed plant site, employee termination benefits for involuntarily terminated employees, environmental site remediation, and demolition costs. In 2001, (euro)1.5 million was paid and (euro)0.9 million of contractual lease payments reversed as Dynea International exited the Europoort site earlier than estimated. At December 31, 2001, the remaining provision included contractual lease payments for the closed plant site and employee termination benefits for these terminated employees of (euro)4.8 million, of which (euro)0.4 million was paid during 2002 and (euro)0.4 million was paid and (euro)1.1 million released during 2003. At December 31, 2003 the remaining provision related to the restructuring charges amounted to (euro)2.9 million. In 2004, (euro)0.1 million of this was paid, and the same amount recorded as new provisions. At December 31, 2004 the remaining provision related to the Europoort plant was still (euro)2.9 million. As (euro)2.7 million of this amount relates to the Europoort environmental site remediation, it is reclassified to other provisions as an environmental provision.

Dynea International has continuously streamlined its operations. At December 31, 2001 the provision related to these other restructuring activities totaled
(euro)5.8 million of which (euro)2.1 was paid and (euro)0.7 million released during 2002, (euro)0.5 million was paid and (euro)0.6 million released during 2003, and (euro) 1.2 million was paid during 2004. At December 31, 2004 the remaining provision related to these other restructuring charges amounted to
(euro)0.7 million.

Other Provisions
----------------
In 2004, other provisions include mainly a provision related to an onerous contract and the environmental provision related to the Europoort site remediation.

17.      Accounts payable

Accounts payable consist of:
                                                      December 31, 2004   December 31, 2003
                                                  -----------------------------------------
  Trade payables                                             (euro)96.7         (euro) 79.5
  Related party payables (Note 23)                                  6.3                 6.9
                                                                    ---                 ---
  Total                                                    (euro) 103.0         (euro) 86.4
                                                           ============         ===========

18.      Accrued liabilities

Accrued liabilities consist of:
                                                      December 31, 2004   December 31, 2003
                                                   -----------------------------------------
  Accrued interest                                            (euro)6.7          (euro) 9.8
  Fair value of foreign exchange forward contracts                  0.6                 0.5
  Fair value of interest rate
     swaps and futures contracts                                    0.8                 0.8
  Related party liabilities                                         5.9                 2.8
  Other accrued liabilities                                        13.4                14.6
                                                                   ----                ----
  Total                                                     (euro) 27.4         (euro) 28.5
                                                          =============         ===========

19.      Commitments and Contingencies

Dynea International evaluates its position relative to asserted and unasserted claims, loss-making purchase commitments or future commitments and records provisions as needed.

Litigation and claims - Various lawsuits and claims are pending against Dynea International. Although the outcome of such lawsuits and claims cannot be predicted with certainty, the expected deposition thereof will not, in the opinion of the management, either individually or in the aggregate result in a material adverse effect on Dynea International's results of operations and financial position.

Operating lease commitments--The future aggregate minimum lease payments at December 31, 2004, under non-cancelable operating leases were as follows:

                                                 December 31, 2004
                                             ----------------------
                         2005                           (euro) 3.1
                         2006 -2009                            8.3
                         Thereafter                           12.4
                                                           -------
                         Total                         (euro) 23.8
                                                       ===========

The operating lease commitments relate to leases for autos, buildings, land, office space, support services and equipment.

Mortgages, pledges and other guarantees given - Substantially all of the assets of Dynea International Oy and its subsidiaries, including all of its property, plant and equipment, are pledged as collateral of its loan obligations (Note
13). Mortgages, pledges and guarantees given consist of:

                                                    December 31, 2004   December 31, 2003
                                                    -------------------------------------
    Chattel mortgages                                     (euro) 90.3         (euro) 90.3
    Real estate mortgages                                       193.1               199.3
    Investments in subsidiaries at historical cost              769.5               768.0
    Other pledges given                                         206.7               201.3
    Guarantees given                                             11.8                 4.1

Other commitments--Dynea International has both a land lease agreement through December 31, 2030 and a supply agreement with Fortum Oil and Gas Oy on process cooling water tunnel system, steam, electricity, and drinking water through December 31, 2006. Fortum Oil and Gas Oy sets the prices on a monthly basis based on costs incurred. In addition, Dynea International has a supply agreement with Borealis Polymers Oy on process cooling water, salt free water, compressed air, and wastewater treatment through December 31, 2008. Borealis Polymers Oy sets the prices on a monthly basis based on costs incurred.

Dynea International has several long-term Methanol purchase contract. The contracts with Celanese, Methanex and Statoil are for around 310,000 tons in 2005, 410,000 tons in 2006 and 200,000 tons in 2007 and the pricing is tied to a formula based on a given benchmark reported by independent sources, such as the Independent Commodity Information Service (ICIS) or Chemical Market Associates Inc. (CMAI). The contracts with Celanese and Statoil are valid until December 31, 2006 and the contract with Methanex is valid until December 31, 2007. Dynea International has several long-term Phenol purchase contracts. The contracts with Borealis and Novapex are totally for approximately 30,000 tons and the contracts with Georgia Gulf and Shell are totally for 50,000 thousands of kilograms per year and the pricing is based on ICIS or market prices. The contracts with Borealis and Novapex are through December 31, 2007, the contract with Georgia Gulf is through February 28, 2007 and the contract with Shell is valid until December 31, 2006.

Dynea International had no material capital commitments at December 31, 2004. Dynea International has a processing agreement, agreement on technical services, and agreement on commercial services with Shin-Etsu PVC NV through December 31, 2005. Additionally Dynea International has R&T&D agreement with Perstorp AB, which is valid for the time being. Dynea International is subject to business risks that are actively managed against exposures.

Financial Guarantees--Wholly owned subsidiaries have guaranteed long-term borrowings of the parent company. Dynea International has letters of credit and guarantees with financial institutions.

20.      Staff costs

                                                Year Ended      Year Ended    Year Ended
                                               December 31,    December 31,  December 31,
                                                   2004            2003          2002
                                              ---------------------------------------------
    Wages and salaries                          (euro) 96.6   (euro) 101.4   (euro) 99.3
    Indirect employee costs                            17.4           16.2          17.0
    Pension costs--defined contribution plans           3.4            3.6           3.3
    Pension costs--defined benefit plans                4.4            6.8           5.7
                                                      -----          -----         -----
    Total staff costs                          (euro) 121.8   (euro) 128.0  (euro) 125.3
                                               ============   ============  ============

The average number of persons employed during the years ended December 31, 2004, 2003 and 2002, totaled 3,135, 3,155, and 3,013, respectively. Total salaries, bonuses and other amounts paid to those current members of our board and executive management who were employed by the Dynea International group were approximately (euro)2.1 million and (euro)1.4 million during 2004 and 2003 respectively. No compensation was provided to these individuals in the form of stock options or pursuant to a profit-sharing plan during 2004 and 2003. The retirement age of the management of the group companies is between 60 and 65 years. For the Chief Executive Officer the retirement age is 62 years and other three executive officers' retirement age is between 60 and 62 years.


21.      Discontinued operations

On January 28, 2003, Oil Field Chemicals segment was disposed including business in Norway, subsidiaries in Australia, Great Britain, Indonesia, Middle-East and Singapore, and the shares of an associated company in India. The deal became effective as of January 1, 2003. Cash flows and net assets disposed for Oil Field Chemicals segment were as follows:

                                                        Year Ended
                                                     December 31, 2002
                                                     -----------------
  Operating cash flows                                   (euro) 5.3
  Investing cash flows                                        (0.4)
  Financing cash flows                                        (3.4)
                                                             -----
  Total cash flows                                      (euro) 1.5
                                                        ==========
  Total assets to be disposed                                 70.2
  Total liabilities to be disposed                           (7.8)
                                                            ------
  Net assets to be disposed                            (euro) 62.4
                                                       ===========

The pretax gain on sale of Oil Field Chemicals segment was (euro)1.4 million and the tax expense of OFC disposal amounted to (euro)10.5 million in the year ended December 31, 2003. The net cash inflow on the sales was determined as follows in year 2003:
                                                         Oil Field
                                                         Chemicals
                                                     ------------------
  Proceeds from sale                                   (euro) 75.6
  Less:  cash and cash equivalent in subsidiary sold         (1.7)
                                                             -----
  Net cash inflow on sale                              (euro) 73.9
                                                       ===========

In the year ended December 31, 2004 purchase price adjustment of (euro)4.3 million was paid related to the sale of the oil field chemicals business.

22.      Finance costs

                                                  Year Ended     Year Ended     Year Ended
                                                 December 31,   December 31,   December 31,
                                                     2004           2003           2002
                                                 -----------------------------------------

  Interest income                                (euro) (1.1)   (euro) (2.1)  (euro) (2.0)
  Other financial income                                (0.2)          (0.2)         (2.8)
  Net foreign exchange transaction (gains) losses         0.3            2.4        (16.5)
  Interest expense                                       46.2           50.2          63.6
  Other financial expense                                 8.1            8.1           7.7
  Loss on early extinguishments of debt (Note 13)         0.1            0.8            --
                                                        -----          -----          -----
  Net finance costs                              (euro)  53.4   (euro)  59.2  (euro)  50.0
                                                 ============   ============   ============

23.      Related party transactions

Dynea Oy owns 100% of Dynea International's shares. The ultimate parent of Dynea International is Industri Kapital, which controls 88% of the voting rights of Dynea Oy indirectly through its two investment funds, Industri Kapital 1997 Limited and Industri Kapital 2000 Limited. Management and other shareholders own the remaining shares.

The following transactions were carried out with related parties:

Acquisitions
------------
Effective January 1, 2003 Dynea International acquired from its parent company Dynea the Chemitec companies Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of (euro)36.2 million (Note 1).

Sale of Shares
--------------
In the year ended December 31 2004, Dynea Oy paid a purchase price adjustment
(euro)1.5 million to Dynea International relating to KCA Chemische Produkte
GmbH.

Related Party Balances (in addition to the above mentioned)
-----------------------------------------------------------

                                                        December 31, 2004      December 31, 2003
                                                        ----------------------------------------
   Loan receivables from associated companies                  (euro) 0.6             (euro) 0.7
   Other current receivables from other related parties               8.9                    1.3
   Other current receivables from associated companies                0.9                     --
   Accounts receivables from associated companies                     0.7                    1.7
   Accounts receivables from other related parties                    1.2                    2.5
   Loan payables to other related parties                           143.1                   61.2
   Interest liabilities to other related parties                      5.9                    2.8
   Accounts payables to associated companies                          2.3                    2.0
   Accounts payables to other related parties                         4.1                    4.9
   Other current liabilities to other related parties                   --                   0.1
   Guarantees given on behalf associated companies                    0.2                    0.2


Related Party Transactions (in addition to the above mentioned)
---------------------------------------------------------------

                                                                       Year Ended            Year Ended             Year Ended
                                                                   December 31, 2004      December 31, 2003     December 31, 2002
                                                                  ------------------------------------------------------------------
 Sales to associated companies                                           (euro) 5.6             (euro) 7.1            (euro) 5.2
 Sales to other related parties                                                10.7                   13.4                  13.8
 Purchases from associated companies                                           19.8                   24.4                  19.2
 Purchases from other related parties                                          15.2                   12.0                   6.7
 Management service charges from related parties                                9.5                    7.9                   3.2
 Other income from associated companies                                         1.9                    1.3                    --
 Other income from other related parties                                        0.1                    0.5                    --
 Other expenses to related parties                                              0.1                     --                    --
 Interest income from other related parties                                     0.1                    0.1                    --
 Interest expenses to other related parties                                    15.9                    6.7                    --

Dynea International accrued interest expense in the amount of (euro)15.9 million to Dynea Oy during the year ended December 31, 2004. At December 31, 2004, Dynea International had a loan payable of (euro)143.1 million to Dynea Oy including the Term D Loan Facility and Dynea International's 12 1/4% notes held by Dynea Oy.

Group Contributions
-------------------

Group contributions amounting to (euro)38.2 million were made by Dynopart AS and Dynopart Holding AS to Nordkem AS in 2001 of which (euro) 30 million was paid in cash during October 2001 and (euro)8.2 million during September 2002. The group contribution received by Nordkem AS is not considered to be taxable and therefore the total group contribution of (euro)38.2 million was taken to shareholders' equity. In 2002, group contributions amounting to (euro)0.9 million were made by Dynopart to Nordkem in 2002 and a group contribution amounting to (euro)6.0 million was made by Dynea Finland Oy to Dynea Oy. In 2003, group contributions amounting to (euro)0.2 million were made by Dynopart to Nordkem in 2003 and a group contribution amounting to (euro)5.0 million was made by Dynea Oy to Dynea Chemicals Oy. In 2004, group contribution amounting to
(euro) 7.3 million was made by Dynea Oy to Dynea Chemicals Oy. In 2004, group contribution amounting to (euro) 0.2 million was made by Nordkem Dynopart Holding A/S, Dynopart Holding A/S and Dynopart A/S to Nordkem AS.

24.      Notes to the cash flow statement

                                                                        Year Ended     Year Ended     Year Ended
                                                                       December 31,     December     December 31,
                                                                Notes      2004         31, 2003         2002
                                                               -----------------------------------------------------
     Operating activities
     Loss for the year                                                (euro) (20.5) (euro) (64.8)   (euro) (14.9)
     Adjustments for:
       Depreciation and amortization                           5, 6            39.1          50.2            53.1
       Impairment write downs                                  5, 6             8.1           4.4              --
       (Profit) on sale of discontinued operations             21                --         (1.4)              --
       Share in undistributed earnings of associated
          companies and joint ventures                         7             (15.7)        (13.1)           (3.9)
       Finance costs                                           22              53.4          59.2            50.0
       Income tax expense (benefit)                            14             (0.4)          18.8           (5.0)
       Minority interest                                       2                1.7           1.4             2.5
                                                                              -----         -----           -----

     Working capital changes:
       (Increase) decrease in inventory                        8             (13.0)           7.5           (6.6)
       (Increase) decrease in accounts and related party
          receivables                                          9             (12.5)           1.5             2.6
       (Increase) decrease in other current assets                            (0.8)         (1.9)             3.4
       Decrease (increase) in other non-current assets                          0.2         (0.7)             0.1
       Increase in accounts and related party payables         17              18.3           0.7            14.9
       (Decrease) increase in accrued liabilities              18             (0.6)           4.9           (1.3)
       Increase (decrease) in other current liabilities                         2.3           0.8           (4.6)
       Increase in pension liabilities                         15               0.1           2.0             1.8
       (Decrease) increase in provisions                                      (1.2)           4.5           (3.8)
       (Decrease) in other non-current liabilities             16             (2.4)         (1.2)           (2.3)
       Adjustment for disposals and acquisitions                                0.2         (9.7)              --
                                                                              -----         -----           -----
Cash generated from operations                                           (euro)56.3   (euro) 63.1     (euro) 86.0
                                                                         ----------   -----------     -----------

25.      Other principal subsidiary undertakings

Principal subsidiary undertakings as at December 31, 2004:
                                      Country of              % Ownership
            Subsidiary               Incorporation         December 31, 2004
  ------------------------------------------------------------------------------
  Dynea ASA                       Norway                          100
  Dynea Austria GmbH              Austria                         100
  Dynea B.V.                      Netherlands                     100
  Dynea Chemicals Oy              Finland                         100
  Dynea Erkner GmbH               Germany                         100
  Dynea Ireland Limited           Ireland                         100
  Dynea NV                        Belgium                         100
  Dynea Finland Oy                Finland                         100
  Dynea UK Limited                UK                              100
  Dynea Resins France SAS         France                          100
  Dynea Canada Ltd                Canada                          100
  Dynea Overlays, Inc.            USA                             100
  Dynea U.S.A. Inc.               USA                             100
  Dynea NZ Limited                New Zealand                     100
  Dynea Singapore Pte Ltd         Singapore                       100
  PT Dynea Indria                 Indonesia                        51
All holdings are in the ordinary share capital of the undertaking concerned.

26. Differences between IFRS and U.S. Generally Accepted Accounting Principles

Dynea International's consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between IFRS and U.S. GAAP that affect the consolidated net loss and total shareholder's equity are presented below together with explanations of those differences. Various differences that have insignificant or no impact, such as principals related to leases, impairments, and taxes, among others, have not been presented.

                                                               Year Ended        Year Ended       Year Ended
                                                              December 31,      December 31,     December 31,
                                                                  2004              2003             2002
                                                            ---------------------------------------------------
Reconciliation of net income (loss):
Net (loss) reported under IFRS (1)                           (euro) (20.5)     (euro) (64.8)    (euro) (14.9)
U.S. GAAP adjustments:
    Depreciation expense                                a              1.4               1.4              1.4
    Pension expense                                     b            (0.1)               0.6               --
    Marketable securities                               c               --             (0.2)               --
    Reversal of amortization of goodwill                e               --               8.9            14.6
    Discontinued operations                             f               --             (2.8)               --
    Treatment of excess of acquirer's interest in
    the net fair value of acquiree's identifiable
    assets, liabilities and contingent liabilities
    over cost                                           g              2.1               2.1               --
     One-time termination benefits                      h            (1.2)               1.2               --
     Major overhaul costs                               i            (2.0)               1.6            (0.6)
     Deferred tax effect of U.S. GAAP adjustments                    (0.0)              (2.1)           (0.2)
                                                                     -----              -----           -----
Net (loss) income under U.S. GAAP                            (euro) (20.3)      (euro) (54.1)      (euro) 0.3
                                                             =============      =============      ==========

(1) Comparative figures have been adjusted for the retrospective application of IAS 16 (revised).

Presentation of net loss in accordance with U.S. GAAP:

                                                                Year Ended      Year Ended      Year Ended
                                                               December 31,    December 31,    December 31,
                                                                   2004            2003            2002
                                                              -----------------------------------------------
(Loss) from continuing operations
Discontinued operations:                                f      (euro)(18.4)    (euro)(39.5)     (euro)(1.1)
    (Loss) income from discontinued operations, net
    of taxes of (euro)0.0 million, (euro)10.5 million
    and (euro)0.5 million, respectively                              (1.9)           (14.6)             1.4
                                                                     -----           ------          ------
Net (loss) income in accordance with U.S. GAAP               (euro) (20.3)    (euro) (54.1)      (euro) 0.3
                                                            ==============   ==============      ==========

                                                            December 31,   December 31,
                                                                    2004           2003
                                                         -------------------------------
Reconciliation of shareholder's equity:
Total shareholder's equity reported under IFRS (1)          (euro) 115.7   (euro) 116.1
U.S. GAAP adjustments:
    Assets held for sale                              a              2.2            2.2
    Depreciation of tangible assets                   a              7.5            6.1
    Amortization of goodwill                          a              0.5            0.5
    Pension expense                                   b              1.4            1.5
    Additional minimum pension liability              b           (10.9)          (7.1)
    Goodwill and fair value translation adjustments   d           (54.7)         (35.3)
    Reversal of amortization of goodwill              e             23.5          23.5
    Treatment of excess of acquirer's interest in the
    net fair value of acquiree's identifiable assets,
    liabilities and contingent liabilities over cost  g              4.2           2.1
    One-time termination benefits                     h               --           1.2
    Major overhaul costs                              i            (3.5)         (1.5)
    Deferred tax effect of U.S. GAAP adjustments                     0.8         (0.3)
                                                                   -----         -----
Total shareholder's equity under U.S. GAAP                   (euro) 86.7  (euro) 109.0
                                                             ===========  ============

(1) Comparative figures have been adjusted for the retrospective application of IAS 16 (revised).

(a) Assets Held For Sale

In 1999, under U.S. GAAP, Dynea International determined that there were businesses which should be classified as assets held for sale in accordance with EITF 87-11 "Allocation of Purchase Price to Assets to be Sold." These businesses were principally comprised of Oxo, Polyester, and NC Trading. The amount of net profit/ (loss) on the sold operations that has been excluded from the income statement on a U.S. GAAP basis is (euro) 3.7 million and (euro)(5.9) million, respectively for 2000 and 1999 and gives rise to a total adjustment to equity of
(euro)2.2 million.

When goodwill was allocated to the assets to be sold at acquisition in order to reflect them at their fair value, excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost was created. Accordingly, the carrying value of long-lived assets was reduced when that excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost was eliminated under U.S.GAAP. This creates a difference between IFRS and U.S. GAAP related to goodwill amortization ((euro)0.5 million adjustment to equity at December 31, 2004 and December 31, 2003, respectively) and depreciation expense ((euro)7.5 million and (euro) 6.1 million adjustment to equity at December 31, 2004 and December 31, 2003, respectively). In 2002, the adjustment related to goodwill amortization was discontinued due to a new adjustment to reverse all goodwill amortization under U.S. GAAP.

 (b) Pension Expense

Under IFRS the Company accounts for pension costs and similar obligations in accordance with IAS 19 (revised 2002), "Employee Benefits." For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions". The Company has the following differences in applying the two standards:

Certain subsidiaries maintain a "flat dollar" pension plan where benefit increases may be granted periodically. Under IFRS, these increases are accrued when calculating the projected benefit obligation and service cost, as they are considered a constructive obligation arising from an informal practice to grant such increases. However, under U.S. GAAP, these benefit increases are only accrued when the employer is deemed to be substantively committed to granting these increases. Otherwise, these increased benefits are treated as plan amendments when they occur.

Company's benefit plans were amended in France in 2004, in the United States in 2004 and 2003 and in Canada in 2001. Under IFRS the plan amendments, to the extent vested, are recognized through the income statement in the year they occur. Under U.S. GAAP the impact is amortized over the expected services terms of the related employees.

In addition, the two frameworks differ in the treatment of curtailments and settlements. Under IFRS, gains or losses on a plan curtailment are recognized when Dynea International is demonstrably committed to making a material reduction in the future service benefits covered by a plan. U.S. GAAP, however, requires that an enterprise recognize gains related to a curtailment when the related employees terminate or the plan suspension or amendment is adopted, and recognize losses when it is probable that the curtailment will occur and the effects can be reasonably estimated. Both IFRS and U.S. GAAP allow for accelerated recognition of unrecognized amounts on curtailments and settlements. However, the methods used in determining the portion of unrecognized amounts differ under the two frameworks.

Under U.S. GAAP, the employer should recognize an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement. IFRS does not require the recognition of an additional minimum liability.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and U.S. GAAP for pensions as of December 31, 2004, December 31, 2003 and December 31, 2002.

                                                                        December 31, 2004   December 31, 2003  December 31, 2002
                                                                        --------------------------------------------------------
 Liability recognized for IFRS                                              (euro) (17.5)       (euro) (17.3)      (euro) (16.3)
 Difference in actuarial value of scheme liabilities                                  1.1                 1.0               0.2
 Difference in unrecognized amounts                                                   0.0                 0.4               0.7
                                                                                    -----               -----             -----
 Liability recognized for US GAAP before additional minimum pension
 liability                                                                  (euro) (16.4)       (euro) (15.9)      (euro) (15.4)
 Equity adjustment for minimum pension liability                                   (10.9)               (7.1)              (7.6)
                                                                                   ------              ------              -----
 Liability recognized for U.S. GAAP                                         (euro) (27.3)       (euro) (23.0)      (euro) (23.0)
                                                                            =============       =============      =============

 Net periodic post-employment expense (benefit) recognized for IFRS            (euro) 5.3          (euro) 5.9         (euro) 5.2
 Difference in service and interest cost                                            (0.2)               (0.1)                 --
 Difference in recognition of unrecognized amounts                                    0.1               (0.3)                 --
 Difference in settlements/curtailments                                               0.2               (0.2)                 --
                                                                                   ------              ------              -----
 Net periodic post-employment benefit recognized for U.S. GAAP                 (euro) 5.4              (euro) 5.3     (euro) 5.2
                                                                               ==========              ==========     ==========

(c) Marketable securities

Under U.S. GAAP, investments classified as available-for-sale are carried at fair value, with any unrealized gain or loss recorded as a separate component of equity. The decline in fair value below the amortized cost relating to individual marketable securities should be recorded through earnings if considered other than temporary. Therefore, in 2003 the fair value decline below carrying value ((euro)0.2 million), which had been recorded as a separate component of equity in 2000, was recorded to net income (loss) under U.S. GAAP.

(d) Goodwill and fair value translation adjustments

In connection with the revision of IAS 21 in 2003 the difference between IFRS and US GAAP with regards to the translation of goodwill and fair value adjustments arising from the acquisition of foreign entities was eliminated. Dynea International applies the revised standard prospectively to all acquisitions occuring on or after January 1, 2004. Goodwill and fair value adjustments arising from the acquisition of foreign entities before January 1, 2004 were translated at the exchange rate at the date of acquisition. Under U.S. GAAP, SFAS 52 "Foreign Currency Translation" requires these amounts to be translated at the exchange rate at each balance sheet date. This remaining translation adjustment is included in comprehensive income under U.S. GAAP.

On January 1, 2004, Dynea International early adopted IFRS 3 resulting in derecognition of negative goodwill with a corresponding adjustment to the opening balance of retained earnings under IFRS.The cumulative amount of excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost recognized amounted to
(euro)14.1 million at December 31, 2003. Under SFAS 142, the excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is allocated to long-lived assets of acquired companies and depreciated over their useful life. Therefore, the amount recognized in retained earnings on January 1, 2004 under IFRS is reversed under US GAAP.

(e) Reversal of Amortization of Goodwill

Amortization of Goodwill
------------------------
In accordance with IFRS, Dynea International amortized all intangible assets including goodwill on a straight-line basis over the expected useful lives of the assets until December 31, 2003. After the issuance of IFRS 3 in 2004, goodwill and intangible assets with indefinite lives are no longer amortized after January 1, 2004, but are subject to an annual impairment test similarly to the provisions of SFAS 142, "Goodwill and Other Intangible Assets", which was adopted by Dynea International on January 1, 2002. The U.S.GAAP adjustment still remaining reverses the amortization expense recorded under IFRS before the adoption of IFRS 3.

Impairment of Goodwill
----------------------
Dynea International has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new requirements of SFAS 142. The company has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortize these over their remaining useful lives.

As of January 1, 2002, Dynea International performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the transitional impairment test, Dynea International determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value. The Company also completed its annual impairment test required by SFAS 142 during the fourth quarter of 2002, 2003 and 2004, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flow. No impairment was recognized.

(f) Discontinued operations

In December 2002, Dynea International's Board of Directors approved a detailed formal plan to sell its Oil Field Chemicals business segment. On January 28, 2003 the disposal of the business segment to M-I L.C.C. was completed. The deal became effective as of January 1, 2003 and included Oil Field Chemicals business in Norway, the subsidiaries in Australia, Great Britain, Indonesia, Middle-East and Singapore, and the shares of an associated company in India. The income from discontinued operations is presented separately from the income from continuing operations. The adjustment ((euro)2.8 million in 2003) relates to the translation of goodwill relating to the units sold (see (d) Translation Adjustments).

(g) Treatment of excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost

Effective January 1, 2003 Dynea International acquired from its parent company Dynea the Chemitec companies consisting of Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of (euro)36.2 million. The acquisition was regarded as a transaction between parties under common control and handled as uniting of interest. The transaction resulted in a excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost of (euro)15.0 million, which was credited against goodwill under IFRS and recognised as income in the line depreciation and amortization over 17 years. Under SFAS 142 excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is allocated to long-lived assets of acquired companies and depreciated over their useful life. This leads to lower depreciation charges of these assets compared to IFRS. The difference between IFRS and U.S. GAAP was therefore eliminated when IFRS 3 was issued in 2004. However, as IFRS 3 is applied prospectively, an adjustment remains with the acquisition of the Chemitec companies.

(h) One-time termination benefits

In December 2003, the Board of Directors of Dynea Chemicals approved a detailed formal plan to relocate the production from Engene to Lillestr0m during 2004. Under IFRS the company recognizes a liability for termination benefits when it has a constructive obligation to provide these benefits, thus, a liability was recognized in 2003. According to FAS 146 one-time termination benefits are measured at the communication date and then recognized ratably over the future service period. The employees were terminated in 2004 and thus, under US GAAP the cost was recognized in its entirety in 2004.

(i) Major overhaul costs

Under IFRS, the early adoption of IAS 16 (revised) at January 1, 2004 resulted in a change in the accounting for major overhaul costs: such costs are now capitalized as part of the cost of an asset. Under U.S. GAAP the costs of major overhauls are expensed as incurred. As the change in the IFRS accounting policy is applied retrospectively starting from the earliest year presented, that is, from January 1, 2002 onwards, an adjustment is shown in the U.S. GAAP reconciliation for all years presented.

(j) New accounting standard

In January 2003, the FASB (Financial Accounting Standards Board) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was amended in December 2003 when the FASB issued FIN 46-R. Under the interpretation, as amended, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE.

FIN 46-R is effective for Dynea International's December 31, 2004 financial statements for any new arrangements created after December 31, 2003. Dynea International has identified one new arrangement that was created late in 2004 and therefore is in the scope of the new standard already as of December 31, 2004. The impact of this arrangement on the Company's December 31, 2004 financial statements is however considered immaterial as the operations were only started in December 2004. The new arrangement will be evaluated in accordance with FIN 46-R starting from January 1, 2005. FIN 46-R is effective also for possible VIEs created before December 31, 2003 for Dynea International's December 31, 2005 financial statements and the Company is currently evaluating the impact on its results of operations and financial position under U.S. GAAP.

In November 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (revised ) (FAS 151). FAS 151 amends the guidance in ARB No. 43, Chapter 4, 'Inventory Pricing,' to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). FAS 151 requires that those items be recognized as current-period charges. In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. FAS 151 is effective for Dynea International for its year ended December 31, 2006. The new standard is not expected to have material impact on the Company's results of operations and financial position under U.S. GAAP.

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R). FAS 123R requires that companies expense the value of employee stock options and other awards. FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard. FAS 123R is effective for Dynea International for its year ended December 31, 2006. The Company is currently investigating the impact of the statement on the results of operations and financial position under U.S. GAAP.

In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets (FAS 153). FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. FAS 153 is effective for Dynea for nonmonetary exchanges occurring on or after January 1, 2006. The new standard is not expected to have material impact on the Company's results of operations and financial position under U.S. GAAP.

27.      Subsequent Events

On January 21, 2005, Dynea International and senior lenders signed an amendment letter to the senior credit agreement. The amendments include amended financial covenants for fourth quarter 2004 to fourth quarter 2006 and a commitment from the owners of Dynea International to make additional equity injections in cash of (euro)11.0 million in both 2005 and 2006 to Dynea Chemicals Oy. Additionally, a new redemption premium was included to the credit agreement, the redemption premium will be an amount equal to 0.50 % of the principal amount repaid or prepaid if such repayment or prepayment occurs after 30 November 2005 but prior to 30 April 2006; and 1.50 % of the principal amount repaid or prepaid if such repayment or prepayment occurs on or after 30 April 2006.

Based on the authorisation by the extra general meeting of the shareholders, the Board of Directors of Dynea Oy have decided in January 2005 to grant an offer in total 3.296.800 share options to the B-shareholders of Dynea Oy being current key managers employed by Dynea Oy and its subsidiaries of Dynea International Oy. Under IFRS 2, Share-based payment transactions require an expense to be recognized in Dynea International when share options are granted as part of the remuneration package to its key managers. The share options in Dynea Oy are measured at fair value and the charge will be reflected in the financial statements of Dynea International in 2005.

Dynea International's reportable primary business segments have been changed to four geographical areas, Europe, North America, Asia Pacific and South America following the new business structure announced on March 21, 2005.

             Report of Independent Registered Public Accounting Firm



         Partners

         Methanor v.o.f.

We have audited the accompanying balance sheets of Methanor v.o.f. (Partnership) as of December 31, 2004 and 2003, and the related statements of income and changes in partners'capital, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Netherlands and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Methanor v.o.f. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the Netherlands and comply with the financial reporting requirements included in Part 9, Book 2 of the Netherlands Civil Code.

Accounting principles generally accepted in The Netherlands vary in certain respects from accounting principles generally accepted in the United States. The application of the latter did affect the determination of net income for the year ended December 31, 2004, and the determination of partners' capital at December 31, 2004 as summarized in Note 5 to the financial statements.



Ernst & Young Accountants


Groningen, The Netherlands
January 31, 2005

                                 Methanor v.o.f.
                                 Balance Sheets
                         (Amounts in thousands of euro)





                                                            December 31,      December 31,
                                                                2004              2003
                                                        -----------------  ----------------
Assets
Non-current assets
        Property, plant and equipment, net                 (euro) 38,286      (euro) 35,424

Current assets
        Inventories                                               10,355              7,352
        Trade accounts receivable, net                            19,880             19,771
        Receivables from partners                                  4,090              3,666
        Other debtors                                                 57              1,682
        Pre-payments                                                  50                406
        Cash and cash equivalents                                 24,239             10,083
        Total current assets                                      58,671             42,960
                                                        ----------------   ----------------
Total assets                                               (euro) 96,957      (euro) 78,384
                                                        ================   ================

Partners' capital and liabilities
Partners' capital
        Partners' capital                                  (euro) 15,882     (euro) 15,882
        Undistributed profit                                      51,291            40,669
        Total capital                                             67,173             56,551


Non-current liabilities
        Provisions                                                  500                500

Current liabilities
        Trade creditors                                          24,035             16,033
        Amounts owed to partners                                  4,451              3,903
        Other current liabilities                                   798              1,397
                                                        ----------------   ----------------
Total current liabilities                                        29,284             21,333

                                                        ----------------   ----------------
Total partners' capital and liabilities                   (euro) 96,957      (euro) 78,384


   The accompanying notes are an integral part of these financial statements.

                                 Methanor v.o.f.
              Statements of Income and Changes in Partners' Capital
                         (Amounts in thousands of euro)


                                   Year Ended       Year Ended       Year Ended
                                  December 31,     December 31,     December 31,
                                      2004             2003             2002
                                ---------------- ---------------- -----------------

Net sales to external parties   (euro) 153,442   (euro) 157,624    (euro) 116,222
Net sales to related parties            32,742           50,081            46,742
                                --------------   --------------   ---------------
Total net sales                        186,184          207,705           162,964
Cost of sales                          151,685          166,024           141,345
                                --------------   --------------   ---------------
Gross profit                            34,499           41,681            21,619

Selling and distribution costs          11,025           12,156            11,156
General and administration costs         1,321            1,164             1,132
Other operating (income) expense         (125)             (46)               302
                                --------------   --------------   ---------------
Total operating expenses                12,221           13,274            12,590

Operating income                        22,278           28,407             9,029

Interest income                            344              227               190
Interest expense                             -                -                 -
                                --------------   --------------   ---------------
Net income                       (euro) 22,622    (euro) 28,634      (euro) 9,219
                                ==============   ==============   ===============



                                               Year Ended     Year Ended     Year Ended
                                                 December      December        December
Changes in Partners' Capital:                    31, 2004      31, 2003       31, 2002
                                               -----------------------------------------
Partners' Capital
Balance at the beginning and end of the year (euro) 15,882 (euro) 15,882  (euro) 15,882

Undistributed Profits
Balance at the beginning of the year         (euro) 40,669 (euro) 31,035   (euro) 21,816
Partnership distribution                           (12,000)      (19,000)              -
Net income                                          22,622        28,634           9,219
                                             ------------- -------------   -------------
Balance at the end of the year               (euro) 51,291 (euro) 40,669   (euro) 31,035
                                             ------------- -------------   -------------
Total Capital                                (euro) 67,173 (euro) 56,551   (euro) 46,917
                                             ============= =============   =============


   The accompanying notes are an integral part of these financial statements.

                                 Methanor v.o.f.
                            Statements of Cash Flows
                         (Amounts in thousands of euro)



                                                                           Year Ended     Year Ended      Year Ended
                                                                          December 31,   December 31,    December 31,
                                                                              2004           2003            2002
                                                                         --------------  -------------  --------------

Net income                                                                (euro) 22,622 (euro) 28,634    (euro) 9,219

Adjustments to reconcile net income to cash flow from operations:
      Depreciation                                                                4,743         4,178           2,147
      Decrease (increase) in inventory                                          (3,003)       (2,794)           9,263
      Decrease (increase) in trade accounts receivables                           (109)         (582)         (8,464)
      Decrease (increase) in other assets                                         1,557       (2,500)           2,133
      Increase (decrease) in trade creditors                                      8,002       (6,606)          10,460
      Increase (decrease) in other liabilities                                     (51)         3,728         (4,847)
      Increase in provisions                                                          -             -             394
                                                                         -------------- -------------- --------------
Cash provided by operating activities                                            33,761        24,058          20,305
                                                                         -------------- -------------- --------------

Cash used in investing activity:

Purchases of tangible fixed assets                                              (7,605)       (9,888)        (13,585)
                                                                         -------------- -------------- --------------

Cash used in financing activity:

Partnership distribution                                                       (12,000)      (19,000)               -
                                                                         -------------- -------------- --------------

      Increase (decrease) in cash and cash equivalents                           14,156       (4,830)           6,720

      Cash and cash equivalents--beginning balance                        (euro) 10,083 (euro) 14,913    (euro) 8,193
      Cash and cash equivalents--ending balance                           (euro) 24,239 (euro) 10,083   (euro) 14,913


   The accompanying notes are an integral part of these financial statements.

                                 Methanor v.o.f.
                          Notes to Financial Statements
                         (Amounts in thousands of euro)





1.  Description of Business

Methanor v.o.f. ("Methanor") is a European methanol producer with a production facility in Delfzijl, The Netherlands. Methanor is organized as a partnership and is ultimately owned by: Dynea International (40%), Akzo Nobel (30%), and DSM (30%) (collectively, the "Partners").

2.  Summary of Significant Accounting Policies

Basis of presentation
The financial statements are prepared in accordance with accounting principles generally accepted in The Netherlands and the requirements included in Part 9, Book 2 of the Netherlands Civil Code. All assets and liabilities are stated at their face value unless otherwise mentioned.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in The Netherlands requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Related party transactions
Methanor contracts with its Partners for several key services including personnel, maintenance, capital projects, environmental remediation, lease of property, and legal. Methanor also sells methanol to all its Partners. Management believes that all transactions are conducted at arms-length. Significant expenditures are approved by the board of directors, on which each Partner is represented. Amounts due to and due from the Partners are included on the balance sheets.

Property, plant and equipment
Property, plant and equipment are stated at cost less accumulated depreciation. The cost of additions and improvements are capitalized, while maintenance and repairs are charged to expense when incurred. Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful life of 10 years. Property, plant and equipment are reviewed for impairment whenever events or circumstances indicate the carrying value of the asset may not be recoverable. No impairment was recorded in any of the years presented.

Inventories
Inventories consist of the following:

                     December 31,      December 31,
                         2004              2003
                   ----------------------------------
Catalysts            (euro) 2,891      (euro)1,957
Methanol                    7,464            5,395
                   --------------   --------------
                    (euro) 10,355     (euro) 7,352

Catalysts are amortized over the expected lifetime of the catalyst. Methanol is valued at the lower of cost (using the average cost method) or market value. The cost of methanol at the end of the period is equal to the standard production costs including current market value of the energy costs (which approximates cost). Raw materials and catalysts used in the production of methanol are received from three and two different suppliers, respectively.

Accounts receivable
Accounts receivable are carried at nominal value less a provision for doubtful accounts from which it is expected that these cannot or cannot partly be collected. The provision amounts to (euro) 100 at December 31, 2004 and 2003.

Cash and cash equivalents
Cash equivalents consist of highly liquid deposits which are readily convertible into cash and have maturities of three months or less at the date of acquisition.


Partnership Distribution
According to article 8 of the partnership agreement the Partners will agree which part of the profit will be distributed.

Borrowings
Methanor has an (euro) 18,200 debt facility available with a commercial bank. No amounts are outstanding under this facility at December 31, 2004 and 2003. The facility is guaranteed by the Partners.

Taxes
As Methanor is organized as a partnership, all income taxes are the responsibility of the Partners. Methanor forms part of a value added tax fiscal unity and each member of the unity is severally liable for the payment of the value added tax due by the unity.

Employee benefits
Methanor does not have any employees. All employee costs are paid by the Partners and Methanor reimburses the Partners for the costs of the employees.

Provisions
Provisions consist of expected soil remediation costs required under Dutch law at its operating facility. Provisions are recognized when Methanor has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reasonable estimate of the amount of the obligation can be made. The provision was estimated by Methanor with assistance from environmental specialists from DSM's Chemelot unit and is not discounted. It is possible that Methanor's estimate of the provision for soil remediation costs may change in the future or that actual costs may deviate from the current provision.

Revenue recognition
Methanor recognizes revenue when all of the following factors have occurred: persuasive evidence of an arrangement exists, amounts due from customers are fixed, determinable and deemed collectible, and delivery has occurred. These factors are typically met upon delivery of methanol to the customer. Approximately 18%, 23% and 27% of Methanor's revenue during 2004, 2003 and 2002, respectively, related to sales to entities affiliated with its Partners.

Foreign currencies
Monetary assets and liabilities in currencies other than euro are translated at the exchange rate prevailing at the balance sheet date and recorded as a gain or loss and included in selling and distribution costs.


3.  Property, Plant, and Equipment


                                                                               Other
                                               Land and         Plant and     Tangible   Construction
                                               Buildings        Machinery      Assets     in Progress           Total
                                               ------------------------------------------------------------------------

Cost at December 31, 2003                   (euro) 3,992  (euro) 139,729    (euro) 387   (euro) 3,995  (euro) 148,103
Additions                                            174          11,017             9         (3,595)          7,605
Disposals                                              -            (889)          (10)                          (899)
                                            ------------  ---------------   -----------  ------------- ---------------
Cost at December 31, 2004                   (euro) 4,166  (euro) 149,857    (euro) 386     (euro) 400  (euro) 154,809
                                            ============  ===============   ===========  ============= ===============

Accumulated depreciation, at December 31,   (euro) 3,323  (euro) 109,099    (euro) 257     ( euro)  - (euro) 112,679
2003
Depreciation expense                                  34           4,670            39              -          4,743
Disposals                                              -            (889)         (10)              -           (899)
                                            ------------  ---------------   -----------  ------------- ---------------
Accumulated depreciation, at December 31,
2004                                        (euro) 3,357   (euro) 112,880   (euro) 286      (euro)  - (euro) 116,523
                                            ============  ===============   ===========  ============= ===============

Net book value
December 31, 2003                             (euro) 669    (euro) 30,630   (euro) 130   (euro) 3,995  (euro) 35,424
December 31, 2004                             (euro) 809    (euro) 36,977   (euro) 100     (euro) 400  (euro) 38,286

4.  Commitments

Methanor leases the site where the production facility is located from Akzo Nobel and Dynea under a long-term lease expiring in 2054 with options to extend the term in 50 year increments unless notice is given by the lessor 10-years prior to expiration. The annual lease payments are indexed to inflation and Methanor paid (euro)210, (euro)208 and (euro)193 in rent expense during 2004, 2003 and 2002, respectively. Methanor's minimum lease commitments are as follows:

2005                                              (euro)     210
2006                                                         210
2007                                                         210
2008                                                         210
2009                                                         210
Thereafter                                                 9,450
Total                                                 ----------
                                                    (euro)10,500

At the expiration of its long-term lease, Methanor is obligated to remove all physical structures, including plants, from the leased land. This obligation is not included in the balance sheet due to the long-term nature of the lease and the continuation of production for an undefined period of time.

Methanor has purchase commitments of (euro) 177 of fixed assets during 2005, and incurred total purchase costs under these commitments of (euro)106 and (euro)111 during 2004 and 2003, respectively.

5. Partners' Capital and Net Income under Accounting Principles Generally Accepted in the United States

The financial statements have been prepared in accordance with generally accepted accounting principles in The Netherlands ("Dutch GAAP"), which differ in certain respects from generally accepted accounting principles in the United States ("U.S. GAAP"). The application of U.S. GAAP did impact the determination of net income for the year ended December 31, 2004 and Partners' Capital at December 31, 2004 by the accounting for asset retirement obligations. The initial amount at January 1, 2003 under Property, plant and equipment and under Provisions would be (euro) 256 (discounted at 8%). We have not utilized a market premium in our calculation because we do not believe a reasonable estimate can be made at this time due to the period of time currently projected for the liability to be settled (in approximately 50 years). The depreciation in 2004 would be (euro) 6 (2003 (euro) 6) and the interest expense in 2004 would be
(euro) 22 (2003 (euro) 20). This results in a reduction of net income and on Partners' Capital under US GAAP for the year ended December 31, 2004 of (euro) 28 (2003 (euro) 26).

Reclassification Adjustments
In the 2004 Dutch GAAP financial statements, inventory purchase or sale commitments are included or excluded in inventory, respectively. The following reclassification adjustments, which did not impact net income or Partners' Capital, are necessary to present the balance sheet in accordance with U.S. GAAP.

                                                         December 31,
                                                    2004           2003
                                                -----------------------------

Decrease in inventory                            (euro) 367     (euro) 577
Decrease in other current liabilities            (euro) 367     (euro) 577

                       Dynea Chemicals Oy and Subsidiaries

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholder and the Board of Directors of Dynea Chemicals Oy and its subsidiaries:

In our opinion the accompanying Consolidated Balance Sheets and the related Consolidated Income Statements, Statements of Changes in Equity and Cash Flow Statements present fairly, in all material respects, the financial position of Dynea Chemicals Oy and its subsidiaries ("the Company") at December 31, 2004 and 2003 and the results of their operations and their cash flows for the years ended December 31, 2004, 2003 and 2002 in conformity with International Financial Reporting Standards. These financial statements are the responsibility of the Company's Board of Directors and management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States), which require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

As discussed in Note 2, Dynea Chemicals Oy adopted International Accounting Standard ("IAS") 1 (revised 2003) Presentation of Financial Statements, IAS 21 (revised 2003) The Effect of Changes in Foreign Exchange Rates, IAS 24 (revised
2003) Related Party Disclosures, International Financial Reporting Standard 3 Business Combinations, IAS 36 (revised 2003) Impairment of Assets and IAS 38 (revised 2003) Intangible Assets in 2004.

International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

Helsinki, April 18, 2005

PricewaterhouseCoopers Oy
Authorized Public Accountants



Kim Karhu
Authorized Public Accountant

                                       Dynea Chemicals Oy and Subsidiaries
                                            Consolidated Balance Sheet
                                         (all amounts in (euro) millions)


                                                                                 As at             As at
                                                                  Notes     December 31, 2004  December 31, 2003
                                                                  ----------------------------------------------
Assets
Non-current assets
       Property, plant and equipment, net                           5        (euro) 380.5       (euro) 410.9
       Intangible assets                                            6               191.6              178.9
       Investments in associates and joint ventures (1)             2,7              55.9               44.7
       Other non-current assets                                                       2.8                2.9
                                                                                      ---                ---
       Total non-current assets                                                     630.8              637.4
                                                                                    -----              -----
Current assets
       Inventories                                                  8                70.2               59.2
       Accounts receivable and prepayments                          9               131.6              115.3
       Taxes currently receivable                                                     4.5                5.9
       Other current assets                                                           3.9                7.0
       Cash and cash equivalents                                                     27.6               21.2
                                                                                     ----               ----
       Total current assets                                                         237.8              208.6
                                                                                    -----              -----
Total assets                                                                        868.6              846.0
                                                                                    =====              =====

Equity and liabilities
Capital and reserves attributable to Company's equity holders
       Share capital                                                12               63.2              283.5
       Related party transactions                                   23               36.5               27.6
       Cumulative translation adjustment                                            (43.1)             (41.6)
       Accumulated loss                                             2                16.0             (197.1)
                                                                                     ----            -------
       Total capital and reserves                                                    72.6               72.4
Minority interest                                                   2                 9.2                9.9
                                                                                      ---                ---
Total Equity                                                                         81.8               82.3
                                                                                     ----               ----

Non-current liabilities
       Borrowings                                                   13              460.2              455.7
       Pension liabilities                                          15               16.7               17.3
       Provisions                                                   16                8.8                9.4
       Deferred tax liabilities (1)                                 2,14             34.9               44.1
       Other non-current liabilities                                                  1.0                3.5
                                                                                      ---                ---
       Total non-current liabilities                                                521.6              530.0
                                                                                    -----              -----
Current liabilities
       Accounts payable                                             17              103.0               86.4
       Accrued liabilities                                          18               28.9               30.2
       Borrowings                                                   13               95.9               80.6
       Pension Liabilities                                          15                0.8                 --
       Provisions                                                   16                2.1                2.6
       Taxes currently payable                                                       11.3                8.9
       Other current liabilities                                                     23.2               25.0
                                                                                     ----               ----
       Total current liabilities                                                    265.2              233.7
                                                                                    -----              -----
Total liabilities                                                                   786.8              763.7
                                                                                    -----              -----
Total equity and liabilities                                                 (euro) 868.6       (euro) 846.0
                                                                             ============       ============

(1) Comparative figures have been adjusted for the retrospective application of IAS 16 (revised).

         On April 18, 2005, Dynea Chemicals Oy's Board of Directors authorized these financial statements for issue.

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                       Dynea Chemicals Oy and Subsidiaries
                          Consolidated Income Statement
                        (All amounts in (euro) millions)


                                                                        Year Ended          Year Ended          Year Ended
                                                          Notes     December 31, 2004   December 31, 2003   December 31, 2002
                                                        ----------- ------------------ -------------------- ------------------

Sales                                                   4              (euro) 1,065.0         (euro) 979.0       (euro) 955.8

Cost of sales                                           5,6,15,20             (935.0)              (857.8)            (798.0)

Gross profit                                                                    130.0                121.2              157.8

Other operating income                                                           11.9                 12.3               13.8
Selling and distribution expenses                       5,6,15,20              (30.0)               (32.8)             (41.3)
Research and development expenses                       5,6,15,20              (20.2)               (20.0)             (17.6)
Administrative expenses                                 5,6,15,20              (56.3)               (56.0)             (54.9)
Other operating expenses                                16                      (6.3)                (8.7)             (14.0)
(Loss)/profit on sale of discontinued operations        21                      (1.9)                  1.4                 --
Impairment write-downs                                  5,6                     (8.1)                (4.4)                 --
Amortization of goodwill                                6                          --               (11.1)             (14.6)

Operating profit                                                                 19.1                  1.9               29.2

Finance costs                                           22                     (55.1)               (60.7)             (49.2)
Share of income in associates and joint ventures1)      2,7                      15.7                 13.1                3.9
                                                                                 ----                 ----                ---

Loss before income taxes                                                       (20.3)               (45.7)             (16.1)

Income tax benefit/ (expense)(1)                        2,14                      0.7               (18.9)                5.0

Loss for the year                                                       (euro) (19.6)        (euro) (64.6)      (euro) (11.1)
                                                                        =============        =============      =============

Attributable to
Equity holders of the Company                                                  (21.3)               (66.0)             (13.6)
                                                                               ------               ------             ------
Minority interest                                       2                         1.7                  1.4                2.5
                                                                                  ---                  ---                ---
Loss for the year                                                       (euro) (19.6)        (euro) (64.6)      (euro) (11.1)
                                                                        =============        =============      =============


(1) Comparative figures have been adjusted for the retrospective application of IAS 16 (revised).

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                       Dynea Chemicals Oy and Subsidiaries
                   Consolidated Statement of Changes in Equity
            (All amounts in (euro) millions except share information)


                                                                              Cumulative
                                    Shares    Issued and Paid Related Party   Accumulated   Translation   Minority      Total
                                    Issued     Share Capital   Transactions   Profit/(Loss) Adjustment    Interest      Equity
                                    ------    --------------- -------------  -------------- -----------   --------      ------
                                                                                  (1)
Balance, December 31, 2001        16,440,342       276.5            36.8         (119.2)        (25.0)        10.0        179.1
Effect of adopting IAS 16
(revised)                              --             --              --            1.7            --           --          1.7
Shares issued                        416,201         7.0              --             --            --           --          7.0
Group contribution (Note 23)           --             --            (5.9)            --            --           --         (5.9)
Net loss for the year                  --             --              --          (13.6)           --          2.5        (11.1)
Translation adjustment                 --             --              --             --         (30.9)          --        (30.9)
Dividends to minority                  --             --              --             --            --         (1.5)        (1.5)
Balance, December 31, 2002        16,856,543       283.5            30.9         (131.1)        (55.9)        11.0        138.4
Group contribution (Note 23)           --             --             5.7             --            --           --          5.7
Transaction under common control
(Note 1)                               --             --            (9.0)            --            --           --         (9.0)
Net loss for the year                  --             --              --          (66.0)           --          1.4        (64.6)
Translation adjustment                 --             --              --             --          14.3         (1.2)        13.1
Dividends to minority                  --             --              --             --            --         (1.3)        (1.3)
Balance, December 31, 2003        16,856,543       283.5            27.6         (197.1)        (41.6)         9.9         82.3
                                  ==========       =====            ====         =======        ======         ===         ====
Effect of adopting IFRS 3
business combinations (Note 2)         --             --              --           14.1            --           --         14.1
Capital decrease                       --         (220.3)             --          220.3            --           --           --
Group contribution (Note 23)           --             --             8.9             --            --           --          8.9
Net loss for the year                  --             --              --          (21.3)           --          1.7        (19.6)
Translation adjustment                 --             --              --             --          (1.5)        (1.3)        (2.8)
Dividends to minority                  --             --              --             --            --         (1.1)        (1.1)
Balance, December 31, 2004        16,856,543  (euro)63.2     (euro) 36.5    (euro) 16.0  (euro) (43.1)  (euro) 9.2  (euro) 81.8
                                  ==========  ==========     ===========    ===========  =============  ==========  ===========

----------------------------------
(1) Comparative figures have been adjusted for the retrospective application of IAS 16 (revised).

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                       Dynea Chemicals Oy and Subsidiaries
                        Consolidated Cash Flow Statement
                        (All amounts in (euro) millions)


                                                                                             Year Ended   Year Ended    Year Ended
                                                                                              December     December      December
                                                                                  Notes       31, 2004     31, 2003      31, 2002
                                                                                              --------     --------      --------

Cash generated from operations                                                     24           57.0         63.5          87.0
                                                                                                ----        -----          ----

  Interest received                                                                              0.7          1.0           0.9
  Interest paid                                                                                (49.5)       (44.4)        (65.6)
  Other financial income and expense                                                             2.6         21.4           2.4
  Dividends from associates                                                                      6.2          9.0           1.3
  Income taxes paid                                                                             (4.8)        (8.8)        (10.6)
                                                                                                -----        -----        ------

  Net cash provided by operating activities                                                     12.2         41.7          15.4
                                                                                                ----         ----          ----

Investing activities
  Acquisition of subsidiaries and associates, net of cash
  acquired (euro)0.0, (euro)1.2 and (euro)0.1 million in 2004, 2003 and 2002        1           (1.9)       (36.2)         (1.1)
  Disposal of businesses, net of cash disposed (euro)1.7 in 2003                   21           (2.8)        73.9           --
  Purchase of property, plant, and equipment and intangibles                       5, 6        (22.3)       (29.3)        (25.0)
  Proceeds from sales of property, plant, and equipment and
   intangibles                                                                     5, 6          2.6          2.7           1.0

  Cash (used in)/provided by investing activities                                              (24.4)        11.1         (25.1)
                                                                                               ------        ----         ------

Financing activities
  Issuance of share capital/capital contributions                                  12, 23                     --           15.2
                                                                                                 8.9
  Dividends to minority shareholders                                                            (1.1)        (1.3)         (1.1)
  Repayments on long-term borrowings                                               13           16.8        (36.0)        (15.4)
  Net (payments) from short-term borrowings                                        13           (5.5)       (23.5)        (16.8)

  Cash (used in)/provided by financing activities                                               19.1        (60.8)        (18.1)
                                                                                                 ----       ------        ------

  Increase/(decrease) in cash and cash equivalents                                               6.9         (8.0)        (27.8)
  Effects of exchange rate changes                                                              (0.5)        (2.6)          0.3
  Cash and cash equivalents--beginning balance                                                  21.2         31.8          59.3
                                                                                                ----         ----          ----
  Cash and cash equivalents--ending balance                                              (euro) 27.6  (euro) 21.2   (euro) 31.8
                                                                                         ===========  ===========   ===========


              The accompanying notes are an integral part of these
                       consolidated financial statements.

                       Dynea Chemicals Oy and Subsidiaries
           Notes to the Consolidated Financial Statements (continued)
            (All amounts in (euro) millions unless otherwise stated)

1.       Description of business

Formation
Dynea Chemicals Oy, formerly Neste Chemicals Oy (the "Company" or "Guarantor"), is a limited liability company, domiciled in Helsinki, Finland, which was founded on September 8, 1999, and registered with the Finnish Trade Register on September 13, 1999. On November 30, 1999, Dynea Chemicals acquired all of the assets and liabilities of the specialty chemicals operations of Fortum Oyj ("Fortum"), a company controlled by the Finnish government, including substantially all of the shares held by Neste Chemicals Benelux Holdings B.V., a company wholly owned by Fortum. The acquisition of the Fortum specialty chemicals business and Neste Chemicals Benelux Holdings B.V. was accounted for as a purchase business combination. The Company's address is Siltasaarenkatu 18-20, 00530, Helsinki, Finland, and our telephone number is + 358 10 585 2000.

Prior to August 2000, the operations and financial statements of the Guarantor, Dynea Chemicals Oy, were the same as all of the operations and related consolidated financial statements of Dynea International Oy.

Dynea Chemicals is in the business of developing, manufacturing, marketing, and selling industrial adhesion and surfacing solutions with a product portfolio of adhesive resins and binders, and paper overlays, and operates primarily in Europe, North and South America, and Asia/Pacific regions.

Acquisitions

Chemitec
--------
Effective January 1, 2003 Dynea Chemicals acquired from its parent company Dynea the Chemitec companies Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of (euro)36.2 million. The acquisition was accounted for as a transaction between parties under common control, resulting in similar treatment to a pooling of interests. The value of net identifiable assets of the companies was (euro)45.2 million at the date of acquisition. The resulting difference of (euro)9.0 million was recorded as an adjustment to equity.

The gross amount of excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost of (euro)16.0 was recognized. The cumulative amount of excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost recognized amounted to (euro)14.1 million at December 31, 2003. In January 1, 2004, Dynea Chemicals early adopted the IFRS 3 Business Combinations resulting in derecognizing of negative goodwill with a corresponding adjustment to the opening balance of retained earnings.

A summary of the net identifiable assets purchased are as follows:


       Property, plant and equipment                              (euro) 40.1
       Other assets less liabilities                                      5.1
                                                                          ---
  Net Identifiable Assets                                                45.2
  Purchase price                                                         36.2
                                                                         ----
  Difference taken to shareholders' equity                        (euro) (9.0)
                                                                  ============

2. Summary of significant accounting policies

Basis of presentation
The consolidated financial statements are prepared in accordance with and comply with International Financial Reporting Standards ("IFRS") and are prepared under the historical cost convention except as discussed in the accounting policies below, for example trading and available-for-sale investments and derivative financial instruments are shown at fair value.

Adoption of revised standards
In 2004, Dynea International adopted the IFRS below, which are relevant to its operations. The 2003 accounts have been amended as required, in accordance with the relevant requirements. All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards.


IAS 1 (revised 2003) Presentation of Financial Statements
IAS 2 (revised 2003) Inventories
IAS 8 (revised 2003) Accounting Policies, Changes in Accounting Estimates and Errors
IAS 10 (revised 2003) Events after the Balance Sheet Date
IAS 16 (revised 2003) Property, Plant and Equipment
IAS 17 (revised 2003) Leases
IAS 21 (revised 2003) The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003) Related Party Disclosures
IAS 27 (revised 2003) Consolidated and Separate Financial Statements
IAS 28 (revised 2003) Investments in Associates
IAS 31 (revised 2003) Interest in Joint Ventures
IAS 32 (revised 2003) Financial Instruments: Disclosure and Presentation
IAS 39 (revised 2003 and 2004) Financial Instruments: Recognition and
Measurement
IFRS 2 (issued 2004) Share-based Payment
IFRS 3 (issued 2004) Business Combinations
IAS 36 (revised 2004) Impairment of Assets
IAS 38 (revised 2004) Intangible Assets
IFRS 5 (issued 2004) Non-current Assets Held for Sale and Discontinued
Operations

The early adoption of IAS 1, 2, 8, 10, 17, 24, 27, 28,31 and 32 (all revised
2003) did not result in substantial changes to the Dynea International's accounting policies. In summary:

         o IAS 1 (revised 2003) has affected the presentation of minority interest and other disclosures.

         o IAS 2, 8, 10, 17, 27, 28, 31, 32 and 39 had no material effect on the Company's policies.

         o IAS 24 (revised 2003) has affected the identification of related parties and some other related-party disclosures.

         The early adoption of IAS 16 (revised) resulted in a change in the accounting policies for capitalizing major overhaul costs. Previously major overhaul costs were recognized as an expense as incurred. The IAS 16 (revised) requires that Dynea International capitalizes overhaul expenses as a component of asset.. The adoption IAS 16 (revised) resulted in the following changes:

                                                                    Year Ended         Year Ended       Year Ended
                                                                   December 31,       December 31,     December 31,
                                                                       2004               2003             2002
                                                                       ----               ----             ----
    Increase (decrease) in share of income in associates           (euro) 2.0       (euro) (1.6)        (euro) 0.6
    and joint ventures
    Increase (decrease) in income tax benefit/(expense)                  (0.7)              0.5               (0.2)
                                                                         -----              ---               -----
                                                                          1.3              (1.1)               0.4
    (Increase) decrease in loss for the year                               ===             =====               ===


    Increase in investments in associates and joint
    ventures                                                              3.5               1.5                3.1
    Increase in accumulated profit/(loss)                                 2.3               1.0                2.1
    Increase (decrease) in deferred tax liabililities                     1.2               0.5                1.0


         The early adoption of IAS 21 (revised in 2003) resulted in a change in the accounting policy on the translation of goodwill and fair value adjustments arising from the acquisition of foreign entities. Goodwill and fair value adjustments on acquisitions occurring on or after January 1, 2004 are translated at the exchange rate at each balance sheet date instead of the exchange rate at the date of acquisition applied previously.

         IFRS 2 (issued 2004) will affect the accounting for share-based compensation, but the Company did not in 2004 have any such arrangements.

         The early adoption of IFRS 3, IAS 36 (revised 2004) and IAS 38 (revised
2004) resulted in a change in the accounting policy for goodwill. Until 31 December 2003, goodwill was:

         o Amortized on a straight line basis over its estimated useful life, not to exceed 20 years; and

         o Assessed for an indication of impairment at each balance sheet date.

         In accordance with the provisions of IFRS 3, IAS 36 and IAS 38:

         o        Dynea International ceased its annual goodwill amortization of
                  (euro)11.1 million from 1 January 2004 and derecognized its negative goodwill of (euro)14.1 million with a corresponding adjustment to opening balance of retained earnings;

         o From the year ended 31 December 2004 onwards, goodwill is tested annually for impairment, as well as when there are indications of impairment.

         o The Group reassessed the useful lives of its intangible assets in accordance with the provisions of IAS 38. No adjustment resulted from this reassessment.

Use of estimates--The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the balance sheet date and the reported amounts of revenues and expenses in the reporting period. Actual results may differ from the estimates used in the financial statements. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Consolidation--The consolidated financial statements include the accounts of Dynea Chemicals Oy and all majority-owned subsidiaries in which Dynea Chemicals, directly or indirectly, has an interest of greater than one half of the voting rights or otherwise has power to exercise control over the operations. The purchase method of business combinations, in accordance with IFRS 3 (issued
2004), is used for acquisitions. Subsidiaries are consolidated from the date on which effective control is transferred to Dynea Chemicals and are no longer consolidated from the date of disposal. In determining whether consolidation is appropriate for non-wholly-owned subsidiaries, consideration is given to the rights the minority shareholders hold.

All significant inter-company items and transactions have been eliminated in consolidation. Where necessary, accounting policies for subsidiaries and acquired businesses have been changed to ensure consistency with the policies adopted by Dynea Chemicals.

Subsidiaries, which have been acquired with the exclusive intent to be sold within the subsequent one-year period have not been consolidated, but have been treated as assets held for sale in accordance with IFRS 5.

A listing of Dynea principal subsidiaries is set out in Note 25.

Minority interest represents the minority shareholders' proportionate share in the equity or income of Dynea Chemical's majority-owned subsidiaries: Beijing Dynea Chemical Industry Co. Ltd., PT Dynea Mugi Indonesia, PT Dynea Indria, Dynea (Thailand) Co. Ltd., Dynea Krabi Co Ltd. and Dynea Malaysia SDN BHD.

Related party transactions are discussed in Note 23.

Foreign currencies--Assets and liabilities of foreign subsidiaries are translated at the exchange rate prevailing at the balance sheet date. Revenues and expenses are translated using the average rates of exchange prevailing during the period. Exchange differences arising from the retranslation of the net investment in foreign subsidiaries and associated undertakings and of financial instruments, which are designated as and are hedges of such investments are taken to shareholders' equity. On disposal of the foreign entity, the cumulative amount of the translation difference is recognized as income or expense as part of the gain or loss on sale.

As Dynea Chemicals applied the revised IAS 21 as of January 1, 2004 goodwill and fair value adjustments arising on the acquisition of a foreign entity after January 1, 2004 are treated as assets and liabilities of the foreign entity and translated at the closing rate. Goodwill and fair value adjustments that arose on the acquisition of a foreign entity before the application of revised IAS 21 are treated as non-monetary assets and liabilities of Dynea Chemicals and are translated at the exchange rate at the date of acquisition.

The local currency financial statements of foreign entities operating in hyper-inflationary economies are restated using appropriate indices to current values at the balance sheet date before translation into Dynea Chemicals' reporting currency, in accordance with IAS 29.

Gains and losses on all other foreign currency transactions are included in finance costs in the Income Statement.

Property, plant and equipment--Property, plant and equipment have been stated at their fair value at the date of acquisition, and at December 31, 2004 and 2003 have been adjusted for accumulated depreciation. The cost of additions, improvements, and interest on construction are capitalized. Subsequent costs, including major maintenance costs, are capitalized only when the recognition criteria are satisfied. All other repairs and maintenance are charged to expense when incurred.

Upon sale, retirement, abandonment or other disposition of property, the cost and related accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in income.

Depreciation is calculated on the straight-line method to write off the cost of each asset to their residual values over their estimated useful life as follows:

         Buildings ..........................................    20 to 40 years
         Plant and machinery ................................     5 to 25 years
         Other tangible assets ..............................     5 to 20 years

Capitalized interest--Interest is capitalized on major capital expenditures during the period of time that is required to complete and prepare the property for its intended use, as part of the cost of the asset.

Intangible assets--Goodwill represents the excess of the cost of an acquisition over the fair value of Dynea Chemicals's share of the identifiable net assets of the acquired subsidiary or associated undertaking at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units for the purpose of impairment testing. Goodwill resulted from the foreign subsidiaries acquired before adopting IFRS 3 Business Combinations at January 1, 2004, is translated by the historical rates. Goodwill resulted from the foreign subsidiaries acquired after adopting IFRS 3 Business Combinations at January 1, 2004, is translated by the closing rates.

Other intangible assets have been stated at their fair value at the date of acquisition or represent costs incurred on development projects to the extent that such expenditures are expected to generate future economic benefits. Software costs are amortized over a useful life of 3 to 5 years. Other intangible assets, primarily patents, are amortized using the straight-line method over their useful lives, generally six years, and at December 31, 2004 and 2003, have been adjusted for accumulated amortization. Amortization expense is included in depreciation and amortization in the Income Statement.

Impairment--Dynea Chemicals assesses annually whether an indicator of impairment exists for both tangible and intangible assets, including goodwill. If an impairment indicator is present, Dynea Chemicals estimates the recoverable amount of the asset as the higher of the asset's net selling price or its value in use. Value in use is calculated based upon a discounted cash flow analysis. The carrying value of a long-lived asset is considered impaired when the recoverable amount from such asset is less than its carrying value. In that event, an impairment loss is recognized based on the amount by which the carrying value exceeds the recoverable amount.

Computer software development costs--Generally, costs associated with developing computer software programs are recognized as an expense as incurred. However, costs that are clearly associated with an identifiable and unique product that will be controlled by Dynea Chemicals and has a probable benefit exceeding the cost beyond one year are recognized as assets. Associated costs include staff costs of the development team and all directly attributable costs necessary to create and produce the asset.

Expenditures that enhance and extend the benefits of computer software programs beyond their original specifications and lives are recognized as capital improvements and are added to the original cost of the software. Computer software development costs recognized as assets are amortized using the straight-line method over the useful lives, not to exceed a period of five years.

Research and development--Research and development costs are expensed as incurred other than those incurred on certain development projects that are capitalized as intangible assets to the extent that such expenditures are expected to have future benefits. However, development costs initially recognized as expense are not recognized as assets in subsequent periods. Dynea Chemicals expensed research and development costs of (euro)20.2 million,
(euro)20.0 million and (euro)17.6 million for the years ended December 31, 2004, 2003 and 2002. Capitalized development costs were immaterial for all periods presented.

Inventories--Inventories are stated at the lower of cost or net realizable value. The cost of inventories is determined using the first in first out method. The cost of finished goods and work in progress comprises raw materials, direct labor, other direct costs and related production overheads, but excludes interest expense. Net realizable value is the estimate of the selling price in the ordinary course of business, less the costs to complete and sell the asset.

Accounts receivable--Accounts receivable are carried at anticipated realizable value. An estimate is made for doubtful receivables based upon a review of all outstanding amounts at the period-end. Bad debts are written off during the year in which they are identified.

Financial instruments-- Dynea Chemicals' financial instruments include cash and cash equivalents, accounts receivable, derivative instruments, accounts payable and borrowings. All purchases and sales of financial assets are recognised using settlement date accounting.

Dynea Chemicals enters into derivative financial instruments such as forward foreign exchange contracts to hedge its exposure against foreign currency fluctuations. Unrealized foreign exchange gains and losses on forward contracts are calculated by valuing the forward contract with the forward exchange rate prevailing on the balance sheet date and comparing that with the original amount calculated by using the forward rate prevailing at the inception of the contract. All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings. The foreign exchange forwards are entered into in order to hedge Dynea Chemicals against foreign exchange rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the foreign exchange forward contracts.

Dynea Chemicals enters into derivative financial instruments such as interest rate swaps, and futures contracts to hedge its exposure to interest rate risks. Interest receivable and payable under interest rate swaps is accrued and recorded as an adjustment to the interest income or expense related to the designated liability. Dynea Chemicals records the changes in fair values of the interest rate swaps and futures in the income statement. Further disclosures about financial instruments to which Dynea Chemicals is a party are provided in
Note 11. The interest rate swaps and futures are entered into in order to hedge against interest rate exposure, however, hedge accounting, as defined in IAS 39, is not applied to the interest rate swap agreements or futures contracts.

Dynea Chemicals enters into derivative financial instruments such as commodity swap contracts in order to hedge its exposure against raw material price fluctuations. Unrealized gains and losses on commodity swaps are calculated by valuing the contracts with quoted market prices prevailing on the balance sheet date and comparing that with the original amount calculated by using the market price at the inception of the contract. All commodity derivative contracts are marked-to-market at each balance sheet date through current period earnings. The commodity derivative contracts are entered into in order to hedge Dynea Chemicals against raw material price movements, however, hedge accounting, as defined in IAS 39, is not applied to the commodity derivatives contracts.

Investments in associates and joint ventures--Investments in associated undertakings and joint ventures are accounted for by the equity method of accounting. Associates are undertakings over which Dynea Chemicals controls between 20% and 50% of the voting rights, and over which Dynea Chemicals has the ability to exercise significant influence, but which it does not control. Joint ventures are entities that Dynea Chemicals jointly controls with one or more other parties under a contractual arrangement.

Equity accounting involves recognizing in the income statement, Dynea Chemicals' share of the associates' and joint ventures' profit and loss for the year. Dynea Chemicals' interest in the associate or joint venture is carried in the balance sheet at an amount that reflects its share of the net assets of the associate or joint venture and includes goodwill on acquisition.

Accounting for leases--Leases of property, plant and equipment where a significant portion of the risks and rewards of ownership are effectively retained by the lessor are classified as operating leases. Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease. Leases of property, plant and equipment where Dynea Chemicals assumes substantially all the benefits and risks of ownership are classified as finance leases. Finance leases are capitalized at the estimated present value of the underlying lease payments, and are immaterial for all periods presented.

Cash and cash equivalents--Cash equivalents consist of highly liquid investments, which are readily convertible into cash and have maturities of three months or less at the date of acquisition. Cash equivalents also include restricted cash. The statement of cash flows was prepared in accordance with IAS 7.

Share capital--Ordinary shares are classified as equity. Issued but not fully paid capital represents shares, which have been issued to the shareholder but were not paid for at the balance sheet date. External costs directly attributable to the issue of new shares, other than on a business combination, are shown as a deduction, net of tax, in equity from the proceeds. Share issue costs incurred directly in connection with a business combination are included in the cost of acquisition.

Dividends-- Dividends on ordinary shares are recognized in equity in the period, in which they are declared and approved by the Board of Directors and the shareholders. Dividends are declared and paid in euros.

Borrowings--Borrowings are recognized initially at the proceeds received, net of transaction costs incurred. In subsequent periods, borrowings are stated at amortized cost using the effective yield method; any difference between proceeds, net of transaction costs, and redemption value is recognized in the income statement over the period of the borrowings.

Interest expenses are accrued for and recorded in the income statement for each period.

Income taxes--Income tax expense/benefit includes Finnish and other national income taxes. Dynea Chemicals intends to reinvest the earnings of its foreign subsidiaries into those businesses. Accordingly, no provision has been made for taxes, which would be payable if such earnings were distributed to Dynea Chemicals.

Deferred income taxes are determined under the liability method. Deferred income taxes represent liabilities to be paid or assets to be received in the future and reflect the tax consequences on future years of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts. Tax rates enacted or substantially enacted by the balance sheet date are used to determine deferred income tax.

Future tax benefits, such as net operating loss carry forwards, are recognized to the extent that it is probable that future taxable profit will be available against which the unused tax losses can be utilized.

Employee benefits--For defined benefit plans, the pension accounting costs are assessed using the projected unit credit method. Under this method, the cost of providing pensions is charged to the income statement so as to spread the regular cost over the service lives of employees in accordance with the advice of qualified actuaries who carry out a full valuation of the plans periodically. The pension obligation is measured as the present value of the estimated future cash outflows using interest rates of government securities, which have terms to maturity approximating the terms of the related liability. Actuarial gains and losses in excess of the "10% corridor" are spread as a level amount over the average remaining service lives of the employees.

Dynea Chemicals' contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate.

Provisions--Provisions are recognized when Dynea Chemicals has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made.

A provision for restructuring is recognized in the period in which Dynea Chemicals becomes legally or constructively committed to the payment. The costs included in a provision for restructuring are only those costs that are either incremental and incurred as a direct result of the exit plan or are the result of a continuing contractual obligation with no continuing economic benefit or a penalty incurred to cancel the contractual obligation.

Government grants--Government grants relating to the purchase of property, plant and equipment are included in non-current liabilities as deferred income and are credited to the income statement on a straight-line basis over the expected life of the related asset.

Revenue recognition--Sales are recorded on shipment of product and customer acceptance, or performance of services, net of sales taxes and certain other sales related expenses and after the elimination of sales within Dynea Chemicals. Revenues from licensing agreements are recognized on an accrual basis in accordance with the substance of the relevant agreement and are classified as other operating income on the Income Statement.

Shipping and handling costs--Shipping and handling fees are charged to customers and are included in total sales. Costs incurred for shipping and handling is classified in other operating expenses in the income statement.

3. Critical accounting estimates and judgments

The preparation of Dynea Chemicals' financial statements requires its management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the management evaluates its estimates, including those related to impairments, pensions, income taxes, restructuring, bad debts, contingencies and litigation. The management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Dynea Chemical's considers the following policies to be the most critical in understanding the judgments that are involved in preparing its financial statements and the uncertainties that could impact the results of operations, financial conditions and cash flows.

Impairment of long-lived assets and goodwill--Dynea Chemicals reviews the carrying amounts of long-lived assets at the balance sheet date or whenever events or changes in circumstances indicate that the carrying amount of an asset may be impaired. Dynea Chemicals assesses the impairment of goodwill annually or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable. Examples of indicators, which could trigger an impairment review, include the following:

         o significant under performance relative to expected historical or projected future operating results;
         o significant changes in the manner of our use of the acquired assets or the strategy for our overall business; and
         o        significant negative industry or economic trends.

When the carrying value of long-lived assets and goodwill may not be recoverable based upon the existence of one or more indicators of impairment, Dynea Chemicals measures any impairment based on a projected discounted cash flow method using a discount rate determined by its management to be commensurate with current market assessments of the time value of money and the risks specific to the asset. The most significant variables in determining cash flows are discount rates, terminal values, the number of years on which to base the cash flow projections, as well as assumptions and estimates used to determine the cash inflows and outflows. Those assumptions are described in Note 6. Based on such reviews there is no need for impairment charges other than presented in the financial statements. However, there can be no assurance that the change in the factors listed above may not cause material impairment charges in the future.

Pensions--The determination of Dynea Chemicals's obligation and expense for pension and other post-retirement benefits is dependent on its selection of certain assumptions used by actuaries in calculating such amounts. Those assumptions are described in Note 15 to the consolidated financial statements and include, among others, the discount rate and expected long-term rate of return on plan assets. In accordance with IFRS, actual results that differ from our assumptions are accumulated and amortized over future periods if they are over 10% of the greater of defined benefit obligation or fair value of plan assets at beginning of year and therefore generally affect Dynea Chemicals's recognized expense and recorded obligation in such future periods. While Dynea Chemicals believes that its assumptions are appropriate, significant differences in its actual experience or significant changes in its assumptions may materially affect its pension and other post-retirement obligations and its future expense.

Deferred taxes--Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Deferred tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Should the actual results differ from these estimates, revisions to the deferred tax assets would be required.

4.  Segment information

Dynea Chemicals' reportable segments are strategic business units that offer different products and services for which internal financial information is prepared. For the year ended December 31, 2004 Dynea Chemicals had the following business segments:

         o Panel Board Resins - producer of various mainly formaldehyde-based resins that are used in manufacture of particle board, plywood, MDF and OSB.
         o Industrial and Surfacing - includes the industrial resins, wood and specialty adhesives, and paper overlays product lines.
         o Other - These operations mainly consist of operations that do not meet the quantitative thresholds for separate reporting and primarily represents corporate expenses.

Activities are primarily conducted in North America, Europe and Asia.

Additionally, for the year ended December 31, 2002 Dynea Chemicals also had the following business segment:

         o Oil Field Chemicals- producer of specialty oil field chemicals used to facilitate oil production and transportation (sold during 2003).

Operating profit/loss is used as the measurement of segment results. The eliminations column represents eliminations of inter-company sales, expenses, receivables and payables and the unallocated column represents corporate items not allocated to the segments. Dynea Chemicals' operations are global.

                      Dynea Chemicals Oy and Subsidiaries
           Notes to the Consolidated Financial Statements (continued)
            (All amounts in (euro) millions unless otherwise stated

Business Segments
-----------------

                                                    Panel Board     Industrial &      Oil Field
                                                      Resins         Surfacing        Chemicals(4)      Other       Unallocated
                                                    ---------------------------------------------------------------------------
Year Ended December 31, 2004

Sales                                                (euro) 540.0     (euro) 497.6            --   (euro) 27.4        (euro) --
Inter-segment sales                                           6.8              2.9            --            --               --
Other operating income                                        1.7              3.3            --           6.9               --
Net operating expenses                                     (514.2)          (458.7)           --         (45.5)              --
Depreciation and amortization1                              (17.3)           (18.6)           --          (3.2)              --
Profit/ (Loss) on sale of operations                           --               --          (1.9)           --               --
Impairment write-downs                                       (0.2)              --            --         (7.9)               --
                                                             ----             ----          -----        -----             ----
    Operating profit/(loss)                                  16.8             26.5          (1.9)        (22.3)              --
Financial expense
Share of income in associates and joint ventures              3.2              1.4            --          11.1               --
 Loss before taxes

Income tax benefit

 Loss for the period


Segment assets(2)                                           281.4            288.4            --           9.3             48.3
Segment goodwill                                             44.6            144.0            --            --               --
Investments in associates and joint ventures                 12.9              4.4            --          38.6               --
                                                             ----             ----          -----        -----             ----
 Total assets                                               338.9            436.8            --          47.9             48.3
Total liabilities(2)                                        (81.2)           (73.3)           --         (14.3)          (621.3)

Capital expenditures(3)                                      11.2             10.9            --           0.2               --



                                                        Eliminations       Total
                                                        ------------------------
Year Ended December 31, 2004

Sales                                                          --   (euro) 1,065.0
Inter-segment sales                                          (9.7)
Other operating income                                                        11.9
Net operating expenses                                        9.7         (1,008.7)
Depreciation and amortization(1)                               --            (39.1)
Profit/ (Loss) on sale of operations                           --             (1.9)
Impairment write-downs                                         --             (8.1)
                                                             ----      ------------
    Operating profit/(loss)                                    --             19.1
Financial expense                                                            (55.1)
Share of income in associates and joint ventures               --             15.7
 Loss before taxes                                                           (20.3)
                                                                       ------------
Income tax benefit                                                             0.7
                                                                       ------------
 Loss for the period                                                   (euro)(19.6)
                                                                       ============

Segment assets(2)                                            (3.3)           624.1
Segment goodwill                                               --            188.6
Investments in associates and joint ventures                   --             55.9
                                                             ----      ------------
 Total assets                                                (3.3)    (euro) 868.6
Total liabilities(2)                                          3.3           (786.8)

Capital expenditures(3)                                        --             22.3



                                                    Panel Board     Industrial &      Oil Field
                                                      Resins         Surfacing        Chemicals 4        Other       Unallocated
                                                    ----------------------------------------------------------------------------
Year Ended December 31, 2003(5)

Sales                                                (euro) 489.3     (euro) 461.5            --   (euro) 28.2        (euro) --
Inter-segment sales                                           5.4              1.5            --            --               --
Other operating income                                        3.0              3.8            --           5.5               --
Net operating expenses                                     (462.4)          (436.1)           --         (44.1)              --
Depreciation and amortization(1)                            (17.4)           (18.8)           --          (3.4)              --
Goodwill amortization                                        (2.7)            (8.4)           --            --               --
Profit on sale of operations                                   --               --           1.4            --               --
Impairment write-downs                                       (4.4)              --            --            --               --

    Operating profit/(loss)                                  10.8              3.5           1.4         (13.8)              --
Financial expense
Share of income in associates and joint ventures(5)           2.8              1.0            --           9.3               --
 Loss before taxes

Income tax expense

 Loss for the period


Segment assets(2)                                           280.0            287.3            --          21.8             40.0
Segment goodwill                                             44.6            129.9            --            --               --
Investments in associates and joint ventures(5)               9.0              3.3            --          32.4               --
 Total assets                                               333.6            420.5            --          54.2             40.0
Total liabilities(2),(5)                                    (69.0)           (64.8)           --         (22.0)          (610.2)

Capital expenditures(3)                                      18.9             10.1            --           0.3               --



                                                        Eliminations       Total
                                                        ------------------------
Year Ended December 31, 2003(5)

Sales                                                          --     (euro) 979.0
Inter-segment sales                                          (6.9)
Other operating income                                         --             12.3
Net operating expenses                                        6.9           (935.7)
Depreciation and amortization(1)                               --            (39.6)
Goodwill amortization                                          --            (11.1)
Profit on sale of operations                                   --              1.4
Impairment write-downs                                         --             (4.4)
                                                                       ------------
    Operating profit/(loss)                                    --              1.9
Financial expense                                                            (60.7)
Share of income in associates and joint ventures(5)            --             13.1
 Loss before taxes                                                           (45.7)
                                                                       ------------
Income tax expense                                                           (18.9)
                                                                       ------------
 Loss for the period                                                  (euro) (64.6)
                                                                       ------------

Segment assets(2)                                            (2.3)           626.8
Segment goodwill                                               --            174.5
Investments in associates and joint ventures(5)                --             44.7
 Total assets                                                (2.3)    (euro) 846.0
Total liabilities(2),(5)                                      2.3           (763.7)

Capital expenditures(3)                                        --             29.3



(1) Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets excluding goodwill.
(2) Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14.
(3) Capital expenditure exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.
(4) Oil Field Chemicals business segment was sold in January 2003 (Note 21).
(5) Figures were adjusted to early adoption of IAS 16 (revised)


                                                     Panel Board    Industrial &      Oil Field
                                                        Resins        Surfacing      Chemicals 4           Other        Unallocated
                                                     -------------------------------------------------------------------------------
Year Ended December 31, 2002(5)

Sales                                                (euro) 468.0     (euro) 389.5     (euro) 71.2      (euro) 27.1       (euro) --
Inter-segment sales                                           8.6              0.8              --               --              --
Other operating income                                        2.9              5.7             0.2              5.0              --
Net operating expenses                                     (431.9)          (359.2)          (65.3)           (39.6)             --
Depreciation and amortization(1)                            (17.6)           (17.4)           (1.1)            (3.1)             --
Goodwill amortization                                        (2.7)            (9.2)           (2.7)              --              --

    Operating profit/(loss)                                  27.3             10.2             2.3            (10.6)             --
Financial expense
Share of income in associates and joint ventures(5)           1.4              0.7             0.0              1.8              --

 Loss before taxes
Income tax benefit

 Loss for the period


Segment assets(2)                                           305.0            269.6            29.7             23.2            62.2
Segment goodwill                                             47.3            153.2            47.3               --              --
Investments in associates and joint ventures(5)               7.3              2.7             0.2             30.6              --
 Total assets                                               359.6            425.5            77.2             53.8            62.2
Total liabilities(2),(5)                                    (76.1)           (49.4)           (7.8)           (28.1)         (678.5)

Capital expenditures(3)                                      18.1             6.4             0.4              0.1              --



                                                       Eliminations       Total
                                                       --------------------------
Year Ended December 31, 2002(5)

Sales                                                   (euro) --     (euro) 955.8
Inter-segment sales                                          (9.4)
Other operating income                                         --             13.8
Net operating expenses                                         9.4          (886.6)
Depreciation and amortization(1)                               --            (39.2)
Goodwill amortization                                          --            (14.6)
                                                                       -------------
    Operating profit/(loss)                                    --             29.2
Financial expense                                                            (49.2)
Share of income in associates and joint ventures(5)            --              3.9
                                                                       -------------
 Loss before taxes                                                           (16.1)
Income tax benefit                                                             5.0
                                                                       -------------
 Loss for the period                                                   (euro)(11.1)
                                                                       -------------

Segment assets (2)                                           (6.0)           683.7
Segment goodwill                                               --            247.8
Investments in associates and joint ventures(5)                --             40.8
 Total assets                                                (6.0)            972.3
Total liabilities(2),(5)                                      6.0     (euro)(833.9)

Capital expenditures(3)                                        --             25.0


(1) Depreciation and amortization include depreciation on tangible assets and amortization of intangible assets excluding goodwill.

(2) Segment assets and liabilities exclude deferred tax assets and liabilities in accordance with IAS 14.

(3) Capital expenditure exclude investment in affiliates and payments for long-lived assets acquired as part of a business acquisition.

(4) Oil Field Chemicals business segment was sold in January 2003 (Note 21).

(5) Figures were adjusted to early adoption of IAS 16 (revised).

Geographic segments
-------------------

The following table presents external sales by country based on the location of customers:

                                                   Year Ended         Year Ended         Year Ended
                                                  December 31,       December 31,       December 31,
                                                      2004               2003               2002
                                                  ------------       ------------       ------------
     Europe                                       (euro) 489.7       (euro) 455.7       (euro) 413.3
     Americas                                            421.1              385.8              378.9
     Asia                                                118.7              102.9              127.5
     Oceania                                              30.7               30.1               29.2
     Other                                                 4.8                4.5                6.9
                                                --------------       ------------        -----------
     Total sales                                (euro) 1,065.0       (euro) 979.0       (euro) 955.8
                                                ==============       ============       ============

The composition of total segment assets analyzed below is based on the location of the assets: December 31, 2004 December 31, 2003

     Europe                                       (euro) 357.9       (euro) 343.1
     Americas                                            201.3              200.1
     Asia                                                 63.2               61.5
     Oceania                                              26.1               26.5
                                                          ----               ----
     Total segment assets                                648.5              631.2
     Unallocated assets                                  220.1              214.8
                                                         -----              -----
     Total assets                                 (euro) 868.6       (euro) 846.0
                                                  =============      ============

     Comparison figures were adjusted to early adoption of IAS 16 (revised)


Expenditures for long-lived assets analyzed below are based on the location of the assets and excludes investment in affiliates and payments for long-lived assets acquired as part of a business acquisition:

                                             December 31, 2004  December 31, 2003  December 31, 2002
                                             ------------------ ------------------ ------------------
     Europe                                        (euro) 11.3        (euro) 12.3         (euro) 7.5
     Americas                                              7.1               11.5               11.0
     Asia                                                  3.4                5.2                6.1
     Oceania                                               0.5                0.3                0.3
     Other                                                  --                 --                0.1
                                                    -----------       -----------        -----------
     Total expenditures                             (euro) 22.3       (euro) 29.3        (euro) 25.0
                                                    ===========       ===========        ===========

5.       Property, plant and equipment

Property, plant and equipment, stated at cost less accumulated depreciation, consist of:

                                                                                          Other
                                                     Land and          Plant and       Tangible   Construction
                                                     Buildings         Machinery         Assets    in Progress           Total

Cost at December 31, 2003                         (euro) 123.3      (euro) 370.9    (euro) 25.2    (euro) 12.9    (euro) 532.3
                                                  ============      ============    ===========    ===========    ============
Additions                                                  1.0               5.8            1.5           14.0            22.3
Transfers                                                  1.9              15.5             --          (17.4)             --
Disposals                                                 (0.1)             (1.2)          (0.4)          (0.2)           (1.9)
Write-downs                                               (3.0)             (5.2)                                         (8.2)
Exchange differences                                      (1.5)             (7.8)          (0.4)          (0.2)           (9.9)
                                                  ------------      ------------    -----------     ----------    ------------
Cost at December 31, 2004                         (euro) 121.6      (euro) 378.0    (euro) 25.9     (euro) 9.1    (euro) 534.6
                                                  ============      ============    ===========     ==========    ============

Accumulated depreciation, at December 31, 2003     (euro) 19.2       (euro) 89.7    (euro) 12.5      (euro) --    (euro) 121.4
                                                   ===========       ===========    ===========      =========    ============
Depreciation expense                                       5.7              28.0            3.9             --            37.6
Transfers                                                   --                --             --             --             --
Disposals                                                   --              (1.0)          (0.4)            --            (1.4)
Exchange differences                                        --              (3.3)          (0.2)            --            (3.5)
                                                   -----------      ------------    -----------      ----------   ------------
Accumulated depreciation, at December 31, 2004     (euro) 24.9      (euro) 113.4    (euro) 15.8      (euro) --    (euro) 154.1
                                                   ===========      ============    ===========      ==========   ============

Net book value
December 31, 2003                                 (euro) 104.1      (euro) 281.2    (euro) 12.7    (euro) 12.9    (euro) 410.9
December 31, 2004                                  (euro) 96.7      (euro) 264.6    (euro) 10.1     (euro) 9.1    (euro) 380.5


                                                                                          Other
                                                     Land and          Plant and       Tangible   Construction
                                                     Buildings         Machinery         Assets    in Progress           Total


Cost at December 31, 2002                         (euro) 115.8      (euro) 359.2    (euro) 22.3    (euro) 13.5    (euro) 510.8
                                                  ============       ===========    ===========    ===========    ============
Subsidiaries acquired                                     13.9              20.1            4.8            1.3            40.1
Additions                                                  3.6              14.1            2.7            9.3            29.7
Transfers                                                  1.1               9.2           (1.7)          (8.6)             --
Disposals, other                                          (4.7)             (1.8)          (1.6)            --            (8.1)
Write-downs                                                 --              (4.4)            --             --            (4.4)
Exchange differences                                      (6.4)            (25.5)          (1.3)          (2.6)          (35.8)
                                                  ------------      ------------    -----------    -----------    ------------
Cost at December 31, 2003                         (euro) 123.3      (euro) 370.9    (euro) 25.2    (euro) 12.9    (euro) 532.3
                                                  ============      =============   ===========    ===========    ============

Accumulated depreciation, at December 31, 2002     (euro) 14.5       (euro) 68.6    (euro) 10.4      (euro) --     (euro) 93.5
                                                   ===========       ===========    ===========      =========     ===========
Depreciation expense                                       5.9              28.1            3.9             --            37.9
Transfers                                                   --               0.1           (0.1)            --              --
Disposals                                                 (0.3)             (1.0)          (1.1)            --            (2.4)
Exchange differences                                      (0.9)             (6.1)          (0.6)            --            (7.6)
                                                   -----------       -----------      ---------      ---------    ------------
Accumulated depreciation, at December 31, 2003     (euro) 19.2       (euro) 89.7    (euro) 12.5      (euro) --    (euro) 121.4
                                                   ===========       ============   ===========      =========    ============

Net book value
December 31, 2002                                 (euro) 101.3      (euro) 290.6    (euro) 11.9    (euro) 13.5    (euro) 417.3
December 31, 2003                                 (euro) 104.1      (euro) 281.2    (euro) 12.7    (euro) 12.9    (euro) 410.9

Capitalized interest was immaterial for all periods presented.


6.       Intangible assets


Intangible assets, stated at cost less accumulated amortization, consist of:

                                                                                               Other
                                                                          Computer        Intangible
                                                       Goodwill           Software            Assets              Total
                                                       --------           --------            ------              -----

Cost at December 31, 2003                         (euro) 219.4          (euro) 6.0        (euro) 5.6       (euro) 231.0
                                                  ============          ==========        ==========       ============
Effect of adopting IFRS 3 business combinations           14.9                  --                --               14.9
Additions                                                   --                 0.0               0.0                0.0
Disposals                                                   --                  --                --                 --
Exchange differences                                      (1.1)                 --               0,0               (1.1)
Cost at December 31, 2004                         (euro) 233.2          (euro) 6.0        (euro) 5.6       (euro) 244.8
                                                  ============          ==========        ==========       ============

Accumulated amortization, at December 31, 2003     (euro) 44.9          (euro) 4.1        (euro) 3.1        (euro) 52.1
                                                  ============          ==========        ==========       ============
Effect of adopting IFRS 3 business combinations            0.8                  --                --                0.8
Amortization expense                                        --                  0.9              0.6                1.5
Disposals                                                   --                  --                --                 --
Exchange differences                                      (1.1)                                 (0.1)              (1.2)
                                                  ------------
Accumulated amortization, at December 31, 2004     (euro) 44.6          (euro) 5.0        (euro) 3.6        (euro) 53.2
                                                  ============          ==========        ==========       ============

Net book value
December 31, 2003                                 (euro) 174.5           (euro) 1.9       (euro) 2.5       (euro) 178.9
December 31, 2004                                 (euro) 188.6           (euro) 1.0       (euro) 2.0       (euro) 191.6


                                                                                               Other
                                                                          Computer        Intangible
                                                       Goodwill           Software            Assets              Total
                                                       --------           --------            ------              -----

Cost at December 31, 2002                         (euro) 284.7          (euro) 5.8        (euro) 5.1       (euro) 295.6
                                                  ============          ==========        ==========       ============
Subsidiaries acquired                                    (15.0)                 --               0.2              (14.8)
Additions                                                   --                 0.2               1.0                1.2
Disposals                                                (47.6)                 --              (0.3)             (47.9)
Exchange differences                                      (2.7)                 --              (0.4)              (3.1)
Cost at December 31, 2003                         (euro) 219.4          (euro) 6.0        (euro) 5.6       (euro) 231.0
                                                  ============          ==========        ==========       ============

Accumulated amortization, at December 31, 2002     (euro) 36.9          (euro) 3.3        (euro) 2.7        (euro) 42.9
                                                  ============          ==========        ==========       ============
Amortization expense                                      11.1                 0.8               0.9               12.8
Disposals                                                 (0.5)                 --              (0.2)              (0.7)
Exchange differences                                      (2.6)                 --              (0.3)              (2.9)
Accumulated amortization, at December 31, 2003     (euro) 44.9          (euro) 4.1        (euro) 3.1        (euro) 52.1
                                                  ============          ==========        ==========       ============

Net book value
December 31, 2002                                 (euro) 247.8          (euro) 2.5        (euro) 2.4       (euro) 252.7
December 31, 2003                                 (euro) 174.5          (euro) 1.9        (euro) 2.5       (euro) 178.9


In accordance with IFRS 3 Dynea Chemicals has ceased to amortize its goodwill amortization as of January 1, 2004. Other intangible assets principally represent patents and have been valued based upon management calculations and analyses.

Impairment test for goodwill
Goodwill is allocated to Dynea International's cash-generating units (CGUs). By business segments, which consist of CGUs, the goodwill is allocated in the following way:

                              December 31, 2004          December 31, 2003
                              -----------------          -----------------
   Panel Board Resins               (euro) 44.6                (euro) 44.6
   Industrial and Surfacing               144.0                      129.9
                                    -----------               ------------
   Total                           (euro) 188.6               (euro) 174.5
                                   ============               ============

The recoverable amount of CGUs is based on value-in-use calculations. These calculations use cash flow projections based on financial plans approved by the Board of Directors of Dynea Chemicals covering a three-year period. Cash flows beyond the three-year period until 2009 are projected to be stable. Cash flows beyond 2009 are incorporated to terminal value, which is calculated as seven times EBITDA in year 2009. Cash flows and terminal value are discounted using a 7% discount rate to December 31, 2004. These assumptions have been used for the analysis of each CGU within the business segments, Panel Board Resins and Industrial and Surfacing. Management has determined the budgeted EBITDA and volume growth rates based on past performance and expectations for market development. The discount rates used are pre-tax and reflect specific risks relating to the relevant segment (Chemical industry). As the recoverable amounts of CGUs exceeded their carrying amounts no impairment charge for goodwill was recognized.

7.       Investments in associates and joint ventures

                                                  December 31, 2004     December 31, 2003
                                                  ------------------    ------------------
   Associates:
   Opening net book amount                               (euro) 2.5            (euro) 2.8
   Sale of shares                                                --                  (0.2)
   Exchange differences                                        (0.1)                 (0.1)
   Share of results of associates                               0.3                   0.2
   Distribution of profits                                     (0.1)                 (0.2)
   Closing net book amount                                      2.6                   2.5
                                                         ----------            ----------

   Joint Ventures:
   Opening net book amount  (1)                                42.2                  38.0
   Purchase of shares                                           1.9                    --
   Exchange differences                                        (0.1)                  0.2
   Share of results of joint ventures (1)                      15.4                  12.9
   Distributions of profits                                    (6.1)                 (8.9)
   Closing net book amount                                     53.3                  42.2
                                                         ----------            ----------

   Total                                                (euro) 55.9           (euro) 44.7
                                                        ===========           ===========

   1) Comparison figures were adjusted to early adoption of IAS 16 (revised).

The principal joint venture is:

                                   Country of                                                      Profit/      % Interest
                                Incorporation         Assets        Revenues   Liabilities          (Loss)            held
                                -------------         ------        --------   -----------          ------            ----

   Joint Venture:
   Methanor V.O.F.                Netherlands
   Year ended December 31, 2004                  (euro)105.7     (euro)186.2    (euro)29.6    (euro) 27.7              40
   Year ended December 31, 2003 1)                (euro)82.0     (euro)207.7    (euro)21.7    (euro) 24.6              40


1) Comparison figures were adjusted to early adoption of IAS 16 (revised).

8.       Inventories

Inventories consist of:
                                        December 31, 2004     December 31, 2003
                                        ------------------    ------------------

    Raw material                              (euro) 45.8           (euro) 38.8
    Work in progress                                  1.1                   0.5
    Finished goods                                   24.6                  22.2
                                              -----------           -----------
    Total                                            71.5                  61.5
    Obsolescence provision (Note 10)                 (1.3)                 (2.3)
                                              -----------           -----------
    Total                                      (euro) 70.2          (euro) 59.2
                                              ============          ===========

9.       Accounts receivable

Accounts receivable consist of:

                                                                   December 31,       December 31,
                                                                           2004               2003
                                                                           ----               ----
    Trade receivables (net of allowances for doubtful accounts
    of (euro)4.4 and  (euro)5.8, respectively, Note 10)                 (euro) 101.4       (euro) 88.9
    Related party receivable (Note 23)                                          13.0               6.1
    Prepayments                                                                  0.6               3.1
    Fair value of foreign exchange forward contracts                             0.1               1.4
    Fair value of interest rate swaps and futures contracts                      0.5                --
    Other receivables                                                           16.0              15.8
                                                                                ----              ----
    Total                                                               (euro) 131.6      (euro) 115.3
                                                                        ============      ============


10.      Valuation accounts

Provisions from assets to which they apply:

                                                                                                                     Change in
                                                       Beginning       Acquired       Charged to                           Tax
                                                         Balance     Operations         Expenses        Utilized   Legislation
                                                         -------     ----------         --------        --------   -----------
Year ended December 31, 2003
Allowance for doubtful accounts receivable            (euro) 4.9     (euro) 0.8       (euro) 0.4     (euro) (0.3)           --
Obsolescence provision for inventory                         0.7             --              2.0            (0.4)           --
Valuation allowance for deferred tax assets                 79.5             --             92.5            (9.6)           --

Year ended December 31, 2004
Allowance for doubtful accounts receivable            (euro) 5.8                             0.1            (1.5)           --
Obsolescence provision for inventory                         2.3             --              0.5            (1.5)           --
Valuation allowance for deferred tax assets                160.0             --              7.0           (14.7)        (95.0)


                                                    Discontinued          Ending
                                                      Operations         Balance
Year ended December 31, 2003
Allowance for doubtful accounts receivable                    --      (euro) 5.8
Obsolescence provision for inventory                          --             2.3
Valuation allowance for deferred tax assets                 (2.4)          160.0

Year ended December 31, 2004
Allowance for doubtful accounts receivable                    --      (euro) 4.4
Obsolescence provision for inventory                          --             1.3
Valuation allowance for deferred tax assets                   --            57.3


11.       Derivatives and financial instruments


Nominal values of derivative financial instruments
                                                                  December 31, 2004    December 31, 2003
                                                                 ------------------- --------------------
          Interest rate swaps and futures contracts                    (euro) 117.1          (euro) 83.6
          Foreign exchange forward contracts                                   84.7                110.7
    Maturity of interest rate swap contracts:
          Under 1 year                                                          7.3                 15.8
          2-5 years                                                           109.7                 67.8



Fair values of derivative financial instruments
                                                                              December 31, 2004                  December 31, 2003
                                                                              -----------------                  -----------------
                                                                       Positive         Negative          Net                  Net
                                                                    fair values      fair values  fair values          Fair values
          Interest rate swaps and futures contracts                  (euro) 0.5     (euro) (0.8)   (euro) (0.3)        (euro) (0.8)
          Foreign exchange forward contracts                                0.1            (0.6)          (0.5)                0.9
    Maturity of interest rate swap contracts:
          Under 1 year                                                      0.0              --           (0.0)               (0.1)
          2-5 years                                                         0.5            (0.8)          (0.3)               (0.7)

Fair values of the interest rate swaps, futures contracts, and foreign exchange forward contracts are recognized in the Balance Sheet under Current Assets or Current Liabilities. Positive and negative fair values of financial instruments are shown under under Accounts receivable (See Note 9) or Accrued Liabilities (See Note 18) in accordance with IAS 39. Dynea Chemicals had no commodity derivatives at December 31, 2004.

Fair value of other financial instruments - The carrying amount and fair value of financial instruments used by Dynea Chemicals are as follows:

                                                                      December 31, 2004          December 31, 2003
                                                                      -----------------          -----------------
                                                                   Carrying         Fair       Carrying        Fair
                                                                    Amount         Value        Amount        Value
                                                                    ------         -----        ------        -----

Assets
       Cash and cash equivalents                                 (euro) 27.6   (euro) 27.6  (euro) 21.2  (euro) 21.2
       Accounts and related party receivables                          114.4         114.4         95.0         95.0
       Other receivables                                                16.6          16.6         17.3         17.3
Liabilities
       Accounts and related party payables                             103.0         103.0         86.4         86.4
       Long-term debt due currently and short-term borrowings           95.9          95.9         80.6         80.6
       Long-term debt                                                  460.2         465.6        455.7        463.0
Other financial instruments
       Financial guarantees and letters of credit                         --           0.2            --         0.2


The following methods and assumptions were used to determine the above fair values:

i) The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable and long-term debt due currently and short-term borrowings approximate their fair values because of the short maturity of these instruments.

ii) The fair values of interest rate swaps are based upon valuations provided by the counterparty, which are calculated using a discounted cash flow analysis.

iii) The fair values of foreign exchange forward contracts are calculated using year-end market rates.

iv) The fair values of financial guarantees and letters of credit is based upon fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparts at the reporting date.

v) The fair value of long-term debt is based upon current rates for similar debt arrangements.

vi) No comparable market exists for the related party balances. The carrying value is assumed to approximate fair value.

vii)     Carrying amount of derivative financial instruments equal fair values.


viii) The fair values of futures contracts are based upon valuations provided by the counterparty, which are calculated based on quoted market rates at the balance sheet day.

The nominal amounts of derivatives summarized in the above table do not represent amounts exchanged by parties and, thus, are not a measure of Dynea Chemicals exposure from its use of derivatives. The nominal amounts for the forward exchange contracts include positions, which have been effectively closed off.


Hedge of net investment in foreign equity

Dynea Chemical's Canadian dollar borrowing of CAD 33.2 million (part of Term A CAD tranche and part of Term B CAD tranche under the Senior credit agreement) was designated as a hedge of the net investment in its foreign subsidiary in Canada until it was terminated at June 8, 2004. The foreign exchange gain of
(euro)0.2 million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognized in shareholder's equity.

Dynea Chemical's U.S. dollar borrowing of $ 30.5 million (part of Term A USD tranche and part of Term B USD tranche under the Senior credit agreement) was designated as a hedge of the net investment in its foreign subsidiary in the United States until it was terminated at June 8, 2004. The foreign exchange loss of (euro)(0.7) million net of taxes on translation of the borrowing to Euro at the balance sheet date was recognized in shareholders' equity.

Financial risk management

Dynea Chemicals has operations in over 20 countries. Approximately 90% of Dynea Chemicals' revenues are generated from international customers.

The overall objective of the Group's Treasury is to provide centralized and cost-effective funding to subsidiaries as well as to manage financial risks in order to minimize the negative effects of market fluctuations on Dynea Chemicals net income. The main exposures managed by Group's Treasury for Dynea Chemicals are interest rate risk and currency risk. In addition there is a risk of adverse raw material price fluctuations, which is managed by the centralized procurement organization.

Risk management is mainly carried out by a central Treasury operation under policies approved by the Board of Directors. Corporate Treasury identifies, evaluates and hedges financial risks in close co-operation with the business units. Raw material price risk is managed by the Group's centralized procurement organization in close co-operation with the business units.

Interest rate risk--Dynea Chemicals is exposed to changes in interest rates. Dynea Chemicals' policy is to have a minimum of 30% of its total debt as fixed interest rate debt. This is achieved by swapping floating interest rate debt to fixed interest rate debt using interest rate swap agreements and futures contracts.

Foreign exchange risk--Dynea Chemicals is exposed to foreign exchange risk arising mainly from movements in the values of Norwegian kroner, U.S. dollar and Canadian dollar. Subsidiaries are encouraged, but not required, to use forward exchange contracts transacted with Corporate Treasury, to hedge their exposure to foreign currency risk in the local reporting currency. Corporate Treasury hedges the exposures in each currency using external forward exchange contracts. All forward foreign exchange contracts are marked-to-market at each balance sheet date through current period earnings.

Dynea Chemicals' policy is to minimize translation risk exposure by funding assets, whenever economically possible, in the same currency. If matching of the assets and liabilities in the same currency is not possible, hedging of the remaining translation risk of the net investment in foreign entities may occur. Dynea Chemicals uses long-term liabilities to hedge translation risk.

Concentrations and credit risk--Counterpart risk encompasses issuer risk on settlement risk on derivative and money market contracts and credit risk on cash and time deposits. Dynea Chemicals maintains credit policies with regard to its counterparts that management believes significantly minimize overall credit risk. Dynea Chemicals does not obtain collateral to support the agreements but monitors the financial viability of counter parties and credit risk is minimal on these transactions. The extent of this exposure varies with the prevailing interest and currency rates and was not material throughout the period. Dynea Chemicals does not expect any losses from non-performance by these counterparts and does not have any significant grouping of exposures to financial sector or country risk.

Raw material price risk--Dynea Chemicals is exposed to raw material price risk arising mainly from movements in the price of the main raw materials methanol, urea, phenol, and melamine. As the prices Dynea Chemicals pays for the raw materials change quarterly or monthly, Dynea Chemicals is subject to considerable volatility in the prices it pays for such materials. Prices of methanol and urea are highly volatile, while prices of phenol and melamine are generally slightly less so. The sales prices of Dynea Chemicals' products are primarily a function of several items including the prices of the raw materials Dynea Chemicals uses to make the products. This connection between the raw material prices and the sales prices gives significant protection against adverse changes in raw material prices. However, Dynea Chemicals is not always able to fully pass through to the customers the fluctuations in the prices of raw materials. Centralized supply and logistics organization hedges Dynea Chemicals against the raw material price fluctuations through purchasing contracts or commodity derivatives. Commodity derivative contracts are marked-to-market at each balance sheet date through current period earnings.

12.      Share capital

In 2002, additional 416,201 shares at par value of (euro)16.82 were issued to Dynea International. These shares were paid in March 2002 and registered in the Finnish Trade Register on May 8, 2002. In 2003, no additional shares were issued to Dynea International. Thus, total share capital at December 31, 2003 consisted of 16,856,543 shares at par value of (euro)16.82. Because Dynea Chemicals Oy's equity was below 50% of the share capital at December 31, 2003, the annual general meeting of the shareholders determined to lower the share capital of Dynea Chemicals by (euro)220,294,665.20 to cover the accumulated losses. The lowering of the share capital took place by decreasing the par value of the common shares of Dynea Chemicals and it was registered in the Finnish Trade Register on May 5, 2004. Thus, total share capital at December 31, 2004 consisted of 16,856 543 shares at par value of (euro)3.75.

Dynea Chemicals is subject to certain dividend restrictions under their loan agreement. Dynea Chemicals may not pay a dividend if there is a default or potential default of any loan covenant or if there is a due, but unpaid principal amount.

13.      Borrowings

Borrowings consist of the following:

                                                                    Outstanding              Carrying Value
                                                                as at 31 December          as at 31 December
                                                               2004           2003         2004          2003
                                                        ------------ ------------- ------------- ------------
   Long-term related party loans                       (euro) 276.7  (euro) 276.7  (euro) 276.7  (euro) 276.7
   Senior credit agreement                                    207.6         202.0         202.2         194.7
   Other long-term loans with financial institutions            5.5           5.0           5.5           5.0
   Short-term borrowings                                       71.7          59.9          71.7          59.9
                                                       ------------  ------------  ------------  ------------
    Total borrowings                                   (euro) 561.5  (euro) 543.6  (euro) 556.1  (euro) 536.3
                                                       ------------  ------------  ------------  ------------
    Less:  Current portion of long-term loans                  24.2          20.7          24.2          20.7
    Short-term borrowings                                      71.7          59.9          71.7          59.9
                                                       ------------  ------------  ------------  ------------
    Long-term debt, less amounts due currently         (euro) 465.6  (euro) 463.0  (euro) 460.2  (euro) 455.7
                                                       ============  ============  ============  ============

Senior credit agreement
-----------------------
In conjunction with the acquisition of Dyno, Dynea Chemicals refinanced its existing loans and line of credit during 2000 under three new term loan facilities, for up to (euro)190 million ("Term A"), (euro)95 million ("Term B"), and (euro)95 million ("Term C"), respectively. The loans are due June 30, 2007, 2008 and 2009, respectively. The Term A loan and the Revolving Credit Facility (as discussed below under Short-term borrowings) contain a margin ratchet, whereby the interest rate will vary between LIBOR plus two percent and LIBOR plus one and one-quarter percent depending on the ratio of total net debt to earnings before interest, taxes, depreciation and amortization (EBITDA), as defined. The Term B loan carries an interest rate of LIBOR plus 2.5%, and the Term C loan carries an interest rate of LIBOR plus 3.0%.

Dynea International agreed in February 2004 with the senior lenders to introduce a new six years term loan facility under the senior credit agreement, the Tranche D loan facility, amounting to (euro)31.7 million. The new facility was underwritten by our parent company, Dynea Oy, and was drawn in February 2004 and in August 2004. The new facility carries an interest of LIBOR +3% plus 1% capitalized interest.

The weighted-average interest rate on amounts outstanding under the senior credit agreement and other long-term loans with financial institutions was 5.06% at December 31, 2004.

At the end of June and September 2004, Dynea Chemicals made a prepayment of senior term-loans of (euro)1.4 million and (euro)0.8 million, respectively, from the proceeds of asset sales. In connection with the extinguishment of debt due to the asset sales, Dynea Chemicals incurred a loss on extinguishment of debt of
(euro)0.1 million (Note 22). This loss resulted from write-offs of unamortized debt issuance costs. Unamortized arrangement fees for the senior credit agreement totaled (euro)5.4 million at December 31, 2004.

Dynea Chemicals sold its Oil Field Chemicals businesses to M-I L.C.C. on January 28, 2003. The net proceeds from the sale were approximately (euro)55.0 million. In accordance with the terms and conditions of the senior credit agreement, part of these proceeds were to be applied as a prepayment against the outstanding loan facilities on a pro-rata basis. These payments totaled (euro)25.0 million, when the money was transferred to blocked currency denominated accounts at the beginning of 2003. At the prepayment dates the money from the blocked accounts was used for the prepayments and the payments amounted to (euro)11.2 million,
(euro)6.9 million and (euro)6.3 million for Term A, Term B and Term C, respectively, during 2003. In connection with the extinguishment of debt due to the Oil Field Chemicals Businesses prepayment during 2003, Dynea Chemicals incurred a loss on extinguishment of debt of (euro)0.8 million (Note 22). This loss resulted from write-offs of unamortized debt issuance costs.

Long-term related party loans
-----------------------------
Long-term related party loan of (euro)241.7 million relates to the allocation to Dynea Chemicals of the net proceeds of the senior notes issued by Dynea International Oy. On August 8, 2000, Dynea International issued (euro) 240.0 million in senior notes due August 15, 2010, at 12 1/4%. On August 24, 2000, Dynea International issued an additional (euro) 10.0 million in senior notes due August 15, 2010, at 12 1/4%. The total issue was registered and as at December 31, 2004 the total issued amount is outstanding. Interest is payable every six months, on February 15 and August 15 of each year. These notes are unsecured and rank senior in right of payment to all future subordinated debt and equal in right of payment to all existing and future un-subordinated debt. The notes will be redeemed at par at maturity. On or after August 15, 2005, Dynea International has the right to redeem any or all of the notes at a specified redemption price beginning at 106.125% and declining thereafter. Prior to that date, Dynea International may only redeem all of the notes at a redemption price equal to the principal amount plus a specified premium (make-whole price), unless an equity offering occurs. These notes are guaranteed by Dynea Chemicals on a senior subordinated basis.

Dynea Chemicals Oy received another long-term related party loan from its parent company Dynea International Oy of (euro)35.0 million in 2003. The total outstanding long-term related party loans as of December 31, 2004 and 2003 were
(euro)276.7 million.

Short-term borrowings
---------------------
Under the senior credit agreement, Dynea Chemicals also obtained multi-currency, revolving loan for up to (euro)100 million ("Revolving Credit Facility"). The Revolving Credit Facility expires June 30, 2007. At December 31, 2004,
(euro)62.9 million (2003: (euro)51.6 million) was outstanding on the Revolving Credit Facility. Letters of credit issued by the financial institution reduces the available credit amount. The available credit amount was (euro)21.2 million at December 31, 2004 (2003: (euro)30.7 million).

The weighted average interest rate on short-term loans was 4.71% at December 31, 2004. This amount consists of 4 tranches denominated in either euros or U.S. dollars and totaling (euro)62.9 million at December 31, 2004 under the Revolving Credit Facility. In addition, subsidiaries of Dynea Chemicals' have short-term loans from financial institutions totaling (euro)3.8 million. Dynea Chemicals has also a short-term related party loan from its parent company Dynea International Oy of (euro)5.0 million.

After taking account of interest rate swaps, the interest rate exposure of the borrowings of Dynea Chemicals was as follows:

                                       December 31, 2004      December 31, 2003
                                       -----------------      -----------------
    Total borrowings:
    at fixed rates                          (euro) 364.1           (euro) 329.3
    at floating rates                              197.4                  214.3
                                            ------------           ------------
                                            (euro) 561.5           (euro) 543.6
                                            ============           ============

Borrowing balances are denominated in the following currencies:

                                       December 31, 2004      December 31, 2003
                                       -----------------      -----------------
    U.S. dollars                                     22%                     23%
    Euro                                             58%                     54%
    Canadian Dollars                                  4%                      5%
    Norwegian Kroner                                 14%                     17%
    Others                                            2%                      1%

Borrowings are repayable as follows:

                                       December 31, 2004
                                       -----------------
    2004                                     (euro) 95.7
    2005 - 2008                                    189.0
    Thereafter                                     276.8
                                            ------------
    Total                                   (euro) 561.5
                                            ============

Dynea Chemicals' debt agreements contain certain debt covenants, including: ratios of EBITDA to interest, debt to EBITDA, earnings to fixed charges, and cash flow to funding costs and limits on capital expenditures.

Substantially all of the assets of Dynea Chemicals Oy and its subsidiaries, including all of its property, plant and equipment, are pledged as collateral on these obligations (Note 19). In addition, individual subsidiaries have guaranteed loans of the parent company.

14.      Taxation

The components of income tax benefit are as follows:

                                                Year Ended         Year Ended           Year Ended
                                               December 31,       December 31,         December 31,
                                                   2004               2003                 2002
                                                   ----               ----                 ----

    Current:
    Finland                                     (euro) 0.7         (euro) 0.7           (euro)  2.1
    Foreign                                            7.9               11.5                   8.2
                                                ----------        -----------           -----------
                                                (euro) 8.6        (euro) 12.2           (euro) 10.3
                                                ==========        ===========           ===========

    Deferred:
     Finland                                    (euro)(7.4)              (1.1)                 (1.1)
     Foreign                                          (1.9)               7.8                 (14.2)
                                                ----------         ----------           -----------
                                                (euro)(9.3)        (euro) 6.7           (euro)(15.3)
                                                ==========         ==========           ===========

     Total income tax (benefit) expense         (euro)(0.7)       (euro) 18.9           (euro) (5.0)
                                                ==========         ==========           ===========


       Comparison figures were adjusted to early adoption of IAS 16 (revised).

Significant components of Dynea Chemicals' deferred tax assets and liabilities are as follows:

                                                              December 31, 2004        December 31, 2003
                                                              -----------------        -----------------
     Deferred tax assets:
     Tax loss carry-forwards                                         (euro)75.7               (euro)34.8
     Excess of tax value over book value of fixed assets                     --                      1.6
     Reserves and accruals                                                  6.1                      5.1
     Pensions                                                               2.4                      2.7
     Write-down in investments                                              0.3                    139.7
     Other                                                                  7.3                      6.0
     Valuation allowance for deferred tax assets                          (57.3)                  (160.0)
                                                                    -----------              -----------
     Deferred tax assets                                            (euro) 34.5              (euro) 29.9
                                                                    ===========              ===========

     Deferred tax liabilities:
     Excess of book value over tax value of fixed assets                  (53.9)                   (63.7)
     Reserves and accruals                                                 (0.8)                    (0.5)
     Other                                                                (14.7)                    (9.8)
                                                                    -----------              -----------

     Deferred tax liabilities                                      (euro) (69.4)            (euro) (74.0)
                                                                    ===========              ===========

     Net deferred tax liability                                     (euro)(34.9)             (euro)(44.1)
                                                                    ===========              ===========


     Comparison figures were adjusted to early adoption of IAS 16 (revised).

The recognized deferred tax asset is based upon the expected future utilization of net operating loss carry forwards and the reversal of other temporary differences. For financial reporting purposes, Dynea Chemicals has recognized a valuation allowance for those benefits for which realization is not probable. Dynea Chemicals continually reviews the adequacy of the valuation allowance and is recognizing these benefits only as reassessment indicates that it is probable that the benefits will be realized.

At December 31, 2004, Dynea Chemicals has net operating loss carry forwards of
(euro)293.0 million that were available to offset future taxable income. The total net operating loss carry forwards included (euro)46.1 million with no expiration dates, (euro)15.0 million that expire after more than 10 years, and
(euro)232.9 million that expire in less than 10 years.

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.The net non-current deferred tax liability was (euro)34.9 and (euro)44.1 million at December 31, 2004 and 2003, respectively.The non-current deferred tax liabilities also included (euro)3.4 million of deferred tax liabilities expected to reverse in the following twelve months as of December 31, 2004.

Income tax benefit at the statutory tax rate is reconciled below to the actual income tax benefit:

                                                                    Year Ended           Year Ended       Year Ended
                                                                   December 31,         December 31,     December 31,
                                                                       2004                 2003             2002
                                                                       ----                 ----             ----

   Finland                                                        (euro)(44.6)       (euro)(19.4)       (euro) 4.7
   Foreign                                                               24.3              (26.3)            (20.8)
                                                                  -----------        -----------       -----------
   Total loss before income taxes and minority interest           (euro)(20.3)       (euro)(45.7)      (euro)(16.1)
                                                                  ===========        ===========       ===========

   Tax benefit at Finnish statutory rate (29%)                    (euro) (5.9)      (euro) (13.3)      (euro) (5.0)
   Unrecognized deferred tax asset                                        4.8               10.3               3.5
   Previously unrecognized utilized deferred tax asset                   (1.1)              (4.2)            (10.1)
   Effect of foreign tax rates                                             --                 --               1.0
   Non-deductible goodwill                                                 --               16.4               4.2
   Non-deductible expenses                                                1.0                9.1               0.2
   Income taxes from previous periods                                     0.5                0.6               1.2
                                                                                     -----------       -----------
   Income tax (benefit)expense                                     (euro)(0.7)        (euro)18.9        (euro)(5.0)
                                                                  ===========        ===========       ===========


   Comparison figures were adjusted to early adoption of IAS 16 (revised).

15.         Employee benefits

Dynea Chemicals operates a number of defined benefit and defined contribution plans throughout the world, which are financed according to local practice.

Defined benefit post-employment obligations are determined by actuarial valuations using a method based on projected salaries to the end of employment (the projected unit credit method).The total liability in respect of pension obligations to pensioners is determined as well as the liability relating to the past service of employees.For retirement indemnities, the commitment based on estimated total service in the Group is determined and provision made for past service using the projected unit credit method.
Assumptions as to mortality, withdrawal of employees and salary projections take into account the economic and demographic conditions specific to each country and company.

Under IAS 19 the annual post-employment benefit cost comprises the estimated cost of benefits accruing in the period as determined in accordance with IAS 19 (revised 2002), which requires the significant actuarial assumptions to reflect market and economic conditions at the balance sheet date.In particular, discount rates reflect the yield on high quality corporate bonds of an appropriate term.

The majority of the Group's defined benefit post-employment benefits are provided for its employees and former employees in Austria, Canada, France, Germany, the Netherlands, Norway, Singapore, the United Kingdom and the United States.Post-employment benefits provided for other overseas participants are, in general, either government-provided or defined contribution. In Finland, benefits are provided under the state plan, which are defined benefit in nature. However, due to the nature of funding for these benefits, Dynea is accounting for these benefits under IAS 19 using a defined contribution approach, and the pension expense is equal to the cash payable.

Actuarial gains and losses in excess of the "10% corridor" are spread as a level amount over the expected average remaining service lives of the employees.


                                                                       December 31, 2004     December 31, 2003    December 31, 2002
Weighted average assumptions:
Discount rate                                                                       5.1%                  5.7%                 6.1%
Rate of compensation increase                                                       3.1%                  3.1%                 3.9%
Expected return on plan assets                                                      6.4%                  6.2%                 6.8%
Future pension increase rate1                                                       2.2%                  1.3%                 1.3%

Amounts recognized in the balance sheet:
Fair value of plan assets                                                    (euro)71.3            (euro)67.4           (euro)67.6
Defined benefit obligation                                                       (109.8)               (100.9)              (107.9)
                                                                           ------------          ------------         ------------
Funded status                                                                     (38.5)                (33.5)               (40.3)
Unrecognized prior service cost                                                    (0.2)                   --                   --
Unrecognized net actuarial (gain)/loss                                             21.2                  16.2                 24.0
                                                                           ------------          ------------         ------------
Balance sheet prepaid/(accrued) pension cost                               (euro) (17.5)         (euro) (17.3)        (euro) (16.3)
                                                                           ============          ============         ============
Made up of :
Balance sheet prepaid pension cost                                                  1.9                   2.0                  2.9
Balance sheet (accrued) pension cost                                              (19.4)                (19.3)               (19.2)

Amounts recognized in the income statement:
Service cost                                                                        3.1                   3.6                  3.8
Interest cost                                                                       5.9                   6.0                  6.4
Expected return on assets                                                          (4.3)                 (4.3)                (5.4)
Recognized actuarial (gain)/loss                                                    0.9                   0.7                  0.4
Past service cost                                                                  (0.1)                  0.6                   --
Settlement and curtailment gains                                                   (0.2)                 (0.7)                  --
                                                                           ------------          ------------         ------------
Total (benefit)/expense included in staff costs                              (euro) 5.3            (euro) 5.9           (euro) 5.2
                                                                           ============          ============         ============

Movement in the balance sheet:
Beginning balance                                                                 (17.3)                (16.3)               (14.2)
Effect of acquisitions                                                               --                  (0.5)                  --
Total net periodic benefit (cost)/income (excluding gain on disposal)
                                                                                   (5.3)                 (5.9)                (5.2)
Employer contribution                                                               5.0                   4.3                  3.2
Exchange differences                                                                0.1                   1.1                 (0.1)
                                                                           ------------          ------------         ------------
Ending balance                                                             (euro) (17.5)         (euro) (17.3)        (euro) (16.3)
                                                                           ============          ============         ============

1 Pension increases are applied to pension benefits provided in the UK, Netherlands and Norway.

The settlement and curtailment gains of (euro)0.2 million and (euro)0.7 million in 2004 and 2003, respectively, relate to the reorganization in North America and the sale of several subsidiaries during 2004 and 2003, as discussed in Note
21. Dynea International's contributions to the defined contribution pension plans are charged to the income statement in the year to which they relate and during 2004, 2003 and 2002 amounted to (euro)3.4 million, (euro)3.6 million and
(euro)3.3 million, respectively (Note 20). The actual returns on assets for years ended December 31, 2004, 2003 and 2002 were (euro)4.3 million, (euro)7.1 million and (euro)(5.6) million, respectively.

16.      Provisions

Provisions consist of:
                                  Restructuring          Other           Total
                                  -------------          -----           -----
    At December 31, 2003             (euro) 6.0     (euro) 6.0      (euro)12.0
    New provisions                          1.6            1.9             3.5
    Utilized during the period             (2.5)          (1.8)           (4.3)
    Released during the period             (0.1)          (0.2)           (0.3)
    Reclassification                       (2.7)           2.7
                                     ----------     ----------      ----------
    At December 31, 2004             (euro) 2.3     (euro) 8.6      (euro)10.9
                                     ==========     ==========      ==========

Restructuring Provisions

         In March 2004, Dynea International initiated a reorganization of its North American Resins business. The reorganization included changes in management and a reduction of personnel. As a result, approximately 70 positions were made redundant. The cost for the reorganization was (euro)3.6 million, of which (euro)2.2 million was paid during 2004. At December 31, 2004 the remaining provision related to North American restructuring amounted to (euro)1.4 million.

In 2003, Dynea International decided to restructure and optimize Dynea resins operations in Norway. The decision led to personnel redundancies and the provision related to the employee termination charges in 2003 amounted to
(euro)1.2 million. This was paid in 2004 as the production at Engene plant was relocated to Lillestr0m plant.

In conjunction with the decision to close the Europoort plant by January 1, 2002, Dynea International recorded a (euro)7.2 million provision relating to contractual lease payments for the closed plant site, employee termination benefits for involuntarily terminated employees, environmental site remediation, and demolition costs. In 2001, (euro)1.5 million was paid and (euro)0.9 million of contractual lease payments reversed as Dynea International exited the Europoort site earlier than estimated. At December 31, 2001, the remaining provision included contractual lease payments for the closed plant site and employee termination benefits for these terminated employees of (euro)4.8 million, of which (euro)0.4 million was paid during 2002 and (euro)0.4 million was paid and (euro)1.1 million released during 2003. At December 31, 2003 the remaining provision related to the restructuring charges amounted to (euro)2.9 million. In 2004, (euro)0.1 million of this was paid, and the same amount recorded as new provisions. At December 31, 2004 the remaining provision related to the Europoort plant was still (euro)2.9 million. As (euro)2.7 million of this amount relates to the Europoort environmental site remediation, it is reclassified to other provisions as an environmental provision.

Dynea International has continuously streamlined its operations. At December 31, 2001 the provision related to these other restructuring activities totaled
(euro)5.8 million of which (euro)2.1 was paid and (euro)0.7 million released during 2002, (euro)0.5 million was paid and (euro)0.6 million released during 2003, and (euro) 1.2 million was paid during 2004. At December 31, 2004 the remaining provision related to these other restructuring charges amounted to
(euro)0.7 million.

Other Provisions
----------------
In 2004, other provisions include mainly a provision related to an onerous contract and the environmental provision related to the Europoort site remediation.

17.      Accounts payable


Accounts payable consist of:
                                                                 December 31, 2004   December 31, 2003
                                                                 -----------------   -----------------
     Trade payables                                                    (euro) 96.7         (euro) 79.5
     Related party payables (Note 23)                                          6.3                 6.9
                                                                      ------------         -----------
     Total                                                            (euro) 103.0         (euro) 86.4
                                                                      ============         ===========

18.      Accrued liabilities

Accrued liabilities consist of:
                                                                 December 31, 2004   December 31, 2003
                                                                 -----------------   ------------------
    Accrued interest                                                    (euro) 0.3          (euro) 1.1
    Fair value of foreign exchange forward contracts                           0.6                 0.5
    Fair value of interest rate swaps and futures contracts                    0.8                 0.8
    Related party liabilities (Note 23)                                       13.9                13.2
    Other accrued liabilities                                                 13.3                14.6
                                                                       -----------         -----------
    Total                                                              (euro) 28.9         (euro) 30.2
                                                                       ===========         ===========


19.      Commitments and Contingencies

Dynea Chemicals evaluates its position relative to asserted and unasserted claims, loss-making purchase commitments or future commitments and records provisions as needed.

Litigation and claims-- Various lawsuits and claims are pending against Dynea Chemicals. Although the outcome of such lawsuits and claims cannot be predicted with certainty, the expected deposition thereof will not, in the opinion of the management, either individually or in the aggregate result in a material adverse effect on Dynea Chemicals' results of operations and financial position. Operating lease commitments--The future aggregate minimum lease payments at December 31, 2004, under non-cancelable operating leases were as follows:

                                                December 31, 2004
                                                -----------------
                        2005                           (euro) 3.1
                        2006 -2009                            8.3
                        Thereafter                           12.4
                                                      -----------
                        Total                         (euro) 23.8
                                                      ===========

The operating lease commitments relate to leases for autos, buildings, land, office space, support services and equipment.

Mortgages, pledges and other guarantees given - Substantially all of the assets of Dynea Chemicals Oy and its subsidiaries, including all of its property, plant and equipment, are pledged as collateral of its loan obligations (Note 13). Mortgages, pledges and guarantees given consist of:

                                                 December 31, 2004   December 31, 2003
                                                 -----------------   -----------------

  Chattel mortgages                                    (euro) 90.3         (euro) 90.3
  Real estate mortgages                                      193.1               199.3
  Investments in subsidiaries at historical cost             705.1               703.5
  Other pledges given                                        206.7               201.3
  Guarantees given                                           256.0               254.1


Other commitments-- Dynea Chemicals has both a land lease agreement through December 31, 2030 and a supply agreement with Fortum Oil and Gas Oy on process cooling water tunnel system, steam, electricity, and drinking water through December 31, 2006. Fortum Oil and Gas Oy sets the prices on a monthly basis based on costs incurred. In addition, Dynea Chemicals has a supply agreement with Borealis Polymers Oy on process cooling water, salt free water, compressed air, and wastewater treatment through December 31, 2008. Borealis Polymers Oy sets the prices on a monthly basis based on costs incurred.

Dynea Chemicals has several long-term Methanol purchase contract. The contracts with Celanese, Methanex and Statoil are for around 310,000 tons in 2005, 410,000 tons in 2006 and 200,000 tons in 2007, and the pricing is tied to a formula based on a given benchmark reported by independent sources, such as the Independent Commodity Information Service (ICIS) or Chemical Market Associates Inc. (CMAI). The contracts with Celanese and Statoil are valid until December 31, 2006 and the contract with Methanex is valid until December 31, 2007. Dynea Chemicals has several long-term Phenol purchase contracts. The contracts with Borealis and Novapex are totally for approximately 30,000 tons and the contracts with Georgia Gulf and Shell are totally for 50,000 thousands of kilograms per year and the pricing is based on ICIS or market prices. The contracts with Borealis and Novapex are through December 31, 2007, the contract with Georgia Gulf is through February 28, 2007 and the contract with Shell is valid until December 31, 2006.

Dynea Chemicals had no material capital commitments at December 31, 2004. Dynea Chemicals has a processing agreement, agreement on technical services, and agreement on commercial services with Shin-Etsu PVC NV through December 31, 2005. Additionally Dynea Chemicals has R&T&D agreement with Perstorp AB, which is valid for the time being.
 Dynea Chemicals is subject to business risks that are actively managed against exposures.

Financial Guarantees--Wholly owned subsidiaries have guaranteed long-term borrowings of the parent company. Dynea Chemicals has letters of credit and guarantees with financial institutions.

20.          Staff costs

                                                   Year Ended        Year Ended        Year Ended
                                                 December 31,      December 31,      December 31,

  Wages and salaries                              (euro) 96.4      (euro) 101.1       (euro) 99.0
  Indirect employee costs                                17.4              16.2              17.0
  Pension costs--defined contribution plans               3.3               3.6               3.3
  Pension costs--defined benefit plans                    4.4               6.8               5.7
                                                 ------------      ------------      ------------
  Total staff costs                              (euro) 121.5      (euro) 127.7      (euro) 125.0
                                                 ============      ============      ============

The average number of persons employed during the years ended December 31, 2004, 2003 and 2002 totaled 3,131, 3,151 and 3,009, respectively.

Total salaries, bonuses and other amounts paid to those current members of our board and executive management who were employed by the Dynea Chemicals group were approximately (euro)2.1 million and (euro)1.4 million during 2004 and 2003 respectively.No compensation was provided to these individuals in the form of stock options or pursuant to a profit-sharing plan during 2004 and 2003.The retirement age of the management of the group companies is between 60 and 65 years. For the Chief Executive Officer the retirement age is 62 years and other three executive officers' retirement age is between 60 and 62 years.

21.      Discontinued operations

On January 28, 2003, Oil Field Chemicals segment was disposed including business in Norway, subsidiaries in Australia, Great Britain, Indonesia, Middle-East and Singapore, and the shares of an associated company in India. The deal became effective as of January 1, 2003.

Cash flows and net assets disposed for Oil Field Chemicals segment were as follows:
                                                         Year Ended
                                                     December 31, 2002
                                                     -----------------
Operating cash flows                                     (euro) 5.3
Investing cash flows                                           (0.4)
Financing cash flows                                           (3.4)
                                                        -----------
Total cash flows                                         (euro) 1.5
                                                        ===========
Total assets to be disposed                                    70.2
Total liabilities to be disposed                               (7.8)
                                                        -----------
Net assets to be disposed                               (euro) 62.4
                                                        ===========

The pretax gain on sale of Oil Field Chemicals segment was (euro)1.4 million and the tax expense of OFC disposal amounted to (euro)10.5 million in the year ended December 31, 2003.

The net cash inflow on the sales was determined as follows:

                                                  Oil Field Chemicals
                                                  -------------------
  Proceeds from sale                                 (euro)75.6
  Less:cash and cash equivalent in subsidiary sold         (1.7)
                                                     ----------
  Net cash inflow on sale                            (euro)73.9
                                                     ==========

In the year ended December 31, 2004 purchase price adjustment of (euro)4.3 million was paid related to the sale of the oil field chemicals business.

22.      Finance costs

                                                             Year Ended         Year Ended        Year Ended
                                                           December 31,       December 31,      December 31,
                                                                   2004               2003              2002
                                                                   ----               ----              ----
  Interest income                                          (euro) (1.2)       (euro) (2.4)      (euro) (2.4)
  Other financial income                                          (0.2)              (0.2)             (2.8)
  Net foreign exchange transaction (gains) losses                  0.3                2.4             (16.5)
  Interest expense                                                50.6               54.4              65.4
  Other financial expense                                          5.5                5.7               5.5
  Loss on early extinguishments of debt (Note 13)                  0.1                0.8                --
                                                            ----------         ----------        ----------
  Net finance costs                                         (euro)55.1         (euro)60.7        (euro)49.2
                                                            ==========         ==========        ==========

23.      Related party transactions

Dynea Oy owns 100% of Dynea International's shares and Dynea International Oy owns 100% of Dynea Chemicals Oy's shares.The ultimate parent of Dynea Chemicals is Industri Kapital, which controls 88% of the voting rights of Dynea Oy indirectly through its two investment funds, Industri Kapital 1997 Limited and Industri Kapital 2000 Limited.Management and other shareholders own the remaining shares.

The following transactions were carried out with related parties:

Transactions with Dynea International Oy
----------------------------------------
A service agreement exists between Dynea Chemicals, and Dynea International Oy to provide treasury management and support services. The management was transferred from Dynea Chemicals Oy to Dynea International Oy in November 2000. Dynea Chemicals Oy also receives intercompany loans from its parent company Dynea International Oy. The total outstanding long-term loan payable as of December 31, 2004 and 2003 were (euro)308.4 million and (euro)276.7 million, respectively. As at December 31, 2004, there was also an outstanding short-term loan liability to Dynea International amounting to (euro)5.0 million. Related accrued interest payable of the loans as of December 31, 2004 and 2003 were
(euro)13.9 and (euro)13.2 million, respectively. During the years 2004 and 2003, interest expenses on these loans were (euro)36.3 million and (euro)34.8 million, respectively. The company also provided loans to the parent company.As at December 31, 2004, there was an outstanding short-term loan receivable from Dynea International Oy totalling to (euro)1.4 million. In 2003 Dynea International Oy recorded a group contribution of (euro)8.8 million to Dynea Chemicals Oy, which was outstanding as an accrued liability to Dynea Chemicals Oy at December 31, 2004. In 2002 Dynea Finland Oy and Dynea Overlays Oy recorded group contributions of (euro)0.8 million to Dynea International Oy, which was outstanding as an accrued liability to Dynea International Oy at December 31, 2002.

Acquisitions
------------
Effective January 1, 2003, Dynea Chemicals acquired from its parent company Dynea the Chemitec companies Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of (euro)36.2 million (Note 1).

Sale of Shares
--------------
In the year ended December 31 2004, Dynea Oy paid a purchase price adjustment
(euro)1.5 million to Dynea International relating to KCA Chemische Producte
GmbH.


Related Party Balances (in addition to the above mentioned)
-----------------------------------------------------------

                                                                  December 31, 2004      December 31, 2003
                                                                  -----------------      -----------------
     Loan receivables from associated companies                          (euro) 0.6             (euro) 0.7
     Other current receivables from other related parties                      11.5                    6.0
     Other current receivables from associated companies                        0.9                     --
     Accounts receivables from associated companies                             0.7                    1.7
     Accounts receivables from other related parties                            1.2                    2.5
     Loan payables to other related parties                                   308.4                  276.7
     Interest liabilities to other related parties                             13.9                   13.2
     Accounts payables to associated companies                                  2.3                    2.0
     Accounts payables to other related parties                                 4.1                    4.9
     Other current liabilities to other related parties                         5.0                    5.1
     Guarantees given on behalf associated companies                            0.2                    0.2

Related Party Transactions (in addition to the above mentioned)
---------------------------------------------------------------
                                                                      Year Ended            Year Ended             Year Ended
                                                                   December 31, 2004      December 31, 2003     December 31, 2002
                                                                   -----------------      -----------------     -----------------
     Sales to associated companies                                       (euro) 5.6             (euro) 7.1            (euro) 5.2
     Sales to other related parties                                            10.7                   13.4                  13.8
     Purchases from associated companies                                       19.8                   24.4                  19.2
     Purchases from other related parties                                      15.2                   12.0                   6.7
     Management service charges from related parties                            9.5                    7.9                   3.2
     Other income from associated companies                                     1.9                    1.3                    --
     Other income from other related parties                                    0.1                    0.5                    --
     Other expenses to related parties                                          0.1                     --                    --
     Interest income from other related parties                                 0.1                    0.4                    --
     Interest expenses to other related parties                                36.3                   34.9                    --


Group Contributions
-------------------
Group contributions amounting to (euro)38.2 million were made by Dynopart AS and Dynopart Holding AS to Nordkem AS in 2001 of which (euro)30 million was paid in cash during October 2001 and (euro)8.2 million during September 2002. The group contribution received by Nordkem AS is not considered to be taxable and therefore the total group contribution of (euro)38.2 million was taken to shareholders' equity.In 2002, group contributions amounting to (euro)0.9 million were made by Dynopart to Nordkem and a group contribution amounting to (euro)6.0 million was made by Dynea Finland Oy to Dynea Oy. In 2003, group contributions amounting to (euro)0.2 million were made by Dynopart to Nordkem and a group contribution amounting to (euro)5.0 million was made by Dynea Oy to Dynea Chemicals. In 2004, group contribution amounting to (euro) 7.3 million was made by Dynea Oy to Dynea Chemicals Oy. In 2004, group contribution amounting to
(euro) 0.2 million was made by Nordkem Dynopart Holding A/S, Dynopart Holding A/S and Dynopart A/S to Nordkem AS.

In addition, Dynea Chemicals received a group contribution of (euro)0.6 million from Dynea International Oy in 2003. Group contribution of (euro)0.8 and
(euro)1.4 million was made by the Dynea Chemicals group to Dynea International Oy in 2002 and 2001, respectively. In 2004 Dynea International Oy made a group contribution amounting to (euro) 1.4 million to Dynea Chemicals Oy.

24.      Notes to the cash flow statement

                                                                       Year Ended      Year Ended       Year Ended
                                                                     December 31,    December 31,     December 31,
                                                           Notes             2004            2003             2002
                                                           -----             ----            ----             ----
a.
Operating activities
      Loss for the year                                             (euro) (21.3)   (euro) (66.0)     (euro) (13.6)
      Adjustments for:
        Depreciation and amortization                       5, 6             39.1            50.2             53.1
        Impairment write downs                              5, 6              8.1             4.4               --
        (Profit)/loss on sale of discontinued operations    21                 --            (1.4)              --
        Share in undistributed earnings of associated
           companies and joint ventures                     7               (15.7)          (13.1)            (3.9)
        Finance costs                                       22               55.1            60.7             49.2
        Income tax (benefit)                                14               (0.7)           18.9             (5.0)
        Minority interest                                   2                 1.7             1.4              2.5
                                                                       ----------     -----------      -----------

      Working capital changes:
        (Increase) decrease in inventory                    8               (13.0)            7.5             (6.6)
        (Increase) decrease in accounts and related party
           receivables                                      9               (12.5)            1.5              2.6
        (Increase) decrease in other current assets                          (0.7)           (1.9)             3.4
        Decrease (increase) in other non-current assets                       0.2            (0.7)             0.1
        Increase in accounts and related party payables     17               18.3             0.7             15.4
        (Decrease) increase in accrued liabilities          18               (0.6)            5.0             (1.3)
        Increase (decrease) in other current liabilities                      2.3             0.7             (4.6)
        Increase in pension liabilities                     15                0.1             2.0              1.8
        (Decrease) increase in provisions                                    (1.2)            4.5             (3.8)
        (Decrease) in other non-current liabilities         16               (2.4)           (1.2)            (2.3)
        Adjustment for disposals and acquisitions                             0.2            (9.7)              --
                                                                       ----------     -----------      -----------
Cash generated from operations                                         (euro)57.0     (euro) 63.5      (euro) 87.0
                                                                       ==========     ===========      ===========


25.      Other principal subsidiary undertakings

Principal subsidiary undertakings as at December 31, 2004:
                                         Country of              % Ownership
               Subsidiary               Incorporation         December 31, 2004
     ---------------------------------------------------------------------------
     Dynea ASA                       Norway                          100
     Dynea Austria GmbH              Austria                         100
     Dynea B.V.                      Netherlands                     100
     Dynea Erkner GmbH               Germany                         100
     Dynea Ireland Limited           Ireland                         100
     Dynea NV                        Belgium                         100
     Dynea Finland Oy                Finland                         100
     Dynea UK Limited                UK                              100
     Dynea Resins France SAS         France                          100
     Dynea Canada Ltd                Canada                          100
     Dynea Overlays, Inc.            USA                             100
     Dynea U.S.A. Inc.               USA                             100
     Dynea NZ Limited                New Zealand                     100
     Dynea Singapore Pte Ltd         Singapore                       100
     PT Dynea Indria                 Indonesia                       51

All holdings are in the ordinary share capital of the undertaking concerned.

26. Differences between IFRS and U.S. Generally Accepted Accounting Principles

Dynea Chemicals's consolidated financial statements are prepared in accordance with IFRS, which differ in certain respects from accounting principles generally accepted in the United States ("U.S. GAAP"). The principal differences between IFRS and U.S. GAAP that affect the consolidated net loss and total shareholder's equity are presented below together with explanations of those differences.Various differences that have insignificant or no impact, such as principals related to leases, impairments, and taxes, among others, have not been presented.

                                                                   Year Ended       Year Ended       Year Ended
                                                                  December 31,     December 31,     December 31,
                                                                      2004             2003             2002
                                                                      ----             ----             ----
Reconciliation of net income (loss):
Net (loss) reported under IFRS (1)                                 (euro) (21.3)     (euro) (66.0)    (euro) (13.6)
U.S. GAAP adjustments:
    Depreciation expense                                     a               1.4              1.4              1.4
    Pension expense                                          b              (0.1)             0.6               --
    Marketable securities                                    c                --             (0.2)              --
    Reversal of amortization of goodwill                     e                --              8.9             14.6
    Discontinued operations                                  f                --             (2.8)              --
    Treatment of excess of acquirer's interest in the        g
    net fair value of acquiree's identifiable assets,
    liabilities and contingent liabilities over cost                         2.1              2.1               --
    One-time termination benefits                            h              (1.2)             1.2               --
 Major overhaul costs                                        i              (2.0)             1.6             (0.6)
    Deferred tax effect of U.S. GAAP adjustments                            (0.0)            (2.1)            (0.2)
                                                                    ------------     ------------       ----------
Net (loss) income under U.S. GAAP                                   (euro) (21.1)    (euro) (55.3)      (euro) 1.6
                                                                    ============     ============       ==========

(1) Comparative figures have been adjusted for the retrospective application of IAS 16 (revised).

Presentation of net loss in accordance with U.S. GAAP:

                                                                Year Ended      Year Ended      Year Ended
                                                               December 31,    December 31,    December 31,
                                                                   2004            2003            2002
                                                               ------------    ------------    ------------
(Loss) income from continuing operations                       (euro)(19.2)    (euro)(40.7)      (euro) 0.1
Discontinued operations:                                  f
    (Loss) income from discontinued operations, net
    of taxes of (euro)0.0 million, (euro)10.5 million
    and (euro)0.5 million, respectively                               (1.9)          (14.6)             1.5
                                                              ------------    ------------       ----------
Net (loss) income in accordance with U.S. GAAP                (euro) (21.1)   (euro) (55.3)      (euro) 1.6
                                                              ============    ============       ==========

                                                                       December 31, 2004    December 31, 2003
                                                                       -----------------    -----------------
Reconciliation of shareholder's equity:
Total shareholder's equity reported under IFRS (1)                             (euro) 72.6      (euro) 72.4
U.S. GAAP adjustments:
    Assets held for sale                                  a                            2.2              2.2
    Depreciation of tangible assets                       a                            7.5              6.1
    Amortization of goodwill                              a                            0.5              0.5
    Pension expense                                       b                            1.4              1.5
    Additional minimum pension liability                  b                          (10.9)            (7.1)
    Goodwill and fair value translation adjustments       d                          (54.7)           (35.3)
    Reversal of amortization of goodwill                  e                           23.5             23.5
    Treatment of excess of acquirer's interest in the
    net fair value of acquiree's identifiable assets,
    liabilities and contingent liabilities over cost      g                            4.2              2.1
    One-time termination benefits                         h                             --              1.2
    Major overhaul costs                                  i                           (3.5)            (1.5)
    Deferred tax effect of U.S. GAAP adjustments                                       0.8             (0.3)
                                                                               -----------      -----------
Total shareholder's equity under U.S. GAAP                                     (euro) 43.6      (euro) 65.3
                                                                               ===========      ===========


(1) Comparative figures have been adjusted for the retrospective application of IAS 16 (revised).

(a) Assets Held For Sale

In 1999, under U.S. GAAP, Dynea Chemicals determined that there were businesses which should be classified as assets held for sale in accordance with EITF 87-11 "Allocation of Purchase Price to Assets to be Sold."These businesses were principally comprised of Oxo, Polyester, and NC Trading. The amount of net profit/ (loss) on the sold operations that has been excluded from the income on a U.S. GAAP basis is (euro) 3.7 million and (euro)(5.9) million, respectively for 2000 and 1999 and gives rise to a total adjustment to equity of (euro)2.2 million

When goodwill was allocated to the assets to be sold at acquisition in order to reflect them at their fair value, excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost was created.Accordingly, the carrying value of long-lived assets was reduced when that excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost was eliminated under U.S. GAAP.This creates a difference between IFRS and U.S. GAAP related to goodwill amortization ((euro)0.5 million adjustment to equity at December 31, 2004 and December 31, 2003, respectively) and depreciation expense ((euro)7.5 million and (euro) 6.1 million adjustment to equity at December 31, 2004 and December 31, 2003, respectively). In 2002, the adjustment related to goodwill amortization was discontinued due to a new adjustment to reverse all goodwill amortization under U.S. GAAP.

(b)Pension Expense

Under IFRS the Company accounts for pension costs and similar obligations in accordance with IAS 19 (revised 2002), "Employee Benefits."For purposes of U.S. GAAP, pension costs for defined benefit plans are accounted for in accordance with SFAS No. 87, "Employers' Accounting for Pensions". The Company has the following differences in applying the two standards:

Certain subsidiaries maintain a "flat dollar" pension plan where benefit increases may be granted periodically.Under IFRS, these increases are accrued when calculating the projected benefit obligation and service cost, as they are considered a constructive obligation arising from an informal practice to grant such increases.However, under U.S. GAAP, these benefit increases are only accrued when the employer is deemed to be substantively committed to granting these increases. Otherwise, these increased benefits are treated as plan amendments when they occur.

Company's benefit plans were amended in France in 2004, in the United States in 2004 and 2003 and in Canada in 2001. Under IFRS the plan amendments, to the extent vested, are recognized through the income statement in the year they occur. Under U.S. GAAP the impact is amortized over the expected services terms of the related employees.

In addition, the two frameworks differ in the treatment of curtailments and settlements.Under IFRS, gains or losses on a plan curtailment are recognized when Dynea Chemicals is demonstrably committed to making a material reduction in the future service benefits covered by a plan. U.S. GAAP, however, requires that an enterprise recognize gains related to a curtailment when the related employees terminate or the plan suspension or amendment is adopted, and recognize losses when it is probable that the curtailment will occur and the effects can be reasonably estimated. Both IFRS and U.S. GAAP allow for accelerated recognition of unrecognized amounts on curtailments and settlements.However, the methods used in determining the portion of unrecognized amounts differ under the two frameworks.

Under U.S. GAAP, the employer should recognize an additional minimum pension liability charged to other comprehensive income in shareholders' equity to the extent that the unfunded accumulated benefit obligation ("ABO") exceeds the fair value of the plan assets and this amount is not covered by the pension liability already recognized in the balance sheet. The calculation of the ABO is based on the actuarial present value of the vested benefits to which the employee is currently entitled, based on the employee's expected date of separation or retirement.IFRS does not require the recognition of an additional minimum liability.

The following is a reconciliation of the balance sheet and income statement amounts recognized for IFRS and U.S. GAAP for pensions as of December 31, 2004, December 31, 2003 and December 31, 2002.

                                                                                December 31,     December 31,     December 31,
                                                                                    2004             2003             2002
                                                                              ---------------------------------------------------
 Liability recognized for IFRS                                                    (euro) (17.5)    (euro) (17.3)    (euro) (16.3)
 Difference in actuarial value of scheme liabilities                                       1.1              1.0              0.2
 Difference in unrecognized amounts                                                        0.0              0.4              0.7
                                                                                  ------------     ------------     ------------
 Liability recognized for US GAAP before additional minimum pension liability     (euro) (16.4)    (euro) (15.9)    (euro) (15.4)
 Equity adjustment for minimum pension liability                                         (10.9)            (7.1)            (7.6)
                                                                                  ------------     ------------     ------------
 Liability recognized for U.S. GAAP                                               (euro) (27.3)    (euro) (23.0)    (euro) (23.0)
                                                                                  ============     ============     ============

 Net periodic post-employment benefit recognized for IFRS                           (euro) 5.3       (euro) 5.9       (euro) 5.2
 Difference in service and interest cost                                                  (0.2)            (0.1)              --
 Difference in recognition of unrecognized amounts                                         0.1             (0.3)              --
 Difference in settlements/curtailments                                                    0.2             (0.2)              --
                                                                                  ------------     ------------     ------------
 Net periodic pension benefit recognized for U.S. GAAP                              (euro) 5.4       (euro) 5.3       (euro) 5.2
                                                                                  ============     ============     ============


(c) Marketable securities

Under U.S. GAAP, investments classified as available-for-sale are carried at fair value, with any unrealized gain or loss recorded as a separate component of equity. The decline in fair value below the amortized cost relating to individual marketable securities should be recorded through earnings if considered other than temporary. Therefore, in 2003 the fair value decline below carrying value ((euro)0.2 million), which had been recorded as a separate component of equity in 2000, was recorded to net income (loss) under U.S. GAAP.

(d) Goodwill and fair value translation adjustments

In connection with the revision of IAS 21 in 2003 the difference between IFRS and US GAAP with regards to the translation of goodwill and fair value adjustments arising from the acquisition of foreign entities was eliminated. Dynea International applies the revised standard prospectively to all acquisitions occuring on or after January 1, 2004. Goodwill and fair value adjustments arising from the acquisition of foreign entities before January 1, 2004 were translated at the exchange rate at the date of acquisition.Under U.S. GAAP, SFAS 52 "Foreign Currency Translation" requires these amounts to be translated at the exchange rate at each balance sheet date.This remaining translation adjustment is included in comprehensive income under U.S. GAAP.

On January 1, 2004, Dynea International early adopted IFRS 3 resulting in derecognition of negative goodwill with a corresponding adjustment to the opening balance of retained earnings under IFRS.The cumulative amount of excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost recognized amounted to
(euro)14.1 million at December 31, 2003.Under SFAS 142, the excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is allocated to long-lived assets of acquired companies and depreciated over their useful life. Therefore, the amount recognized in retained earnings on January 1, 2004 under IFRS is reversed under US GAAP.

(e) Reversal of Amortization of Goodwill

Amortization of Goodwill
------------------------
In accordance with IFRS, Dynea International amortized all intangible assets including goodwill on a straight-line basis over the expected useful lives of the assets until December 31, 2003. After the issuance of IFRS 3 in 2004, goodwill and intangible assets with indefinite lives are no longer amortized after January 1, 2004, but are subject to an annual impairment test similarly to the provisions of SFAS 142, "Goodwill and Other Intangible Assets", which was adopted by Dynea International on January 1, 2002. The U.S.GAAP adjustment still remaining reverses the amortization expense recorded under IFRS before the adoption of IFRS 3.

Impairment of Goodwill
----------------------
Dynea International has evaluated its existing goodwill relating to prior business combinations and has determined that an adjustment or reclassification to intangible assets as of January 1, 2002 was not required in order to conform to the new requirements of SFAS 142. The company has also reassessed the useful lives and carrying values of other intangible assets, and will continue to amortize these over their remaining useful lives.

As of January 1, 2002, Dynea International performed the transitional impairment test under FAS 142 and compared the carrying value for each reporting unit to its fair value, which was determined based on discounted cash flows. Upon completion of the transitional impairment test, Dynea International determined that there was no impairment as of January 1, 2002, as the carrying value of each reporting unit did not exceed its fair value.The Company also completed its annual impairment test required by SFAS 142 during the fourth quarter of 2002, 2003 and 2004, which was also performed by comparing the carrying value of each reporting unit to its fair value based on discounted cash flow. No impairment was recognized.

(f) Discontinued operations

In December 2002, Dynea International's Board of Directors approved a detailed formal plan to sell its Oil Field Chemicals business segment. On January 28, 2003 the disposal of the business segment to M-I L.C.C. was completed.The deal became effective as of January 1, 2003 and included Oil Field Chemicals business in Norway, the subsidiaries in Australia, Great Britain, Indonesia, Middle-East and Singapore, and the shares of an associated company in India. The income from discontinued operations is presented separately from the income from continuing operations. The adjustment ((euro)2.8 million in 2003) relates to the translation of goodwill relating to the units sold (see (d) Translation Adjustments).

(g) Treatment of excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost

Effective January 1, 2003 Dynea International acquired from its parent company Dynea the Chemitec companies consisting of Dynea Erkner Gmbh and Dynea Holding B.V. with its subsidiaries for a consideration of (euro)36.2 million. The acquisition was regarded as a transaction between parties under common control and handled as uniting of interest. The transaction resulted in a excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost of (euro)15.0 million, which was credited against goodwill under IFRS and recognised as income in the line depreciation and amortization over 17 years. Under SFAS 142 excess of acquirer's interest in the net fair value of acquiree's identifiable assets, liabilities and contingent liabilities over cost is allocated to long-lived assets of acquired companies and depreciated over their useful life. This leads to lower depreciation charges of these assets compared to IFRS. The difference between IFRS and U.S. GAAP was therefore eliminated when IFRS 3 was issued in 2004. However, as IFRS 3 is applied prospectively, an adjustment remains with the acquisition of the Chemitec companies.

(h) One-time termination benefits

In December 2003, the Board of Directors of Dynea Chemicals approved a detailed formal plan to relocate the production from Engene to Lillestr0m during 2004. Under IFRS the company recognizes a liability for termination benefits when it has a constructive obligation to provide these benefits, thus, a liability was recognized in 2003. According to FAS 146 one-time termination benefits are measured at the communication date and then recognized ratably over the future service period. The employees were terminated in 2004 and thus, under US GAAP the cost was recognized in its entirety in 2004.

(i) Major overhaul costs

Under IFRS, the early adoption of IAS 16 (revised) at January 1, 2004 resulted in a change in the accounting for major overhaul costs: such costs are now capitalized as part of the cost of an asset. Under U.S. GAAP the costs of major overhauls are expensed as incurred. As the change in the IFRS accounting policy is applied retrospectively starting from the earliest year presented, that is, from January 1, 2002 onwards, an adjustment is shown in the U.S. GAAP reconciliation for all years presented.

(j) New accounting standard

In January 2003, the FASB (Financial Accounting Standards Board) issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46), which was amended in December 2003 when the FASB issued FIN 46-R. Under the interpretation, as amended, certain entities known as "Variable Interest Entities" (VIE) must be consolidated by the "primary beneficiary" of the entity. The primary beneficiary is generally defined as having the majority of the risks and rewards arising from the VIE.

FIN 46-R is effective for Dynea International's December 31, 2004 financial statements for any new arrangements created after December 31, 2003. Dynea International has identified one new arrangement that was created late in 2004 and therefore is in the scope of the new standard already as of December 31, 2004. The impact of this arrangement on the Company's December 31, 2004 financial statements is however considered immaterial as the operations were only started in December 2004. The new arrangement will be evaluated in accordance with FIN 46-R starting from January 1, 2005. FIN 46-R is effective also for possible VIEs created before December 31, 2003 for Dynea International's December 31, 2005 financial statements and the Company is currently evaluating the impact on its results of operations and financial position under U.S. GAAP.

In November 2004 the Financial Accounting Standards Board (FASB) issued Financial Accounting Standard No. 151, Inventory Costs - an amendment of ARB No. 43, Chapter 4 (revised ) (FAS 151).FAS 151 amends the guidance in ARB No. 43, Chapter 4, 'Inventory Pricing,' to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage).FAS 151 requires that those items be recognized as current-period charges.In addition, FAS 151 requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities.FAS 151 is effective for Dynea International for its year ended December 31, 2006. The Company is currently investigating the impact of the statement on the results of operations and financial position under U.S. GAAP.

In December 2004 the FASB issued Financial Accounting Standard No. 123R, Share-Based Payment (FAS 123R).FAS 123R requires that companies expense the value of employee stock options and other awards.FAS 123R allows companies to choose an option pricing model that appropriately reflects their specific circumstances and the economics of their transactions, and allows companies to select from three transition methods for adoption of the provisions of the standard.FAS 123R is effective for Dynea International for its year ended December 31, 2006. . The new standard is not expected to have material impact on the Company's results of operations and financial position under U.S. GAAP. In December 2004 the FASB issued Financial Accounting Standard No. 153, Exchanges of Nonmonetary Assets (FAS 153).FAS 153 amends APB Opinion No. 29, Accounting for Nonmonetary Transactions, to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange.FAS 153is effective for Dynea for nonmonetary exchanges occurring on or after January 1, 2006. The new standard is not expected to have material impact on the Company's results of operations and financial position under U.S. GAAP.

27.      Subsequent Events

On January 21, 2005, Dynea Chemicals and senior lenders signed an amendment letter to the senior credit agreement. The amendments include amended financial covenants for fourth quarter 2004 to fourth quarter 2006 and a commitment from the owners of Dynea International to make additional equity injections in cash of (euro)11.0 million in both 2005 and 2006 to Dynea Chemicals Oy. Additionally, a new redemption premium was included to the credit agreement, the redemption premium will be an amount equal to 0.50 % of the principal amount repaid or prepaid if such repayment or prepayment occurs after 30 November 2005 but prior to 30 April 2006; and 1.50 % of the principal amount repaid or prepaid if such repayment or prepayment occurs on or after 30 April 2006.

Based on the authorisation by the extra general meeting of the shareholders, the Board of Directors of Dynea Oy have decided in January 2005 to grant an offer in total 3.296.800 share options to the B-shareholders of Dynea Oy being current key managers employed by Dynea Oy and its subsidiaries of Dynea ChemicalsOy. Under IFRS 2, Share-based payment transactions require an expense to be recognized in Dynea Chemicals Oy when share options are granted as part of the remuneration package to its key managers. The share options in Dynea Oy are measured at fair value and the charge will be reflected in the financial statements of Dynea Chemicals Oy in 2005.

Dynea Chemicals' reportable primary business segments have been changed to four geographical areas, Europe, North America, Asia Pacific and South America following the new business structure announced on March 21, 2005.